As filed with the Securities and Exchange Commission on October 25, 2012

Registration No. 001-35699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Planet Payment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-4084693
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

670 Long Beach Blvd. Long Beach, New York	11561
(Address of principal executive offices)	(Zip Code)

(516) 670-3200

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting Company ☐

Special Note Regarding Forward-Looking Statements and Industry Data

This registration statement includes forward-looking statements. All statements contained in this registration statement other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend” and “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Item 1A. Risk Factors.” In light of these risks, uncertainties and assumptions, the future events and trends discussed in this registration statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this registration statement or to conform these statements to actual results or revised expectations.

This registration statement also contains estimates and other data concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts, including those generated by the International Data Corporation, The Nilson Report and the Economist Intelligence Unit. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to this information. Although we believe the information in these industry publications, surveys and forecasts is reliable, any projections, assumptions and estimates, including market size and growth rates of the markets in which we participate, is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Items 1A. Risk Factors” and elsewhere in this registration statement. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us.

Corporate Information

We were incorporated in the State of Delaware on October 12, 1999 as Planet Group, Inc. On June 18, 2007, we changed our name to Planet Payment, Inc. Our principal executive offices are located at 670 Long Beach Boulevard, Long Beach, New York 11561, and our telephone number is (516) 670-3200. Our website address is www.planetpayment.com. The information on, or that can be accessed through, our website is not part of this registration statement.

Since March 20, 2006, shares of our common stock have traded on the Alternative Investment Market of the London Stock Exchange, or AIM, under the symbols “PPT” and “PPTR,” and immediately subsequent to the effectiveness of this registration statement will continue to trade on AIM.

Since November 19, 2008, shares of our common stock have traded on the OTCQX market tier operated by OTC Markets Group, Inc., or the OTCQX, under the symbol “PLPM,” and immediately subsequent to the effectiveness of this registration statement will cease to trade on the OTCQX.

Except where the context requires otherwise, in this registration statement, “Company,” “Planet Payment,” “Registrant,” “we,” “us” and “our” refer to Planet Payment, Inc. and its subsidiaries.

Planet Payment®, BuyVoice®, FX Assured®, Helping International Customers Feel at Home®, iPAY®, Pay in Your Currency®, The Better Way to Pay®, The Better Way to Pay, Guaranteed®, and Voice Store® are registered trademarks of Planet Payment and Cardholder Choice™, iPAY Tokens™, Planet Switch™ and our logo are additional trademarks of Planet Payment. All other service marks, trademarks and tradenames appearing in this registration statement are the property of their respective owners.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year before the end of that five-year period, we would cease to be an “emerging growth company” as of December 31 of that year.

Under Section 107(b) of the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourself of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Item 1.           Business.

Overview

We believe Planet Payment is a leading provider of international payment processing and multi-currency processing services. We provide our services to approximately 34,000 active merchant locations in 18 countries and territories across the Asia Pacific region, North America, the Middle East, Africa and Europe, primarily through our acquiring bank and processor customers, as well as through our own direct sales force. We provide banks and their merchants with innovative services to accept, process and reconcile electronic payments.  Our point-of-sale multi-currency payment processing services are designed for merchants in the retail, restaurant, and hospitality environments.  We also provide payment services for e-commerce and mail and telephone order merchants. Our point-of-sale and e-commerce services help merchants sell more goods and services to consumers, and are integrated within the international payment card transaction process enabling our acquiring customers to process and reconcile payment transactions in multiple currencies, geographies and channels. We are a registered third party processor with the major card associations and operate in accordance with industry standards, including the Payment Card Industry, or PCI, Security Council’s Data Security Standards.

Our services help banks, processors and merchants enhance revenue, broaden their product set and open new sales channels. Our payment processing services enable the authorization and settlement of payment transactions by providing the connections between the merchant, its bank and the card association.  In addition, we provide online access to advanced reconciliation and reporting services and localized language support to our customers. Our flagship offerings are our multi-currency processing services, which include Pay In Your Currency and Multi-Currency Pricing. These services enable merchants to offer customized pricing in multiple currencies. Additionally, acquiring banks, processors and merchants all benefit from the ease of settlement and reporting in their local currency.

Our proprietary, currency-neutral payment processing technology platform enables us to develop and deliver a broad range of international payment services, quickly enter new markets and provide a range of differentiated solutions and analytical tools that are easily integrated within our customers’ existing business processes. We provide our customers with worldwide connectivity to our payments infrastructure that is secure, compliant and regularly updated with the latest capabilities, services and functionalities. Our secure platform was developed with next-generation technology, free of many of the traditional legacy constraints of older platforms. It is highly scalable to facilitate growth and meet the needs of new large volume customers, and flexible to provide a broad range of capabilities, including the unique regional requirements of the various markets in which we operate.

We distribute and cross sell our services across a variety of points of sale and e-commerce payment channels with customized solutions in specific verticals, such as hospitality, restaurants and retail. We believe our business model creates powerful network effects which will help drive growth and operating leverage in our business while our contracts, which generally have an initial term of three to five years, offer stability to and enhanced visibility of our financial performance. In 2011, we generated 56% of our revenue internationally and 44% in the United States, and in the first six months of 2012, we produced 57% of our revenue internationally and 43% in the United States, through a recurring revenue model that generates fees every time a purchase is made across our network. We manage our business through two operating segments. For the year ended December 31, 2011, our multi-currency processing services represented approximately 65% of our revenue and our payment processing services represented approximately 35% of our revenue. For the six months ended June 30, 2012, our multi-currency processing services represented approximately 66% of our revenue and our payment processing services represented approximately 34% of our revenue.

For the years 2009, 2010 and 2011 and the six months ended June 30, 2012, our net revenue was $26.3 million, $30.6 million, $41.9 million and $21.8 million, respectively. In the same periods, our net (loss) income was $(4.2) million, $(3.1) million, $2.4 million and $(0.4) million, respectively, and our Adjusted EBITDA was $0.3 million, $1.8 million, $5.9 million and $1.9 million, respectively. Adjusted EBITDA is a financial measure not calculated in accordance with GAAP. For information on how we calculate Adjusted EBITDA, see “Item 2.  Financial Information.”

Our history

We were incorporated in Delaware as Planet Group, Inc. in October 1999. In 1999 and 2000, we launched our e-commerce payment processing services in New Zealand and received our first institutional funding. In 2002, we implemented an initial trial for our multi-currency processing service in the United States. In March 2006, our common stock began trading on AIM under the symbols “PPT” and “PPTR.” In 2006 and 2007, we signed contracts with a number of acquiring banks and processors in China, Hong Kong, Macau, Malaysia and Taiwan, including Hang Seng Bank and Global Payments Asia Pacific. Also, in 2006, we acquired the assets of Transworld Payment Solutions, which enabled us to become a full-service third-party processor. In 2008, we acquired the iPAY business and related assets, and expanded our Pay In Your Currency service into India. In November 2008, our common stock began trading on the OTCQX under the symbol “PLPM.” In 2009, we expanded our full-service processing services into Canada and our Pay In Your Currency service into the Philippines. In 2010, we expanded our Pay In Your Currency service to Brunei, the Maldives, Singapore, South Africa, Sri Lanka, and the United Arab Emirates. Also in 2010, we entered into agreements to provide multi-currency processing services to Global Payments, Inc. for the United States and Canada and renewed or extended our agreements with Vantiv, LLC (formerly known as Fifth Third Processing Solutions) and TSYS Acquiring Solutions. In 2011, we entered into a contract with Vantiv to provide our Pay In Your Currency service at ATMs. In 2012, we entered into a contract with China UnionPay to provide processing support for China UnionPay’s credit and debit cards in both card present and card-not-present environments directly to banks and acquirers on a worldwide basis. Also in 2012, we signed agreements with additional acquiring banks to provide our Pay in Your Currency service in the Philippines and the UAE and launched our hosted MICROS Payment Gateway for Banorte in Mexico. Additionally, we acquired BPS, a payments technology company headquartered in Ireland.

The global payments industry

Industry trends

We operate in the global payments industry, with a specific focus on international payment processing. We believe there are three primary trends which drive growth in our industry:

•                  continued global shift toward electronic payment transactions;

•                  increased international travel and commerce; and

•                  increased e-commerce on a global scale.

Continued global shift toward electronic payment transactions

There has been a significant global shift away from paper-based methods of payment, including cash and checks, towards electronic-based methods of payment, including mobile payments. A growing number of merchants are accepting electronic payments to improve sales and customer convenience. According to The Nilson Report, global card purchase volume is projected to reach $21.9 trillion in 2015, representing a compound annual growth rate, or CAGR, of approximately 15.8% from 2007 global card purchase volume of $6.7 trillion, and, according to the Economic Intelligence Unit, total global consumer spending is projected to reach $45.2 trillion in 2015 from $30.6 trillion in 2007, which represents a projected increase in global card purchase volume from 22.0% of total global consumer spending in 2007 to 48.3% in 2015.

Growth in global card spending

We believe that while card usage growth is a global phenomenon, many large markets are still highly underpenetrated. For example, in 2010, according to The Nilson Report, there was an aggregate of 1,921.9 million payment cards in circulation in Canada, Europe and the United States and, according to the Economist Intelligence Unit, those regions had an aggregate population of 671.4 million people, which represents an average of 2.86 payment cards per person. However, in 2010, according to The Nilson Report, there was an aggregate of 3,983.6 million payments cards in circulation in the Asia Pacific region, Latin America, the Middle East and Africa and, according to the Economist Intelligence Unit, those regions had an aggregate population of 4,889.2 million people, which represents an average of 0.81 payment cards per person.

Increased international travel and commerce

We believe a primary driver of growth in international spending is increasing international travel and commerce. According to United Nations World Tourism Organization, international arrivals are expected to increase by approximately 38.4% to approximately 1.36 billion by 2020, up from approximately 983 million in 2011. According to the World Tourism and Travel Council, international travelers will spend approximately $1.3 trillion annually by 2014 compared to $1.1 trillion annually in 2010. Visa reported that, for the three and twelve months ended June 30, 2012, cross-border payments and cash volume grew 14% and 15%, respectively, period-over-period on a constant U.S. Dollar basis and MasterCard reported that, for the twelve months ended December 31, 2011 and three months ended June 30, 2012, cross-border volume grew 19% and 17%, respectively, period-over-period on a local currency basis.

Increased e-commerce on a global scale

With the rapid increase in the number of Internet buyers worldwide, competition among e-commerce merchants is growing and becoming more global. International Data Corporation forecasts that the number of Internet buyers worldwide will expand from 705 million in 2010 to approximately 1.2 billion in 2015 and that the amount of worldwide commerce conducted over the Internet will increase from $8.8 trillion in 2010 to approximately $15.7 trillion in 2015, representing a CAGR of 12.2%. As a result of this rapid growth and the resulting competitive pressures, merchants must focus their resources on attracting consumers to their websites and making the buying decision as convenient and easy as possible.

Industry challenges

As a result of the trends that are driving growth and change in our industry, we believe acquiring banks and processors and merchants are facing new challenges and competitive pressures and are demanding secure, reliable and differentiated solutions to more efficiently and effectively process payments. In addition, we believe consumers are increasingly seeking a more transparent and convenient way to pay.

Acquiring banks and processors

We believe that acquiring banks and processors are eager to secure new revenue streams, expand their customer portfolios and reduce costs, while meeting the dynamic challenges of a rapidly growing global payment processing industry, including keeping pace with heightened security standards and evolving rules and regulations. Growing and retaining a strong and loyal customer base requires acquiring banks and processors to secure competitive differentiators by regularly upgrading their offerings with the latest services, capabilities and functionality. However, many of these acquiring banks and processors may have limited in-house resources to commit to such upgrades and may be constrained in their ability to do so by their older legacy processing systems.

These challenges are compounded as an acquiring bank’s merchant portfolio expands, diversifies and becomes more global, due to the increased costs and risks associated with adapting to and complying with the varied business, legal and regulatory environments of different geographies and industries. Acquiring banks seek to enter new markets to increase sales and drive future expansion opportunities. However, when an acquiring bank expands into a new geography or industry, the initial revenue stream derived from that expansion is often not significant enough to justify the major investment required to build their own solutions, and as a result, an acquiring bank may be deterred from expanding into certain geographies or sales channels.

Merchants

To survive and thrive in an increasingly competitive and global marketplace, we believe merchants need electronic payment solutions that improve sales, attract international consumers, enhance the consumer experience at the point of sale and reduce costs. Merchants with global reach may struggle to manage multiple acquiring relationships, processing solutions and point-of-sale systems across geographies. We believe it is important for these merchants, as well as merchants with an online presence or a significant number of international consumers, to capitalize on the continued global shift toward electronic payment transactions, increased international travel and commerce and increased e-commerce on a global scale. Merchants who fail to do so may lose the opportunity to make sales to international consumers and are at risk of losing consumers to competitors that offer native currency pricing.

In the current environment, we believe that merchants want to focus on their core competency of making sales and consider international sales to be too difficult or expensive. In many cases, international payment processing results in additional fees and costs while the additional revenue associated with the foreign exchange margin is captured by the card issuing bank and/or card associations rather than the merchant. As a result, there is no incremental revenue stream to offset the merchant’s associated additional costs of international sales.

Consumers

International payment card transactions typically represent an obscure and costly event for the consumer because consumers are often not aware of the final cost of the transaction in their native currency, the exchange rate that will be applied or the additional fees that they will be charged by the card issuing bank. This lack of clarity may cause delay and inconvenience at the point of sale and create difficulties with reimbursement for international business travelers. We believe consumers are also seeking greater transparency regarding transaction fees and are increasingly concerned with the protection of their personal information.

Our solution

Our payment processing and multi-currency processing services are designed to enable acquiring banks and processors and merchants to meet these challenges by integrating our secure and reliable processing platform into their existing systems with advanced services such as consolidated reporting and data analytics. These services are designed to expand the market reach and merchant portfolio of our acquiring bank customers, increase sales and provide an attractive new revenue stream for merchants, and improve the buying experience for consumers.

Acquiring banks and processors

Through our platform, acquiring banks and processors are able to offer differentiated services to merchant customers that enhance merchant loyalty, attract new merchants, and open new sales channels. In addition, by securing a share of the foreign exchange rate margin, our customers gain access to a new, high-margin revenue stream. By partnering with us, our customers get access to our next-generation technology and are able to cost-effectively enhance the processing services they offer to merchants. Our acquiring bank customers also gain a competitive advantage by being able to more easily expand their merchant portfolio and open new sales channels without incurring the significant up-front costs associated with developing an in-house solution to meet the specific business, legal and regulatory needs of a new geography, industry or merchant type. We provide our customers with worldwide connectivity to our leading payments infrastructure that is secure, compliant and regularly updated with the latest capabilities, services and functionalities.

Merchants

Merchants can use our services to attract more international customers, and make the buying experience more convenient and transparent and share in additional fees. Merchants that use our services are also able to provide customized solutions that are adapted for their specific shopping experience. For example, in the restaurant vertical where the payment card is frequently swiped at a location away from the customer, we developed our patented “Cardholder Choice” service, which presents the two currency amounts and disclosure information on the receipt itself and allows the customer to make their selection on that same receipt. Because of the flexibility and scalability of our platform, merchants can enjoy a single processing solution that is integrated and consistent across multiple locations. Our solution also provides merchants with access to valuable reporting data that helps them better understand and capitalize on the purchasing patterns and form-of-payment preferences of their customers.

Consumers

Consumers benefit from the advanced multi-currency services we provide to our customers, enjoying greater clarity as to the final cost of the transaction in their native currency for point-of-sale purchases or online transactions.

Our competitive strengths

Domain knowledge of international payments

Since our founding in 1999, we have established deep domain knowledge of international payments and multi-currency payment processing based on our multi-currency capabilities, patented, per-transaction foreign currency markup technology, our proprietary transaction-level reconciliation, global reporting and data analytics services, and our support for local language and market requirements. Given the breadth of our offerings, the global scope of our services, our brand recognition in the industry and the proprietary nature of our technology, we believe we are one of the leading providers of international payment processing in the world.

Broad international footprint and distribution

We provide our services to more than 45 acquiring banks and processors who offer our payment and multi-currency services to their own network of merchants. We utilize our direct sales force and have leveraged the geographic footprints and distribution capabilities of our acquiring customers to build a diversified base of approximately 34,000 active merchant locations in 18 countries and territories across the Asia Pacific region, North America, the Middle East, Africa, and Europe. In North America, we offer our payment processing services directly to merchants in certain channels.

Versatile and scalable proprietary technology platform

We have developed and operate a single, currency-neutral payment processing platform that enables us to quickly enter new markets and respond to new opportunities. Our proprietary platform is highly scalable to meet the needs of large volume customers, is highly flexible to provide a broad range of capabilities, and meets the regional requirements of the various markets in which we operate. Given the unified architecture of our single platform, once new enhancements and solutions have been implemented, they are available to all of our customers around the world. Planet Switch is our front-end system, which communicates with the merchant’s system and provides transaction authorization, switching and security services. These security services include tokenization, encryption and region specific offerings. Additionally, Planet Switch uses our patented foreign currency-rate setting methodology to enhance flexibility for us and our customers. Merchant Accounting System, or MAS, is our back-end system, which makes a financial record of transactions as between a merchant, acquirer and a card association; calculates, effects settlement and prepares statements of payments, costs, losses and adjustments with respect to transactions. MAS also comprises our reconciliation, reporting and transaction settlement system, which provides settlement services in any currency supported by the card associations, fraud and risk management services, as well as web-based reporting and email alerts with local language support. Our platform has dedicated endpoints which allow us to connect directly to Visa, MasterCard, American Express and JCB, and provide an end-to-end service for our customers, without the need for third-party processors. We also provide a proprietary Internet payment gateway service, iPAY Gateway, which we acquired in 2008 and is fully integrated into our platform, to provide a range of online payment processing services to e-commerce customers.

Differentiated and innovative suite of payment services

Our proprietary platform offers a broad range of domestic and international point-of-sale and e-commerce processing services, which utilize our patented rate mark-up methodology. Our suite of services is comprised of our:

•                 Payment processing service that provides end-to-end processing of both domestic and multi-currency transactions, including authorization, capture, clearing and settlement services, to our customers along with support for local language and market requirements and online access to our advanced reconciliation, reporting and analytics services.

•                  Pay In Your Currency service that enables international consumers to make purchases in their own currency for greater transparency, while merchants enjoy the ease of settlement and reporting in their local currency. Additionally, we launched a new service in the second quarter of 2012 that will enable international consumers to view the final amount in their native currency when withdrawing local currency at an ATM.

•                  FX Assured service that utilizes our patented foreign currency exchange rate-calculation methodology that enables merchants to offer their consumers a lower individualized exchange rate than would otherwise have been charged to the consumer by their credit card provider.

•                  Multi-Currency Pricing service that enables Internet, point-of-sale, and mail order and telephone order, or MOTO, merchants to target international consumers by allowing them to view pricing and make purchases in their home currencies.

•                  iPAY Gateway that provides fully-integrated domestic and multi-currency processing services with connectivity to a range of processors that enables acceptance of all major payment types and methods. iPAY also provides other card-not-present payment services such as subscription and recurring billing services, fraud and security tools and a virtual terminal.

•                  Global Consolidated Reporting and Data Analytics that provide merchants with valuable insights into their operations, with in-depth profiles of customer spending habits and country of origin and enables them to create personalized marketing programs to attract international consumers.

Customized vertical specific solutions

We leverage our platform and services to create a suite of customized solutions for specific verticals and channels that we believe provide a differentiated value proposition for our customers. For example in the hospitality vertical, we have developed multi-currency solutions that accommodate the complexities associated with payments at check-in and check-out. Within the retail vertical, we designed a service that enables a consumer to view and select side-by-side pricing in two currencies utilizing customer-facing signature capture devices. We have also created solutions for specific point-of-sale systems, such as support for MICROS integrated systems, which enable merchants to utilize our multi-currency processing services easily without any further integration. For the e-commerce vertical, our iPAY service provides customers with fully integrated domestic and multi-currency processing services.

Business model with network effects

We believe there are significant and powerful network effects in our business model, which will help drive growth and operating leverage in our business. We believe that these network effects are at an early stage of development and will be a material driver of growth in the future. As we continue to add new acquiring bank and processing customers, we gain the benefits of their sales force and distribution capabilities as well as their network of merchants. As we gain additional market penetration, our customers’ competitors have recognized the value we provide and have sought to partner with us to provide our services. As we board new merchants, we gain additional market penetration and we are able to demonstrate the benefits of our services to other merchants who may also choose to implement our services.

Our strategy

We seek to extend our leading position and enhance the network effects in our business model by continuing to penetrate our existing markets and expand in new geographies and market segments. Our goal is to continue to deliver innovative payment services to our customers that help merchants sell more goods and services and improve their business efficiencies. The key components of our strategy include:

Continued focus on existing customer base

We intend to continue to collaborate with our existing acquiring bank and processor customers in order to increase participation by merchants in the various services that we offer together. We believe that based solely on our existing acquiring bank and processor customers, we have a large addressable market, which consists of their existing pool of merchants, as well as additional merchants that they may acquire in the future. Our relationship sales and marketing staff are continuously working with our customers to help these channels achieve increased sales, as well as improve usage and opt-in to our services among existing merchants.

Cross-sell to existing customers

We intend to continue to cross sell our innovative services to our acquiring banks and processors, and merchants. Our range of services and solutions enable cross-selling opportunities that are intended to increase revenue from our existing customers by helping them broaden their product set with additional value-add services. We intend to continue to demonstrate to our customers how they can leverage our unified global platform and enhanced services to improve operational efficiency. For example, an existing customer for Pay In Your Currency at the point of sale has recently agreed to expand their use of our services to include Pay In Your Currency at ATMs, which we launched in the second quarter of 2012. We believe these cross-sale opportunities are at a very early stage of penetration and represent a significant incremental margin opportunity for us because there are lower customer acquisition and integration expenses.

Add new customers

Our sales and business development group will continue to target new acquiring banks and processors and merchants in existing regions. We believe acquiring banks and processors are seeking differentiated turnkey solutions, such as ours, to provide them with international payment processing services and multi-currency processing capabilities, which they can offer to merchants. We believe merchants are increasingly seeking global payment processing services, such as ours, that are integrated into their existing business processes, enabling them to consolidate reporting and data from different international business units, regardless of geographic location or sales channel. Additionally, we believe merchants are seeking services such as ours to streamline their operations by reducing the number of different point-of-sale technologies that they need to support their global businesses.

Enter new markets

We are leveraging our platform to enter new geographies and business sectors. We are working to implement our services in new countries to expand our footprint and support the growth of our customers. We are targeting geographies with higher levels of international purchase volume, such as in the Latin American region. We are in discussions with a number of prospective customers in the region, some of which we anticipate may lead to contractual arrangements in the near future. We are also expanding into additional business sectors where we can offer our differentiated technology and services, such as our recent launch of our Pay In Your Currency service at ATMs. We believe the expansion of our services will increase our market opportunity and continue to facilitate our growth into the future.

Enhance our technology platform capabilities

We will continue to use our technology resources to develop advanced platform capabilities in order to enhance our market position and enable our customers to retain and attract new business. We believe that platform enhancements, whether driven by changes in the marketplace or regulatory requirements, will lead to increased revenue. For example, adding support for the EMV international payment card standard, also known as “chip and PIN,” as required in certain regions, significantly opened the market opportunity for our multi-currency processing services around the world. We have also developed platform improvements, such as card data tokenization and encryption, support for local and regional interchange, and broadening support for integrated point-of-sale systems, such as MICROS, which we believe will continue to expand the addressable market for our services. In May 2012, we acquired BPS, which has an enabling technology that we believe will enable us to implement additional value-added solutions at a merchant’s point of sale.

Develop new services and solutions

As the payment industry continues to evolve, we aim to be at the forefront by developing new services and solutions that leverage our platform and core competencies and thereby enable us to enter new markets, attract new customers and retain existing ones. We believe the development of new services and solutions will be an important revenue source in the future, enable us to continue to differentiate our platform and capabilities, and accelerate the network effects of our business model. For example, we are developing innovative mobile payment and mobile commerce solutions for our partners and channels that leverage the core competencies of our payment processing platform. We have also leveraged our platform and services to develop new solutions for our customers. Additionally, we host the MICROS Payment Gateway that enables users of MICROS integrated point-of-sale systems around the world to directly access our international payment processing and multi-currency processing services.

Pursue selective acquisitions

We intend to selectively pursue acquisitions that will help us achieve our strategic goals, enhance our technology and capabilities, and accelerate growth. For example, in 2008, we acquired the assets of iPAY and its associated merchant processing portfolio, which provided us with an Internet payment gateway and enabled us to offer end-to-end e-commerce payment processing. In addition, in May 2012, we acquired BPS, a payments technology company headquartered in Ireland, for approximately €1.4 million (approximately $1.8 million) in cash and the issuance of 488,337 shares of our common stock to the former BPS shareholders. We believe pursuing these types of acquisitions will increase our ability to work with existing customers, add new customers, enter new markets, develop new services and enhance our processing platform capabilities. However, we have no commitments with respect to any such acquisitions at this time.

Our services

We provide a range of international payment processing and multi-currency processing services that are integrated within the payment card transaction flow. Our services enable our customers to process and reconcile payment transactions in multiple currencies, geographies and channels at the point-of-sale and through e-commerce, including:

Payment processing

Our advanced payment processing services provide an end-to-end solution for our customers. When a merchant wishes to accept a payment using a payment card, we receive an authorization request from a merchant’s point of sale. In real time, we submit that transaction to the card associations for authorization by the card issuer. Upon receipt of an authorization (or decline) we return the message to the merchant, which then completes the transaction with the cardholder. At the end of each day, we capture all of the transactions processed during the day for each merchant and submit them to the card associations as part of the clearing and settlement process. Thereafter, we reconcile and provide reporting to our customers on the transactions that have been processed. We provide these services for major credit and debit card types, for both EMV and magnetic stripe transactions. While our primary differentiator is in the area of international payment processing, we also provide value-add domestic processing that utilizes the same authorization, settlement and reporting systems for local currency payment card transactions.

On the front end, our authorization and capture processing services are integrated into the transaction flow of acquiring banks and processors to provide seamless support to merchants in card-present and card-not-present environments with multi-currency functionality. Our processing services support authorization of various regional card and debit payments, including: Visa; MasterCard; American Express; Discover; Diners Club International; JCB; Interac; and Maestro. In 2012, we signed an agreement with China UnionPay that enabled us to add authorization for China UnionPay transactions.

Using our front-end processing services, merchants are able to: accept many forms of payment, including major credit cards, debit cards and Automated Clearing House, or ACH, payments; accept payments online or at physical points of sale; and provide fraud and security protection, including customized access control, fraud monitoring tools and post-clearing exception flag generation.

On the back-end, we deploy a single, flexible and scalable platform that supports acquiring banks, processors and merchants across multiple geographies and payment systems. The key functions of our Merchant Accounting System, or MAS, include:

•                  clearing to the major card associations;

•                  intra-country, intra-regional and international interchange support;

•                  flexible merchant pricing structures, including bundled, unbundled, pass through, 2-tier and 3-tier pricing;

•                  online exception and chargeback management tools;

•                  per-transaction FX markup methodology that calculates exchange rates, which vary by region, and by merchant;

•                  flexible exchange rate sourcing; and

•                  multiple language support for acquirers and merchants, including the ability to support double-byte character sets, such as for Mandarin and Cantonese.

As part of our processing services we also offer our acquiring bank and processor customers advanced transaction reconciliation and reporting services, including the capability for segregated reporting by region, market and currency, available via the Internet, at all times, at the touch of a button.

Multi-currency processing

Our flagship offering is multi-currency processing, which empowers acquiring banks, processors and merchants to provide Pay In Your Currency and Multi-Currency Pricing by means of our single, currency-neutral proprietary payment processing technology platform.

Our multi-currency processing services are designed for a variety of payment environments, from customer-facing terminals to fully integrated front-desk systems or through either our online e-commerce gateway or a third-party e-commerce gateway. In addition, Vantiv, LLC has recently agreed to expand its use of our services to include Pay In Your Currency at ATMs, which we launched in the second quarter of 2012.

Pay In Your Currency

Pay In Your Currency is a customer service feature in which a payment card purchase initially priced in the merchant’s local currency is converted, after the card is presented, in real time at the point of sale into the consumer’s native currency while the merchant continues to receive settlement in its local currency. We believe this creates a personalized shopping experience and allows international consumers to enjoy the clarity and convenience of paying for their purchase or ATM withdrawal in their native currency.

To further illustrate the advantages of Pay In Your Currency, the chart below sets forth a representative transaction flow for processing: (1) a traditional card-based payment by a U.S. consumer to a Hong Kong merchant; and (2) a card-based payment by a U.S. consumer to a Hong Kong merchant using our multi-currency service:

	Traditional cross-border transaction (U.S. Dollars and Hong Kong Dollars)	Planet Payment Pay In Your Currency transaction (U.S. Dollars and Hong Kong Dollars)
Consumer

The U.S. consumer presents the Hong Kong merchant with a payment card. The consumer will not know the final cost of the transaction in U.S. Dollars (the sum of fees, foreign exchange rate and cost of the purchased item) until receipt of his or her card statement.

The U.S. consumer presents the Hong Kong merchant with a payment card and the merchant offers the consumer a choice of paying in U.S. Dollars or Hong Kong Dollars. The consumer knows the final transaction amount in U.S. Dollars before the sale is completed.

Merchant	The merchant terminal transmits the card information and transaction amount (in Hong Kong Dollars) to the acquiring bank or its third-party processor.

If U.S. Dollars are selected, the merchant (1) uses our technology to show the consumer the price in U.S. Dollars and the exchange rate with a margin agreed to by Planet Payment and the acquiring bank and (2) transmits the card information and transaction amount (in U.S. Dollars) to Planet Payment (on behalf of the acquiring bank).

Acquiring Bank/Processor

The acquiring bank or its third-party processor submits the authorization request (in Hong Kong Dollars) to the card association. Upon eventual settlement of the transaction by the card association, the card association pays the acquiring bank the amount of the charge in Hong Kong Dollars, so that the acquiring bank can pay the merchant what it expects to be paid in the merchant’s local currency.

We (on behalf of the acquiring bank) submit the authorization request (in U.S. Dollars) to the card association. Upon eventual settlement of the transaction by the card association, the card association converts the amount back to Hong Kong Dollars and pays the acquiring bank, so that the acquiring bank can pay the merchant what it expects to be paid in its local currency. The margin that was included in the exchange rate is shared by the acquiring bank, the merchant and Planet Payment.

Card Association (Visa or MasterCard)

The card association typically (1) converts the amount from Hong Kong Dollars into U.S. Dollars using their internal treasury rates and (2) routes the authorization request in U.S. Dollars to the card issuing bank for response.

The card association routes the authorization request in U.S. Dollars to the card issuing bank for response.

	Traditional cross-border transaction (U.S. Dollars and Hong Kong Dollars)	Planet Payment Pay In Your Currency transaction (U.S. Dollars and Hong Kong Dollars)
Card Issuing Bank

The card issuing bank approves or declines the transaction and that response is transmitted back through the chain to the merchant. Upon eventual settlement of the transaction (1) the card association charges the card issuing bank and the acquiring bank certain fees for the international transaction and (2) the card issuing bank reflects the final cost of the transaction (the sum of fees, foreign exchange rate and cost of the purchased item) on the consumer’s card statement in U.S. Dollars.

The card issuing bank approves or declines the transaction and that response is transmitted back through the chain to the merchant. Upon eventual settlement of the transaction (1) the card association charges the card issuing bank and the acquiring bank certain fees for the international transaction and (2) the card issuing bank reflects the final cost of the transaction on the consumer’s card statement in the consumer’s native currency, U.S. Dollars, as agreed to by the consumer at the point of sale.

FX Assured

FX Assured is an enhanced customer service feature for merchants that couples the convenience and clarity of Pay In Your Currency with the added benefit of our “Best Rate Guarantee” service. Using our patented rate-calculation methodology, we offer consumers individualized exchange rates calculated, in real time, to be better than the effective exchange rate that would have been charged by the consumer’s card issuing bank.

Multi-Currency Pricing

Merchants use Multi-Currency Pricing, primarily in e-commerce, to target and reach international markets more effectively by offering their customers the ability to view pricing in multiple currencies and pay in the currency of their choice. With Multi-Currency Pricing, the merchant continues to receive settlement in its preferred currency, thereby enabling each party to the sale to transact business in the currency of their choice.

With Multi-Currency Pricing, the merchant prices its goods and services in various currencies and the customer makes the decision to purchase the goods and services in the currency of their choice. The consumer then presents his or her card at the point of sale and completes the transaction in the chosen currency as displayed by the merchant, and as far as the consumer is concerned no conversion takes place. The transaction is submitted to the card associations in the chosen transaction currency. Upon settlement by the card association to the acquiring bank, the transaction is converted back into the merchant’s settlement currency so that the acquiring bank can pay the merchant what it expected to be paid for the transaction in its local currency.

iPAY Gateway

Our iPAY service, which we acquired in 2008, provides PCI-compliant payment gateway services for e-commerce, call center, mail-order and telephone order merchants. iPAY provides our customers with fully integrated domestic and multi-currency processing services, which we believe are highly differentiated in the marketplace for a number of reasons, including the following:

•                  we believe iPAY is the only gateway that offers both Pay In Your Currency and Multi-Currency Pricing services via the same interface as domestic processing;

•                  merchants can use iPAY’s subscription billing features to establish many types of recurring billing plans in multiple currencies and are able to do so in real-time using online tools, and we do not believe other gateways offer this level of flexibility for merchants; and

•                  iPAY is fully integrated into our platform whereas most other gateways are operated by stand-alone gateway companies, which are not full service, registered third-party processors.

iPAY enables acceptance of all major payment types and methods and offers merchants flexibility in configuring iPAY to meet their business and processing needs. We are currently providing iPAY to customers in the United States and Canada and have recently made it available to our customers in all other regions where we operate.

Additionally, as a result of the contract we entered into with China UnionPay in 2012, we enhanced iPAY to include support for China UnionPay’s new UnionPay Online Payment (UPOP) service. UPOP provides merchants with the facility to authenticate and process UnionPay debit cards online, providing merchants with better access to the Chinese e-commerce space.

Our broad range of services to both business-to-business and business-to-consumer merchant platforms include credit card, purchase card, and debit card acceptance and multi-currency processing. Using the iPAY recurring billing engine, merchants can track various customer billing and payment data, define payment schedules and offer trial periods. Our secure tokenization and sophisticated fraud and chargeback management tools help merchants manage the risks of conducting business in a card-not-present environment. In 2011, we integrated our iPAY gateway with VendorShop’s Facebook shopping cart application creating a social commerce solution that allows Facebook merchants to accept credit cards through any participating acquiring bank integrated into our platform. All of the above services can be supported as a fully-integrated solution within our platform or can be integrated with the platforms of other supported processors.

Mobile payment solutions

As payment systems quickly move to mobile devices, a multitude of mobile payment solutions and technology are competing in the marketplace. Our early-stage mobile commerce application, BuyVoice, uses voice-recognition technology to accept payment from any mobile phone. In the future, we also intend to develop additional international mobile payment solutions that leverage our core multi-currency processing capabilities and are hand-set or technology agnostic.

Global consolidated reporting and data analytics

Our global consolidated reporting and data analytics offer merchants valuable insights into their operations. These services provide in-depth profiles of consumers’ spending habits and country of origin. We also offer customer dashboards that allow merchants to create personalized marketing programs to attract international customers. We have identified a growing need for information and content management, as businesses are generating data from a wide range of internal and external sources. Expansion into new foreign markets frequently complicates a business’ information streams, due to additional factors such as the introduction of different reporting systems and languages. Our centralized reporting platform can provide transactional data in a uniform, consolidated on-line format across a merchant’s international operations with the ability to focus upon selected data according to a merchant’s particular requirements.

Customer service

We offer a full service customer support center based in our Delaware and Hong Kong facilities. Calls are answered and we respond to critical issues 24 hours a day, seven days a week. The call center is divided into consumer, merchant and corporate services teams to help streamline the process. These teams are trained to deal with Level I type issues, which involve support for our direct merchant portfolio in North America, where we are the first point of contact. Level II type issues, where we are supporting our acquiring bank and processor customers on their technical issues and in response to more difficult Level I type issues our customers receive from their merchants, are escalated to the appropriate support team (in the United States or Hong Kong) for resolution via a problem ticket management system. All calls are entered as cases into a customer relationship management case management system to ensure integrity and continuity of service.

Our acquiring banks and processors

We provide our services to more than 45 acquiring banks and processors in 18 countries and territories across the Asia Pacific region, North America, the Middle East, Africa and Europe. Our relationship with acquiring banks and processors provides us with broad market coverage by leveraging their distribution network and global portfolio of merchants. Our acquiring bank and processor customers include: Global Payments, Inc., Network International LLC, Vantiv, LLC (formerly known as Fifth Third Processing Solutions), Standard Chartered and TSYS Acquiring Solutions. In 2011, Global Payments, Inc. and Network International LLC represented 28% and 12% of our revenue, respectively, and in the first six months of 2012, Global Payments, Inc. and Network International LLC represented 23% and 18% of our revenue, respectively.

We typically enter into three to five year contracts with our acquiring banks and processors, which contain “evergreen” renewal clauses, so that they automatically renew for a further period, unless one party positively terminates the contract. Our acquiring banks and processors typically either renew or extend their contracts at the expiration of the term.

Our sponsor banks

In order to offer card acquiring services for Visa, MasterCard and Discover transactions, we must be sponsored by a financial institution that is a principal member of the Visa, MasterCard and Discover networks. The sponsor bank must register us with

Visa as an independent sales organization and with MasterCard as a member service provider. We have therefore entered into sponsorship agreements with member banks of the Visa, MasterCard and Discover networks, which we refer to as our sponsor banks, that allow us to offer card acquiring services directly to merchants.

The sponsorship agreements with our sponsor banks require, among other things, that we abide by the laws and regulations of the Visa, MasterCard and Discover networks. Pursuant to the sponsorship agreements, we are required to pay bank sponsorship fees. These fees are included in our consolidated statements of operations as “payment processing service fees.” If we breach a sponsorship agreement, our sponsor bank may terminate the agreement and, under the terms of the agreement, we are entitled to a reasonable transitional period to make arrangements with an alternative sponsor bank.

Our merchants

We provide our services to approximately 34,000 active merchant locations around the world. We serve these merchant locations, either indirectly through our acquiring banks and processors or directly through our sales force, and deliver innovative payment services that help merchants sell more goods and services. As of June 30, 2012, our active merchant locations grew 50% compared to June 30, 2011. 18% of the multi-currency processing services transaction volume processed in June 2012 was attributed to new merchants activated in the 12 months ended June 30, 2012. For the 12 months ended June 30, 2012, multi-currency services processing transaction volume from lodging, retail, restaurant, e-commerce, and MOTO merchant locations composed 45%, 44%, 6%, 4%, and 1%, respectively, of the total multi-currency processing transaction volume we processed during that period.

Sales and marketing

Our sales force is comprised of business development, key account relationship management and direct sales professionals responsible for developing and maintaining our relationships with our customers. Our sales force is focused on supporting our current customers, as well as nurturing relationships with prospective customers in key international markets. Our relationship managers support the development of sales presentation materials and training of our customers’ sales personnel to assist them in marketing our services, either directly or indirectly, to merchants. We also directly train and support selected key merchants’ employees and technology providers in order to grow active merchant locations, increase utilization of our services and solidify relationships. In addition, we employ a direct sales force which targets merchants in North America for our payment processing services.

Our marketing staff is focused on marketing our company, our services and our acquiring bank and processor customers’ services. Managing our corporate website presence is a key responsibility for the marketing team, with a focus on acquiring bank and processor acquisition and describing our services to merchants. Since we allow our acquiring bank and processor customers to market our services under their own brands, our marketing team also assists our customers with the development of marketing materials to encourage adoption of our multi-currency processing services.

As of June 30, 2012, our sales and marketing team consisted of 37 full-time employees supported by outside marketing and design professionals.

Technology

We believe that our wholly owned, currency-neutral processing platform is a major reason why leading international banks and processors use our services. The platform enables us to operate as an international independent third-party processor with direct connectivity to card associations around the world. Since our platform is maintained internally, we are able to efficiently respond to customer needs and market opportunities. Our platform consists of seven synchronized processing centers linked by a global telecommunications network. Our primary data centers are located in secure facilities in Elmsford, New York, and New Castle, Delaware. We also host facilities in Bermuda, Shanghai and Macau and host two facilities in Hong Kong, through co-location arrangements. The following is a summary of key attributes of our processing platform:

•                  Singular platform. We operate a single platform that supports all the currencies, languages and regional card products that we offer our customers. Our platform is built on a unified architecture with a centralized database as opposed to the processing platforms of some of our primary competitors that use a regionalized architecture and regionalized database. Our singular platform enables consistency in our services, rapid response to emerging technologies and changing industry standards, and allows us to efficiently offer our services across geographies. Merchants operating across multiple territories can conveniently access a consolidated view of their transaction activity and use their preferred point-of-sale technology. As a result, our merchants can deliver a consistent customer experience in any region, which reduces implementation costs and customer training for both sales and operations.

•                  Individualized exchange rates. Our acquiring banks and merchants can use our patented technology to offer individualized exchange rates for each transaction based on a number of different factors, including merchant location, the customer’s native currency and any special offers. The platform can also accept multiple exchange rate sources and provide rate guarantees for a specific time period; for example, for e-commerce merchants where delivery of the product may take place several days after the payment transaction.

•                  Scalability. Our platform can expand to add new banks and merchants, increase transaction volumes and enter new markets. Our unified global platform utilizes a distributed architecture, which improves flexibility and scalability. The number of payment card transactions that we can process is limited by the number of transactions per second that can be processed by our authorization system and the storage limits of our MAS. We have developed sophisticated exception management processes and procedures that are critical to maintaining our ability to scale effectively by allowing us to monitor and fine-tune our processes as transaction volumes increase. We have been able to increase the capacity of both systems by installing additional hardware on a managed, modular basis on a single platform without significant increases in capital expenditures.

•                  High level of security. Given the sensitive nature of the consumer data that we process and the strict security requirements of our acquiring bank customers, we built our platform with a strong focus on system security. We utilize next generation security safeguards using third party hardware and software encryption, as well as our proprietary tokenization services. Our platform is compliant with the PCI Security Council’s Data Security Standards and is annually audited and certified by an independent security assessor. We proactively monitor our systems and network for any security threat and we are constantly maintaining and improving the security features of our platform to help our customers minimize risk.

•                  Reliability. Our global telecommunications network and processing centers are designed for redundancy and fail-over. During the two years ended December 31, 2011, our two core processing platform components, MAS and Planet Switch, each had average system uptime availability of at least 99.9%.

Processing platform components

The platform was designed with a modular architecture to enhance scalability and easily offer additional components. The primary components of our processing platform include (1) MAS, (2) Planet Switch, (3) iPAY, and (4) our card association endpoints.

Merchant Accounting System.  MAS creates end-of-day clearing files to the card associations, reports on merchant and acquiring bank transaction activity, creates and transmits payment instructions for our acquiring banks, and serves as the system of record for our Pay In Your Currency and multi-currency payment processing services. MAS tracks foreign exchange fluctuations on a daily basis to facilitate comprehensive reconciliation of each aspect of the credit card authorization and settlement processes.

MAS is a unified transaction processing system, for all regions, all currencies and all languages that we support, with a web-based management and reporting interface for use by our back-office staff, acquiring bank back-office staff, and merchants. The customer facing web-application and reporting infrastructure currently supports Cantonese, English, French, Canadian French, Mandarin, Portuguese and Spanish. MAS also provides acquiring banks and processors and merchants with comprehensive reporting of the status of their transactions and funding cycles as well as other pertinent credit card operational needs including image processing, chargebacks, retrievals and representments.

Planet Switch.  Planet Switch is an authorization host for both domestic and foreign transactions. Planet Switch also functions as a point-of-sale terminal and integrated system driver and end-of-day reconciliation host for credit card transactions. Planet Switch was designed for multi-currency payment processing and supports our real-time foreign exchange logic at the point of sale. Planet Switch receives the inbound authorization request, converts the sale amount into the consumer’s home billing currency, and forwards the request to the card association endpoints for completion.

iPAY Gateway.  We offer a fully integrated e-commerce gateway differentiated by its multi-currency capabilities that processes all major card brands and ACH transactions. Additionally, iPAY has a virtual terminal payment application for MOTO transactions and enables recurring payments. Given the increased risk of fraud associated with a card-not-present environment, we offer our own and third party advanced fraud monitoring, tokenization and other security tools to protect acquiring banks, merchants and consumers.

Card association endpoints.  We have the capability to submit transaction data directly to Visa, MasterCard, American Express, JCB and China UnionPay in the regions in which we do business, through leased hardware provided by Visa or MasterCard and certified interfaces to American Express, JCB and China UnionPay. This capability enables us to control the transaction flow and eliminates the need to use third-party processors. In order to utilize these endpoints, we have built support for interchange qualification in the United States, Canada, the Asia Pacific region, the European Union, the Middle East and Africa and have the ability to quickly and effectively develop support for additional local card brands and regional interchange regimes.

Platform innovation

We will continue to use our technology resources to develop advanced platform capabilities in order to enhance our market position and enable our customers to retain and attract new business. Given the unified architecture of our single platform, once new enhancements and solutions have been implemented, they are available to all of our customers around the world. During 2011, we continued to enhance our proprietary systems in order to offer acquiring banks, processors, and merchants increased opportunities to capture additional revenue with new services. For example, in 2011:

•                  we developed multi-currency processing support for ATMs hosted by acquiring banks, certified through the Cirrus (MasterCard) network;

•                  we developed a hosted process for Verified by Visa and MasterCard Securecode authorization for e-commerce merchants;

•                  we integrated with and launched our hosted MICROS Payment Gateway; and

•                  we added additional language support, including Canadian French, building on our existing support in Canada, as well as and Spanish and Portuguese to support our expansion initiatives in Latin America.

In 2012, we are continuing to use our technology resources to develop enhanced platform capabilities, including both hosted and non-hosted ATMs, money transfer and integrating into China UnionPay. In May, we acquired BPS, a payments technology company headquartered in Ireland.

Technology partners

In order to facilitate the provision of our services, technology and service providers to the electronic payments industry, including point-of-sale system providers, such as e-commerce gateways, terminal manufacturers and other processors, have certified their solutions to our platform. Our technology partners, once integrated to our platform, have the ability to support merchants wherever they are, without having to replicate development efforts to connect to different regional platforms. We have comprehensive implementation documents to guide our technology partners through development and a team of implementation and certification specialists to assist in the process.

Competition

We compete in the global payments processing marketplace, with segments of our services competing against international payment processors, multi-currency payment service providers and global e-commerce payment service providers.

International payment processors

Currently, there is a high level of concentration in the international payment processing industry, with a few large processors providing payment card processing services to acquiring banks on a multi-national and multi-regional basis. The payment processing industry is mostly regionalized, with many acquiring banks and processors providing services focused specifically on their local region or country. International processors with whom we compete include: First Data Corporation, with its OmniPay Limited subsidiary operating a multi-currency platform; Elavon, Inc., a wholly owned subsidiary of U.S. Bancorp, that operates in North America and Europe; and WorldPay (UK) Limited, formerly owned by Royal Bank of Scotland Group, PLC, that also primarily services the North American and European markets. We compete with these entities primarily based on the specialized solutions and quality of services that we provide. While we compete with international payment processors for acquiring bank customers, in certain situations, we also work cooperatively with them to process transactions. International processors with whom we currently partner under multi-currency processing agreements, include Global Payments, Inc. in the Asia Pacific region, the United States and Canada, and First Data Corporation under its Merchant Solutions joint venture with Standard Chartered Bank in the Asia Pacific region. We also work with large, regional processors under multi-currency processing agreements, including TSYS Acquiring Solutions in the United States, Vantiv, LLC (formerly known as Fifth Third Processing Solutions) in the United States, and Network International LLC in the Middle East. We may also compete against prospective acquiring bank customers that may prefer to develop and offer their own payment processing solution. We believe the payment industry will continue to consolidate and outsource processing to benefit from access to new services without significant investment or modifications to their existing systems.

Multi-currency payment service providers

The multi-currency payment service industry is largely segmented among large, international processors, which provide multi-currency processing services as part of their broader international payment processing service, including those referenced above, and smaller companies who work on a regional or local basis to provide DCC or multi-currency processing services on behalf of acquiring banks or merchants. Specialized DCC providers include: FEXCO Holdings; Travelex Holdings Limited; Global Blue; Monex Financial Services Limited; Pure Commerce Pty Ltd; Fintrax Group Holdings; and Continuum Commerce Ltd. (formerly known as GCX—(Global Currency Exchange Limited)). Since many of these competitors come from the foreign exchange sector, their business models are based upon trading settlement currencies. As a result, many of these companies work with a multi-currency enabled acquiring bank or processor, which we believe gives rise to additional complexity and inefficiencies in implementation and processing. We compete with these companies primarily based on the quality of our offerings and process efficiencies. Some of these competitors may attempt to compete with us by significantly undercutting our prices or offering substantial incentives.

Global e-commerce payment service providers

In the global e-commerce payment space, our Multi-Currency Pricing and iPAY services compete with several international online payment service providers, including CyberSource Corporation, a subsidiary of Visa, MasterCard International Gateway Services, or MIGS, PayPal, Inc., GlobalCollect, WorldPay (UK) Limited, and Payvision. In the Asia Pacific region, we compete against regional providers, including AsiaPay Limited, JETCO, and eNETS Pty Ltd, but also support MIGS. We compete with these entities primarily based on the specialized solutions and quality of services that we can provide, in addition to price. In North America, a number of locally-focused payment gateway providers primarily concentrate on delivering domestic online payment services. Our iPAY service competes with them based on the specialized multi-currency solutions we offer. We also work cooperatively with several payment gateway providers to offer multi-currency pricing services online, including USAePAY and Plug’n Pay.

Regulatory and legal environment

Our customers are subject to numerous laws and regulations applicable to banks and other financial institutions in the United States and elsewhere and, as a consequence, our business is affected by such laws and regulations. Our contracts with acquiring banks and processor customers require us to comply with applicable laws and regulations in the United States and in the various jurisdictions in which we and our customers operate, including:

•                  banking regulations, and monetary and other governmental authority requirements relating to the processing of payment card transactions;

•                  anti-money laundering laws, regulations and related requirements, such as the USA PATRIOT Act in the United States;

•                  privacy and data security regulations, including rules regarding safeguarding personal information, such as rules implementing the privacy provisions of Gramm-Leach-Bliley Act, or GLBA, in the United States;

•                  U.S. Internal Revenue Service, or IRS, and other taxing authority reporting requirements;

•                  card association and payment network organization rules; and

•                  other laws and regulations.

Banking regulations

The financial services industry is subject to significant legislative and regulatory scrutiny. Interchange fees, which are typically paid by the acquiring bank to the card issuing bank in connection with transactions, are being reviewed by regulatory authorities and central banks in a number of jurisdictions in which we operate and are subject to increasingly intense legal, regulatory, and legislative scrutiny worldwide. For instance, in the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, requires the Board of Governors of the Federal Reserve System to regulate the fees charged or received by issuers for processing point-of-sale debit card transactions, as well as other restrictions on routing debit card transactions and network exclusivity. Regulatory actions such as this one, even if not directed at us, may have a significant and negative impact on our customers in the United States because they may require significant efforts to change our systems and services and may require changes to how we price our services and solutions to our current and potential customers. We do not expect that the Dodd-Frank Act or other regulations governing interchange fees will have a significant negative effect on our business, as our business model is predominantly based on credit cards and we are primarily serving acquiring banks outside of the United States that are not subject to the Dodd-Frank Act. However, we cannot predict the effect of these and any prospective regulatory changes on our customers, our operations and financial condition.

In 2010, the Canadian Department of Finance issued a voluntary Code of Conduct for payment card industry participants in Canada. Visa and MasterCard adopted the Code of Conduct, effective in February 2011, in the form proposed by the Canadian government. The purpose of the Code of Conduct is to demonstrate the industry’s commitment to:

•                  ensuring that merchants are fully aware of the costs associated with accepting credit and debit card payments, thereby allowing merchants to reasonably forecast their monthly costs related to accepting such payments;

•                  providing merchants with increased pricing flexibility to encourage consumers to choose the lowest-cost payment option; and

•                  allowing merchants to freely choose which payment options they will accept.

The requirements for increased transparency and disclosure to merchants have required us to change the formats of our merchant statement and certain other documentation in order to enable our customers in Canada to comply with the new Code of Conduct. At this time, it is not possible to predict what effect the other provisions of the Code of Conduct will have on our customers, operations and financial condition.

The banking and/or monetary authorities of some jurisdictions, such as the Hong Kong Monetary Authority, require acquiring banks to obtain their permission before outsourcing processing services to us. In accordance with our agreements with our customers, we are subject to compliance audits by our customers and by their regulators, as well as by the card associations. Although most of our customers conduct annual or other periodic reviews of various aspects of our services, we have not been subject to any audit or inspection by any government regulator to date. MasterCard has conducted periodic reviews of our operations under its Fraud Management Program (formerly known as Risk Assessment Management Program) and found that we are a risk aware service provider with the tools and knowledge required to assist member banks in the mitigation of fraud losses. Government regulators and regulatory bodies, such as the card associations, could change or impose additional requirements on us and our customers with respect to outsourcing, or the introduction of new services could require additional authorization from such regulators.

In April 2005, the People’s Bank of China along with other Chinese government authorities issued the Various Opinions Concerning the Promotion of the Bank Card Industry, or the Opinions. One of the goals set out in the Opinions is to strengthen bank card risk management and to establish a risk prevention mechanism. As one of the measures to be taken to achieve this goal, the Opinions call for Chinese government authorities to strengthen access to and supervision of the outsourcing of bank card data processing and related operations. The Opinions specifically note the need for specific regulations with respect to foreign-invested organizations that engage in related services in China. Notwithstanding the Opinions, we are not aware of any regulations directly applicable to bank card data processing operations or operators, whether domestic or foreign-invested, which have been publicly promulgated to date.

In January 2011, the China Bank Regulatory Commission, or CBRC, issued the Measures for the Supervision and Administration of Credit Card Business of Commercial Banks, or the Measures. The Measures impose a number of requirements on commercial banks involving credit card businesses, particularly in relation to information security and the ability to ensure the integrity and security of customer information and operational data. These requirements are applicable to acquiring banks and not their service providers, such as us. However, we cannot rule out the possibility that CBRC and other relevant authorities may decide to issue new laws or regulations or otherwise extend the reach of the Measures or other existing regulations in a manner that will impact the operations of third-party data processors, such as us.

Anti-money laundering laws

Most jurisdictions in which we and our customers operate have implemented, amended or have pending anti-money laundering and anti-terrorism regulation. We are subject to the provisions of the USA PATRIOT Act, which requires the creation and implementation of comprehensive anti-money laundering programs. In general, this requires that we make certain efforts to prevent the use of our payment processing system to facilitate money laundering and the financing of terrorist activities, including, for example, the designation of a compliance officer, training of employees, adoption of internal policies and procedures to mitigate money laundering risks, and periodic audits. As are all U.S. citizens and U.S. entities, we are subject to regulations imposed by the U.S. Department of the Treasury Office of Foreign Assets Control, or OFAC, which prohibit or restrict financial and other transactions with specified countries, and designated individuals and entities, such as terrorists and narcotics traffickers.

As a payments processor that does not handle customer funds, our primary responsibilities in this area relate to the underwriting and monitoring of merchants in our direct merchant portfolio. Our acquiring bank customers have the sole responsibility for underwriting merchants in their own portfolios, for which we are just acting as the processor, and the primary responsibility for monitoring unusual transactions. We have procedures and controls in place that are designed to protect against having direct business dealings with countries, individuals or entities that are subject to OFAC-administered sanctions. However, due to the complexity of the payments systems in which our customers participate, such as MasterCard and Visa, it is possible our computer systems may be used in the processing of transactions involving countries or parties subject to OFAC-administered sanctions.

Anti-money laundering regulations are constantly evolving, and we cannot predict how future regulations or changes thereto might affect us. Therefore, we monitor our compliance with anti-money laundering regulations to ensure that we comply with the most current legal requirements. Complying with future regulation could be expensive or require us to change the way we operate our business.

Privacy and data security regulation

We collect and store consumers’ personally identifiable information on behalf of our customers, including names, card account numbers and expiration dates, and maintain a database of consumer data relating to specific transactions, including card numbers, in order to process transactions and assist our customers with retrieval requests, chargebacks and refunds. We also collect and store personally identifiable information about merchants and individual principals of these merchants, in connection with the underwriting of merchants in our direct merchant business, including names, addresses, social security numbers and employer identification numbers. As a service provider to financial institutions in the United States, we comply with the privacy provisions of GLBA and its implementing regulations and, as applicable with various other federal, state and foreign privacy statutes and regulations, and the PCI Security Standards Council’s Data Security Standards, each of which is subject to change at any time. We may only use and disclose the personal information we receive on behalf of our customers for the purposes for which it was provided to us and consistent with each acquiring bank and processor’s own data privacy and security obligations.

In order to comply with our obligations under GLBA, applicable state and foreign laws and our contractual agreements with our acquiring banks and processors, we are required to safeguard and protect the privacy of personally identifiable information we receive. As part of their compliance with the requirements, each of our U.S. customers is expected to have a program in place for responding to unauthorized access to, or use of, consumer information that could result in substantial harm or inconvenience to consumers. A majority of U.S. states have enacted security breach legislation, requiring varying levels of consumer notification in the event of a security breach, which could result in significant costs to us and significant damage to our reputation. Outside of the United States, most of the jurisdictions in which we or our customers operate have laws regulating the protection of personal data. We may be subject to these laws as a result of our contractual arrangement with our customers.

The interpretation of pending and existing laws and regulations is evolving and, therefore, these laws and regulations may be applied inconsistently. It is possible that our current data protection policies and practices may be deemed inconsistent with new legal requirements or interpretations thereof, and breaches in the security of our payment processing platform and technology could result in a violation of these laws and regulations.

Internal Revenue Service regulations

The IRS adopted Section 1.6050W-1 of the Code requiring acquiring banks and processors to file Form 1099-K reports regarding sales volumes processed on behalf of merchants using payment cards, commencing January 2012. This regulation imposes obligations on us to collect and report on information regarding the sales activities of merchants in the United States for which we process transactions. This regulation required us to modify our systems and processes and resulted in additional costs and imposed additional requirements on the way we provide our services to our customers, and may, in the future, result in further costs and require substantial internal development work. This regulation may be subject to change or may be supplemented by additional regulations and it is not possible to predict the impact of such new regulations on our business and operations.

Card association and payment network organization rules

The acquiring banks that are our customers, or that sponsor the bank identification numbers for Visa transactions and interbank card association number for MasterCard transactions that our customers use, whether or not such acquiring banks are our customers, must register us with Visa and MasterCard as a third party processor. Visa and MasterCard set the standards with which we and the acquiring banks must comply. As a result of being registered as a third-party processor, we are subject to card association rules and standards, and if we fail to comply with those rules and standards, the card association or network organization may subject our acquiring banks to a variety of fines or other penalties for which we could be responsible, including the termination of our ability to process transactions routed through these entities. Each card association and network organization has the power to audit us, as well as our merchant and acquiring bank customers, from time to time to ensure compliance with their rules and standards. We continue to work with our acquiring banks and processors to implement and maintain appropriate policies and programs, as well as adapt our business practices in order to comply with all applicable rules and standards.

The card association rules and standards have included and may in the future include rules impacting DCC and multi-currency pricing services such as ours. For example, Visa maintains a prohibition on performing DCC services on cash withdrawal transactions performed at ATMs with Visa cards and card associations other than Visa and MasterCard, such as JCB and American Express, only permit multi-currency pricing services on transactions undertaken with their cards in certain circumstances. We currently have a limited agreement with JCB that enables us to offer our Multi-Currency Pricing service only in North America for Japanese Yen and U.S. Dollars and we do not currently offer our Multi-Currency Pricing service on any American Express transactions.

Visa and MasterCard operating rules are subject to change at any time and in particular include twice yearly “compliance updates” each April and October. Such changes or updates often require us to modify our systems and processes and may result in additional costs, require substantial internal development work and change, or impose additional requirements on, the way we provide our services. For example, in April 2010, Visa announced a moratorium on all new acquiring banks and merchants offering DCC services, including our Pay In Your Currency service. In October 2010, Visa lifted the moratorium and also established certain rule changes that removed a prior prohibition on offering DCC services in certain regions, namely Central Europe, the Middle East, Africa, Latin America and the Caribbean.

Currently, rules issued by both Visa and MasterCard require DCC service providers to make certain disclosures regarding the currency conversion information and to offer consumers a choice as to whether to accept the currency conversion. The specific disclosure requirements and procedures vary for each card type and may also differ according to the merchant’s industry vertical. In addition, Visa has recently established a certification regime that requires all new DCC services, and all changes to certified DCC solutions, to undergo a certification process and be approved by Visa. Visa also charges acquiring banks an annual fee of $45,000 for each country and territory in which they offer a DCC service. Additionally, both Visa and MasterCard charge additional cross-border fees for transactions involving DCC.

Other laws and regulations

As we develop new services and solutions, we may become subject to additional laws or regulations. These additional laws or regulations could substantially restrict the nature of the business in which we may engage. In addition, changes in current or future laws or regulations may restrict our ability to operate our business and may have a material adverse effect on our business, results of operations and financial condition.

In addition, changes to laws and regulations, or the interpretation or enforcement thereof, could have a negative financial effect on our business. Even an inadvertent failure to comply with laws and regulations could damage our business or our reputation. We cannot predict the substance or impact of pending or future legislation or regulation, or the application thereof, although enactment of such legislation would affect how we and our customers operate and could significantly increase costs, impede the efficiency of internal business processes and limit our ability to pursue business opportunities in an efficient manner.

Intellectual property

Our intellectual property rights are a key component of our business success. We rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology. We generally require employees, consultants, customers, suppliers and partners to execute confidentiality agreements with us that restrict the disclosure of our intellectual property. We also generally require our employees and consultants to execute invention assignment agreements with us that protect our intellectual property rights. Despite these precautions, third parties may obtain and use without our consent intellectual property that we own or license. Any unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

As of September 30, 2012, we had one issued patent and two patent applications in the United States, and multiple issued patents in India, New Zealand, the Philippines, Singapore, South Africa and Sri Lanka and patent applications pending in several other jurisdictions, all of which are counterparts to our patent and patent applications in the United States. We cannot ensure that any of our pending patent applications will be granted or that any of our issued patents will adequately protect our intellectual property. Any patents that may be issued to us may be contested, circumvented, found unenforceable or invalidated and we may not be able to prevent third parties from infringing them. The patent laws in the United States and foreign countries in which we have issued patents and/or pending applications may change, making it more difficult or impossible to obtain or enforce patent rights related to our business. In addition, third parties could claim invalidity, co-inventorship or make similar claims with respect to any of our currently issued patents or any patents that may be issued to us in the future. Any such claims, whether or not successful, could be extremely costly to defend, divert management’s time, attention and resources, damage our reputation and brand, and substantially harm our business. Therefore, the exact effect of having a patent cannot be predicted with certainty.

We own and use distinctive trademarks on or in connection with our products and services, including both unregistered common law marks and issued trademark registrations in the United States, Canada, Hong Kong and the European Union. We also have trademark applications pending to register marks in the United States, Canada and China. We have also registered numerous Internet domain names.

While we actively take steps to protect our proprietary rights, such steps may not be sufficient to prevent third parties from infringing or misappropriating our intellectual property. Trade secrets are difficult to protect.

From time to time, we may become involved in disputes over rights and obligations concerning intellectual property. Although we believe that our product offerings do not infringe the intellectual property rights of any third party, we have not performed any significant freedom-to-operate analyses with respect to U.S. or foreign patent rights, nor can we be certain that we will prevail in any intellectual property dispute. If we do not prevail in these disputes, we may lose some or all of our intellectual property protection, be enjoined from further sales of our products that are determined to infringe the rights of others, and/or be forced to pay substantial license fees or royalties to a third party, any of which would adversely affect our business, financial condition and results of operations.

Employees

As of June 30, 2012, we had a total of 195 regular full-time employees, including 77 employees located outside the United States. None of our employees are represented by a union or covered by a collective bargaining agreement. We consider our employee relations to be good.

Item 1A.                                                Risk factors

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this registration statement, including the consolidated financial statements and the related notes appearing at the end of this registration statement.  If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected.

Risks related to our business and industry

We have a history of losses and may not sustain profitability in the future.

Although we had net income of $2.4 million for the year ended December 31, 2011, we have incurred losses since our inception, including net losses of $(4.2) million in 2009 and $(3.1) million in 2010. We also had a net loss of $(0.4) million for the six months ended June 30, 2012. As a result, we had an accumulated deficit of $(77.8) million as of June 30, 2012.

Our ability to sustain profitability in the future will likely depend on our ability to continue to increase our revenue, which is subject to a number of factors including our ability to continue to increase multi-currency processing revenue, increase new merchant deployments in the regions in which we currently operate, and add new acquiring banks and processor customers in new geographies. Our revenue is also impacted by factors beyond our control such as global economic and political conditions, particularly those affecting cross-border travel and commerce, such as the continuing macroeconomic downturn. Our ability to be profitable in the future also depends on our expense levels, including our selling, general and administrative expenses, and other expenses related to improvements in our technology, launches of new services, and our expansion into new geographic and vertical markets. In addition, our fees, interchange and assessments may also be influenced by increased competition and changes in card association rules and governmental regulations. Our efforts to grow our business may prove more expensive than we currently anticipate and we may not succeed in increasing our revenue to offset higher expenses. These expenses, among other things, may cause our net income and working capital to decrease. If we fail to grow our revenue, manage our expenses and maintain or improve our gross profit margin, we may not be able to sustain profitability in the future.

If the card associations do not allow our services to be offered, either generally or in certain geographies, then we cannot sell our services to acquiring banks, processors and merchants in those geographies and our ability to grow our business may be harmed.

Our services require us to interconnect with the Visa, MasterCard, American Express and JCB card associations, and if these card associations do not allow acquiring banks and processors to offer certain services, either generally or in certain geographies, then we cannot sell our services to acquiring banks, processors and merchants, either generally or in those geographies. For example, in April 2010, Visa announced a moratorium on all new acquiring banks and merchants offering dynamic currency conversion, or DCC, services, such as our Pay In Your Currency service, and studied the impact of DCC on Visa cardholders and the Visa brand. In October 2010, Visa lifted the moratorium and also established certain rule changes that removed a prior prohibition on offering DCC services in certain regions, namely Central Europe, the Middle East, Africa, Latin America and the Caribbean. Prior to the lifting of this moratorium we were unable to provide DCC services in those regions to potential customers. If the card associations do not allow the offering of certain services, either generally or in certain geographies, then we will not be able to sell our services to potential customers generally or in those geographies and our ability to grow our business may be harmed.

A limited number of our customers are responsible for a significant portion of our revenue and a decrease in revenue from these customers could have a material adverse effect on our operating results and cash flow.

A significant portion of our revenue is derived from agreements with a limited number of customers. Specifically, for the year ended December 31, 2011 and the six months ended June 30, 2012, subsidiaries of Global Payments Inc. represented 28% and 23%, respectively, of our revenue and Network International, LLC represented 12% and 18%, respectively, of our revenue. Our contractual arrangements with these customers do not obligate them to offer our services and if they choose to do so, the agreements do not dictate the timing of implementation. Additionally, if these customers lose merchants or if their merchants do not use our services, then our revenue will decrease.

We expect that a limited number of customers will continue to account for a significant portion of our revenue in future periods. If we do not adequately perform under, or successfully renew or renegotiate, our agreements with these or our other customers, our business will suffer. Our acquiring bank and processor customers typically enter into agreement with three- or five-year terms and upon the termination of that initial contractual term, customers have the opportunity to consider other providers or renegotiate the terms of the contract. The loss of our contracts with existing customers, our failure to renegotiate contracts with existing customers on terms as favorable as in the past, or a significant decline in the number of transactions we process for them could adversely affect our business, financial condition and results of operations.

In addition, the financial position of our customers and their willingness to pay for our services and solutions are affected by general market conditions, competitive pressures and operating margins within the banking industry. Any of these factors could negatively affect our business, financial condition and results of operations.

We rely on third parties to implement our services and to market them to consumers.

We rely on acquiring banks, processors and merchants to integrate our services within their services and ultimately to offer our services to consumers in order to generate revenue for us. Although we have contracts with our customers, they are not obligated to offer our services and if they choose to do so, the agreements do not dictate the timing of implementation. If the pace of adoption of our services is slower than anticipated it could adversely affect our business, financial condition and results of operations. Following initial implementation of our services, we continue to be significantly dependent on our relationships with acquiring banks and processors to market our services to their merchants and customers. Even those contractual arrangements with our customers that contain exclusivity provisions are not perpetual, and customers could reassess their commitments to us in the future, purchase alternative services and/or develop their own competitive services following the expiration of the exclusivity period, which in several cases does not run for the full term of the agreement.

Also, we collaborate with service providers that facilitate the provision of our services, technology and service providers to the electronic payments industry, including point-of-sale system providers, such as e-commerce gateways, terminal manufacturers and other processors that have certified their solutions to our platform. These third parties include acquiring banks, processors and merchants, each of which could be a customer, as well as a supplier, in addition to commercial communications providers. If these service providers fail to perform in accordance with the requirements of the technological specifications necessary for us to provide our services to our customers, it could result in our failure to provide our services in accordance with our contracts, potentially exposing us to liability to our customers. In these cases, we may have to rely on an indemnity or other contractual obligation from the service provider in order to avoid ultimate liability or suffering damages. However, due to the inherent risk of litigation, such indemnity or other obligation may not prove to be enforceable against the service provider, or even if favorable judgment is obtained, the service provider may not have the financial ability to meet its obligations, thereby exposing us to bearing the burden of the loss.

In many cases, we have little or no direct access to our customers’ merchant bases and are heavily reliant on our customers’ sales forces to promote our services. It is ultimately up to our customers or our customers’ merchants to offer our services to consumers and to do so in an effective manner, and there is no guarantee that these merchants or their consumers will continue to use our services. Our customers may not be as effective at selling our services and solutions as our own sales personnel. Our customers are also competing with other participants in the industry for processing business and may have other actual or perceived disadvantages relative to such competitors, which may affect their ability to generate business, whether or not such business includes our services and solutions. As a result, much of our business depends on the continued success and competitiveness of our acquiring banks and processors. We further rely on the success of the merchants. If these merchants experience a reduction in transaction volume or become financially unstable, we may lose revenue. The performance of our customers and our customers’ merchants is subject to general economic conditions and their impact on consumer spending.

In addition, we rely on the continuing expansion of merchant and consumer acceptance of the card associations’ brands and programs. There can be no guarantee that merchant and consumer acceptance will continue to expand, and if the rate of merchant acceptance growth slows or reverses itself, our business could suffer.

Any security and privacy breaches in our systems may damage client relations, our reputation and expose us to liability.

We electronically collect and store sensitive personal information, such as credit card numbers, about consumers. We process that data and deliver our products and services by using computer systems and telecommunications networks operated by both us and by third party service providers. The confidentiality of the consumer information that resides on our systems is critical to our business. Although, we have what we believe to be sufficient security around our systems to prevent unauthorized access, we cannot be certain that our measures will be successful and sufficient to counter all current and emerging technology threats designed to breach our systems in order to gain access to confidential information. If we are unable to protect, or our customers perceive that we are unable to protect, the security and privacy of our electronic transactions:

•                  our clients may lose confidence in our services;

•                  our reputation may be harmed;

•                  we may be exposed to unbudgeted or uninsured financial liability;

•                  it may become more difficult for us to register with card associations;

•                  we may be subject to increased regulatory scrutiny; and

•                  our expenses may increase as a result of potential remediation costs.

Our ability to attract and retain customers and employees could be adversely affected to the extent our reputation is damaged. While we believe we use proven applications and processes designed for data security and integrity to process electronic transactions, there can be no assurance that our use of these applications and processes will be sufficient to counter all current and emerging technology threats designed to breach our systems in order to gain access to confidential client information or our intellectual property or address the security and privacy concerns of existing and potential customers. Any failures in our security and privacy measures could adversely affect our business, financial condition and results of operations.

Any new laws, regulations, card association rules or other industry standards affecting our business, or any changes made to them, in any of the geographic regions in which we operate may require significant development efforts or have an unfavorable impact on our financial results.

We are subject to regulations that affect the electronic payments industry in the countries and territories in which we operate. Regulation and proposed regulation of the payments industry has increased significantly in recent years. Failure to comply with regulations may result in the suspension or revocation of a license or registration, the limitation, suspension or termination of service, and the imposition of civil and criminal penalties, including fines, which could have a material adverse effect on our financial condition. For example, we are subject to:

•                  the rules of Visa, MasterCard, American Express and JCB and other payment networks;

•                  applicable privacy and information security regulations in the regions where we operate and of the card associations;

•                  banking and financial regulations or monetary authority rules in the jurisdictions in which we operate; and

•                  governmental regulation of the payments, payment processing and financial services industries.

For example, in April 2010, Visa announced a moratorium on all new acquiring banks and merchants offering DCC services, including our Pay In Your Currency service, and studied the impact of DCC on Visa cardholders and the Visa brand. In October 2010, Visa lifted the moratorium and also established certain rule changes that removed a prior prohibition on offering DCC services in certain regions, namely Central Europe, the Middle East, Africa, Latin America and the Caribbean. Prior to the lifting of this moratorium we were unable to provide DCC services in those regions to existing or potential customers.

Interchange fees, which are typically paid by the acquiring bank to the card issuing bank in connection with transactions, are subject to increasingly intense legal, regulatory, and legislative scrutiny worldwide. For instance, in the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, requires the Board of Governors of the Federal Reserve System to regulate the fees charged or received by card issuing banks for processing point-of-sale debit card transactions. Rules limiting point-of-sale debit card interchange fees and restricting routing rules and network exclusivity became effective in 2011. Certain of our customers or potential customers may experience difficulty complying with any new regulations and as a result, reduce or eliminate purchases of services such as ours. In addition, regulatory actions that impact our industry, even if not directed at us, may require significant efforts and costs to change our services and may require changes to how we price our services to customers. We cannot predict the impact of any of these changes on our operations and financial condition.

Although we are registered with the card associations and other payment networks as a third party processor and an independent sales organization, or ISO, we do not actively participate in their affairs by, for example, participating in the development of operating rules and procedures. The card associations could adopt new operating rules or interpretations of the existing rules that could be damaging to our competitive position because, for example, compliance might be difficult for us or our customers, but not for other participants.

Changes in the electronic payments industry in general, or changes in the laws and regulations that affect the electronic payments industry, or interpretation or enforcement thereof, could adversely affect our business, financial condition and results of operations. In addition, even an inadvertent failure to comply with laws and regulations could damage our business or our reputation.

We rely on our management team and will need to attract, retain and motivate highly skilled personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.

Our success and future growth depend on the skills, working relationships and continued services of our management team and other key personnel. The loss of any of member of our senior management team, and in particular Philip D. Beck, our founder and Chief Executive Officer, who is our key policy-maker and has a direct working relationship with significant customers, could adversely affect our business. All of our employees in the United States work for us on an at-will basis, which means they may terminate their employment relationship with us at any time. We do not maintain key-person life insurance on any of our employees.

Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel who have experience with our operations, the rapidly changing transaction processing industry, and the selected markets in which we offer our services. Competition for these types of personnel is intense, particularly in the New York metro area, where our headquarters are located. Additionally, we have significant operations abroad, including developing countries, and attracting highly skilled personnel with the necessary experience in these locations may be difficult.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key personnel. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested stock options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of shares of our common stock. We cannot guarantee that we will continue to attract, retain or motivate such personnel, and our inability to do so could adversely affect our business.

We are required to be registered with Visa and MasterCard in order to provide our services, and we rely on the sponsorship of our acquiring bank customers for this registration.

Our services require us to interconnect with the Visa and MasterCard card associations, and to therefore be registered with those card associations. Since we are not a bank, we are unable to belong to and directly access the Visa and MasterCard card associations. Visa and MasterCard operating regulations require us to be sponsored by an acquiring bank in order to process payment card transactions. We are currently registered with Visa and MasterCard through the sponsorship of acquiring banks that are members of the card associations and a significant majority of our revenue is from transactions processed using Visa and MasterCard payment cards. If these sponsorships are terminated and we are unable to secure another bank sponsor, we will not be able to process payment card transactions.

By registering with card associations, we are subject to card association rules that could subject us or our customers to fines or penalties that may be levied by the card associations for certain acts or omissions. If we or our acquiring bank sponsors fail to comply with the applicable requirements of the card associations, the card associations could fine us, suspend us or terminate our registration. The termination or suspension of our registration could require us to stop providing payment processing services, which would adversely affect our business, financial condition and results of operations.

In order for us to continue to grow and improve our operating results, we must continue to increase participation by existing customers, cross sell additional services and add new customers in existing and new geographies.

Our future growth depends in part upon our ability to increase participation by our acquiring bank and processor customers’ merchants in the various services that we offer, cross sell additional services to existing acquiring bank, processor and merchant customers, and add new acquiring banks and processors, and merchants in existing and new geographies.

In order to increase participation by our customers and their merchants in the various services that we offer together, we need to collaborate with our customers. However, our existing acquiring bank and processor customers may not assist us in increasing participation by their merchants or their merchants may be unreceptive to using our services. If our existing customers do not appreciate, and our sales force does not demonstrate, the benefits of our additional services, we will not be able to effectively cross sell to existing customers. Our expansion into new geographies is also dependent upon our ability to deploy our existing platform or to develop new services to meet the particular service needs of each new geographic location. We may not have adequate financial or technological resources to develop effective and secure services that will satisfy the demands of these new markets.

If we fail to increase participation by existing customers, cross sell additional services and add new customers in existing and new geographies, we may not be able to continue to grow and improve our operating results.

Fees that may be charged in connection with our Pay In Your Currency processing service are subject to change.

When a consumer uses our Pay In Your Currency processing service, they pay a fee that is included in the exchange rate used for each Pay In Your Currency transaction. While Visa and MasterCard rules permit merchants and other third parties to charge these fees, if these card associations change their policies in permitting merchants and other third parties to charge these fees, otherwise restrict the ability to do so or if the card associations charge additional fees for providing such service, our business, financial condition and results of operations could be adversely affected.

In addition, some card issuing banks impose a fee on consumers for any foreign transaction, irrespective of the currency in which it occurred. Where this occurs, the consumer will pay the card issuing bank an extra fee on a foreign transaction in addition to any margin reflected by us in the cost of the converted amount for our Pay In Your Currency service. This additional cost, and other efforts by the card issuing banks to discourage consumers from utilizing our services, may adversely affect consumers’ willingness to use our services.

We are subject to international business uncertainties.

Our ability to grow our business and our future success will depend to a significant extent on our ability to expand our operations and customer base worldwide. Operating in international markets requires significant resources and management attention. Historically, a significant majority of our revenue has been generated from international customers. For example, in 2011, we generated 56% of our revenue internationally and 44% in the United States and in the first six months of 2012, we generated 57% of our revenue internationally and 43% in the United States. International revenue and operations may be subject to risks such as:

•                  difficulties in staffing and managing foreign operations;

•                  burdens of complying with a wide variety of laws, regulations and standards;

•                  controls on or obstacles to the repatriation of earnings and cash;

•                  currency exchange rate fluctuations;

•                  different tax burdens;

•                  preference for local vendors;

•                  trade restrictions;

•                  changes in tariffs;

•                  the imposition of government controls;

•                  nationalization or seizure by banking regulators of our customers;

•                  political instability;

•                  exposure to a business culture in which improper sales practices may be prevalent; and

•                  terrorist activities.

The legal systems of developing countries continue to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In certain instances, local implementation rules and/or the actual implementation are not consistent with the regulations at the national level. Additionally, the laws of certain countries do not protect our intellectual property to the same extent as do the laws of the United States. Our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, as well as civil remedies, including fines, injunctions and recalls of our services and solutions.

International expansion and market acceptance depend on our ability to modify our business approach and technology to take into account such factors as differing customer business models, services requirements and needs, the applicable regulatory and business environment, labor costs and other economic conditions. There can be no assurance that these factors will not have an adverse effect on our future international revenue and, consequently, on our business, financial condition and results of operations.

Additionally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws in the United States and elsewhere that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have operations in and deal with countries known to experience corruption. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, contractors or customers that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. We have implemented safeguards to discourage these practices by our employees, consultants and customers. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, contractors or customers may engage in conduct for which we might be held responsible. Violations of the FCPA or similar laws may result in severe criminal or civil sanctions and we may be subject to other liabilities, which could adversely affect our business, financial condition and results of operations.

Adverse changes in political and economic policies of the Chinese government could impede the overall economic growth of China, which could reduce the demand for our services and solutions and damage our business.

We conduct significant operations, including through an indirect subsidiary and a branch office, and generate a significant portion of our revenue, in the People’s Republic of China, or China, as well as Hong Kong and Macau, which are special administrative regions of China.

Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•                  a higher level of government involvement;

•                  an early stage of development of the market-oriented sector of the economy;

•                  a rapid growth rate;

•                  a higher level of control over foreign exchange; and

•                 the control over the allocation of resources.

As the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, the Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Although these measures may benefit the overall Chinese economy, they may also have a negative effect on us.

Although the Chinese government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the Chinese government continues to exercise significant control over economic growth in China through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, state ownership and imposing policies that impact particular industries or companies in different ways. For example, the Chinese government has suggested that Chinese government authorities should strengthen access and supervision with respect to the outsourcing of bank card data processing and related operations, specifically noting the need for specific regulations with respect to foreign-invested organizations that engage in related services in China.

Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. Government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof.

Any adverse change in economic conditions or government policies in China could have a material adverse effect on the overall economic growth in China, which in turn could lead to a reduction in demand for our services and solutions and consequently adversely affect our business, financial condition and results of operations.

We derive a significant percentage of our net revenue from a limited number of countries and territories, and any natural disasters or other adverse changes could harm our business.

A significant portion of our net revenue is derived from six countries and territories. For the year ended December 31, 2011, we derived 44%, 19%, 12%, 8%, 6% and 4% of our net revenue, and for the six months ended June 30, 2012, we derived 43%, 18%, 18%, 6%, 4% and 3% of our net revenue, from the United States, Hong Kong, the United Arab Emirates, China, Taiwan and India, respectively. We expect that a limited number of countries and territories will continue to account for a significant portion of our net revenue in future periods. If any of these countries or territories are affected by acts of terrorism, natural disasters, the effects of climate change, outbreaks of diseases or other significant adverse changes, cross-border travel to these countries and territories could decline, which could adversely affect our business, financial condition and results of operations.

Adverse changes in general economic or political conditions in any of the major countries or territories in which we do business could adversely affect our operating results.

Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic, and business conditions. As a result of the continuing global macroeconomic downturn, concerns over the downgrade of U.S. sovereign debt, and continued sovereign debt, monetary and financial uncertainties in the U.S., Europe and other foreign countries, consumers reduced their international travel and spending. We cannot predict the reoccurrence of any economic slowdown or the strength or sustainability of an economic recovery, or the magnitude of any new geopolitical or economic conditions and the affect they would have on our business. A further weakening in the economy may reduce the number of transactions we process and, as a result, reduce our revenue.

Additionally, we generate a significant amount of our revenue from cross-border transactions. Thus, revenue from processing cross-border transactions for our customers fluctuates with cross-border travel and the need for transactions to be converted into a different currency. Cross-border travel may be adversely affected by world geopolitical, economic and other conditions. These include the threat of terrorism, natural disasters, the effects of climate change, and outbreaks of diseases. A decline in cross-border travel could adversely affect our revenue. A decline in the need for conversion of currencies might also adversely affect our revenue and profitability.

Additionally, because we are domiciled in the United States, a negative perception of the United States arising from its political or other positions could harm the perception of our company and our brand. Any of these factors could adversely affect our business, financial condition and results of operations.

Consolidation among financial institutions, including the merger of our customers with entities that are not our customers or the sale of portfolios of merchants by our customers to entities that are not our customers could materially impact our financial position and results of operation.

The payments industry is currently undergoing significant consolidation. Specifically, we face the risk that our acquiring bank or processor customers may merge with entities that are not our customers or may sell portfolios of merchants to entities that are not our customers, thereby impacting our existing agreements and projected revenue with these customers. Consolidation among financial institutions results in an increasingly concentrated client base of large acquiring banks and processors and could increase the bargaining power of our current and future customers. In addition, any nationalization or seizure of one of our acquiring bank customers by banking regulators in any of the jurisdictions in which we operate may also impact the services that we provide. Any significant changes in the ownership or operation of our customers, as a result of consolidation or otherwise, could adversely affect our business, financial condition and results of operations.

If our services and solutions do not interoperate with our customers’ systems or experience defects, errors, or delays, the purchase or deployment of our services and solutions may be delayed or cancelled.

Our services are based on sophisticated software and computing systems and are designed to interface with our customers’ payment card systems, each of which may have different specifications and utilize different standards. If we find errors in the existing software or defects in the hardware used in our customers’ systems, or if there are errors or delays in our processing of electronic transactions or defects in our software, we may need to modify our services or solutions to fix or overcome these errors, delays and defects and/or our customers may need to modify or fix their systems so that our services and solutions will interoperate with the existing software and hardware. Either of these solutions could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential customers, harm to our reputation, breaches in security and/or exposure to liability claims. In addition, if our services and solutions do not interoperate with our customers’ systems, customers may seek to hold us liable and demand for our services and solutions could be adversely affected. Any of these events could hurt our operating results, damage our reputation, and adversely affect our business, financial condition and results of operations.

Interruptions or delays in service from our systems and processing centers could impair the delivery of our services and harm our business.

We currently serve our customers out of seven synchronized processing centers linked by a global telecommunications network. Our primary data centers are located in Elmsford, New York, and New Castle, Delaware, but we also host facilities in Bermuda, Shanghai and Macau and host two facilities in Hong Kong, through co-location arrangements. We depend on the efficient and uninterrupted operation of our computer network systems, software, telecommunications networks, and processing centers, as well as the systems and services of third parties.

Our systems and processing centers are vulnerable to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, terrorist acts, war, unauthorized entry, human error, and computer viruses or other defects. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct.

We have security, backup and recovery systems in place, as well as business continuity plans designed to ensure our systems will not be inoperable. However, there is still a risk that a system outage or data loss may occur which would not only damage our reputation but as a result of contractual commitments could also require the payment of penalties to our clients if our systems do not meet certain operating standards. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of sabotage or terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Our property and business interruption insurance may not be applicable or adequate to compensate us for all losses or failures that may occur.

Any damage to, failure of, or defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in loss of revenue, loss of merchants, loss of merchant and consumer data, harm to our business or reputation, exposure to fraud losses or other liabilities, negative publicity, additional operating and development costs, and diversion of technical and other resources.

If we fail to respond to evolving technological changes, our services and solutions could become obsolete or less competitive.

Our industry is characterized by new and rapidly evolving technologies, developing industry standards and legal regulations and customer requirements and preferences. Recent technological developments include smart cards, mobile commerce and radio frequency and proximity payment devices, such as contactless cards. Accordingly, our operating results depend upon, among other things, our ability to anticipate and respond to these industry and customer changes in order to remain competitive. The process of developing new technologies and services and solutions is complex, and carry the risks associated with any research and development effort, including cost overruns, delays in delivery and performance problems.

Our markets are experiencing rapid technological change. Any delay in the delivery of new services or solutions or the failure to differentiate our services and solutions could render them less desirable to our customers, or possibly even obsolete. In addition, our services and solutions are designed to process complex transactions and deliver reports and other information on those transactions, all at high volumes and processing speeds. Any failure to deliver an effective and secure service or solution, or any performance issue that arises with a new service or solution could result in significant processing or reporting errors, possibly resulting in losses.

If we are unable to develop enhancements and new features for our existing services and solutions or new services and solutions that keep pace with technological developments, industry standards, legal regulations, and customer requirements and preferences, our services and solutions may become obsolete and less marketable, and our business could be significantly harmed. Additionally, if there are delays in the introduction of new features or new services and solutions to the market, our business could be significantly harmed.

We operate in a highly competitive industry and we compete against many companies with substantially greater financial and other resources, and our business may be harmed if we are unable to respond to our competitors effectively.

Competition in our market is intense and involves rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changes in customer requirements. To maintain and improve our competitive position, we must keep pace with the evolving needs of our customers and continue to develop and introduce new features, services and solutions in a timely and efficient manner. Our primary competitors are international payment processors, multi-currency payment service providers and global e-commerce payment service providers. Our competitors that are financial institutions or subsidiaries of financial institutions do not incur the costs associated with being sponsored by a bank for registration with the card networks. These factors may allow them to offer better pricing terms to customers, which could result in a loss of our current or potential customers or could force us to lower our prices as well. Either of these actions could adversely affect our business, financial condition and results of operations.

Currently, there is a high level of concentration in the international payment processing industry, with a few large processors providing payment card processing services to acquiring banks on a multi-national and multi-regional basis. International processors with whom we compete include: First Data Corporation, with its OmniPay Limited subsidiary operating a multi-currency platform; Elavon, Inc., a wholly owned subsidiary of U.S. Bancorp, that operates in North America and Europe; and WorldPay (UK) Limited, formerly owned by Royal Bank of Scotland Group, PLC, that also primarily services the North American and European markets.

The multi-currency payment service industry is largely segmented among large, international processors, which provide multi-currency processing services as part of their broader international payment processing service, including those referenced above, and smaller companies who work on a regional or local basis to provide DCC or multi-currency processing services on behalf of acquiring banks or merchants. Specialized DCC providers include: FEXCO Holdings; Travelex Holdings Limited; Global Blue; Monex Financial Services Limited; Pure Commerce Pty Ltd; Fintrax Group Holdings, Ltd.; and Continuum Commerce Ltd. (formerly known as GCX (Global Currency Exchange Limited)).

In the global e-commerce payment space, our Multi-Currency Pricing service and iPAY Gateway, or iPAY, compete with several international online payment service providers, including CyberSource Corporation, a subsidiary of Visa, MasterCard International Gateway Services, or MIGS, PayPal, Inc., GlobalCollect, WorldPay (UK) Limited, and Payvision. In the Asia Pacific region, we compete against regional providers, including AsiaPay Limited, Joint Electronic Teller Services Ltd., or JETCO, and eNETS Pte Ltd, but also support MIGS.

Several of our competitors enjoy substantial competitive advantages such as:

•                  greater name and brand recognition and longer operating histories;

•                  larger sales and marketing budgets and resources;

•                  greater resources to make acquisitions of other competitors or products, services and technologies that strengthen their service and solution offerings and increase their presence in the market;

•                  lower labor and development costs;

•                  larger intellectual property portfolios related to electronic payment methods and systems; and

•                  substantially greater financial, technical, customer support and other resources.

Conditions in our market could change rapidly and significantly as a result of technological advancements or market consolidation. For example, one of our smaller payment processing competitors may be acquired by a larger company with significant resources, and could leverage those resources to become a more significant competitive presence in our market. The development and market acceptance of alternative technologies could decrease the demand for our services and solutions or render them obsolete.

Our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies, including Internet payment processing services that provide improved operating functionality and features to their service and solution offerings. If successful, their development efforts could render our services and solutions less desirable to customers. If we are unable to compete successfully in the future, our business may be harmed.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, our financial performance may suffer.

We have substantially expanded our overall business, customer base, employee headcount and operations in recent periods both domestically and internationally. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, customer operations, research and development, sales and marketing, manufacturing, administrative, financial and other resources. In particular, we provided our services to approximately 10,000 active merchant locations in nine countries and territories as of December 31, 2009 and approximately 34,000 active merchant locations in 18 countries and territories as of June 30, 2012. Our growth strategy contemplates further increasing the number of our customers and active merchant locations, however, the rate at which we have been able to establish relationships with our customers and active merchant locations in the past may not be indicative of the rate at which we will be able to do so in the future.

Our success will depend in part upon the ability of our management team to manage growth effectively. Our ability to grow also depends upon our ability to successfully hire, train, supervise, and manage new employees, obtain financing for our capital needs, expand our systems effectively, control increasing costs, allocate our human resources optimally, enhance and improve our operational functions and our finance and accounting functions, and manage the pressures on our management and administrative, operational and financial infrastructure. There can be no assurance that we will be able to accurately anticipate and respond to the changing demands we will face as we continue to expand our operations or that we will be able to manage growth effectively or to achieve further growth at all. If our business does not continue to grow or if we fail to effectively manage any future growth, our business, financial condition and results of operations could be adversely affected.

Our quarterly results are inherently unpredictable and subject to substantial fluctuations, and, as a result, we may fail to meet the expectations of securities analysts and investors, which could adversely affect the trading price of shares of our common stock.

We expect our quarterly revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The factors that may affect the unpredictability of our quarterly results include, but are not limited to:

•                  our dependence on a limited number of customers;

•                  our reliance on acquiring banks, processors, merchants and other technology providers to integrate our services within their services and to offer our services to consumers;

•                  the timing of new service launches with new and existing customers;

•                  our inability to increase sales to existing customers, retain existing customers and attract new customers;

•                  seasonality in the use of our services, as our revenue has historically been seasonal with the first quarter of our year traditionally having less revenue compared to the prior fourth fiscal quarter;

•                  changes in our pricing policies;

•                  the amount and timing of operating expenses and capital expenditures related to the expansion of our operations and infrastructure;

•                  the timing of revenue and expenses related to the development or acquisition of technologies, products, services or businesses;

•                 changing market conditions;

•                  competition;

•                  failures of our services that result in contractual penalties or terminations; and

•                  economic, regulatory and political conditions in the markets where we operate or anticipate operating, particularly those impacting cross-border travel and commerce.

As a result, we believe that quarter-to-quarter comparisons of operating results are not necessarily a good indication of what our future performance will be. It is likely that in some future quarters, our operating results may be below the expectations of securities analysts or investors, in which case the price of shares of our common stock may decline and we could face costly securities class action suits or other unanticipated issues.

Seasonality may cause fluctuations in our operating results.

Our revenue has historically been seasonal with the first quarter of our year traditionally having less revenue compared to the prior fourth fiscal quarter. We believe that increased international travel and spending by consumers during the traditional holiday months of November and December cause the fourth quarter of our year to have relatively higher revenue than our other quarters. Our seasonal volumes and revenue trends could change from those we have historically experienced upon our entry into new geographies, such as our entry into the Middle East in 2010.

In addition, the timing of signing a contract and implementing our services with a large acquiring bank or processor and bringing their merchants on board may overshadow seasonal factors in any particular quarterly period. In the future, we may experience revenue growth from additional other factors such as regulatory mandates that could continue to mask underlying seasonality of our business. Seasonal or cyclical variations in our operations may become more pronounced over time and may materially affect our results of operations in the future. We expect seasonality to continue to impact our business in the future.

Where we have direct contractual acquiring relationships with merchants, we incur chargeback liability when our merchants fail to reimburse chargebacks resolved in favor of their customers. We cannot accurately anticipate these liabilities, which may adversely affect our results of operations and financial condition.

In the event a billing dispute between a consumer and a merchant is not resolved in favor of the merchant, the transaction is normally “charged back” to the merchant and the purchase price is credited or otherwise refunded to the consumer. If we are acting as the acquiring bank by virtue of our status as an ISO and are unable to collect such amounts from the merchant’s account or reserve account (if applicable), or if the merchant refuses or is unable, due to closure, bankruptcy or other reasons, to reimburse us for a chargeback, we bear the loss for the amount of the refund paid to the consumer. The risk of chargebacks is typically greater with those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. Although only a small part of our revenue is derived from direct contractual acquiring relationships with merchants, any increase in chargebacks not paid by our merchants may adversely affect our business, financial condition and results of operations.

Where we have direct contractual acquiring relationships with merchants, fraud by merchants or others or the violation of card association requirements by merchants could have an adverse effect on our operating results and financial condition.

We have potential liability for fraudulent bankcard transactions or credits initiated by merchants or others where we are acting as the acquiring bank by virtue of our status as an ISO. Examples of merchant fraud include when a merchant processes fraudulent debit transactions or credits an accomplice’s payment card for transactions that did not occur or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeit and fraud. While we have systems and procedures designed to detect and reduce the impact of fraud, we cannot ensure the effectiveness of these measures. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our chargeback liability or other liability. Additionally, if a merchant fails to comply with the applicable requirements of the card associations, it could be subject to a variety of fines or penalties that may be levied by the card associations. If we cannot collect such amounts from the applicable merchant, we could end up bearing such fines or penalties. Although only a small part of our revenue are derived from direct contractual relationships with merchants, increases in chargebacks or other liability could adversely affect our business, financial condition and results of operations.

We are exposed to currency exchange risk.

We perform currency conversion data processing services, which involves processing and accounting for payments in multiple currencies. The currency conversion underlying such services is presently carried out through the card associations and certain acquiring banks with different exchange rates being applied to a transaction on authorization and subsequent settlement. In most cases, we may have exposure to between one and three days of currency exchange risk. Daily fluctuations will occur in the rate of exchange of the various currencies for which we offer multi-currency payment processing. These fluctuations may be favorable or adverse. Although there can be no guarantee that future fluctuations will match events to date, our analysis of these variations over an extended period of years indicates that variations over the short run have been substantially less than the margin that we charge for multi-currency payment processing transactions, and over the long run to date, the average variation has been nominal. In most cases, we share revenue with acquiring banks and processors and merchants after taking into account foreign exchange fluctuations, and therefore the risk is borne proportionately by us and the other parties participating in these transactions. Although we do not currently engage in hedging or other techniques to minimize exposure to currency exchange risk, we may decide to do so in the future as international transactional volume increases, and such techniques would introduce additional risks, including the risk that a counterparty may be unable to fulfill its obligations to us under such contracts.

Additionally, in the future, it is possible that an increasing proportion of our revenue will be received in non-U.S. currencies that may be subject to foreign currency risk as international currencies fluctuate relative to the value of the U.S. Dollar. Resulting exchange gains and losses are included in our net income. This may give rise to an exchange risk against the U.S. Dollar upon repatriation of foreign currency earnings or upon consolidation for financial account purposes. We will consider strategies for managing and hedging such risks once the volume of foreign earnings reaches certain threshold levels. Furthermore, we may become subject to exchange control regulations that might restrict or prohibit the conversion of its revenue currencies into U.S. Dollars or other freely tradable currencies. The occurrence of any of these factors could adversely affect our business, financial condition and results of operations.

Our business may suffer if it is alleged or found that our services infringe the intellectual property rights of others.

The operation of our business may subject us to claims of infringement or misappropriation of third party intellectual property. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations. Further, claims of intellectual property infringement might require us to redesign or replace affected services, delay affected service offerings, enter into costly settlement or license agreements or pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing, selling or distributing the affected services. If we cannot or do not license the infringed technology on reasonable terms or at all, or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, our customers may not purchase our services if they are concerned that our services infringe third party intellectual property rights. This could reduce the market opportunity for the sale of our services and solutions.

For example, a competitor holds a patent for a particular method of performing DCC in several countries and territories including Canada, Hong Kong, India, Malaysia, Singapore and Taiwan, which could obstruct or impair us from doing business in those jurisdictions. Other parties, including other competitors, have filed patent applications or obtained patents with respect to various aspects of DCC in the United States and abroad. We closely monitor these applications and the actions of other parties who hold patents relating to DCC. Our ability to do business in particular jurisdictions may be severely impaired in the event that a third party successfully argues that any of our services, including Pay In Your Currency, infringe a patent held by such third party. Any pre-emptive legal action or legal action to defend against a lawsuit may not be successful, and could result in substantial legal fees, which could adversely affect our financial condition and results of operations.

Further, we are contractually obligated to indemnify certain customers or other third parties that use our services for losses suffered or incurred in the event our services are alleged to infringe a third party’s intellectual property rights. The term of these indemnity provisions is generally perpetual after execution of the customer agreement subject to the statute of limitations.

The occurrence of any of these events may adversely affect our business, financial condition and results of operations.

The success of our business depends on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, to the extent available, may be very difficult to enforce and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying, infringement or use, which could adversely affect our competitive position.

As of September 30, 2012, we had one patent issued and two patent applications pending in the United States, and multiple issued patents in India, New Zealand, the Philippines, Singapore, South Africa and Sri Lanka and patent applications pending in several other jurisdictions, all of which are counterparts to our patent and patent applications in the United States. We cannot ensure that any of our pending applications will be granted or that any of our issued patents will adequately protect our intellectual property. Any patents that may be issued to us may be contested, circumvented, found unenforceable or invalidated and we may not be able to prevent third parties from infringing them. In addition, third parties could claim invalidity, co-inventorship, re-examination, or similar claims with respect to any of our currently issued patents or any patents that may be issued to us in the future. Any such claims, whether or not successful, could be extremely costly to defend, divert management’s attention and resources, damage our reputation and brand, and substantially harm our business.

In addition to patented technology, we rely on our unpatented technology and trade secrets. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our employees and contractors and with parties with which we do business. These agreements may be breached and we may not have adequate remedies for any such breach. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors. To the extent that our employees, contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

In order to protect or enforce our proprietary technology, we may initiate litigation against third parties, such as patent infringement suits or patent interference proceedings. Litigation may be necessary to assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the enforceability, scope and validity of the proprietary rights of others. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and could adversely affect our business, financial condition and results of operations.

We may not be able to enforce our contracts with our customers, including any exclusivity arrangements.

If our customers do not comply with the terms of our contracts, such as the payment of fees or exclusivity arrangements, we may lose revenue and this may adversely affect our business. Particularly, if those customers with whom we have exclusivity arrangements do not comply with these provisions, we may lose business to our competitors. If our customers do not comply with the provisions of our contracts, we may be required to enter into expensive litigation in order to enforce our rights. We cannot be certain that any such litigation would be successful. Even if successful, litigation may merely prevent a customer from engaging in competitive activity but would not necessarily require the customer to continue to use our services and, in any event, may severely harm the working relationship with such customer and other existing and potential customers that may learn of the litigation.

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our financial position and results of operations.

From time to time, we may be involved in various litigation matters and governmental or regulatory investigations or similar matters arising out of our business. Our insurance may not cover all claims that may be asserted against it, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any pending or future litigation or investigation significantly exceed our insurance coverage, they could adversely affect our business, financial condition and results of operations In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all. In addition, the expense of defending litigation may be significant, the amount of time to resolve lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, any of which could adversely affect our business, results of operations and cash flows.

Our inability to acquire and integrate other businesses, services or technologies could seriously harm our competitive position.

In order to remain competitive, obtain key competencies or accelerate our time to market, we may seek to acquire additional businesses or technologies and new products. To date, we have a limited history of acquisitions. Most recently, in May 2012, we completed the acquisition of BPS, a payments technology company headquartered in Ireland. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms of the acquisition, financing the acquisition, or effectively integrating the acquired business, services or technology into our existing business and operations. We may have difficulty integrating acquired technologies or products with our existing services and solutions. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, services or technology, including issues related to intellectual property, quality, regulatory compliance practices, revenue recognition or other accounting practices, deficiencies or weaknesses in the disclosure controls and procedures and internal controls over financial reporting, or employee or customer issues. If we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of shares of our common stock. In addition, any acquisitions we are able to complete may not result in the synergies or any other benefits we had expected to achieve, which could result in substantial write-offs. Contemplating or completing an acquisition and integrating an acquired business, services or technology will significantly divert management and employee time and resources. Further, if the integration process does not proceed smoothly, the following factors, among others, could reduce our revenue and earnings, increase our operating costs, and result in a loss of projected synergies:

•                  if we are unable to successfully integrate the benefits, duties and responsibilities, and other factors of interest to the management and employees of BPS or any other acquired business, we could lose employees to our competitors in the region, which could significantly affect our ability to operate the business and complete the integration; and

•                  if the integration process of BPS or any other acquired business causes any delays with the delivery of our services, or the quality of those services, we could lose customers to our competitors, which would reduce our revenue and earnings.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year before the end of that five-year period, we would cease to be an “emerging growth company” as of December 31 of that year. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under Section 107(b) of the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourself of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Our business is subject to changing regulations regarding corporate governance, disclosure controls, internal control over financial reporting and other compliance areas that will increase both our costs and the risk of noncompliance. If we fail to comply with these regulations or remediate the material weakness identified in our internal control over financial reporting, we could face difficulties in preparing and filing timely and accurate financial reports.

Upon the effectiveness of this registration statement, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the rules and regulations of The NASDAQ Stock Market. In addition, we are currently listed on AIM and subject to AIM’s admission and compliance requirements. Achieving and maintaining compliance with these rules and regulations, particularly after we cease to be an emerging growth company, will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place increased strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and, in the future, internal control over financial reporting. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our prior period financial statements. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports filed with the SEC, beginning for our year ending December 31, 2013 under Section 404(a) of the Sarbanes-Oxley Act or the annual auditor attestation reports regarding effectiveness of our internal controls over financial reporting that we will be required to include in our periodic reports filed with the SEC, beginning for our year ending December 31, 2017, unless, under the Jumpstart Our Business Startups Act, we meet certain criteria that would require such reports to be included prior to then, under Section 404(b) of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of shares of our common stock.

In connection with the restatement of our financial statements as of December 31, 2009 and 2010 and for the three years ended December 31, 2010, we received a letter from our independent registered public accounting firm stating that there was a material weakness in internal control over financial reporting under the standards established by the Public Company Accounting Oversight Board. The letter stated that our internal control regarding management’s detailed review of our financial statements (including footnotes) was not operating effectively. In preparing our financial statements for the three years ended December 31, 2008, 2009 and 2010, there was a lack of adequate controls to ensure that the figures in the financial statements were reconciled to the underlying supporting schedules and that our significant accounting policies adhered to U.S. GAAP. The result of this specific internal control not operating effectively was an indication that (1) our internal control over financial reporting was not operating effectively to mitigate potential material misstatements and (2) additional misstatements in the financial statements may occur if this deficiency is not remediated.

Additionally, in planning and performing the audit of our financial statements as of and for the year ended December 31, 2011, we received a letter from our independent registered accounting firm stating that the material weakness referenced in its previous letter dated October 24, 2011 had not yet been fully remediated as of December 31, 2011, as well as indicating additional deficiencies in regards to internal controls over financial reporting. The letter stated that although we have hired additional staff, it will take some time for these individuals to become fully integrated and as such, there continued to be certain breakdowns in controls over the financial statement preparation process. The deficiencies identified by our independent registered accounting firm consequently resulted in a material weakness, as there was a reasonable possibility that a material misstatement of our financial statements may not be prevented or detected on a timely basis.

If we are unable to appropriately maintain the remediation plan we have recently implemented and maintain any other necessary controls currently in place or that we implement in the future, or if any difficulties are encountered in their implementation or improvement, (1) our management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal control over financial reporting, which would cause us to fail to meet our reporting obligations, and (2) additional misstatements in our financial statements may occur that may not be prevented or detected on a timely basis.

In addition to the remediation plan, in order to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting going forward, we will need to expend significant resources and provide significant management oversight. We have a substantial effort ahead of us to implement appropriate processes, document our system of internal control over relevant processes, assess their design, remediate any deficiencies identified and test their operation. As a result, management’s attention may be diverted from other business concerns, which could harm our business, operating results and financial condition. These efforts will also involve substantial accounting-related costs. Prior to the filing of this registration statement, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner, particularly if material weakness or significant deficiencies persist.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, our stock price could decline and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

The Sarbanes-Oxley Act and the rules and regulations of The NASDAQ Stock Market may make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain or increase coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of The NASDAQ Stock Market rules, and officers may be curtailed.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

We may not be able to utilize a significant portion of our net operating loss carryforwards, which could adversely affect our results.

As of December 31, 2011, we had available federal net operating loss carryforwards of $68.3 million, state net operating loss carryforwards, primarily New York state, of $66.4 million, and various foreign net operating loss carryforwards, the most significant of which expire between 2020 and 2031. Realization of these net operating loss carryforwards is dependent upon future income arising prior to the expiration dates and other factors under the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code. Our existing net operating loss carryforwards could expire and be unavailable to offset future income tax liabilities or that the use of our net operating loss carryforwards could be limited, which would adversely affect our results.

Our business and financial performance could be negatively impacted by the application of new tax regulations or changes in existing tax laws or regulations.

We could be subject to taxation by various jurisdictions on our net income or fees charged to customers for our services. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Additionally, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue or purchase our services and solutions in the future. If we are unable to pass these tax expenses on to our customers, our costs will increase, reducing our earnings. Any or all of these events could adversely impact our business and financial performance.

Risks related to ownership of our common stock

To date, there has been only a limited prior market for our common stock in the United States and an active trading market for our common stock may not develop in the United States.

To date, there has been only a limited public market for shares of our common stock in the United States. In addition, since 2006, our common stock has traded on AIM under the symbols “PPT” and “PPTR,” and immediately subsequent to the effectiveness of this registration statement will continue to trade on AIM. Since 2008, our common stock has traded on the OTCQX in the United States under the symbol “PLPM,” and immediately subsequent to the effectiveness of this registration statement will cease to trade on the OTCQX. However, there is currently a limited volume of trading in our common stock on AIM and OTCQX, which affects the liquidity of our common stock. We cannot predict when or whether investor interest in our common stock might lead to an increase in its market price or the development of a more active trading market. While our shares of common stock will be approved for trading on The NASDAQ Stock Market, an active trading market for our shares in the United States may never develop or be sustained following the effectiveness of this registration statement. If an active market for our common stock does not develop, it may be difficult to sell shares of our common stock without depressing the market price for the shares, or at all.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of listed companies. Stock prices of many newly public companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, financial condition and results of operations.

Upon the effectiveness of this registration statement, our common stock will be traded on two separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move shares for trading between such markets.

Our shares of common stock are already admitted to and traded on AIM and will now be additionally listed and traded on The NASDAQ Stock Market. Price levels for our common stock may fluctuate significantly on either market, independent of our common stock price on the other market. Investors could seek to sell or buy our common stock to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our common stock prices on either exchange and the volumes of shares of our common stock available for trading on either exchange. In addition, holders of common stock in either jurisdiction will not be immediately able to transfer such common stock for trading on the other market without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our stockholders. Further, if we are unable to continue to meet the regulatory requirements for admission to AIM or listing on The NASDAQ Stock Market, we may lose our admission to AIM or listing on The NASDAQ Stock Market, which could impair the liquidity of shares of our common stock. Investors whose source of funds for the purchase of shares of our common stock is denominated in a currency other than U.S. Dollars may be adversely affected by fluctuations in the exchange rate between such currency and the U.S. Dollar, even if the price of our common stock increases.

A significant portion of our total outstanding shares may be sold into the market in the near future. If there are substantial sales of shares of our common stock, the price of shares of our common stock could decline.

The price of shares of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale. As of June 30, 2012, we had 59,203,835 shares of common stock (which includes preferred stock on an as-converted to common stock basis). Upon listing shares of our common stock on The NASDAQ Stock Market, stockholders who are not affiliates as such term is defined under Rule 144 and who have held their shares for more than one year may trade their shares on The NASDAQ Stock Market.

After the effectiveness of this registration statement, the holders of up to an aggregate of 12,707,637 shares of our common stock (which includes shares of our Series A Preferred Stock on an as-converted to common stock basis and shares subject to an outstanding warrant that will be automatically net exercised for shares of common stock immediately prior to the effectiveness of this registration statement if not voluntarily exercised before then) outstanding as of June 30, 2012 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance. The market price of the shares of our common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If securities or industry analysts in the United States do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may never obtain research coverage by securities analysts in the United States, and industry analysts that currently cover us may cease to do so. If no securities analysts commence coverage of our company, or if industry analysts cease coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our directors, executive officers and principal stockholders have substantial control over us and could delay or prevent a change in corporate control.

As of June 30, 2012, our directors, executive officers and holders of more than 5% of our common stock (which includes preferred stock on an as-converted to common stock basis), together with their affiliates, beneficially own, in the aggregate, 67.9% of our outstanding capital stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of shares of our common stock by:

•                  delaying, deferring or preventing a change of control of us;

•                  impeding a merger, consolidation, takeover or other business combination involving us; or

•                  discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of shares of our common stock increases.

Shares of our Series A Preferred Stock will remain outstanding following the effectiveness of this registration statement and holders of our preferred stock have rights that are superior to holders of our common stock.

If we ever liquidate or sell our company to another company or transfer substantially all of our assets or a majority of our stock to another company, the holders of our outstanding Series A Preferred Stock may be entitled to receive proceeds prior and in preference to the holders of our common stock pursuant to the rights set forth in our certificate of incorporation.  Accordingly, it is possible that you will receive nothing in exchange for your shares in the event of a bankruptcy, liquidation or sale of our company.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of shares of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change of control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws that will become effective immediately following the effectiveness of this registration statement will contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors, including the following:

•                  our Board of Directors will continue to be classified into three classes of directors with staggered three-year terms;

•                  only our chairman of the board, our chief executive officer, our president or a majority of our Board of Directors will be authorized to call a special meeting of stockholders;

•                  our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•                  vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by stockholders;

•                  directors may be removed from office only for cause;

•                  our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without stockholder approval, and will continue to authorize shares of our Series A Preferred Stock, which are currently and will continue to be outstanding following the effectiveness of this registration statement;

•                  advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

•                  if two-thirds of our Board of Directors approves the amendment of our certificate of incorporation and bylaws, or any provisions thereof, then such amendment need only be approved by stockholders holding a majority of our outstanding shares of common stock entitled to vote, otherwise, such amendment must be approved by stockholders holding two-thirds of our outstanding shares of common stock entitled to vote.

For information regarding these and other provisions, see “Item 11. Description of Registrant’s Securities to be Registered.”

Item 2.   Financial Information

Selected consolidated financial data

You should read the following selected historical consolidated financial data in conjunction with “—Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements, related notes and other financial information appearing elsewhere in this registration statement. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this registration statement.

The consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included in this registration statement. The consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated statements not included in this registration statement. The unaudited consolidated statements of operations data for the six months ended June 30, 2011 and 2012, and the unaudited consolidated balance sheet data as of June 30, 2012, are derived from our unaudited financial statements that are included elsewhere in the registration statement. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year.

	Year ended December 31,					Six months ended June 30,
	2007	2008	2009	2010	2011	2011	2012
Consolidated statements of operations data:
Revenue:
Net revenue	$8,859,349	$21,185,878	$26,319,319	$30,553,164	$41,858,166	$19,867,007	$21,797,974
Operating expenses:
Cost of revenue:
Payment processing service fees	2,367,447	9,808,434	10,175,430	10,051,640	11,677,012	5,643,131	5,217,839
Processing and service costs(1)	6,581,177	6,434,693	6,282,743	6,980,981	9,093,674	4,387,906	5,373,419
Software licenses impairment	—	—	—	1,108,514	—	—	—
Total cost of revenue	8,948,624	16,243,127	16,458,173	18,141,135	20,770,686	10,031,037	10,591,258
Selling, general and administrative expenses(1)	12,539,874	15,365,254	12,822,449	14,304,448	18,152,014	8,631,157	11,319,331
Goodwill impairment	—	129,887	—	—	—	—	—
Total operating expenses	21,488,498	31,738,268	29,280,622	32,445,583	38,922,700	18,662,194	21,910,589
(Loss) income from operations	(12,629,149)	(10,552,390)	(2,961,303)	(1,892,419)	2,935,466	1,204,813	(112,615)
Other (expense) income:
Interest expense	(902,227)	(1,015,633)	(1,236,504)	(1,169,578)	(319,098)	(288,418)	(28,575)
Interest income	156,800	140,191	18,702	429	1,582	648	413
Other income, net	—	—	—	—	98,682	58,682	—
Total other (expense) income, net	(745,427)	(875,442)	(1,217,802)	(1,169,149)	(218,834)	(229,088)	(28,162)
(Loss) income from operations before provision for income taxes	(13,374,576)	(11,427,832)	(4,179,105)	(3,061,568)	2,716,632	975,725	(140,777)
Provision for income taxes	(3,618)	(1,681)	(4,095)	(3,219)	(331,903)	—	(230,698)
(Loss) income from continuing operations	(13,378,194)	(11,429,513)	(4,183,200)	(3,064,787)	$2,384,729	975,725
Income from discontinued operations, net of taxes	—	272,847	—	—	—	—	—
Net (loss) income	$(13,378,194)	$(11,156,666)	$(4,183,200)	$(3,064,787)	$2,384,729	$975,725	$(371,475)
Basic net (loss) income per share from continuing operations	$(0.59)	$(0.43)	$(0.12)	$(0.08)	$0.04	$0.02	$(0.01)
Basic net income per share from discontinued operations	$—	$0.01	$—	$—	$—	$—	$—
Basic net (loss) income per share applicable to common stockholders	$(0.59)	$(0.42)	$(0.12)	$(0.08)	$0.04	$0.02	$(0.01)
Diluted net (loss) income per share applicable to common stockholders	$(0.59)	$(0.42)	$(0.12)	$(0.08)	$0.04	$0.02	$(0.01)
Weighted average common stock outstanding (basic)	22,836,166	26,720,171	33,725,727	40,431,073	49,348,033	47,837,945	51,906,425
Weighted average common stock outstanding (diluted)	22,836,166	26,720,171	33,725,727	40,431,073	52,167,492	56,829,616	51,906,425

	Year ended December 31,					Six months ended June 30,
	2007	2008	2009	2010	2011	2011	2012
Key metrics:
Consolidated gross billings(2)	$18,216,436	$35,849,475	$47,045,268	$64,653,725	$102,439,474	$46,958,178	$57,655,465
Adjusted EBITDA (non-GAAP)(3)	$(9,347,301)	$(7,412,392)	$278,992	$1,815,478	$5,923,149	$2,611,725	$1,856,998
Capitalized expenditures	$1,546,202	$1,852,125	$2,069,497	$2,350,507	$2,102,811	$1,103,938	$934,645
Total active merchant locations (at period end)(4)(10)		7,946	10,078	16,697	27,887	22,825	34,172
Multi-currency processing services key metrics:
Active merchant locations (at period end)(4)(10)		4,530	6,624	12,157	16,347	14,345	18,076
Settled transactions processed(5)(10)		5,177,650	6,073,226	6,980,010	10,801,177	4,901,354	5,820,697
Gross foreign currency mark-up(6)		$23,769,206	$33,322,683	$52,073,798	$87,820,070	$40,152,003	$50,220,176
Settled dollar volume processed(7)(10)		$688,808,842	$907,901,369	$1,377,308,710	$2,339,615,142	$1,057,312,571	$1,309,308,011
Average net mark-up percentage on settled dollar volume processed(8)(10)		1.32%	1.39%	1.30%	1.16%	1.24%	1.10%
Payment processing services key metrics:
Active merchant locations (at period end)(4)(10)		3,416	3,469	4,603	11,552	8,496	16,109
Payment processing services revenue(9)	$2,493,673	$12,080,269	$13,722,585	$12,579,927	$14,619,404	$6,806,175	$7,435,289

(1)                                  Stock-based expense included in the statements of operations data above was as follows:

	Year ended December 31,					Six months ended June 30,
	2007	2008	2009	2010	2011	2011	2012
Processing and service costs	$331,978	$421,405	$437,919	$211,582	$135,444	$68,354	$129,001
Selling general and administrative expenses	992,220	1,385,062	1,007,106	618,151	435,366	158,137	411,396
Total stock-based expense	$1,324,198	$1,806,467	$1,445,025	$829,733	$570,810	$226,491	$540,397

(2)                                  Represents gross foreign currency mark-up (see footnote 6) plus payment processing services revenue (see footnote 9).

(3)                                  We define Adjusted EBITDA as GAAP net (loss) income adjusted to exclude (1) interest expense, (2) interest income, (3) provision (benefit) for income taxes, (4) depreciation and amortization, (5) stock-based expense from options and warrants and (6) certain other items management believes affect the comparability of operating results. Please see “—Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(4)                                  We consider a merchant location to be active as of a date if the merchant completed at least one revenue-generating transaction at the location during the 90-day period ending on such date. The total number of active merchant locations exceeds the total number of merchants, as merchants may have multiple locations. As of December 31, 2009, 2010 and 2011 and as of June 30, 2011 and 2012, there were 15, 63, 12, 16 and 13 active merchant locations, respectively, that used both our multi-currency processing services and our payment processing services. These amounts are included in multi-currency and payment processing active merchant locations but are not included in total active merchant locations.

(5)                                  Represents settled transactions processed using our multi-currency processing services.

(6)                                  Represents the gross foreign currency mark-up amount on settled dollar volume processed using our multi-currency processing services. Gross foreign currency mark-up represents multi-currency processing services net revenue plus amounts paid to acquiring banks and their merchants associated with such multi-currency processing transactions. Management believes this metric is relevant because it provides the reader an indication of the gross mark-up derived from multi-currency transactions processed through our platform during a given period. Refer to our revenue recognition policy in Note 2 and segment disclosure in Note 17 of our consolidated financial statements for information on our net revenue from multi-currency processing services.

(7)                                  Represents the total settled dollar volume processed using our multi-currency processing services.

(8)                                  Represents the average net mark-up percentage earned on settled dollar volume processed using our multi-currency processing services. The average net mark-up percentage on settled dollar volume processed is calculated by taking the reported total multi-currency processing services net revenue ($12.6 million, $18.0 million and $27.2 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $13.1 million and $14.4 million for the six months ended June 30, 2011 and 2012, respectively) and dividing by settled dollar volume processed (see footnote 8).

(9)                                  Represents revenue earned and reported on payment processing services.

(10)                            We started tracking active merchant locations, transactions processed and dollar volume processed beginning in January 2008.

	As of December 31,				As of June 30,
	2007	2008	2009	2010	2011	2012
Consolidated balance sheet data
Cash and cash equivalents	$2,824,739	$246,848	$3,752,423	$5,182,499	$7,671,963	$6,646,755
Working capital(1)	8,031,440	206,869	1,396,446	6,908,916	9,468,507	7,446,529
Total assets	14,100,064	10,987,530	16,143,284	19,168,991	24,854,144	28,114,175
Total liabilities	11,863,408	17,763,148	17,022,589	13,492,281	6,109,178	7,602,550
Accumulated deficit	(61,441,015)	(72,597,681)	(76,780,881)	(79,845,668)	(77,460,939)	(77,832,414)
Total stockholders’ equity (deficit)	2,236,656	(6,775,618)	(879,305)	5,676,710	18,744,966	20,511,625

(1)                                 Working capital is defined as current assets less current liabilities.

Adjusted EBITDA

This registration statement includes information about Adjusted EBITDA that is not prepared in accordance with GAAP. Adjusted EBITDA is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. A reconciliation of this non-GAAP measure is included below.

Adjusted EBITDA is a non-GAAP financial measure that represents GAAP net (loss) income adjusted to exclude (1) interest expense, (2) interest income, (3) provision (benefit) for income taxes, (4) depreciation and amortization, (5) stock-based expense from options and warrants and (6) certain other items management believes affect the comparability of operating results.

Management believes that Adjusted EBITDA, when viewed with our results under GAAP and the accompanying reconciliation, provides useful information about our period-over-period growth. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our company and our management team in connection with our executive compensation.

The following table sets forth the reconciliation of Adjusted EBITDA to net (loss) income, our most directly comparable financial measure in accordance with GAAP:

	Year ended December 31,					Six months ended June 30,
	2007	2008	2009	2010	2011	2011	2012
Adjusted EBITDA:
Net (loss) income	$(13,378,194)	$(11,156,666)	$(4,183,200)	$(3,064,787)	$2,384,729	$975,725	$(371,475)
Interest expense	902,227	1,015,633	1,236,504	1,169,578	319,098	288,418	28,575
Interest income	(156,800)	(140,191)	(18,702)	(429)	(1,582)	(648)	(413)
Provision for income taxes	3,618	1,681	4,095	3,219	331,903	—	230,698
Depreciation and amortization	1,957,650	1,203,644	1,537,674	1,769,650	2,416,873	1,180,421	1,307,461
Stock-based expense	1,324,198	1,806,467	1,445,025	829,733	570,810	226,491	540,397
Gain from discontinued operations(1)	—	(272,847)	—	—	—	—	—
Write off of note receivable(1)	—	—	257,596	—	—	—	—
Goodwill impairment	—	129,887	—	—	—	—	—
Software licenses impairment(2)	—	—	—	1,108,514	—	—	—
Convertible debt prepayment(3)	—	—	—	—	601,318	601,318	—
Derecognition of note payable(4)	—	—	—	—	(700,000)	(660,000)	—
Acquisition deal costs	—	—	—	—	—	—	121,755
Adjusted EBITDA (non-GAAP)	$(9,347,301)	$(7,412,392)	$278,992	$1,815,478	$5,923,149	$2,611,725	$1,856,998

(1)                                  In November 2008, we sold our interest in a joint venture for consideration of a five-year note receivable in the amount of $0.2 million with an annual interest rate of 7%. For the year ended December 31, 2008, we recorded $0.3 million as income from discontinued operations related to this joint venture. For the year ended December 31, 2009, we determined that the note receivable and accrued interest of $0.3 million was uncollectible and in accordance with SAB Topic 5-Z(5), the entire amount was written off to selling, general and administrative expenses within continuing operations. The debtor subsequently filed for bankruptcy in 2010.

(2)                                  In the fourth quarter of 2010, due to our unsuccessful efforts to sell software licenses previously purchased for resale, we determined that the underlying undiscounted cash flow projections did not support the recorded value of the asset and wrote off the entire asset balance of $1.1 million to cost of revenue for the year ended December 31, 2010.

(3)                                  In April 2011, the convertible debt holders converted the outstanding principal amount of $9.0 million under convertible notes issued in 2007 and 2008 into an aggregate of 4,049,776 shares of common stock. In addition, we issued 127,318 shares of common stock valued at $0.3 million in lieu of cash payments for accrued interest and 297,682 shares of common stock valued at $0.6 million as a prepayment fee negotiated at the time of conversion. The shares issued for the accrued interest and the prepayment fee were valued at the average closing price of our common stock on AIM under the symbol “PPTR” during the 10 trading day period ending two days prior to the conversion.

(4)                                  In 2003, we entered into an agreement with FHMS and FTB and recorded a liability. Due to a breach of the contractual terms by FHMS and FTB, we did not believe we were liable to repay these amounts. As of March 31, 2011, the statute of limitations had expired on $0.66 million of the $0.7 million balance and as of September 30, 2011, the statute of limitations had expired on the remaining $40,000. For the year ended December 31, 2011, we recorded other income due to the derecognition of the note payable in the amount of $0.7 million.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis in conjunction with the information set forth above under “—Selected consolidated financial data” and our consolidated financial statements beginning on page F-1 and related notes included elsewhere in this registration statement. The statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements in this discussion, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Item 1A. Risk factors” and elsewhere in this registration statement. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Business overview

We believe Planet Payment is a leading provider of international payment processing and multi-currency processing services. We provide our services to approximately 34,000 active merchant locations in 18 countries and territories across the Asia Pacific region, North America, the Middle East, Africa and Europe, primarily through our acquiring bank and processor customers, as well as through our own direct sales force. Our point-of-sale and e-commerce services help merchants sell more goods and services to consumers and enable our acquiring customers to process and reconcile payment transactions in multiple currencies, geographies and channels.

In 2011, we produced 56% of our revenue internationally and 44% in the United States, and in the first six months of 2012 we produced 57% of our revenue internationally and 43% in the United States, through a recurring revenue model that generates fees every time a purchase is made across our network. We manage our business through two operating segments: our multi-currency processing services and our payment processing services. Our multi-currency processing services, which include Pay In Your Currency and Multi-Currency Pricing, enable merchants to offer customized pricing in multiple currencies. Our payment processing services comprise end-to-end authorization, capture, clearing and settlement services to our customers along with localized language support and online access to advanced reconciliation, reporting and analytics services. For the year ended December 31, 2011, our multi-currency processing services represented approximately 65% of our revenue and our payment processing services represented approximately 35% of our revenue. Our multi-currency processing services represented approximately 66% of our revenue for the six months ended June 30, 2012 and our payment processing services represented approximately 34% of our revenue.

For the years 2009, 2010 and 2011, and the six months ended June 30, 2012, our net revenue was $26.3 million, $30.6 million, $41.9 million and $21.8 million, respectively. In the same periods, our net (loss) income was $(4.2) million, $(3.1) million, $2.4 million  and $(0.4) million, respectively, and our Adjusted EBITDA was $0.3 million, $1.8 million,

$5.9 million and $1.9 million, respectively. Adjusted EBITDA is a financial measure not calculated in accordance with GAAP. For information on how we calculate Adjusted EBITDA, see “—Key metrics—Adjusted EBITDA.”

Key milestones

In 1999, we founded the company with a vision of providing payment processing services to international merchants. Key milestones in our development include:

•                  In 1999 and 2000, we launched our e-commerce payment processing services in New Zealand and received our first institutional funding. Also in 2000, we signed our first contract for our Pay In Your Currency service in the United States.

•                  In 2002, we implemented an initial trial for our multi-currency processing service in the United States.

•                  In 2003 and 2004, we signed contracts with a number of acquiring banks and processors in the United States, including Vital Processing Services LLC (now TSYS Acquiring Solutions) and Fifth Third Bank Corp.

•                  In 2005, we launched our Pay In Your Currency service in the Asia Pacific region with Standard Chartered Bank in Hong Kong.

•                  In 2006 and 2007, we signed contracts with a number of acquiring banks and processors in China, Hong Kong, Macau, Malaysia and Taiwan, including Hang Seng Bank and Global Payments Asia Pacific. Also, in 2006, our shares of common stock were admitted to trade on AIM and we acquired the assets of Transworld Payment Solutions, which enabled us to become a full-service third-party processor.

•                  In 2008, we acquired the iPAY business and related assets and our common stock was admitted to trading on the OTCQX. Also in 2008, we expanded our Pay In Your Currency service into India.

•                  In 2009, we expanded our full-service processing services into Canada and our Pay In Your Currency service into the Philippines, with roll-out of our services in the Philippines occurring in 2010 and 2011.

•                  In 2010, we expanded our Pay In Your Currency service to Brunei, the Maldives, Singapore, South Africa, Sri Lanka, and the United Arab Emirates, with roll-out of our services in the UAE to over 3,500 merchant locations in 2011. Also in 2010, we entered into agreements to provide multi-currency processing services to Global Payments, Inc. for the United States and Canada and renewed or extended our agreements with Vantiv, LLC (formerly known as Fifth Third Processing Solutions) and TSYS Acquiring Solutions.

•                  In 2011, we entered into a contract with Vantiv to provide our Pay In Your Currency service at ATMs, which we launched in the second quarter of 2012. Also in 2011, we launched the MICROS Payment Gateway to facilitate the integration of MICROS property management systems in hotels and restaurants to our platform, and the first two hotels using the new gateway went live in Hong Kong before the end of the year. Additionally, in 2011 we integrated our iPAY gateway with VendorShop’s Facebook shopping cart application creating a social commerce solution that allows Facebook merchants to accept credit cards through any participating acquiring bank integrated into our platform.

•                  In 2012, we entered into a contract with China UnionPay to provide processing support for China UnionPay’s credit and debit cards in both card present and card-not-present environments directly to banks and acquirors on a worldwide basis. In addition, we enhanced iPAY to include support for China UnionPay’s new UnionPay Online Payment, or UPOP, service. UPOP provides merchants with the facility to authenticate and process UnionPay debit cards online, providing merchants with better access to the Chinese e-commerce space. Also in 2012, we signed agreements with additional acquiring banks to provide our Pay in Your Currency service in the Philippines and the UAE and launched our hosted MICROS Payment Gateway for Banorte in Mexico. Additionally, we acquired BPS, a payments technology company headquartered in Ireland.

Key trends

Our financial results have been and we believe will continue to be impacted by trends in the international payment processing industry, including the global shift toward electronic-based methods of payments and away from paper-based methods of payment, the increasing levels of international travel and commerce and the rapid adoption of e-commerce on a global scale. Our results are impacted by the changes in levels of international spending using electronic methods, and as a result, negative trends in the global economy may negatively impact the growth in total transaction volume processed using our platform. Since 2008, the United States and other global economies have been undergoing a period of economic uncertainty and stock markets are experiencing high levels of volatility, and it is difficult to predict how long this uncertainty and volatility will continue.

Despite these negative macro-economic trends, we plan to continue to grow our business by increasing the use of our services by the merchants of our existing and future acquiring bank and processor customers. If we are successful in increasing our share of this currently addressable market, as well as by adding new acquiring bank and processor customers and expanding into new geographies and business sectors, we would expect our revenue to continue to grow. In addition, based on the positive trends in the international payment processing industry noted above, we anticipate that as and when more payments are made using electronic methods, such as those that we offer, our revenue would also increase.

We expect that our payment processing service fees, which primarily represent fees, interchange and assessments, will continue to rise as our payment processing services revenue increases. We also expect that our processing and service costs, which include expenses related to running our platform infrastructure, and our selling, general and administrative expense will increase, but at a rate of increase that is substantially less than the growth of our revenue due to the leverage in our business model.

Key metrics

Our management relies on certain performance indicators to manage and assess our business. The key performance indicators set forth below help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. We believe that improvements in these metrics will result in improvements in our financial performance over time. We monitor our non-GAAP financial measures and other business statistics as a measure of operating performance in addition to net (loss) income and the other measures included in our consolidated financial statements.

The following is a table consisting of non-GAAP financial measures and certain other business statistics that management monitors:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
KEY METRICS:
Consolidated gross billings(1)	$47,045,268	$64,653,725	$102,439,474	$46,958,178	$57,655,465
Adjusted EBITDA (non-GAAP)(2)	$278,992	$1,815,478	$5,923,149	$2,611,725	$1,856,998
Capitalized expenditures	$2,069,497	$2,350,507	$2,102,811	$1,103,938	$934,645
Total active merchant locations (at period end)(3)	10,078	16,697	27,887	22,825	34,172
Multi-currency processing services key metrics:
Active merchant locations (at period end)(3)	6,624	12,157	16,347	14,345	18,076
Settled transactions processed(4)	6,073,226	6,980,010	10,801,177	4,901,354	5,820,697
Gross foreign currency mark-up(5)	$33,322,683	$52,073,798	$87,820,070	$40,152,003	$50,220,176
Settled dollar volume processed(6)	$907,901,369	$1,377,308,710	$2,339,615,142	$1,057,312,571	$1,309,308,011
Average net mark-up percentage on settled dollar volume processed(7)	1.39%	1.30%	1.16%	1.24%	1.10%
Payment processing services key metrics:
Active merchant locations (at period end)(3)	3,469	4,603	11,552	8,496	16,109
Payment processing services revenue(8)	$13,722,585	$12,579,927	$14,619,404	$6,806,175	$7,435,289

(1)                                 Represents gross foreign currency mark-up (see footnote 5) plus payment processing services revenue (see footnote 8).

(2)                                 We define Adjusted EBITDA as GAAP net (loss) income adjusted to exclude (1) interest expense, (2) interest income, (3) provision (benefit) for income taxes, (4) depreciation and amortization, (5) stock-based expense from options and warrants and (6) certain other items management believes affect the comparability of operating results. Please see “—Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(3)                                 We consider a merchant location to be active as of a date if the merchant completed at least one revenue-generating transaction at the location during the 90-day period ending on such date. The total number of active merchant locations exceeds the total number of merchants, as merchants may have multiple locations. As of December 31, 2009, 2010 and 2011, and as of June 30, 2011 and 2012, there were 15, 63, 12, 16 and 13 active merchant locations, respectively, that used both our multi-currency processing services and our payment processing services. These amounts are included in multi-currency and payment processing active merchant locations but are not included in total active merchant locations.

(4)                                 Represents settled transactions processed using our multi-currency processing services.

(5)                                 Represents the gross foreign currency mark-up amount on settled dollar volume processed using our multi-currency processing services. Gross foreign currency mark-up represents multi-currency processing services net revenue plus amounts paid to acquiring banks and their merchants associated with such multi-currency processing transactions. Management believes this metric is relevant because it provides the reader an indication of the gross mark-up derived from multi-currency transactions processed through our platform during a given period. Refer to our revenue recognition policy in Note 2 and segment disclosure in Note 17 of our consolidated financial statements for information on our net revenue from multi-currency processing services.

(6)                                 Represents the total settled dollar volume processed using our multi-currency processing services.

(7)                                 Represents the average net mark-up percentage earned on settled dollar volume processed using our multi-currency processing services. The average net mark-up percentage on settled dollar volume processed is calculated by taking the reported total multi-currency processing services net revenue ($12.6 million, $18.0 million and $27.2 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $13.1 million and $14.4 million for the months ended June 30, 2011 and 2012, respectively) and dividing by settled dollar volume processed (see footnote 6).

(8)                                 Represents revenue earned and reported on payment processing services.

Adjusted EBITDA

This registration statement includes information about Adjusted EBITDA that is not prepared in accordance with GAAP. Adjusted EBITDA is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. A reconciliation of this non-GAAP measure is included below.

Adjusted EBITDA is a non-GAAP financial measure that represents GAAP net (loss) income adjusted to exclude (1) interest expense, (2) interest income, (3) provision (benefit) for income taxes, (4) depreciation and amortization, (5) stock-based expense from options and warrants and (6) certain other items management believes affect the comparability of operating results.

Management believes that Adjusted EBITDA, when viewed with our results under GAAP and the accompanying reconciliations, provides useful information about our period-over-period growth. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our company and our management team in connection with our executive compensation.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results as reported under GAAP. Some of these limitations are:

•                  Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•                  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•                  non-cash compensation is and will remain a key element of our long-term incentive compensation for our employees, although we exclude it from Adjusted EBITDA when evaluating our ongoing performance for a particular period; and

•                  Adjusted EBITDA does not include the impact of certain charges or gains resulting from matters we consider not to be indicative of our ongoing operations.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as a supplement to our GAAP results.

The following table sets forth the reconciliation of Adjusted EBITDA to net (loss) income, our most directly comparable financial measure in accordance with GAAP:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
ADJUSTED EBITDA:
Net (loss) income	$(4,183,200)	$(3,064,787)	$2,384,729	$975,725	$(371,475)
Interest expense	1,236,504	1,169,578	319,098	288,418	28,575
Interest income	(18,702)	(429)	(1,582)	(648)	(413)
Provision for income taxes	4,095	3,219	331,903	—	230,698
Depreciation and amortization	1,537,674	1,769,650	2,416,873	1,180,421	1,307,461
Stock-based expense	1,445,025	829,733	570,810	226,491	540,397
Write off of note receivable(1)	257,596	—	—	—	—
Software licenses impairment(2)	—	1,108,514	—	—	—
Covertible debt prepayment(3)	—	—	601,318	601,318	—
Derecognition of note payable(4)	—	—	(700,000)	(660,000)	—
Acquisition deal costs	—	—	—	—	121,755
Adjusted EBITDA (non-GAAP)	$278,992	$1,815,478	$5,923,149	$2,611,725	$1,856,998

(1)                                 In November 2008, we sold our interest in a joint venture for consideration of a five-year note receivable in the amount of $0.2 million with an annual interest rate of 7%. For the year ended December 31, 2008, we recorded $0.3 million as income from discontinued operations related to this joint venture. For the year ended December 31, 2009, we determined that the note receivable and accrued interest of $0.3 million was uncollectible and in accordance with SAB Topic 5-Z(5), the entire amount was written off to selling, general and administrative expenses within continuing operations. The debtor subsequently filed for bankruptcy in 2010.

(2)                                 In the fourth quarter of 2010, due to our unsuccessful efforts to sell software licenses previously purchased for resale, we determined that the underlying undiscounted cash flow projections did not support the recorded value of the asset and wrote off the entire asset balance of $1.1 million to cost of revenue for the year ended December 31, 2010.

(3)                                 In April 2011, the convertible debt holders converted the outstanding principal amount of $9.0 million under convertible notes issued in 2007 and 2008 into an aggregate of 4,049,776 shares of common stock. In addition, we issued 127,318 shares of common stock valued at $0.3 million in lieu of cash payments for accrued interest and 297,682 shares of common stock valued at $0.6 million as a prepayment fee negotiated at the time of conversion. The shares issued for the accrued interest and the prepayment fee were valued at the average closing price of our common stock on AIM under the symbol “PPTR” during the 10 trading day period ending two days prior to the conversion.

(4)                                 In 2003, we entered into an agreement with FHMS and FTB and recorded a liability. Due to a breach of the contractual terms by FHMS and FTB, we did not believe we were liable to repay these amounts. As of March 31, 2011, the statute of limitations had expired on $0.66 million of the $0.7 million balance and as of September 30, 2011, the statute of limitations had expired on the remaining $40,000. For the year ended December 31, 2011, we recorded other income due to the derecognition of the note payable in the amount of $0.7 million.

Components of operating results

Sources of revenue

We derive our revenue principally through transaction fees earned under fixed contractual arrangements with customers who use our international payment and multi-currency processing services. We operate the business in two reportable segments:

•                  Multi-currency processing services revenue.  Revenue derived from foreign currency transaction fees earned on processing and converting a credit or debit card transaction from one currency into another currency. Foreign currency transactions fees earned under our agreements with our multi-currency processing services customers have traditionally been based on a fixed percentage applied to the net foreign currency margin earned, after deducting any merchant revenue and other contractual costs.

•                  Payment processing services revenue.  Revenue derived from transaction fees earned on processing services provided in facilitating the sale of goods and services by means of credit, debit and prepaid cards and other electronic payments.

Geographic and customer concentration

We conduct our business primarily in three geographical regions: Asia Pacific, or APAC, North America, and Central Europe, Middle East and Africa, or CEMEA. The following table provides multi-currency processing services revenue concentration by geographical region. Revenue by region is based upon where the transaction originated. We conduct our payment processing services primarily in North America.

Analysis of revenue by segment and geographical region:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
Revenue:
APAC	$10,496,935	$15,198,058	$18,337,513	$9,203,328	$8,254,260
North America	2,065,284	2,647,547	3,991,374	1,986,708	2,076,259
CEMEA	34,515	127,632	4,909,875	1,870,796	4,032,166
Total multi-currency processing services revenue	12,596,734	17,973,237	27,238,762	13,060,832	14,362,685
Payment processing services revenue	13,722,585	12,579,927	14,619,404	6,806,175	7,435,289
Net revenue	$26,319,319	$30,553,164	$41,858,166	$19,867,007	$21,797,974

A significant portion of our revenue is derived from agreements with a limited number of customers. Specifically, for the year ended December 31, 2011 and the six months ended June 30, 2012, subsidiaries of Global Payments, Inc. represented 28% and 23%, respectively, of our revenue, and Network International, LLC represented 12% and 18%, respectively, of our revenue.

Operating expenses

Cost of revenue.  Cost of revenue primarily consists of two categories: (1) payment processing services fees, which includes payment processing transactions fees such as sponsorship fees, interchange and card association fees and assessments; and (2) processing and service costs, which include expenses related to running our platform infrastructure, including: Internet connectivity, hosting and data storage expenses, amortization expense on acquired intangibles and capitalized software development costs, compensation and related benefits and a portion of general overhead expenses.

Selling, general and administrative expenses.  Selling, general and administrative expenses consist primarily of compensation and related benefits, facility costs, public company costs and professional service fees for our sales, marketing, customer service, administrative functions, and a portion of general overhead expenses.

We allocate overhead such as occupancy, telecommunication charges and depreciation expense based on headcount, as we believe this to be the most accurate measure. As a result, a portion of general overhead expenses is reflected in both our cost of revenue and selling, general and administrative expenses.

Other (expense) income, net

Other (expense) income, net, primarily consists of interest expense related to our term debt and convertible debt and the derecognition of our note payable due to First Horizon Merchant Services and First Tennessee Bank.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. These principles require us to make certain estimates and judgments that affect the amounts reported in our financial statements. We base our estimates on historical experience, future trends and other assumptions we believe to be reasonable under the circumstances. Because these accounting policies require significant judgment, our actual results may differ materially from our estimates.

We consider an accounting policy to be critical if it is important to our financial condition and results of operations, and if it requires significant judgment, subjectivity and complexity on the part of management in its application. We believe the following to be our critical accounting policies.

Revenue recognition

We derive revenue principally through fees earned under fixed contractual arrangements with customers who use our international payment and multi-currency processing services. We have two revenue streams:

Multi-currency processing services revenue

Multi-currency processing services revenue is the foreign currency transaction fee earned on processing and converting of a credit or debit card transaction from one currency into another currency. Multi-currency transaction processing services revenue is recognized upon settlement of the transaction.

Payment processing services revenue

We follow the requirements of EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, included in the Revenue Recognition Topic of Accounting Standards Codification (“ASC”) topic 605, in determining its payment processing services revenue reporting. Generally, where we have merchant portability, credit risk and ultimate responsibility for the merchant, revenue is reported at the time of settlement on a gross basis equal to the full amount of the discount charged to the merchant. This amount may include interchange paid to card issuing banks and assessments paid to payment card associations.

Payment processing services revenue is transaction based and priced either as a fixed fee per transaction or calculated based on a percentage of the transaction value. The fees are charged for processing services provided in facilitating the sale of goods and services by means of credit, debit and prepaid cards and other electronic payments and do not include the gross sales price paid by the ultimate buyer. Payment processing services revenue is recognized upon settlement of the transaction.

Our revenue is presented net of a provision for sales credits, which is estimated based on historical results and established in the period in which services are provided. As of the periods presented, there were no such provisions.

Software development costs and amortization

We develop software that is used in providing payment processing services to customers. Capitalization of internally developed software, primarily associated with our operating platform, occurs when we have completed the preliminary project stage, management authorizes the project, management commits to funding the project, it is probable the project will be completed and the project will be used to perform the function intended. The preliminary project stage consists of the conceptual formulation of alternatives, the evaluation of alternatives, the determination of existence of needed technology and the final selection of alternatives.

We capitalize costs of materials and consultants, payroll and payroll-related costs incurred by employees involved in developing internal use computer software. Costs incurred during the preliminary project and post-implementation stages are charged to processing and service costs, which are included in cost of revenue as incurred. Software development costs are amortized to processing and service costs, which are included in cost of revenue on a straight-line basis over estimated useful lives of approximately three to five years. We perform periodic reviews to ensure that unamortized software costs remain recoverable from future cash flows. Capitalized software development costs, net, were $4.6 million, $5.0 million and $4.9 million as of December 31, 2010 and 2011 and June 30, 2012, respectively. Amortization expense totaled $0.9 million, $1.1 million and $1.5 million for the years ended December 31, 2009, 2010 and 2011, respectively. Amortization expense totaled $0.7 million and $0.9 million for the six months ended June 30, 2011 and 2012, respectively.

Goodwill, intangibles and long-lived assets

We record as goodwill the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired. Other acquired intangible assets, which primarily include identifiable acquired technology, is being amortized on a straight-line basis over five years, which approximates the pattern in which the assets are utilized, over their estimated useful lives.

We perform reviews to determine if the carrying value of our goodwill is impaired. We review goodwill for impairment at least annually during the fourth quarter, or more frequently if an event occurs indicating the potential for impairment. We review goodwill for impairment utilizing either a qualitative assessment or a two-step process. If we decide that it is appropriate to perform a qualitative assessment and conclude that the fair value of a reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. For reporting units where we perform the two-step process, the first step requires us to estimate the fair value of each reporting unit and compare that fair value to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired and no further evaluation is necessary. If the carrying value is higher than the estimated fair value, there is an indication that impairment may exist and the second step is required. In the second step, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit’s goodwill, the difference is recognized as an impairment charge.

For reporting units where we decide to perform a qualitative assessment, management assesses and makes judgments regarding a variety of factors which potentially impact the fair value of a reporting unit, including general economic conditions, industry and market-specific conditions, customer behavior, cost factors, our financial performance and trends, our strategies and business plans, capital requirements, management and personnel issues, and our stock price, among others. Management then considers the totality of these and other factors, placing more weight on the events and circumstances that are judged to most affect a reporting unit’s fair value or the carrying amount of its net assets, to reach a qualitative conclusion regarding whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.

For reporting units where we perform the two-step process, we may utilize a combination of the following approached to assess fair value: (a) an income based approach, using projected discounted cash flows, (b) a market based approach, using multiples of comparable companies, and (c) a transaction based approach, using multiples for recent acquisitions of similar businesses made in the marketplace.

Our estimate of fair value of each reporting unit may be based on a number of subjective factors, including: (a) appropriate consideration of valuation approaches (income approach, comparable public company approach, and comparable transaction approach), (b) estimates of future cost structure, (c) discount rates for estimated cash flows, (d) selection of peer group companies for the public company and the market transaction approaches, (e) required levels of working capital, (f) assumed terminal value, and (g) time horizon of cash flow forecasts.

The entire goodwill balance as of June 30, 2012 is attributable to the acquisition of BPS. We did not record any impairment of goodwill in 2009, 2010, and 2011 and for the six months ended June 30, 2012.

We evaluate long-lived assets, including property and equipment, capitalized software and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Long-lived asset impairments are assessed whenever changes in circumstances could indicate that the carrying amounts of those productive assets exceed their projected undiscounted cash flows. When it is determined that impairment exists, the related asset group is written down to its estimated fair market value. The determination of future cash flows and the estimated fair value of long-lived assets, involve significant estimates on the part of management. In order to estimate the fair value of a long-lived asset, we may engage a third party to assist with the valuation.

Our process for assessing potential triggering events may include, but is not limited to, analysis of the following:

•                  any sustained decline in our stock price below book value;

•                  results of our goodwill impairment test;

•                  sales and operating trends affecting products and groupings;

•                  the impact on current and future operating results;

•                  any losses of key acquired customer relationships; and

•                  changes to or obsolescence of acquired technology, data, and trademarks.

We also evaluate the remaining useful life of our long-lived assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining estimated amortization period.

Stock-based expense and assumptions

Stock-based expense is measured at the grant date based on fair value and recognized as an expense over the requisite service period, net of an estimated forfeiture rate.

The following summarizes stock-based expense recognized by income statement classification:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
Processing and service costs	$437,919	$211,582	$135,444	$68,354	$129,001
Selling, general and administrative expense	1,007,106	618,151	435,366	158,137	411,396
Total stock-based expense	$1,445,025	$829,733	$570,810	$226,491	$540,397

The following summarizes stock-based expense recognized by type:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
Stock options	$1,213,659	$739,992	$555,882	$216,715	$540,397
Warrants(1)	231,366	89,741	14,928	9,776	—
Total stock-based expense	$1,445,025	$829,733	$570,810	$226,491	$540,397

(1)                                 For the periods indicated in the table above, we issued warrants as a partial payment for legal services rendered.

A summary of the unamortized stock-based expense and associated weighted average remaining amortization periods for stock options and warrants is presented below:

	As of December 31, 2011		As of June 30, 2012
	Unamortized stock-based expense	Weighted average remaining amortization period (in years)	Unamortized stock-based expense	Weighted average remaining amortization period (in years)
Stock options	$786,668	1.69	$1,885,705	2.05
Warrants	—	—	—	—

Stock-based expense assumptions and vesting requirements

Determining the appropriate fair value model and calculating the fair value of options and warrants require the input of highly subjective assumptions, including the expected life, expected stock price volatility, and the number of expected options and warrants that will be forfeited prior to the completion of the vesting requirements. We use the Black-Scholes Option Pricing Model to value our options and warrants.

We account for warrants issued to non-employees as expense at their fair value over the service period. Warrants issued to non-employees vest immediately upon issuance and are not required to be revalued.

Expected life

Due to the limited history of our common stock being publicly traded on AIM, the expected life for our options granted was determined based on the “simplified” method under the provisions of ASC 718-10, Compensation—Stock Compensation. The expected life of warrants granted was determined based on the warrants contractual life.

Expected stock price volatility

Due to our limited public company history, expected stock price volatility prior to December 31, 2011 was determined based upon the expected volatility of similar entities whose shares are publicly traded and have trading history commensurate with the expected life.

For options and warrants granted after January 1, 2012, we began estimating our expected volatility using a time-weighted average of our historical volatility in combination with the historical volatility of similar entities whose common shares are publicly traded.

Risk-free interest rate and dividend yield

The risk-free interest rates used for our options and warrants granted were the U.S. Treasury zero-coupon rates for bonds matching the expected life of an option or warrant on the date of grant.

The expected dividend yield is not applicable to any options or warrants granted as we have not paid any dividends and intend to retain any future earnings for use in our business.

Vesting requirements

Options granted to employees generally vest 1/3rd of the amount of shares subject to each option on each 12-month anniversary from the vesting commencement date over a three year period and expire ten years from the grant date.

A director’s annual option grant vests and becomes exercisable as to 1/12th of the shares each month from the vesting commencement date. A director’s initial grant vests and becomes exercisable as to 1/3rd of the shares on the 12-month anniversary from the vesting commencement date and then 1/36th of the shares each month thereafter, such that the grant vests in full after three years. All directors’ options expire ten years from the grant date.

Our 2000 Stock Incentive Plan allows for acceleration of the vesting of outstanding options granted upon the occurrence of certain events related to change of control, merger, and the sale of substantially all of our assets or liquidation of the company, at the discretion of our Board of Directors. Our 2006 Equity Incentive Plan provides that if outstanding options are not assumed or replaced by a successor corporation, options shall immediately vest as to 100% of the shares at such time and on such conditions as our Board of Directors shall determine.

Warrants granted are issued for services performed by third parties or investments and are generally fully vested at grant and generally expire over a period of five years.

Black-Scholes assumptions used for options and warrants

The fair market value of each option and warrant granted for all periods presented has been estimated on the grant date using the Black-Scholes Option Pricing Model with the following assumptions:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
Expected life (in years)	5.0 - 6.0	5.0 - 6.0	5.0 - 6.32	5.0 - 6.32	5.25 - 6.00
Expected volatility (percentage)	35.43 - 36.80	28.20 - 36.23	27.80 - 36.68	27.80 - 36.68	45.13 - 46.70
Risk-free interest rate (percentage)	2.31 - 2.57	1.59 - 3.04	1.58 - 2.72	2.17 - 2.72	0.91 - 1.39
Expected dividend yield	—	—	—	—	—

The following table summarizes stock options granted to our employees during the period July 1, 2010 through the date of this registration statement:

Grant date	Number of options granted	Exercise price
November 9, 2010	15,000	$1.25
November 30, 2010	100,000	1.25
February 8, 2011	352,500	2.30
March 23, 2011	105,000	2.17
April 12, 2011	100,000	2.00
April 27, 2011	50,000	2.02
May 16, 2011	173,000	2.15
July 22, 2011	144,000	2.19
March 9, 2012	1,060,500	2.56
April 2, 2012	200,000	2.80
May 24, 2012	195,000	3.27

Our Board of Directors has historically set the exercise price of stock options based on a price per share not less than the fair value of our common stock on the date of grant. Since our shares of common stock began trading on AIM in 2006, our Board of Directors has determined that the fair value of the shares of common stock on the date of grant is the closing price of shares of our common stock that trade under the AIM symbol “PPTR.” The underlying security for all issued and outstanding options and warrants is our common stock trading under “PPTR.”

The number of warrants granted during the period July 1, 2010 through June 30, 2012 was inconsequential.

Long-term incentive restricted stock agreement assumptions and vesting requirements On July 26, 2011, we made a restricted stock grant of 915,000 shares of our common stock to Philip Beck, our Chairman of the Board, Chief Executive Officer and President, pursuant to a Long-Term Incentive Restricted Stock Agreement. The 915,000 shares vest in four separate tranches, each with a different long-term performance goal. The agreement provides that (1) upon a corporate transaction, certain unvested shares accelerate and become vested, and (2) upon Mr. Beck’s involuntary termination, certain unvested shares shall remain outstanding and become vested only at such time as the performance goals applicable to such unvested shares are satisfied, as described in more detail under “Item 6. Executive Compensation—Potential payments upon termination or change of control” below. The performance goals for each tranche are outlined below:

•                  Tranche one (expires 12/31/2014): Performance condition award consisting of 305,000 shares that vest based upon the achievement of adjusted EBITDA (as will be defined in our earnings releases for the relevant periods) per fully diluted share greater than or equal to $0.36 per share for any fiscal year concluding after the date of the restricted stock grant and on or prior to the expiration date. The fair value of tranche one is $0.7 million.

•                  Tranche two (expires 12/31/2017): Performance condition award consisting of 47,000 shares that vest based upon the achievement of adjusted EBITDA (as will be defined in our earnings releases for the relevant periods) per fully diluted share greater than or equal to $0.64 per share for any fiscal year concluding after the date of the restricted stock grant and on or prior to the expiration date. The fair value of tranche two is $0.1 million.

•                  Tranche three (expires 12/31/2017): Performance condition award consisting of 469,000 shares that vest based upon the achievement of adjusted EBITDA (as will be defined in our earnings releases for the relevant periods) per fully diluted share greater than or equal to $0.71 per share for any fiscal year concluding after the date of the restricted stock grant and on or prior to the expiration date. The fair value of tranche three is $1.0 million.

•                  Tranche four (expires 12/31/2017): Market condition award consisting of 94,000 shares that vest based upon the fair market value of our common stock being greater than or equal to $12.00 per share for 75 consecutive trading days in the United States for any period of time beginning after the date of the restricted stock grant and concluding on or prior to the expiration date. The fair value of tranche four is $5,600.

In accordance with ASC 718-10, we valued the performance condition and market condition awards using the Black-Scholes and binomial lattice models, respectively. The fair values of the performance condition awards are based upon the closing price of shares of our common stock that trade on AIM under the symbol “PPTR” on the date of grant. The total fair value of all three tranches of the performance condition awards is $1.8 million, of which no amounts have been expensed as it was not deemed probable that the performance conditions would be satisfied based on the financial assessment of June 30, 2012. We will reassess the probability of achieving each performance condition metric at each reporting period. The total fair value of the market condition award is $5,600. Given the inconsequential nature of the amount, we recorded the entire expense at the time of grant. The expense related to the market condition award is not reversed even if the market conditions are not satisfied.

The fair value of the market condition award has been estimated on the grant date using a binomial lattice-based valuation pricing model with the following assumptions:

July 26,
2011
Expected life (in years)	5.3
Expected volatility (percentage)	31.68
Risk-free interest rate (percentage)	2.04
Expected dividend yield	—

Income taxes

We account for income taxes on the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in results of operations in the period during which the tax change occurs. Our operations are conducted in various geographies with different tax rates. As our operations evolve this may impact our future effective tax rate.

We are required to assess whether it is necessary to establish a valuation allowance to reduce the deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our process includes evaluating both positive (for example, sources of taxable income) and negative (for example, historical losses) evidence and determining whether it is more likely than not that the deferred tax assets will not be realized.

ASC 740-10, Accounting for Income Taxes, prescribes a comprehensive model for how companies should recognize, measure, present, and disclose uncertain tax positions taken or expected to be taken on a tax return. We initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. We reviewed and evaluated the relevant technical merits of each of our tax positions, for all periods presented, and determined that there are no uncertain tax positions that would have a material impact on our financial statements.

Deferred IPO costs

We are in the process of evaluating whether to proceed with an offering pursuant to the Registration Statement on Form S-1, originally filed with the U.S. Securities and Exchange Commission on July 21, 2011 for a proposed initial public offering. In the event we do not proceed with an offering in the near future, we would expense its deferred IPO costs, which as of June 30, 2012, was $2.3 million. The costs would be recorded as an increase in operating expenses in the consolidated statement of operations. The expensing of deferred IPO costs would normally be netted against Additional Paid in Capital arising in respect of IPO proceeds. However, if we decide not to pursue an offering at this time, there would be no proceeds and therefore, the deferred IPO costs would be expensed.

Emerging growth company

Under Section 107(b) of the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourself of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Results of operations

The following table sets forth our consolidated results of operations for the periods presented and as a percentage of our net revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year ended December 31,						Six months ended June 30,
	2009		2010		2011		2011		2012
	$ amount	% of revenue	$ amount	% of revenue	$ amount	% of revenue	$ amount	% of revenue	$ amount	% of revenue
Revenue:
APAC	$10,496,935	39.9%	$15,198,058	49.7%	$18,337,513	43.9%	$9,203,328	46.3%	$8,254,260	37.9%
North America	2,065,284	7.9	2,647,547	8.7	3,991,374	9.5	1,986,708	10.0	2,076,259	9.5
CEMEA	34,515	0.1	127,632	0.4	4,909,875	11.7	1,870,796	9.4	4,032,166	18.5
Total multi-currency processing services revenue	12,596,734	47.9	17,973,237	58.8	27,238,762	65.1	13,060,832	65.7	14,362,685	65.9
Payment processing services revenue	13,722,585	52.1	12,579,927	41.2	14,619,404	34.9	6,806,175	34.3	7,435,289	34.1
Net revenue	26,319,319	100.0	30,553,164	100.0	41,858,166	100.0	19,867,007	100.0	21,797,974	100.0
Operating expenses:
Cost of revenue:
Payment processing services fees	10,175,430	38.6	10,051,640	32.9	11,677,012	27.9	5,643,131	28.4	5,217,839	23.9
Processing and service costs	6,282,743	23.9	6,980,981	22.9	9,093,674	21.7	4,387,906	22.1	5,373,419	24.7
Software licenses impairment	—	—	1,108,514	3.6	—	—	—	—	—	—
Total cost of revenue	16,458,173	62.5	18,141,135	59.4	20,770,686	49.6	10,031,037	50.5	10,591,258	48.6
Selling, general and administrative expenses	12,822,449	48.8	14,304,448	46.8	18,152,014	43.4	8,631,157	43.4	11,319,331	51.9
Total operating expenses	29,280,622	111.3	32,445,583	106.2	38,922,700	93.0	18,662,194	93.9	21,910,589	100.5
(Loss) income from operations	(2,961,303)	(11.3)	(1,892,419)	(6.2)	2,935,466	7.0	1,204,813	6.1	(112,615)	(0.5)
Other (expense) income:
Interest expense	(1,236,504)	(4.7)	(1,169,578)	(3.8)	(319,098)	(0.8)	(288,418)	(1.5)	(28,575)	(0.1)
Interest income	18,702	0.1	429	0.0	1,582	0.0	648	0.0	413	0.0
Other income, net	—	—	—	—	98,682	0.2	58,682	0.3	—	—
Total other (expense) income, net	(1,217,802)	(4.6)	(1,169,149)	(3.8)	(218,834)	(0.6)	(229,088)	(1.2)	(28,162)	(0.1)
(Loss) income from operations before provision for income taxes	(4,179,105)	(15.9)	(3,061,568)	(10.0)	2,716,632	6.4	975,725	4.9	(140,777)	(0.6)
Provision for income taxes	(4,095)	0.0	(3,219)	0.0	(331,903)	(0.8)	—	0.0	(230,698)	(1.1)
Net (loss) income	$(4,183,200)	(15.9)%	$(3,064,787)	(10.0)%	$2,384,729	5.6%	$975,725	4.9%	$(371,475)	(1.7)%

Comparison of the six months ended June 30, 2012 and 2011

Revenue

	Six months ended		Variance
	June 30,		Amount	Percent
	2011	2012	Variance	Variance
APAC	$9,203,328	$8,254,260	(949,068)	(10)%
North America	1,986,708	2,076,259	89,551	5
CEMEA	1,870,796	4,032,166	2,161,370	116
Total multi-currency processing services revenue	13,060,832	14,362,685	1,301,853	10
Payment processing services revenue	6,806,175	7,435,289	629,114	9
Net revenue	$19,867,007	$21,797,974	1,930,967	10

Net revenue increased approximately $2.0 million, or 10%, to $21.8 million for the six months ended June 30, 2012 from $19.8 million for the six months ended June 30, 2011. The year over year increase in revenue was primarily due to the overall increase by 50%, or 11,347, in total active merchant locations processing transactions through our multi-currency and payment processing services.

Multi-currency processing services revenue

APAC multi-currency processing services revenue.  APAC multi-currency processing services revenue decreased $0.9 million, or 10%, to $8.3 million for the six months ended June 30, 2012 from $9.2 million for the six months ended June 30, 2011. APAC multi-currency processing services revenue key business metrics are as follows:

	Six months ended		Variance
	June 30,		Amount	Percent
	2011	2012	Variance	Variance
APAC multi-currency processing active merchant locations (at period end)	9,995	11,346	1,351	14%
APAC multi-currency processing settled transactions processed	2,845,639	2,877,593	31,954	1
APAC multi-currency processing gross foreign currency mark-up	28,510,288	29,832,563	1,322,275	5
APAC multi-currency processing settled dollar volume processed	709,865,091	733,751,750	23,886,659	3
APAC average net mark-up % on settled dollar volume processed	1.30%	1.12%	(0.18)%	(13)

The 3% increase in settled dollar volume processed resulted in a $0.3 million increase to revenue, offset by a 13% decrease in our average net mark-up percentage on settled dollar volume processed, which resulted in a $1.2 million decrease to revenue. The primary reasons for the increase in total dollar volume processed were a 14% increase in active APAC merchant locations, which resulted from the addition of new active merchant locations in existing markets. This resulted in a 1% increase in settled transactions processed through our multi-currency services. The decrease in average net mark-up percentage on settled dollar volume processed was primarily due to a re-pricing of certain contracts that have been renewed on a long-term basis coupled with the pricing mix of services during the period.

North America multi-currency processing services revenue.  North America multi-currency processing services revenue increased $0.1 million to $2.1 million for the six months ended June 30, 2012 from $2.0 million for the six months ended June 30, 2011. North America multi-currency processing services revenue key business metrics are as follows:

	Six months ended		Variance
	June 30,		Amount	Percent
	2011	2012	Variance	Variance
North America multi-currency processing active merchant locations (at period end)	1,894	2,329	435	23%
North America multi-currency processing settled transactions processed	1,426,858	1,446,919	20,061	1
North America multi-currency processing gross foreign currency mark-up	4,923,606	5,324,950	401,344	8
North America multi-currency processing settled dollar volume processed	143,758,690	168,696,788	24,938,098	17
North America average net mark-up % on settled dollar volume processed	1.38%	1.23%	(0.15)%	(11)

The 17% increase in settled dollar volume processed resulted in a $0.3 million increase to revenue offset by a 11% decrease in our average net mark-up percentage on settled dollar volume processed which resulted in a $0.2 million decrease to revenue. The primary reason for the increase in settled dollar volume processed was a 23% increase in active North America merchant locations, which resulted from the addition of new active merchant locations in existing markets including a large national retailer. This resulted in a 1% increase in settled transactions processed through our multi-currency services. The decrease in average net mark-up percentage on settled dollar volume processed was primarily due to the pricing mix of different services during the period.

CEMEA multi-currency processing services revenue.  CEMEA multi-currency processing services revenue increased $2.2 million to $4.0 million for the six months ended June 30, 2012 from $1.8 million for the six months ended June 30, 2011. The increase in CEMEA multi-currency processing services revenue was driven by changes in the following key business metrics:

	Six months ended		Variance
	June 30,		Amount	Percent
	2011	2012	Variance	Variance
CEMEA multi-currency processing active merchant locations (at period end)	2,456	4,401	1,945	79%
CEMEA multi-currency processing settled transactions processed	628,857	1,496,185	867,328	138
CEMEA multi-currency processing gross foreign currency mark-up	6,718,109	15,062,663	8,344,554	124
CEMEA multi-currency processing settled dollar volume processed	203,688,790	406,859,473	203,170,683	100
CEMEA average net mark-up % on settled dollar volume processed	0.92%	0.99%	0.07%	8

The $203.2 million increase in settled dollar volume processed resulted in a $2.0 million increase in revenue. This increase in settled dollar volume processed was due to the continued merchant rollout for a CEMEA customer. The addition of the merchant locations from these new countries significantly impacted the number of transactions processed through our multi-currency services in CEMEA.

Payment processing services revenue

Payment processing services revenue is primarily earned from transactions originating in North America. Payment processing services revenue increased $0.6 million, or 9%, to $7.4 million for the six months ended June 30, 2012 from $6.8 million for the six months ended June 30, 2011. The increase was primarily due to increased transaction volume in the U.S. and Canadian market for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011.

Cost of revenue

	Six months ended		Variance
	June 30,		Amount	Percent
	2011	2012	Variance	Variance
Payment processing services fees	$5,643,131	$5,217,839	$(425,292)	(8)%
Processing and service costs	4,387,906	5,373,419	985,513	22
Total cost of revenue	$10,031,037	$10,591,258	$560,221	6

Payment processing services fees

The decrease of $0.4 million, or 8%, to $5.2 million for the six months ended June 30, 2012 from $5.6 million for the six months ended June 30, 2011 is as a result of the pricing mix of services for 2012.

Processing and service costs

Processing and service costs increased $1.0 million, or 22%, to $5.4 million for the six months ended June 30, 2012 from $4.4 million for the six months ended June 30, 2011. The increase in processing and service costs was primarily the result of increased salary and compensation and related benefit costs of $0.5 million, which are primarily due to technology headcount additions to support the growth in our existing business, launches into new markets, increased bonus and stock compensation, $0.2 million in increased technology costs, and an increase in depreciation and amortization expense of $0.2 million primarily related to software development additions.

Selling, general and administrative expenses

	Six months ended		Variance
	June 30,		Amount	Percent
	2011	2012	Variance	Variance
Selling, general and administrative expenses	$8,631,157	$11,319,331	2,688,174	31%

Selling, general and administrative expenses increased $2.7 million, or 31%, to $11.3 million for the six months ended June 30, 2012 from $8.6, million for the six months ended June 30, 2011. The increase in selling, general and administrative expenses was primarily the result of increased salary compensation and related benefit costs of $1.2 million, professional fees of $0.6 million, recruiting costs of $0.2 million, and travel costs, facility costs, insurance costs and other selling, general and administrative costs of $0.7 million. These increases are primarily due to head count additions to support the growth in our existing business and our launches into new markets.

Other expense, net

	Six months ended		Variance
	June 30,		Amount	Percent
	2011	2012	Variance	Variance
Interest expense	$(288,418)	$(28,575)	259,843	(90)%
Interest income	648	413	(235)		*
Other income	58,682	—	(58,682)		*
Total other expense, net	$(229,088)	$(28,162)	200,926	(88)

*                                         Percentages not meaningful.

Total other expense, net, decreased $0.2 million for the six months ended June 30, 2012. The decrease was primarily due to the reduction in interest expense, which in 2011 was incurred upon the recognition of six months of convertible debt interest expense, compared to zero in 2012. The convertible debt holders converted their entire principal in April 2011.

Provision for income taxes

Provision for income taxes increased $0.2 million for the six months ended June 30, 2012 from zero for the six months ended June 30, 2011. The increase in the current tax provision of $0.2 million related primarily to increased profitability of certain foreign subsidiaries. Our effective tax rate could fluctuate depending on the mix of earnings from foreign jurisdictions taxed at substantially lower statutory rates, primarily Bermuda and Hong Kong.

Comparison of the years ended December 31, 2011 and 2010

Revenue

	Year ended December 31,		Variance
	2010	2011	Amount	Percent
APAC	$15,198,058	$18,337,513	$3,139,455	21%
North America	2,647,547	3,991,374	1,343,827	51
CEMEA	127,632	4,909,875	4,782,243		*
Total multi-currency processing services revenue	17,973,237	27,238,762	9,265,525	52
Payment processing services revenue	12,579,927	14,619,404	2,039,477	16
Net revenue	$30,553,164	$41,858,166	$11,305,002	37

*                                         Percentage not meaningful.

Net revenue increased $11.3 million, or 37%, to $41.9 million for the year ended December 31, 2011 from $30.6 million for the year ended December 31, 2010. The year over year increase in revenue was primarily due to the overall increase by 67%, or 11,190, in total active merchant locations processing transactions through our multi-currency and payment processing services. Additionally, we believe our business was positively impacted by the global shift toward electronic payment transactions, increased international travel and commerce, and increased e-commerce on a global scale.

Multi-currency processing services revenue

APAC multi-currency processing services revenue.  APAC multi-currency processing services revenue increased $3.1 million, or 21%, to $18.3 million for the year ended December 31, 2011 from $15.2 million for the year ended December 31, 2010. The increase in APAC multi-currency processing services revenue was driven by changes in the following key business metrics:

	Year ended December 31,		Variance
	2010	2011	Amount	Percent
APAC multi-currency processing active merchant locations (at period end)	9,539	10,712	1,173	12%
APAC multi-currency processing settled transactions processed	5,044,204	5,907,408	863,204	17
APAC multi-currency processing gross foreign currency mark-up	$45,768,876	$58,928,772	$13,159,896	29
APAC multi-currency processing settled dollar volume processed	$1,201,455,560	$1,490,081,483	$288,625,923	24
APAC average net mark-up % on settled dollar volume processed	1.26%	1.23%	(0.03)%	(3)

The 24% increase in settled dollar volume processed resulted in a $3.5 million increase to revenue, offset by a 3% decrease in our average net mark-up percentage on settled dollar volume processed, which resulted in a $0.4 million decrease to revenue. The primary reasons for the increase in settled dollar volume processed were a 12% increase in APAC multi-currency processing active merchant locations, which resulted from the addition of new active merchant locations in existing markets, our entry into five new APAC markets in the second quarter of 2010, and the continued improvement in the global economy. This resulted in a 17% increase in settled transactions processed through our multi-currency services. The decrease in average net mark-up percentage on settled dollar volume processed was primarily due to the different mark-ups applied to different customers and for a variety of services.

North America multi-currency processing services revenue.  North America multi-currency processing services revenue increased $1.3 million, or 51%, to $4.0 million for the year ended December 31, 2011 from $2.6 million for the year ended December 31, 2010. The $1.3 million increase in North America multi-currency processing services revenue was driven by changes in the following key business metrics:

	Year ended December 31,		Variance
	2010	2011	Amount	Percent
North America multi-currency processing active merchant locations (at period end)	1,528	1,779	251	16%
North America multi-currency processing settled transactions processed	1,899,198	3,121,833	1,222,635	64
North America multi-currency processing gross foreign currency mark-up	$5,867,264	$10,656,935	$4,789,671	82
North America multi-currency processing settled dollar volume processed	$162,032,780	$332,410,427	$170,377,647	105
North America average net mark-up % on settled dollar volume processed	1.63%	1.20%	(0.43)%	(27)

The 105% increase in settled dollar volume processed resulted in a $2.0 million increase to revenue offset by a 27% decrease in our average net mark-up percentage on settled dollar volume processed which resulted in a $0.7 million decrease to revenue. The primary reason for the increase in settled dollar volume processed was a 16% increase in active North America merchant locations, which resulted from the addition of new active merchant locations in existing markets including a large national retailer. This resulted in a 64% increase in settled transactions processed through our multi-currency processing services. The decrease in average net mark-up percentage on settled dollar volume processed was primarily due to the different mark-ups applied to different customers and for a variety of services.

CEMEA multi-currency processing services revenue.  CEMEA multi-currency processing services revenue increased $4.8 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The $4.8 million increase in CEMEA multi-currency processing services revenue was driven by changes in the following key business metrics:

	Year ended December 31,		Variance
	2010	2011	Amount	Percent
CEMEA multi-currency processing active merchant locations (at period end)	1,090	3,856	2,766		*
CEMEA multi-currency processing settled transactions processed	36,608	1,771,936	1,735,328		*
CEMEA multi-currency processing gross foreign currency mark-up	$437,658	$18,234,363	$17,796,705		*
CEMEA multi-currency processing settled dollar volume processed	$13,820,370	$517,123,232	$503,302,862		*
CEMEA average net mark-up % on settled dollar volume processed	0.92%	0.95%	0.03%	3

*                                        Percentages not meaningful.

The $503.3 million increase in settled dollar volume processed was due to our entry into two new countries during the last quarter of 2010. The addition of the merchant locations from these new countries significantly impacted the number of transactions processed through our multi-currency processing services in CEMEA.

Payment processing services revenue

Payment processing services revenue is primarily earned from transactions originating in North America. Payment processing services revenue increased $2.0 million, or 16%, to $14.6 million for the year ended December 31, 2011 from $12.6 million for the year ended December 31, 2010. The increase was primarily due to increased transaction volume in the Canadian market for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Cost of revenue

	Year ended December 31,		Variance
	2010	2011	Amount	Percent
Payment processing services fees	$10,051,640	$11,677,012	$1,625,372	16%
Processing and service costs	6,980,981	9,093,674	2,112,693	30
Software licenses impairment	1,108,514	—	(1,108,514)		*
Total cost of revenue	$18,141,135	$20,770,686	$2,629,551	14

*                                         Percentage not meaningful.

Payment processing services fees

The increase of $1.6 million, or 16%, to $11.7 million for the year ended December 31, 2011 from $10.1 million for the year ended December 31, 2010 is as a result of the increase in payment processing revenue and the pricing mix of services for 2011.

Processing and service costs

Processing and service costs increased $2.1 million, or 30%, to $9.1 million for the year ended December 31, 2011 from $7.0 million for the year ended December 31, 2010. The increase in processing and service costs was primarily the result of increased salary and compensation and related benefit costs of $1.0 million and increased technology costs of $0.6 million, both increases which are primarily due to technology headcount additions to support the growth in our existing business, launches into new markets and increased bonus compensation, as well as an increase in depreciation and amortization expense of $0.6 million primarily related to software development additions.

Software licenses impairment charge

In the fourth quarter of 2010, due to our unsuccessful efforts to sell software licenses previously purchased for resale, management determined that the underlying undiscounted cash flows projections did not support the recorded value of the asset and the entire balance of $1.1 million was written off to cost of revenue for the year ended December 31, 2010.

Selling, general and administrative expenses

	Year ended December 31,		Variance
	2010	2011	Amount	Percent
Selling, general and administrative expenses	$14,304,448	$18,152,014	$3,847,566	27%

Selling, general and administrative expenses increased $3.9 million, or 27%, to $18.2 million for the year ended December 31, 2011 from $14.3 million for the year ended December 31, 2010. The increase in selling, general and administrative expenses was primarily the result of increased salary compensation and related benefit costs of $2.1 million, and travel costs, facility costs, insurance costs and other general and administrative costs of $1.2 million. These increases were primarily due to head count additions to support the growth in our existing business and our launches into new markets. The increase in selling, general and administrative expenses was also due to a $0.6 million recovery of a previously written-off receivable during 2010.

Other (expense) income, net

	Year ended December 31,		Variance
	2010	2011	Amount	Percent
Interest expense	$(1,169,578)	$(319,098)	$850,480		*
Interest income	429	1,582	1,153		*
Other income	—	98,682	98,682		*
Total other (expense) income, net	$(1,169,149)	$(218,834)	$950,315		*

*                                         Percentages not meaningful.

Total other expense, net, decreased $1.0 million, to $0.2 million for the year ended December 31, 2011 from a non-operating expense of $1.2 million for the year ended December 31, 2010. The decrease was primarily due to recording twelve months of interest expense on our convertible debt for the year ended December 31, 2010 compared to four months of interest expense for the year ended December 31, 2011, as the debt converted in April 2011. The convertible debt holders converted their entire $9.0 million in principal under their notes and accrued interest into an aggregate of 4,049,776 shares of common stock. In addition, we issued 127,318 shares of common stock valued at $0.3 million in lieu of cash payments for accrued interest and 297,682 shares of common stock valued at $0.6 million as a prepayment fee negotiated at the time of conversion. The shares issued for the accrued interest and the prepayment fee were valued at the average closing price of our common stock on AIM under the symbol “PPTR” during the 10 trading day period ending two days prior to the conversion.

In addition, we recorded $0.7 million in other income due to the derecognition of a note payable for which the statute of limitations expired and that management did not believe we were liable to repay, which was almost entirely offset by the recognition of the $0.6 million prepayment fee.

Provision for income taxes

Provision for income taxes increased to $0.3 million for the year ended December 31, 2011 from $3,219 for the year ended December 31, 2010. The increase in the current tax provision of $0.3 million related primarily to increased profitability of certain foreign subsidiaries. Our effective tax rate could fluctuate depending on the mix of earnings from foreign jurisdictions taxed at substantially lower statutory rates, primarily Bermuda and Hong Kong. We have tax attribute carryforwards in our federal, state and foreign jurisdictions and based on all available evidence, it is not more likely than not that we would realize the benefit from a significant portion of the deferred tax assets. Therefore, a full valuation allowance is recorded on these deferred tax assets and no deferred tax provision or benefit is recorded. There are no tax attribute carryforwards in the jurisdictions that are currently generating income.

Comparison of the years ended December 31, 2010 and 2009

Revenue

	Year ended December 31,		Variance
	2009	2010	Amount	Percent
APAC	$10,496,935	$15,198,058	$4,701,123	45%
North America	2,065,284	2,647,547	582,263	28
CEMEA	34,515	127,632	93,117	*
Total multi-currency processing services revenue	12,596,734	17,973,237	5,376,503	43
Payment processing services revenue	13,722,585	12,579,927	(1,142,658)	(8)
Net revenue	$26,319,319	$30,553,164	$4,233,845	16

*                                         Percentage not meaningful.

Net revenue increased $4.2 million, or 16%, to $30.5 million for the year ended December 31, 2010 from $26.3 million for the year ended December 31, 2009. The year over year increase in revenue was primarily due to the overall increase by 66%, or 6,619, in total active merchant locations processing transactions through our multi-currency and payment processing services. Additionally, we believe our business was positively impacted by the global shift toward electronic payment transactions, increased international travel and commerce, and increased e-commerce on a global scale.

Multi-currency processing services revenue

APAC multi-currency processing services revenue.  APAC multi-currency processing services revenue increased $4.7 million, or 45%, to $15.2 million for the year ended December 31, 2010 from $10.5 million for the year ended December 31, 2009. The increase in APAC multi-currency processing services revenue was driven by changes in the following key business metrics:

	Year ended December 31,		Variance
	2009	2010	Amount	Percent
APAC multi-currency processing active merchant locations (at period end)	6,084	9,539	3,455	57%
APAC multi-currency processing settled transactions processed	3,363,631	5,044,204	1,680,573	50
APAC multi-currency processing gross foreign currency mark-up	$28,246,668	$45,768,876	$17,522,208	62
APAC multi-currency processing settled dollar volume processed	$781,848,962	$1,201,455,560	$419,606,598	54
APAC average net mark-up % on settled dollar volume processed	1.34%	1.26%	(0.08)%	(6)

The 54% increase in settled dollar volume processed resulted in a $5.3 million increase to revenue, offset by a 6% decrease in our average net mark-up percentage on settled dollar volume processed, which resulted in a $0.6 million increase to revenue. The primary reasons for the increase in total dollar volume processed were a 57% increase in active APAC merchant locations, which resulted from the addition of new active merchant locations in existing markets and our entering into five new APAC markets in the second quarter of 2010, and the continued improvement in the global economy. This resulted in a 50% increase in settled transactions processed through our multi-currency services. The decrease in average net mark-up percentage on settled dollar volume processed was primarily due to the different mark-ups applied to different customers and for a variety of services.

North America multi-currency processing services revenue.  North America multi-currency processing services revenue increased $0.6 million, or 28%, to $2.6 million for the year ended December 31, 2010 from $2.0 million for the year ended December 31, 2009. The $0.6 million increase in North America multi-currency processing services revenue was driven by changes in the following key business metrics:

	Year ended December 31,		Variance
	2009	2010	Amount	Percent
North America multi-currency processing active merchant locations (at period end)	530	1,528	998	188%
North America multi-currency processing settled transactions processed	2,708,041	1,899,198	(808,843)	(30)
North America multi-currency processing gross foreign currency mark-up	$4,935,961	$5,867,264	$931,303	19
North America multi-currency processing settled dollar volume processed	$123,048,213	$162,032,780	$38,984,567	32
North America average net mark-up % on settled dollar volume processed	1.68%	1.63%	(0.05)%	(3)

The 32% increase in settled dollar volume processed resulted in a $0.6 million increase to revenue slightly offset by a 3% decrease in our average net mark-up percentage on settled dollar volume processed which resulted in a $50,000 decrease to revenue. The primary reason for the increase in settled dollar volume processed was a 188% increase in active North America merchant locations, which resulted from the addition of new active merchant locations in existing markets including a large national retailer. The decrease in settled transactions processed was caused by the transition of a low transaction fee, high transaction volume customer away from our multi-currency processing service to our payment processing service. The decrease in average net mark-up percentage on settled dollar volume processed was primarily due to the different mark-ups applied to different customers and for a variety of services.

Payment processing services revenue

Payment processing services revenue is primarily based on transactions originating in North America. Payment processing services revenue decreased $1.1 million, or 8%, to $12.6 million for the year ended December 31, 2010 from $13.7 million for the year ended December 31, 2009. The $1.1 million decrease was primarily due to the loss of certain merchant customers acquired as part of the asset acquisition of the iPAY business in 2008.

Cost of revenue

	Year ended December 31,		Variance
	2009	2010	Amount	Percent
Payment processing services fees	$10,175,430	$10,051,640	$(123,790)	(1)%
Processing and service costs	6,282,743	6,980,981	698,238	11
Software licenses impairment	—	1,108,514	1,108,514		*
Total cost of revenue	$16,458,173	$18,141,135	$1,682,962	10

*                                         Percentage not meaningful.

Payment processing services fees

The decrease of $0.1 million, or 1%, to $10.1 million for the year ended December 31, 2010 from $10.2 million for the year ended December 31, 2009 is as a result of the pricing mix of services for 2010.

Processing and service costs

Processing and service costs increased $0.7 million, or 11%, to $7.0 million for the year ended December 31, 2010 from $6.3 million for the year ended December 31, 2009. The increase in processing and service costs was primarily the result of increased salary and compensation and related benefit costs of $0.3 million primarily due to technology headcount additions to support the growth in our existing business, the launches into new markets, increased bonus compensation and an increase in depreciation and amortization expense of $0.2 million primarily related to software development additions.

Software licenses impairment charge

In the fourth quarter of 2010, due to our unsuccessful efforts to sell software licenses previously purchased for resale, management determined that the underlying undiscounted cash flows projections did not support the recorded value of the asset and wrote-off the entire balance of $1.1 million to cost of revenue for the year ended December 31, 2010.

Selling, general and administrative expenses

	Year ended December 31,		Variance
	2009	2010	Amount	Percent
Selling, general and administrative expenses	$12,822,449	$14,304,448	$1,481,999	12%

Selling, general and administrative expenses increased $1.5 million, or 12%, to $14.3 million for the year ended December 31, 2010 from $12.8 million for the year ended December 31, 2009. The increase in selling, general and administrative expenses was primarily the result of increased salary compensation and related benefit costs of $1.5 million, and travel costs, facility costs, insurance costs and other general and administrative costs of $0.8 million. These increases are primarily due to the reinstatement of the 2008 corporate-wide salary decrease and general head count additions to support the growth in our existing business and the launches into new markets. These increases in selling, general and administrative expenses were partially offset by a $0.5 million recovery of a previously written-off receivable during 2010 and $0.3 million write off of a note receivable in 2009.

Other expense, net

	Year ended December 31,		Variance
	2009	2010	Amount	Percent
Interest expense	$(1,236,504)	$(1,169,578)	$66,926	(5)%
Interest income	18,702	429	(18,273)	(98)
Total other expense, net	$(1,217,802)	$(1,169,149)	$48,653	4

Total other expense, net, primarily consists of interest expense related to our term debt and convertible debt. In November 2010, the outstanding $4.0 million balance on the term debt was repaid in full and in April 2011, the convertible debt holders converted their entire $9.0 million in principal under their notes and accrued interest into an aggregate of 4,049,776 shares of common stock. In addition, we issued 127,318 shares of common stock valued at $0.3 million in lieu of cash payments for accrued interest and 297,682 shares of common stock valued at $0.6 million as a prepayment fee negotiated at the time of conversion. The shares issued for the accrued interest and the prepayment fee were valued at the average closing price of our common stock on AIM under the symbol “PPTR” during the period immediately prior to the conversion.

Quarterly results of operations

The following tables set forth selected unaudited quarterly statements of operations data for the last ten fiscal quarters. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this registration statement and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this registration statement. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	For the three months ended
(unaudited)	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012
Net revenue	$6,643,609	$6,904,979	$7,478,092	$9,526,484	$9,595,704	$10,271,303	$9,660,128	$12,331,031	$11,680,936	$10,117,038
Gross profit(1)	2,385,314	2,812,049	3,231,175	3,983,491	4,565,930	5,270,040	4,659,292	6,592,218	6,166,516	5,040,200
(Loss) income from operations	(1,229,163)	(422,608)	(273,742)	33,094	324,467	880,346	(289,932)	2,020,585	896,468	(1,009,083)
Net (loss) income	$(1,530,221)	$(721,845)	$(579,591)	$(233,130)	$768,956	$206,769	$(375,414)	$1,784,418	$787,147	$(1,158,622)
Basic net (loss) income per share applicable to common stockholders(2)	$(0.04)	$(0.02)	$(0.01)	$(0.01)	$0.02	$0.00	$(0.01)	$0.03	$0.01	$(0.02)
Diluted net (loss) income per share applicable to common stockholders(2)	$(0.04)	$(0.02)	$(0.01)	$(0.01)	$0.02	$0.00	$(0.01)	$0.03	$0.01	$(0.02)
Weighted average common stock (basic)	39,176,921	39,185,354	39,487,252	43,447,659	46,147,557	49,509,756	50,794,219	50,822,522	51,782,902	52,035,014
Weighted average common stock (diluted)	39,176,921	39,185,354	39,487,252	43,447,659	47,725,757	52,511,732	50,794,219	53,590,332	54,259,500	52,035,014

(1)                                      For the purposes of this table, gross profit is defined as net revenue less total cost of revenue.

(2)                                      The addition of earnings per share by quarter may not equal total earnings per share for the year or interim period.

Liquidity and capital resources

We currently anticipate that our available cash balances will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months. However, we may be required to raise additional funds through public or private debt or equity financing to meet additional working capital requirements. There can be no assurance that this additional financing will be available, or if available, will be on reasonable terms and not dilutive to our stockholders. If adequate funds are not available on acceptable terms, our business and operating results could be adversely affected.

Sources of liquidity

Since inception, we have funded our operations primarily through private placements of preferred stock, common stock and convertible and non-convertible debt, including the offering of our common stock on AIM in 2006, and, to a lesser extent, through lease financing and proceeds from the exercise of warrants and stock options.

The offering of our common stock on AIM provided us with aggregate net proceeds of approximately $10.0 million. Through June 30, 2012, private placements of common stock since our offering on AIM provided us with aggregate net proceeds of approximately $27.2 million and the issuance of convertible debt provided us with aggregate net proceeds of approximately $8.5 million. As of June 30, 2012, we had approximately $6.6 million in cash and cash equivalents.

As of June 30, 2012, we had $5.9 million in cash held by foreign subsidiaries. Currently, if we were to repatriate cash held by our foreign subsidiaries, to the extent that such repatriation was a taxable event, we could utilize a portion of our $24.2 million net operating loss carryforward deferred tax asset to offset the tax obligation, so that no U.S. tax liability would arise. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

BPS acquisition

On May 23, 2012, we completed the acquisition of BPS, a company incorporated in Ireland and headquartered in Dublin, through the purchase of all outstanding shares of BPS. Under the terms of the agreement to acquire BPS, we paid consideration of approximately $3.4 million as follows: approximately €1.4 million (approximately $1.8 million) in cash, including € 0.7 million (approximately $0.8 million) to repay certain BPS indebtedness, and the issuance of 488,337 shares (valued on the date of closing at $1.6 million) of our common stock to the former BPS shareholders. Of the 488,337 consideration shares, 72,887 shares (valued on the date of closing at $0.2 million) are subject to certain technology development milestones. We have assessed the probability of achieving these milestones at 100%. BPS provides a payment transaction processing platform. BPS also operates a prepaid debit card program targeted at shopping malls and other private label initiatives. The purchase price allocation and the unaudited pro forma financial information for this acquisition are not yet available, as we have not yet completed the appraisals necessary to assess the fair values of the tangible and identified intangible assets acquired and liabilities assumed, the assets and liabilities arising from contingencies (if any), and the amount of goodwill to be recognized as of the acquisition date.

Convertible debt

In April 2011, the convertible debt holders converted the outstanding principal amount of $9.0 million under convertible notes issued in 2007 and 2008 into an aggregate of 4,049,776 shares of our common stock. In addition, we issued 127,318 shares of common stock valued at $0.3 million in lieu of cash payments for accrued interest and 297,682 shares of common stock valued at $0.6 million as a prepayment fee negotiated at the time of conversion. The shares issued for the accrued interest and the prepayment fee were valued at the average closing price of our common stock on AIM under the symbol “PPTR” during the 10 trading day period ending two days prior to the conversion.

Capital expenditures

Our capital expenditures related to property and equipment, software development costs, and intangible assets were $2.1 million in 2009, $2.4 million in 2010, $2.1 million in 2011 and $0.9 million in the first six months of 2012. The year over year increases were primarily the result of capital expenditures to significantly enhance our processing platform.

Cash flows

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
Cash (used in) provided by operating activities	$(818,422)	$280,594	$5,866,720	$2,846,274	$1,849,247
Cash used in investing activities	(2,564,764)	(2,350,507)	(2,012,769)	(1,015,478)	(2,396,847)
Cash provided by (used in) financing activities	6,879,238	3,527,589	(1,364,487)	110,464	(477,608)

Operating activities

Cash provided by operating activities during the six months ended June 30, 2012 was $1.8 million, primarily comprising $1.5 million cash generated by operations and a net increase in our operating assets and liabilities of $0.3 million. This net increase in our operating assets and liabilities of $0.3 million primarily consisted of a $0.4 million decrease in accounts receivable and other current assets, driven by an increase in our cash collection efforts and an increase in due to merchants of

$0.5 million, offset by a $0.6 million increase in settlement assets and accounts payable and accrued expenses. Cash generated by operations of $1.5 million was inclusive of net loss of $0.4 million and total net non-cash charges of $1.9 million. Significant non-cash adjustments to net income primarily included: (i) depreciation and amortization expense of $1.3 million and (ii) stock option expense of $0.5 million.

Cash provided by operating activities during the six months ended June 30, 2011 was $2.8 million, comprising $2.6 million cash generated by operations and a net increase in our operating assets and liabilities of $0.2 million. This net increase in our operating assets and liabilities of $0.2 million primarily consisted of: $0.7 million increase in accounts receivable and other current assets, driven by an increase in activity in our multi-currency processing services business during the period, offset by a $0.9 million increase in accounts payable and accrued expenses. Cash generated by operations of $2.6 million was inclusive of a net income of $1.0 million and total net non-cash charges of $1.7 million. Significant non-cash adjustments to net income primarily included: (i) depreciation and amortization expense of $1.2 million; (ii) non-cash interest expense on convertible and term debt of $0.3 million; (iii) stock option expense of $0.2 million; and (iv) prepayment fee negotiated at the time of conversion of convertible debt of $0.6 million; offset by the derecognition of other income of $0.7 million related to the expiration of the statute of limitations on a note payable.

Cash provided by operating activities during the year ended December 31, 2011 was $5.9 million, primarily comprising $5.8 million cash generated by operations and a net decrease in our operating assets and liabilities of less than $0.1 million. This net decrease in our operating assets and liabilities of $0.1 million primarily consisted of a $1.8 million increase in accounts receivable and other current assets, driven by an increase in activity in our multi-currency processing services business during the period, offset by a $2.1 million increase in accounts payable and accrued expenses. Cash generated by operations of $5.8 million was inclusive of net income of $2.4 million and total net non-cash charges of $3.3 million. Significant non-cash adjustments to net income primarily included: (i) depreciation and amortization expense of $2.4 million, (ii) non-cash interest expense on convertible and term debt of $0.3 million, (iii) stock option expense of $0.6 million, and (iv) prepayment fee negotiated at the time of conversion of convertible debt of $0.6 million, offset by the derecognition of other income of $0.7 million related to the expiration of the statute of limitations on a note payable.

Cash provided by operating activities during the year ended December 31, 2010 was $0.3 million, primarily comprising $1.7 million cash generated by operations offset by a net increase in our operating assets and liabilities of $1.4 million. This net increase in our operating assets and liabilities of $1.4 million primarily consisted of: $1.8 million increase in accounts receivable and other current assets, driven by an increase in activity in our multi-currency processing services business during the period, offset by (i) a net increase due to merchants of $0.2 million due to growth in the ACH processing business and an increase in reserves held on behalf of merchants using our credit card acquiring services as security deposits and (ii) an increase in accounts payable and accrued expenses of $0.2 million due to timing of payments. Cash generated by operations of $1.7 million was inclusive of a net loss of $3.1 million, offset by total non-cash charges of $4.8 million. Significant non-cash adjustments to net loss primarily included: (i) depreciation and amortization expense of $1.8 million, (ii) a software license impairment charge of $1.1 million due to our unsuccessful efforts to sell licenses previously purchased for resale and the write off of the entire asset balance of $1.1 million to operating expenses for the year ended December 31, 2010, (iii) non-cash interest expense on convertible and term debt of $1.1 million and (iv) stock option and warrant expense of $0.8 million.

Cash used in operating activities during the year ended December 31, 2009 was $0.8 million, primarily comprising $0.3 million cash generated by operations offset by a net increase in our operating assets and liabilities of $1.1 million. This net increase in our operating assets and liabilities of $1.1 million primarily consisted of: (i) a decrease in accounts payable and accrued expenses of $1.1 million due to timing of payments, (ii) a $0.5 million increase in settlement assets due to growth in our ACH processing business in 2009 and (iii) a $0.2 million increase in accounts receivable and other current assets, driven by an increase in activity in our multi-currency processing services business during the period, offset by (i) a increase in due to merchants of $0.6 million due to the increase in the business processed in 2009 and an increase in reserves held on behalf of merchants using our credit card acquiring services as security deposits and (ii) a $0.2 million decrease in software licenses. Cash generated by operations of $0.3 million was inclusive of a net loss of $4.2 million, offset by total non-cash charges of $4.4 million. Significant non-cash adjustments to net loss primarily included (i) depreciation and amortization expense of $1.5 million, (ii) non-cash interest expense on convertible and term debt of $1.1 million, (iii) stock option and warrant expense of $1.4 million and (iv) an impairment of a note receivable of $0.3 million.

Investing activities

Cash used in investing activities for the six months ended June 30, 2012 was $2.4 million, which was primarily attributable to the acquisition of BPS and our investment in the business through capital expenditures for network infrastructure and investments in software development.

Cash used in investing activities for the six months ended June 30, 2011 was $1.0 million, which was primarily attributable to our investment in the business through capital expenditures for network infrastructure and investments in software development.

Cash used in investing activities for the year ended December 31, 2011 was $2.0 million, which was primarily attributable to our investment in the business through capital expenditures for network infrastructure and investments in software development.

Cash used in investing activities for the year ended December 31, 2010 was $2.4 million, which was primarily attributable to our investment in the business through capital expenditures for network infrastructure and investments in software development.

Cash used in investing activities for the year ended December 31, 2009 was $2.6 million. Of the $2.6 million, $2.0 million was attributable to our investment in the business through capital expenditures for network infrastructure and investments in software development and $0.5 million was attributable to cash contractually restricted under certain acquiring bank sponsor agreements.

Financing activities

Cash used in financing activities for the six months ended June 30, 2012 was $0.5 million, primarily consisting of $0.2 million in capital lease payments and $0.4 million in paid costs related to our proposed initial public offering.

Cash provided by financing activities for the six months ended June 30, 2011 was $0.1 million, primarily consisting of $0.2 million in net proceeds from issuance of common stock, partially offset by $0.1 million in capital lease payments.

Cash used in financing activities for the year ended December 31, 2011 was $1.4 million, primarily consisting of $1.3 million in paid costs related to our proposed initial public offering.

Cash provided by financing activities for the year ended December 31, 2010 was $3.5 million, primarily consisting of $5.7 million in net proceeds from a private placement of 4.5 million shares of our common stock, partially offset by $2.0 million used to pay off term debt.

Cash provided by financing activities for the year ended December 31, 2009 was $6.9 million, primarily attributable to net proceeds from a private placement of 9.7 million shares of our common stock and the issuance of convertible debt. The net proceeds from the private placement and issuance of convertible debt were used for working capital purposes.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Effects of inflation

Our monetary assets consist primarily of cash and cash equivalents and receivables, and our non-monetary assets consist primarily of property and equipment, software development and intangible assets, which are not affected significantly by inflation. We believe the replacement costs of property and equipment will not materially affect our operations. However, the rate of inflation affects our expenses, which may not be readily recoverable in the prices of services we offer.

Contractual obligations and commitments

The following table summarizes our contractual obligations as of December 31, 2011:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease obligations	$5,585,123	$1,418,740	$2,341,681	$1,824,702	$—
Capital lease obligations	559,523	289,427	256,743	13,353	—
Acquiring bank sponsorship agreement obligations	1,092,500	217,500	550,000	325,000	—
Total contractual cash obligations	$7,237,146	$1,925,667	$3,148,424	$2,163,055	$—

Term debt

In 2003, we entered into an agreement with FHMS and FTB and recorded a liability. Due to a breach of the contractual terms by FHMS and FTB, we did not believe we were liable to repay these amounts. As of March 31, 2011, the statute of limitations had expired on $0.66 million of the $0.7 million balance and as of September 30, 2011, the statute of limitations had expired on the remaining $40,000. For the year ended December 31, 2011, we recorded other income due to the derecognition of the note payable in the amount of $0.7 million.

Convertible debt

In April 2011, the convertible debtholders converted the outstanding principal amount of $9.0 million under convertible notes issued in 2007 and 2008 into an aggregate of 4,049,776 shares of our common stock. In addition, we issued 127,318 shares of common stock valued at $0.3 million in lieu of cash payments for accrued interest and 297,682 shares of common stock valued at $0.6 million as a prepayment fee negotiated at the time of conversion. The shares issued for the accrued interest and the prepayment fee were valued at the average closing price of our common stock on AIM under the symbol “PPTR” during the 10 trading day period ending two days prior to the conversion.

Employment agreements

Pursuant to employment agreements with certain employees, we had a commitment to pay severance of approximately $1.8 million and $1.6 million as of December 31, 2011 and June 30, 2012, respectively, in the event of termination without cause, as defined in the agreements. Additionally, in the event of termination upon a change of control, as defined in the agreements, we had a commitment to pay severance of $1.9 million as of December 31, 2011 and June 30, 2012.

Uncertain tax positions

We have reviewed and evaluated the relevant technical merits of each of our tax positions and determined that there are no uncertain tax positions that would have a material impact on our financial statements.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance resulting in common fair value measurement disclosure requirements between U.S. GAAP and International Financial Reporting Standards. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosing information about fair value measurements. Some of the requirements clarify the FASB’s intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance were effective prospectively for interim and annual periods beginning after December 15, 2011, with no early adoption permitted. This standard was effective for us beginning with the quarter ended March 31, 2012. We adopted this standard as of January 1, 2012. The adoption had no material impact on our consolidated financial statements.

In June 2011, the FASB issued an accounting pronouncement that provides new guidance on the presentation of comprehensive income (FASB ASC Topic 220) in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. Under either method, entities must display adjustments for items reclassified from other comprehensive income to net income in both net income and other comprehensive income. The provisions for this pronouncement were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. This standard was effective for us beginning with the quarter ended March 31, 2012. We adopted this standard in the quarter ended March 31, 2012. As a result of adoption, our December 31, 2011, 2010 and 2009 consolidated financial statements have been retrospectively adjusted to reflect our adoption of the two-statement approach as shown on pages F-5 and F-7.

In December 2011, the FASB issued accounting standards update ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income in Accounting Standards Update 2011-05, Comprehensive Income (FASB ASC

Topic 220): Presentation of Comprehensive Income. The provisions for this update were effective for the fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. This standard was effective for us beginning with the three months ended March 31, 2012. As noted above, we adopted ASU No. 2011-05 as of January 1, 2012.

Quantitative and qualitative disclosures about market risk

Interest rate risk

We had cash and cash equivalents totaling $5.2 million, $7.7 million and $6.6 million as of December 31, 2010, December 31, 2011 and June 30, 2012, respectively. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in highly liquid investments. The cash and cash equivalents are held for working capital purposes. We did not have any derivative financial instruments as of December 31, 2010, December 31, 2011 or March 31, 2012. We are not exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates given the historic low levels of interest being earned on the short-term fixed-rate cash operating accounts.

Foreign currency exchange risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. Dollar, principally the Hong Kong Dollar. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transactions gains (losses), we believe such a change would not have a material impact on our results of operations as Hong Kong is not considered to be a highly inflationary or deflationary economy and historically the Hong Kong Dollar has traded in a very narrow band of exchange rates against the U.S. Dollar. Based upon our historical financial statements, for every 1% change in the exchange rate between the U.S. Dollar and the Hong Kong Dollar, our net income (loss) would be impacted by approximately $10,000 and the carrying value of assets on our balance sheet would be impacted by approximately $0.1 million.

In the event our foreign sales and expenses increase and expand into other currencies, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time we do not enter into derivatives or other financial activities in an attempt to hedge our foreign currency exchange risk, but may do so in the future. It is difficult to predict the impact any hedging activities would have on our results of operations.

Item 3.   Properties

Our corporate headquarters are located in Long Beach, New York, where we occupy facilities totaling approximately 16,300 square feet under a lease that expires on December 31, 2016. We have an option to renew the lease for an additional five-year term if we give notice to the landlord at least 180 days prior to December 31, 2016. We use our headquarter facilities for administration, marketing and sales, research and development, operations and information technology. We also lease office space for our subsidiaries around the world, including Delaware, which also hosts one of our data centers, and Georgia in the United States, Bermuda, Beijing and Shanghai in China, Hong Kong, Ireland, Mexico, Singapore, the United Arab Emirates and the United Kingdom. In addition, we rent space for one of our data centers in a secure facility in New York, and also host facilities in Bermuda, Shanghai, Macau and Hong Kong through co-location arrangements.

We may procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of June 30, 2012 for:

•                 each person who we know beneficially owns more than 5% of our capital stock;

•                  each of our directors;

•                  each of our named executive officers; and

•                  all of our directors and executive officers as a group.

Beneficial ownership in this table is determined in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information available to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership for common stock beneficially owned is based on 52,352,691 shares of common stock outstanding as of June 30, 2012, applicable percentage ownership for preferred stock beneficially owned is based on 6,851,144 shares of our preferred stock outstanding on an as-converted to common stock basis and applicable percentage ownership for total voting power is based on 59,203,835 shares of our common stock, including our preferred stock on an as-converted to common stock basis. In computing the number of shares of capital stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of capital stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of June 30, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Planet Payment, Inc., 670 Long Beach Blvd., Long Beach, New York 11561.

	Shares beneficially owned
	Common Stock		Series A Preferred Stock (on an- as converted to common stock basis)		% of Total Voting
Name of beneficial owner	Number	Percentage	Number	Percentage	Power
Directors and executive officers:
Philip D. Beck(1)	3,443,119	6.5%	—	—	5.7%
Graham N. Arad(2)	1,409,536	2.7	—	—	2.4
Robert J. Cox III(3)	266,666	*	—	—	*
Kieth W. Flaherty(4)	158,655	*	—	—	*
Alan M. Lubitz(5)	357,800	*	—	—	*
Lady Barbara T. Judge(6)	299,249	*	—	—	*
Jonathan Kaiden(7)	333,111	*	—	—	*
Shane H. Kim(8)	6,803,277	13.0	—	—	11.5
Cameron R. M. McColl(9)	593,669	1.1	—	—	*
All executive officers and directors as a group (11 persons)(10)	13,899,140	25.1	—	—	22.3
5% stockholders:
Entities affiliated with Camden Partners(8)	6,803,277	13.0	—	—	11.5
Entities affiliated with Kinderhook, LP(11)	5,502,165	10.5	—	—	9.3
Entities affiliated with Andwel Partners(12)	708,963	1.4	4,325,813	63.1%	8.5
Inter-Atlantic Fund, LP(13)	4,502,065	8.4	—	—	7.4
Andrew Paul and affiliated entities(14)	1,963,483	3.8	2,162,907	31.6	7.0
Entities affiliated with Blackrock Investment Management (UK) Limited(15)	4,054,978	7.7	—	—	6.8
Entities affiliated with FIL Limited (Fidelity International)(16)	3,840,300	7.3	—	—	6.5

*                                         Less than 1%.

(1)                                 Includes (i) options exercisable for 1,007,991 shares of common stock within 60 days of June 30, 2012, (ii) 126,000 shares beneficially owned by Mr. Beck through family members, (iii) 22,000 shares held by BDP Realty

Associates, LLC in which Mr. Beck holds a one-third membership interest, and (iv) 915,000 shares of restricted stock that are subject to a right of repurchase in our favor upon Mr. Beck’s cessation of service prior to vesting or if performance goals are not achieved.

(2)                                 Includes (i) options exercisable for 403,530 shares of common stock within 60 days of June 30, 2012 and (ii) 43,400 shares beneficially owned by Mr. Arad through family members.

(3)                                 Includes options exercisable for 166,666 shares of common stock within 60 days of June 30, 2012.

(4)                                 Represents options exercisable for 158,655 shares of common stock within 60 days of June 30, 2012.

(5)                                 Includes options exercisable for 352,300 shares of common stock within 60 days of June 30, 2012.

(6)                                 Includes options exercisable for 234,249 shares of common stock within 60 days of June 30, 2012.

(7)                                 Include (i) options exercisable for 234,249 shares of common stock within 60 days of June 30, 2012 and (ii) 42,550 shares held by Kaiden Investment Group.

(8)                                 Includes an option held by Mr. Kim exercisable for 56,221 shares of common stock within 60 days of June 30, 2012. Also includes (i) 1,997,513 shares held by Camden Partners Strategic Fund II-A, L.P., (ii) 118,496 shares held by Camden Partners Strategic Fund II-B, L.P., (iii) 4,446,267 shares held by Camden Partners Strategic Fund III, L.P. and (iv) 184,780 shares held by Camden Partners Strategic Fund III-A, L.P. (together, the “Camden Funds”). The general partner of Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. is Camden Partners Strategic II, LLC (“Fund II GP”). The general partner of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. is Camden Partners Strategic III, LLC (“Fund III GP”). The managing member of Fund II GP and Fund III GP is Camden Partner Strategic Manager, LLC (“Managing Member”), which has the sole voting and investment power over the shares held by the Camden Funds. The managing members of the Managing Member are David L. Warnock, Donald W. Hughes, Richard M. Johnston and  Richard M. Berkeley. Mr. Kim and the Managing Member disclaim beneficial ownership of the shares except to their pecuniary interest in each. The address for Mr. Kim and the entities affiliated with the Managing Member is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.

(9)                                 Includes options exercisable for 234,249 shares of common stock within 60 days of June 30, 2012.

(10)                          Includes (i) options exercisable for 3,014,668 shares of common stock within 60 days of June 30, 2012 that are held by our directors and officers as a group and (ii) 915,000 shares of restricted stock that are subject to a right of repurchase in our favor upon Mr. Beck’s cessation of service prior to vesting or if performance goals are not achieved.

(11)                          The general partner of Kinderhook, LP is Kinderhook GP, LLC and the managers of Kinderhook GP, LLC are Stephen J. Clearman and Tushar Shah. Kinderhook GP, LLC, Stephen Clearman and Tushar Shah hold shared voting and investment power over the shares owned by Kinderhook Partners, L.P. The address of the entities affiliated with Kinderhook, LP is 1 Executive Drive, Suite 160, Fort Lee, New Jersey 07024.

(12)                          Includes 4,325,813 shares of Series A Preferred Stock on an as-converted to common stock basis.  The owners and managers of Andwel Partners are Patrick Welsh and Bruce Anderson, who hold shared voting and investment power over the shares held by Andwel Partners. The address of the entities affiliated with Andwel Partners is 320 Park Avenue, 25th Floor, New York, New York 10022.

(13)                          Includes (i) 3,120,348 shares of common stock and (ii) 1,381,717 shares of common stock issuable upon exercise of an outstanding warrant that will be automatically net exercised immediately prior to the effectiveness of this registration statement if not voluntarily exercised before then. The general partner of Inter-Atlantic Fund, LP is Inter-Atlantic Advisors, Ltd. The directors of Inter-Atlantic Advisors, Ltd are Andrew Lerner, Brett Baris, Frederick Hammer, Robert Lichten, and Michael Esposito. The beneficial owners of Inter-Atlantic Advisors, Ltd. are Andrew Lerner, Robert Lichten, Frederick Hammer, Michael Esposito Jr., Brett Baris, Mike Mazzola, Thomas Donahue, Eduardo Bohorquez, and Joseph Vadapalas. The directors and beneficial owners of Inter-Atlantic Advisors, Ltd share voting and investment power over the shares held by Inter-Atlantic Fund, LP. The address of Inter-Atlantic Fund, LP is 142 West 57th Street, Floor 11, New York, New York 10019.

(14)                          Includes (i) 2,162,907 shares of Series A Preferred Stock on an as-converted to common stock basis held by AMP Associates LLC, (ii) 1,758,139 shares of common stock held by AMP Associates LLC and (iii) 192,000 shares held by Pondfield Holdings L.P. Mr. Paul is the managing member of AMP Associates LLC and holds voting and investment power.  The address of AMP Associates LLP is 601 Lexington Avenue, New York NY 10022.  Mr. Paul is the managing member of Pondfield Holdings L.P. and holds sole voting and investment power. The address of Mr. Paul and his Pondfield Holdings L.P. is 283 Pondfield Road, Bronxville, New York 10708.

(15)                          BlackRock Investment Management (UK) Limited is a subsidiary of BlackRock, Inc. The independent directors of BlackRock, Inc. are Laurence Fink, Robert Kapito, James Rohr, Thomas O’Brien Jr., David Komansky, William Demchak, Dennis Dammerman, Mathis Cabiallavetta, Abdlatif Al-Hamad, Robert Diamond Jr., Ivan Seidenberg, Kenneth Dunn, Murry Gerber, James Grosfeld, Sir Deryck Maughan, Thomas Montag, Linda Gosden Robinson, and John Varley. The directors of BlackRock Inc. hold shared voting and investment power over the shares held by Blackrock Investment Management (UK) Limited. The address of the entities affiliated with Blackrock, Inc. is 40 East 52nd Street, New York, New York 10022.

(16)                          FIL Investments International holds the shares as an agent for Fidelity Funds SICAV in relation to Fidelity’s European Smaller Companies Pool (F/ESM). FIL Investments International is managed by FIL Fund Management Limited, which is a subsidiary of FIL Limited (Fidelity Limited). The address of the entities affiliated with FIL Limited (Fidelity International) is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

Item 5.   Directors and Executive Officers

The following table provides information regarding our executive officers and directors as of June 30, 2012:

Name	Age	Position(s)
Executive Officers:
Philip D. Beck	52	Chairman of the Board of Directors, Chief Executive Officer and President
Graham N. Arad	53	Director, Senior Vice President and General Counsel
Robert J. Cox III	46	Senior Vice President, Chief Financial Officer and Treasurer
Kieth W. Flaherty	45	Senior Vice President, Operations and Project Management
Alan M. Lubitz	61	Chief Technology Officer and Senior Vice President, Product Development
E. Drew Soinski	53	Senior Vice President, Managing Director, Americas
Jason A. Taylor	40	Chief Information Officer
Other Directors:
Lady Barbara T. Judge(1)	65	Director
Jonathan Kaiden(1)(2)	45	Director
Shane H. Kim(2)	35	Director
Cameron R. M. McColl(1)(2)(3)	53	Director

(1)           Member of the Compensation Committee.

(2)                                 Member of the Audit Committee.

(3)                                 Member of the Nomination and Governance Committee.

Philip D. Beck founded our company in 1999, and has since then served as Chairman of our Board of Directors and our Chief Executive Officer and President. Mr. Beck previously practiced for almost 20 years as an international banking and corporate lawyer. Mr. Beck holds an L.L.B. from Queen Mary, the University of London, and is admitted to practice law in England and Wales, and the state of New York. Mr. Beck serves on our Board of Directors due to his in-depth knowledge and understanding of our business and its development, the perspective and experience he brings as our Chief Executive Officer, and his extensive background in the payments industry, which give him unique insight into our company’s challenges, opportunities and business.

Graham N. Arad has served as a director and our Senior Vice President and General Counsel since our company’s founding in 1999. From 1993 to June 2007, Mr. Arad was a partner at Beck & Arad, LLP, a New York law firm, and from February 1996 to January 2008, Mr. Arad was a partner at Hewlett Beck & Arad, a British Virgin Islands law firm, as an international corporate and commercial law attorney, working in a limited capacity at both law firms after our company was founded. Mr. Arad holds an L.L.B. from the London School of Economics, University of London, and is admitted to practice in England and Wales, and the state of New York. Mr. Arad brings to our Board of Directors in-depth knowledge and understanding of our business and his expansive experience in advising businesses operating internationally.

Robert J. Cox III has served as our Senior Vice President, Chief Financial Officer and Treasurer since November 2009. From June 2009 to November 2009, Mr. Cox served as the Chief Financial Officer of Harris Interactive, Inc., a market research firm. From 2001 to May 2009, Mr. Cox served as the Chief Financial Officer of DealerTrack Holdings, Inc., an automotive retail software solution provider. Prior to that, Mr. Cox served as Chief Financial Officer at Triton International Inc. and Green Stamp America Inc. He began his career as a Certified Public Accountant in the audit practice at KPMG LLP. Mr. Cox holds a B.A. in Accounting from St. Bonaventure University and an M.B.A. from Columbia Business School.

Kieth W. Flaherty has served as our Senior Vice President, Operations and Project Management since November 2006. From April 2002 to November 2006, Mr. Flaherty served as the Chief Technology Officer at Transworld Payment Solutions, a provider of payment solutions. Prior to that, Mr. Flaherty held various senior positions with Bank of Bermuda, Arab National Bank and First Ecommerce Data Services.

Alan M. Lubitz has served as our Chief Technology Officer since November 2003 and our Senior Vice President, Product Development since July 2008. Prior to joining us, Mr. Lubitz spent over 17 years holding various senior positions at Paymentech, TermNet Merchant Services, National Card Processing Systems and Chase Merchant Services. Mr. Lubitz holds a B.S. in Electrical Engineering from the City College of New York, an M.S. in Electrical Engineering from the Polytechnic Institute of New York, and an M.B.A. from the Boston College School of Management.

E. Drew Soinski has served as our Senior Vice President, Managing Director, Americas since May 2011. From May 2010 to May 2011, Mr. Soinski was the Vice President of Sales, Payments at Voltage Security and from May 2009 to May 2010, he served as the Vice President of Business Development at Hypercom, each of which provides encryption and security software and services for transaction processing. From August 2007 to November 2008, Mr. Soinski served as the Chief Marketing Officer and President of Global Swift Funding, a provider of financing solutions for small and middle market business. From September 2005 to July 2007, Mr. Soinski served as Chief Marketing Officer of Cardtronics, Inc., an owner and operator of ATMs. Prior to that, he held various senior positions with First Horizon Merchant Services, National Processing Corporation (now Bank of America Merchant Services), Dassault Electronique, TransGlobal Systems (now part of Chase Paymentech), and NaBanco (now Chase/Paymentech Merchant Services). Mr. Soinski holds a B.S. in Marketing from the University of Central Florida.

Jason A. Taylor has served as our Chief Information Officer since June 2009 and from November 2006 until his promotion in June 2009, served as our Senior Vice President of Card Systems and Quality Assurance. From October 2001 to October 2006, Mr. Taylor was Manager, Card Systems, at TransWorld Payment Solutions, a third party payment processor. Mr. Taylor holds a B.S. in Business from Kwantlen University.

Lady Barbara T. Judge has served as a director since May 2006. Lady Judge has been the Chairman of the U.K. Pension Protection Fund since July 2010. Lady Judge was a member of the Board of the United Kingdom Atomic Energy Authority from 2002 to 2004 and served as the Chairman from 2004 to 2010. During her Chairmanship, Lady Judge established the United Kingdom Atomic Energy Authority’s new consulting division, which advises foreign governments and private operators on construction of new nuclear plants, and expanded its existing plant decommissioning services into international markets. Lady Judge was the deputy chairman of the United Kingdom Financial Reporting Council in London from 2004 to 2007. From 2002 to 2004, Lady Judge was a director of the Energy Group of the United Kingdom’s Department of Trade and Industry and previously served as a commissioner of the U.S. Securities and Exchange Commission. Lady Judge serves as a director of Magna International Inc. and Statoil ASA and previously served on the board for ATP Oil & Gas Corporation and Alpha Appalachia Holdings, Inc. (formerly known as Massey Energy Company). Lady Judge holds a B.A. in history from the University of Pennsylvania and a J.D. from New York University School of Law. Lady Judge’s extensive experience and service on boards of directors of a broad range of public and private companies around the world is a valuable perspective for our business since a substantial majority of our revenue comes from our international operations. In addition, her recent and current service on other public company boards of directors and governmental or regulatory organizations provides our Board of Directors with important perspectives on executive compensation and corporate governance matters.

Jonathan Kaiden has served as a director since January 2006. Mr. Kaiden has been a principal and founding member of Sopris Capital Associates, a private equity firm, since 2002. Mr. Kaiden currently sits on the board of directors for Apollidon Inc., Enhanced Capital Partners, Inc., ethology Inc., Healthcare Data Solutions Corp., International Art Galleries LLC, Mountain Temp Services LLC, SRSsoft, Inc., and Tallwave LLC, and was an advisor to the boards of iCrossing, Inc. and Valutec Card Solutions, Inc. Mr. Kaiden holds a B.A. in Government from Cornell University, an M.B.A. from Columbia Business School and a J.D. from Brooklyn Law School. As a director, Mr. Kaiden contributes to our Board of Directors his deep experience with the investment and investment banking industry, providing guidance and counsel to a variety of technology companies and service on the boards of directors of a number of companies.

Shane H. Kim has served as a director since April 2011. Mr. Kim has been a managing member of Camden Partners Holdings, LLC, a private equity firm, since May 1999. He currently serves on the board of Santa Rose Consulting, Inc. and was previously a director on the board of Vantage Oncology, Inc. Mr. Kim also previously served on the MBA Advisory Council for the Eller College of Management at the University of Arizona. Mr. Kim holds a B.S. in Finance from University of Maryland, Robert H. Smith School of Business. Mr. Kim was an observer to our Board of Directors from February 2007 and contributed his counsel and insights during an important stage of our development. Mr. Kim provides a valuable perspective to our Board of Directors due to his sophisticated knowledge of information technology companies, including investments in payment industry companies, and experience serving as a director of several companies.

Cameron R. M. McColl has served as a director since January 2006 and as our Lead Director since July 2011 and previously served as a director and Chairman of our Board of Directors from 1999 to 2000. Mr. McColl is an owner and has served as the Executive Chairman of Nanny Cay Resort & Marina Limited since 2000. Mr. McColl co-founded and served on the board of directors of Telecom Service Centres from 1994 to 2003. Mr. McColl co-founded and served as the chief executive officer of Memory Corporation Plc from 1993 to 1996. Mr. McColl holds a B.Sc. in Electrical and Electronic Engineering from Edinburgh University. Mr. McColl was an early investor in our company and was selected as a director because of his extensive business experience as a successful entrepreneur and his leadership of private and public companies. Mr. McColl is an experienced executive officer with the skills necessary to lead our Audit Committee. His service as chief executive officer at a publicly traded corporation, as well as serving as a director on several others, has provided him with extensive financial and accounting experience, including evaluating financial results and generally overseeing the financial reporting process at a public company.

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors or executive officers.

Item 6.   Executive Compensation

Compensation discussion and analysis

The following discussion and analysis of compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow.

The following discussion describes and analyzes our compensation program for the five executive officers who are identified in the “—2011 summary compensation table” below and who we refer to as our named executive officers. For 2011, our named executive officers were:

•                  Philip D. Beck, Chairman of our Board of Directors, Chief Executive Officer, or CEO, and President;

•                  Robert J. Cox III, Senior Vice President, Chief Financial Officer, or CFO, and Treasurer;

•                  Graham N. Arad, Director, Senior Vice President and General Counsel;

•                  Alan M. Lubitz, Chief Technology Officer and Senior Vice President, Product Development; and

•                  Kieth W. Flaherty, Senior Vice President, Operations and Project Management.

For 2011, Messrs. Beck, Cox and Arad were also Persons Discharging Managerial Responsibility, or PDMRs, in accordance with the AIM Rules for Companies published by the London Stock Exchange plc, or the AIM Rules, which apply by virtue of our admission to trading on AIM. Under our Compensation Committee charter, our Compensation Committee determined the compensation of our PDMRs.

Compensation philosophy and objectives

Our executive compensation program is designed to:

•                  attract and retain talented and experienced executives;

•                  motivate and reward executives whose knowledge, skills and performance are critical to our success;

•                  link compensation to corporate performance and individual achievement;

•                  link specific cash-based elements of compensation to our near-term financial performance; and

•                  align the interests of our executive officers and those of our stockholders by providing our executive officers with long-term incentives to increase stockholder value.

We have endeavored to create an executive compensation program that provides a mix of short-term and long-term payments and awards, cash payments and equity awards, and fixed and variable payments and awards that we believe appropriately motivates our executive officers and discourages them from taking excessive or unnecessary risks. We view these components of compensation as related but distinct. Although our Compensation Committee considers the value of total compensation of our executive officers, neither our Board of Directors nor our Compensation Committee believes that significant compensation derived from one component of compensation should negate or reduce compensation derived from other components. Except as described below, neither our Compensation Committee nor our Board of Directors has adopted any formal or informal policies or guidelines for allocating total target compensation between short-term and long-term compensation, between cash payments and equity awards, or between fixed and variable payments and awards. However, in general, our Compensation Committee and our Board of Directors believe a significant portion of the value of total target compensation for each of our named executive officers should be in the form of performance-based compensation. In addition, our Compensation Committee and our Board of Directors strive to keep cash compensation at a competitive level while providing executive officers with the opportunity to be well rewarded through equity awards if our company performs well over time.

Historical compensation decision process

Historically, our Compensation Committee has overseen the compensation of our PDMRs, our company-wide incentive based compensation programs and initiatives and equity based compensation for all employees. Our Compensation Committee typically reviews PDMR compensation, including base salary levels and the target levels for variable cash incentive awards, near the beginning of each year. In connection with this review, our Compensation Committee considers any input it may receive from our CEO (with respect to executive officers other than himself) in evaluating the performance of each PDMR and sets each PDMR’s total target cash compensation for the current year based on this review and the other factors described below. With respect to our executive officers who are not also PDMRs, their base salary levels and target levels for cash incentive compensation awards have generally been determined by our CEO. We pay cash awards under our company cash incentive compensation plans, which are designed to compensate our employees, including PDMRs and other named executive officers, for their contribution to achieving annual financial goals contained in our company financial plan and in achieving individual goals, as explained in further detail below. The cash incentive compensation plan goals are determined near the beginning of each year when our Board of Directors approves our company financial plan for the next year. In connection with its annual review and any reviews that occur during the year, our Compensation Committee also recommends to our Board of Directors any equity compensation to be awarded to our named executive officers. Authority to make equity award grants to all employees, including to our named executive officers, rests with our Board of Directors, which has delegated such authority to our Compensation Committee.

We have based our prior compensation determinations, including those made for 2011, on a variety of factors, including our performance, our financial condition and available resources, individual performance, our need for a particular position to be filled and the recommendations of our CEO (other than with respect to his own compensation). In addition, we have based our prior compensation determinations on our Compensation Committee’s and/or our Board of Directors’ evaluation of the competitive market based on their respective members’ experience with other companies and the competitive market, and, to a lesser degree, the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. As a result, our Compensation Committee members have not formally benchmarked executive compensation against a particular set of comparable companies or used a formula to set the compensation for our executives in relation to any survey data. In establishing compensation for PDMRs other than our CEO, our Compensation Committee gives weight to the recommendations of our CEO, which are communicated to the chair of our Compensation Committee, but final decisions about the compensation of our PDMRs and equity based compensation for all named executive officers are typically made solely by our Compensation Committee. Cash compensation for other named executive officers, has been typically determined by the CEO based on similar methods to our Compensation Committee.

We expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve and our Compensation Committee’s processes and procedures will become more formalized as we gain experience operating as a U.S. public company. Thus, the compensation paid to our named executive officers for 2011 is not necessarily indicative of how we will compensate our named executive officers following the effectiveness of this registration statement. In the fall of 2011, our Compensation Committee engaged an independent compensation consultant, Frederic W. Cook & Co., or Cook, and our Compensation Committee will consider the report and any recommendations of Cook with respect to future compensation plans for our executive officers and other employees. Our Compensation Committee considered certain data provided by Cook with respect to the relative proportions of equity-based awards made by comparable companies, as a percentage of issued and outstanding shares and certain outstanding common stock equivalents that would have been available following our proposed initial public offering, in considering the number of shares of common stock that should be reserved under our 2012 Equity Incentive Plan.

Elements of compensation

Our current executive compensation program consists of the following primary components:

•                  base salary;

•                  annual cash incentive awards linked to corporate and individual objectives; and

•                  periodic grants of long-term equity-based awards.

Base salaries

We seek to provide each named executive officer with a base salary that is appropriate for his roles and responsibilities, and that provides him with a level of income stability. Our Compensation Committee reviews the base salaries of our PDMRs annually, with significant input from our CEO (for executive officers other than the CEO), to determine whether any adjustment is warranted. In addition, our CEO annually reviews the base salaries of our other named executive officers. In considering a base salary adjustment, our Compensation Committee or CEO, as applicable, considers our overall performance and the individual named executive officer’s performance, individual contribution, changes in responsibilities and prior experience. Our Compensation Committee and CEO, as applicable, may also take into account the named executive officer’s current salary and equity ownership and the amounts paid to other executive officers. Our Compensation Committee relies upon its members’ experience with the compensation practices of other companies and its members’ familiarity with the competitive market. Our CEO makes his compensation decisions based on similar methods as our Compensation Committee.

For 2011, we determined the base salaries of each of our named executive officers by evaluating our overall performance and his performance, contributions and prior experience. Our Compensation Committee made its compensation decisions for 2011 based on its subjective judgment taking into account the available information, including our CEO’s recommendations (for executive officers other than the CEO) and the experience of the members of our Compensation Committee with the compensation practices of other companies and their familiarity with the competitive market. Our CEO made his compensation decisions based on similar methods to the Compensation Committee.

In November 2008, our senior management took a 20% reduction in base salary in response to the global recession and in order to conserve our cash resources. These reductions were intended to be temporary in nature. In November 2009 and January 2010, we returned all of our senior management to salary levels held prior to the 20% salary reduction in November 2008. The final reinstatements in the annual base salaries of Messrs. Beck, Arad, Lubitz and Flaherty on January 1, 2010 were by $31,780 (to $317,797), $19,934 (to $199,345), $19,934 (to $199,345), and $16,995 (to $169,950), respectively. Additionally in January and April 2010, after careful consideration, our Compensation Committee increased the annual base salaries of Messrs. Beck and Arad by $52,203 (to $370,000) and $30,655 (to $230,000), respectively. Our Compensation Committee made these adjustments to make these base salaries more competitive and to compensate these named executive officers for increased responsibilities associated with our growth.

In connection with the hiring of Mr. Cox as our Chief Financial Officer in November 2009, we entered into an employment arrangement with him that provided for an annual base salary of $260,000 for the first six months of his employment and an annual base salary of $290,000 beginning on May 1, 2010. In negotiating Mr. Cox’s base salary, we offered him the amount of compensation we believed was necessary to attract a qualified candidate.

The Compensation Committee with respect to the PDMRs, and our CEO with respect to the other executive officers, determined that none of our executive officers would receive an increase in their 2011 base salary over their 2010 base salary in order to maintain a lower fixed overhead and in anticipation of higher bonus levels in 2011 under the 2011 Cash Incentive Compensation Plan. The actual salaries paid to our named executive officers in 2011 are set forth in the “—2011 summary compensation table” below.

Cash incentive awards

We utilize cash bonuses to incentivize our executive officers to achieve company and/or individual performance goals on an annual basis, and to reward extraordinary accomplishments. We establish bonus targets for cash incentive awards at the beginning of each year, and we pay bonuses following the end of the year. Each executive officer’s potential bonus range is a pre-determined amount that is intended to provide a competitive level of compensation if we achieve our corporate goals and the executive officer achieves his individual performance targets, if any. Performance targets consist of our corporate performance objectives as determined by our Compensation Committee and/or individual objectives established by our CEO for the particular executive officer. In general, we use performance targets to ensure that our executive compensation program aligns the interests of each of our named executive officers with those of our stockholders and that we provide our named executive officers with incentives to maximize their efforts throughout the year.

2011 Cash Incentive Compensation Plan

We calculated all cash incentive awards earned under our 2011 Cash Incentive Compensation Plan by multiplying each individual named executive officer’s potential bonus amount by the percentage of achievement of corporate objectives and, if applicable, by the percentage of achievement of individual objectives. The final determination of each bonus amount was subject to completion of the audit of our financial statements for the year ended December 31, 2011.

For 2011, our Compensation Committee set the annual potential bonus targets and payout amounts for each PDMR and the CEO set the annual potential bonus target and payout amounts for other executive officers at a level that they believed would provide a competitive amount of compensation if the company achieved a certain level of performance and the executive officer achieved his performance targets, if any. For 2011, the maximum individual potential bonus amounts for our named executive officers ranged from 29% to 95% of their respective base annual salaries. The potential bonus amounts for our named executive officers for 2011 were as follows:

Executive officer	Target bonus amount	Maximum bonus amount
Philip D. Beck	$175,750	$351,500
Robert J. Cox III	68,885	137,769
Graham N. Arad	54,625	109,250
Alan M. Lubitz	33,141	66,282
Kieth W. Flaherty	24,218	48,436

As explained below, the actual amount of any cash incentive award paid to a named executive officer could be less than maximum bonus amount, depending on the percentage of achievement of corporate and individual objectives. Our 2011 Cash Incentive Compensation Plan provides that the amount of the actual bonus payment cannot exceed the maximum bonus amount.

Our Board of Directors approves a financial plan at the beginning of each year and then resets the corporate objectives for our cash incentive compensation plan for that year. For 2011, the bonus targets for the 2011 Cash Incentive Compensation Plan were generally set based upon attainment of the annual goals contained in our financial plan for Adjusted EBITDA. Adjusted EBITDA for purposes of our cash incentive compensation plan shall be calculated as set forth in “Item 2. Financial Information—Selected consolidated financial data—Adjusted EBITDA,” and adjusted further to exclude additional items such as the bonus amounts to be paid under our cash incentive compensation plan and certain non-capitalizable expenses of our proposed initial public offering. For purposes of this Compensation Discussion and Analysis, we refer to this metric as the pre-bonus Adjusted EBITDA. Pre-bonus Adjusted EBITDA was chosen as the corporate objective because we believed it to be a primary measure for determining executive compensation. We also believe that the focus on pre-bonus Adjusted EBITDA as the corporate objective discourages inappropriate risk taking by our executives as it encourages them to take a balanced approach that focuses on corporate profitability. The pre-bonus Adjusted EBITDA targets were set at levels that were intended to reward our named executive officers for achieving results that met our expectations. We believe that, to provide for an appropriate incentive effect, the goals should be such that to achieve the objective, the performance for the applicable period must be aligned with our company financial plan, and that our named executive officers should not be rewarded for company performance that did not approximate our company financial plan. The final determination of the achievement of the pre-bonus Adjusted EBITDA targets in 2011 and bonus payments with respect to 2011 was subject to completion of the audit of our financial statements for the year ended December 31, 2011.

For 2011, the pre-bonus Adjusted EBITDA threshold target under the 2011 Cash Incentive Compensation Plan was $7.9 million (339% year-over-year growth) up to a maximum of $11.1 million (517% year-over-year growth) for named executive officers. Actual pre-bonus Adjusted EBITDA for 2011 was $8.0 million.

Our CEO set individual goals for our named executive officers under the 2011 Cash Incentive Compensation Plan. Mr. Cox was to improve our internal reporting and management information, improve internal accounting and financial systems and ready the company for a public listing in the United States. Mr. Arad was to improve the efficiency of the legal department, in particular with respect to the servicing of other departments requirements and budgeting of outside legal costs. Mr. Lubitz was to achieve improvements in certain developmental delivery timescales and continue the process of bringing together activities of different technology and development groups to achieve greater synergy and efficiency. Mr. Flaherty was to improve certain aspects of the workings and efficiency of the operations department and improve coordination in day to day activities with other departments. Mr. Beck did not have separate individual goals beyond the corporate objectives described above. As a result of the achievement of the minimum pre-bonus Adjusted EBITDA target, our Compensation Committee reviewed the individual performance of the named executive officers with respect to their individual objectives and determined that Messrs. Beck, Cox, Arad, Lubitz and Flaherty each achieved 100% of their individual objectives. The bonuses paid to the named executive officers were determined based on the percentage of achievement of the pre-bonus Adjusted EBITDA targets and individual objectives. As a result, Messrs. Beck, Cox, Arad, Lubitz and Flaherty received annual bonuses under the 2011 Cash Incentive Compensation Plan of $187,531, $69,817, $55,129, $33,595 and $26,655, respectively.

Long-term equity-based awards

We utilize equity awards, historically comprising stock options, to ensure that our named executive officers have a continuing stake in our long-term success. We established the 2006 Equity Incentive Plan, or 2006 Plan, which provides for the grant of various types of equity-based awards to executives and other employees. Because we award stock options with an exercise price equal to or greater than the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our named executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock options vest and become exercisable as to one-third of the shares underlying the option on each of the first, second and third anniversary of the vesting commencement date. Our Board of Directors believes that these features of the awards align the interests of our named executive officers with those of the stockholders because they create the incentive to build stockholder value over the long-term. In addition, equity awards improve our ability to attract and retain our executives by providing compensation that is competitive with market levels.

We typically grant stock options to executive officers upon hiring or promotion, in connection with a significant change in responsibilities, to recognize performance, or to achieve internal equity. At least annually, our Compensation Committee reviews the equity ownership of our executive officers and considers whether to make additional awards. In making its determination, our Compensation Committee takes into account, on a subjective basis, various factors. These factors include the responsibilities, past performance and anticipated future contributions of the executive officer, and the competitiveness of the executive officer’s overall compensation package, as well as the executive officer’s existing equity holdings, the extent to which these holdings are vested, the potential reward to the executive officer if the market value of our common stock appreciates, and the recommendations of our CEO (for executive officers other than the CEO).

We grant stock options with an exercise price equal to or greater than the fair market value of our stock on the applicable date of grant. During 2011, our Board of Directors determined the value of our common stock based on the methodologies and other relevant factors discussed under “Item 2. Financial information—Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Stock-based expense and assumptions.” Following the effectiveness of this registration statement, we expect to determine fair market value for purposes of stock option pricing based on the closing price of our common stock on the The NASDAQ Stock Market on the date of grant.

During 2011, our Compensation Committee reviewed equity compensation for our named executive officers and, with input from our CEO (for executive officers other than the CEO), determined that it was appropriate to provide additional incentive for our named executive officers to help us achieve our long-term growth objectives. In February 2011, our Compensation Committee approved grants of options to purchase 25,000 shares of our common stock to each of Messrs. Lubitz and Flaherty with an exercise price of $2.30 per share; in March 2011, our Compensation Committee approved grants of options to purchase 60,000 shares and 45,000 shares of our common stock to Messrs. Beck and Arad, respectively, with an exercise price of $2.17 per share; and in April 2011, our Compensation Committee approved the grant of an option to purchase 100,000 shares of our common stock to Mr. Cox with an exercise price of $2.00 per share. The determination of the number of shares of our common stock underlying each stock option grant was made with reference to a specified percentage of equity ownership in our company based on our Compensation Committee’s recommendation in light of those individuals’ respective performances, equity ownership and level of vesting and the equity positions of our other named executive officers.

In the case of each of the stock option grants described above for our named executive officers, the exercise price of the stock option equaled the fair market value on the date of grant determined in accordance with the terms of our 2006 Plan. Because our shares of common stock are publicly traded on AIM, our Board of Directors has determined that the fair value of the shares of common stock is the closing price of our common stock under the AIM symbol PPTR on the date of grant. Each stock option vests and becomes exercisable as to one-third of the shares underlying the option on each of the first, second and third anniversaries of the vesting commencement date. Each of these stock options has a ten-year term, subject to continued employment of the executive with us.

All currently outstanding stock option grants to executives have been made under our 2006 Plan. We expect to adopt a new equity incentive plan and a new employee stock purchase plan in connection with the effectiveness of this registration statement. The 2012 Equity Incentive Plan will replace our 2006 Plan. The 2012 Employee Stock Purchase Plan will enable eligible employees to purchase shares of our common stock periodically at a discount during periods following the effectiveness of this registration statement. Participation in the 2012 Employee Stock Purchase Plan will be available to all executive officers following the effectiveness of this registration statement on the same basis as our other employees. See “—Employee benefit plans” below for descriptions of our 2006 Plan, 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan.

On July 26, 2011, we made a restricted stock grant of 915,000 shares of our common stock to Mr. Beck, pursuant to a Long-Term Incentive Restricted Stock Agreement. The 915,000 shares vest in four separate tranches, each with a different long-term performance goal. The agreement provides that (1) upon a corporate transaction, certain unvested shares accelerate and become vested, and (2) upon Mr. Beck’s involuntary termination, certain unvested shares shall remain outstanding and become vested only at such time as the performance goals applicable to such unvested shares are satisfied, as described in more detail under “—Potential payments upon termination or change of control” below. The performance goals for each tranche are outlined below:

•                  Tranche one (expires 12/31/2014): Performance condition award consisting of 305,000 shares that vest based upon the achievement of adjusted EBITDA (as will be defined in our earnings releases for the relevant periods) per fully diluted share greater than or equal to $0.36 per share for any fiscal year concluding after the date of the restricted stock grant and on or prior to the expiration date.

•                  Tranche two (expires 12/31/2017): Performance condition award consisting of 47,000 shares that vest based upon the achievement of adjusted EBITDA (as will be defined in our earnings releases for the relevant periods) per fully diluted share greater than or equal to $0.64 per share for any fiscal year concluding after the date of the restricted stock grant and on or prior to the expiration date.

•                  Tranche three (expires 12/31/2017): Performance condition award consisting of 469,000 shares that vest based upon the achievement of adjusted EBITDA (as will be defined in our earnings releases for the relevant periods) per fully diluted share greater than or equal to $0.71 per share for any fiscal year concluding after the date of the restricted stock grant and on or prior to the expiration date.

•                  Tranche four (expires 12/31/2017): Market condition award consisting of 94,000 shares that vest based upon the fair market value of our common stock being greater than or equal to $12.00 per share for 75 consecutive trading days in the United States for any period of time beginning after the date of the restricted stock grant and concluding on or prior to the expiration date.

This restricted stock grant was made to Mr. Beck in order to motivate him, reward the achievement of specified financial goals for the company, and encourage increased stock ownership by executives. The performance goals were designed to provide a retention and performance incentive to Mr. Beck, as our chief executive officer, and to closely align the interests of management with the interests of our stockholders. Mr. Beck will only profit from this restricted stock grant if significant growth and improvement in our financial performance is achieved, thereby creating substantial additional stockholder value over a more than six year period until December 31, 2017. Therefore, we believe that this restricted stock grant provides a meaningful incentive for Mr. Beck to continue employment with us and work to increase stockholder value.

While stock options also provide incentive for long-term creation of stockholder value, options only have value to the extent that the price of our common stock appreciates relative to the exercise price, which is the closing price of our common stock on the grant date. As discussed above, Mr. Beck was also granted an option to purchase 60,000 shares of common stock in 2011. We believe that the option grant provides a shorter term benefit and incentive, and our Compensation Committee considered it important to balance medium-term and long-term incentives and rewards for performance.

The Compensation Committee established adjusted EBITDA per share as the primary measure of performance required for Mr. Beck’s restricted stock to vest because we believe it to be a relevant indicator for the purposes of determining executive compensation. We believe that using adjusted EBITDA per share most closely aligns the vesting of the restricted stock grant to the interests of stockholders and encourages executives to avoid equity dilution, unless it is accretive to our earnings.

The Compensation Committee decided to make the restricted stock grant to Mr. Beck in 2011 because during 2011, we reached a turning point in our development by becoming profitable and moving into sustained positive cash-flow from operations. As part of the strategic planning for our long-term growth and profitability, the Compensation Committee believed it was essential to significantly incentivize Mr. Beck to remain with the Company during the period necessary to take us through the next stage of development. Accordingly, the Compensation Committee set out a number of key financial milestones to be achieved, each of which will result in the vesting of a certain number of shares subject to the restricted stock grant, as described above.

In determining the number of shares of common stock to be included in the award, the Compensation Committee considered the following factors: the number of fully diluted shares outstanding at the time of issuance; the number of shares reserved for issuance under our 2000 Stock Incentive Plan and the 2006 Equity Incentive Plan; and the number of shares and options to purchase shares then held by Mr. Beck. The Compensation Committee decided to establish a pool of shares to be available to executives under a long-term incentive plan equal to 1.95 million shares, which was equal to approximately 3% of the fully diluted shares outstanding and a 15% increase in the shares reserved for issuance under our equity plans at the time of issuance. The Compensation Committee determined that Mr. Beck should be offered the opportunity to earn one-half of such pool of shares, or 975,000 shares. Of those shares, the Compensation Committee determined that Mr. Beck should be awarded 60,000 shares pursuant to a traditional stock option grant and 915,000 shares pursuant to a restricted stock grant, representing a balance of short to medium and long-term incentives. In the event that all of the performance targets are met, the total number of unrestricted shares that would be held by Mr. Beck would increase Mr. Beck’s equity interest, assuming vesting and exercise of all his stock options, by approximately 35%. This provides significant incentive for Mr. Beck to remain with us and increase stockholder value, through the term of the restricted stock grant.

Severance and change of control agreements

Pursuant to executive retention agreements entered into with Messrs. Beck, Arad and Cox, we have agreed to provide severance benefits if their employment is terminated in connection with a change of control (as defined in the agreements) or due to an involuntary termination (as defined in the agreements). In such an event, the executive would be entitled to payment of his base salary for twelve months in the case of an involuntary termination and eighteen months if terminated in the case of a change of control. In addition, in the event of termination in connection with a change of control or pursuant to an involuntary termination, the executive is to receive the target bonus amount the executive would potentially be able to receive for the year in which he is terminated, pro-rated for the amount of months the executive was actually employed by us. The executive retention agreements also include provisions for full accelerated vesting of equity awards. These arrangements were designed to improve retention of our most senior executive team. Details of each of our named executive officer’s severance arrangements, including estimates of amounts payable in specified circumstances, are disclosed under “—Potential payments upon termination or change of control” below. The value of our severance arrangements for our named executive officers was not a material factor in the determination of our Compensation Committee or our Board of Directors of the level of any other element of their compensation.

Other executive benefits and perquisites

We provide the following benefits to our executive officers on the same basis as our other eligible employees:

•                  health insurance;

•                  vacation, personal holidays and sick days;

•                  life insurance and supplemental life insurance;

•                  short-term and long-term disability insurance; and

•                  a 401(k) retirement plan (currently without a matching contribution).

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Other compensation practices and policies

Tax considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, disallows a tax deduction by any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for its chief executive officer and each of our other named executive officers (other than its chief financial officer), unless compensation is performance-based. As we are not currently publicly-held, our Board of Directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect, however, that our Compensation Committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). Thus, in approving the amount and form of compensation for our executive officers in the future, our Compensation Committee will consider all elements of the cost to us of providing this compensation, including the potential impact of Section 162(m). However, our Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes these payments are appropriate to attract and retain executive talent.

Policy regarding the timing of equity awards

Since 2006, we have been admitted to trading on AIM and as such we are subject to the AIM Rules regarding directors and PDMRs “dealings” in the shares of the company, as defined under AIM Rules. Those rules prohibit the granting of options or other equity-based awards to directors and PDMRs during close periods. Close periods are those times when the company or the relevant individuals are in possession of material non-public, price-sensitive information and specifically include the periods of two months prior to the announcement of our annual financial results and one month prior to the announcement of quarterly, or half-yearly results. We have adopted a Share Dealing Policy to ensure compliance with AIM Rules. Accordingly, our Compensation Committee and our Board of Directors have as a matter of policy ensured that any grants of equity-based awards to directors and PDMRs are subject to the proviso that no grants shall take legal effect and no pricing of any options or other awards shall occur until after the expiration of any close period that may exist, although generally, our Compensation Committee avoids making any such grants during a close period. We also intend to amend our existing insider trading policy to meet the requirements for trading of securities under U.S. securities law, effective upon the effectiveness of this registration statement.

2011 summary compensation table

The table below summarizes the total compensation awarded to, paid to or earned by each of our named executive officers for services rendered to us for the year ended December 31, 2011.

Name and principal position	Salary ($)	Stock awards ($)(1)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	Total ($)
Philip D. Beck	$370,000	$1,811,840	$42,000	$187,531	$2,411,371
Chief Executive Officer and President
Robert J. Cox III	290,041	—	67,000	69,817	426,858
Senior Vice President, Chief Financial Officer and Treasurer
Graham N. Arad	230,000	—	31,500	55,129	316,629
Senior Vice President and General Counsel
Alan M. Lubitz	199,345	—	19,000	33,595	251,940
Chief Technology Officer and Senior Vice President, Product Development
Kieth W. Flaherty	169,950	—	19,000	26,655	215,605
Senior Vice President, Operations and Project Management

(1)                                  The amounts in this column represent the aggregate grant date fair value computed in accordance with ASC 718. For a discussion of the assumptions used in determining the fair value of stock and option awards in the above table, see Note 2 to our Consolidated Financial Statements.

(2)                                  In 2010, the Compensation Committee established the 2011 Cash Incentive Compensation Plan, which provided for payment of bonus amounts based on our achievement of certain Adjusted EBITDA targets and individual performance targets for fiscal 2011. For a description of our 2011 bonus program, including calculation of the bonus amounts, refer to the discussion under “—Elements of compensation—2011 Cash Incentive Compensation Plan” above.

2011 grants of plan-based awards table

The table below summarizes grants made to each of our named executive officers for the year ended December 31, 2011.

		Possible payouts under non-equity incentive plan awards(1)		All other stock awards: number of shares of	All other option awards: number of securities underlying	Exercise or base price of option	Grant date fair value of stock
Name	Grant date	Target ($)	Maximum ($)	stock or units (#)(2)	options (#)(3)	awards ($/share)(4)	and option awards ($)(5)
Philip D. Beck		$175,750	$351,500
	3/23/2011				60,000	$2.17	$42,000
	7/26/11			915,000			1,811,840
Robert J. Cox III		68,885	137,769
	4/12/2011				100,000	2.00	67,000
Graham N. Arad		54,625	109,250
	3/23/2011				45,000	2.17	31,500
Alan M. Lubitz		33,141	66,282
	2/8/2011				25,000	2.30	19,000
Kieth W. Flaherty		24,218	48,436
	2/8/2011				25,000	2.30	19,000

(1)                                  Amounts represent the target and maximum payout amount for each named executive officer under the 2011 Cash Incentive Compensation Plan. The plan provided for payment of the bonus amounts based on our achievement of certain Adjusted EBITDA targets and individual performance targets for fiscal 2011. For a description of our 2011 bonus program, refer to the discussion under “—Elements of compensation—2011 Cash Incentive Compensation Plan” above.

(2)                                  On July 26, 2011, we made a restricted stock grant of 915,000 shares of our common stock to Mr. Beck, pursuant to a Long-Term Incentive Restricted Stock Agreement. Please see “—Compensation discussion and analysis—Elements of compensation—Long-term equity based awards” for more information on Mr. Beck’s restricted stock grant.

(3)                                  Number of shares underlying stock option grants made under our 2006 Equity Incentive Plan. These option awards vest as to one-third of the original number of shares on each anniversary of the vesting commencement date until fully vested on the third anniversary of the vesting commencement date.

(4)                                  Represents the fair market value of our common stock as determined by the Compensation Committee on the respective option grant date. For a discussion of our methodology for determining the fair market value of our common stock, see “Item 2. Financial Information—Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Stock-based expense and assumptions.” The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in Note 2 to our Consolidated Financial Statements.

(5)                                  The amounts in this column represent the aggregate grant date fair value computed in accordance with ASC 718. For a discussion of the assumptions used in determining the fair value of stock and option awards in the above table, see Note 2 to our Consolidated Financial Statements.

2011 outstanding equity awards at year-end

The table below summarizes outstanding equity awards held by each of our named executive officers at December 31, 2011.

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares of stock that have not yet vested (#)(1)	Market value of shares of stock that have not yet vested ($)(2)
Philip D. Beck	483,600			$2.50	12/31/2012
	17,000			2.50	12/31/2013
	69,063			2.50	1/1/2015
	69,063			2.50	1/1/2015
	78,654			2.50	1/26/2016
	76,513			2.88	2/19/2017
	75,999			3.01	12/30/2017
	68,099			1.20	12/10/2018
	50,000	25,000	(3)	1.70	1/1/2020
	20,000	40,000	(3)	2.17	3/22/2021
						915,000	$2,077,050
Robert J. Cox III	133,333	66,667	(3)	1.65	11/30/2019
	33,333	66,667	(3)	1.25	11/29/2020
		100,000	(3)	2.00	4/11/2021
Graham N. Arad	148,800			2.50	12/31/2012
	27,625			2.50	1/1/2015
	27,625			2.50	1/1/2015
	17,041			2.50	1/26/2016
	51,009			2.88	2/19/2017
	47,047			3.01	12/30/2017
	42,717			1.20	12/10/2018
	13,333	26,667	(3)	2.13	5/26/2020
	15,000	30,000	(3)	2.17	3/22/2021
Alan M. Lubitz	42,500			2.50	12/31/2012
	42,500			2.50	6/30/2014
	41,438			2.50	1/1/2015
	41,438			2.50	1/1/2015
	34,083			2.50	1/26/2016
	36,435			2.88	2/19/2017
	36,190			3.01	12/30/2017
	42,717			1.20	12/10/2018
	13,333	26,667	(3)	2.13	4/6/2020
	8,334	16,666	(3)	2.30	2/7/2021
Kieth W. Flaherty	70,000			2.53	11/21/2016
	7,238			3.01	12/30/2017
	10,000			3.01	12/30/2017
	36,418			1.20	12/10/2018
	13,333	26,667	(3)	2.13	4/6/2020
	8,334	16,666	(3)	2.30	2/7/2021

(1)                                  See footnote (2) to the “2011 grants of plan-based awards” table.

(2)                                  The amounts in this column are calculated by multiplying the number of shares of stock that have not yet vested by the closing price of our common stock traded on AIM under the symbol “PPTR” on December 31, 2011.

(3)                                  The option vests and becomes exercisable as to one-third of the original number of shares on each anniversary of the vesting commencement date until fully vested on the third anniversary of the vesting commencement date.

2011 option exercises

No options were exercised by our named executive officers during 2011.

Pension benefits

We do not have a qualified or non-qualified defined benefit plan.

Non-qualified deferred compensation

We do not have a non-qualified defined contribution plan or other deferred compensation plan.

Compensation and risk

We have reviewed our compensation policies and practices to ensure that they do not encourage our employees to, or reward our employees for, taking inappropriate or excessive risks or create risks that are reasonably likely to have a material adverse effect on our company. Our Compensation Committee considered various factors that have the effect of mitigating risk and reviewed our compensation policies and practices for our employees, including the elements of our executive compensation program, to determine whether any portion of such compensation encourages excessive risk-taking. The following characteristics of our compensation programs work to reduce the possibility of our employees, including our executive officers, either individually or as a group, making excessively risky business decisions that could maximize short-term results at the expense of long-term value:

•                  We base our compensation policies and practices on a well-defined and appropriate pay philosophy, our Board of Directors’ evaluation of the competitive market based on their respective members’ experience with other companies and the competitive market, and, to a lesser degree, the compensation levels of our other executive officers.

•                  We attempt to structure employee compensation packages to reflect an effective balance between cash and equity-based compensation, and short- and long-term performance focus, based on the nature of each employee groups’ responsibilities and market practices.

•                  Performance objectives are set with a reasonable probability of achievement and tied to the operating budget and long-term strategic planning objectives approved by our Board of Directors.

Potential payments upon termination or change of control

In November 2009, we entered into an executive retention agreement with Mr. Cox, and, in February 2010, we entered into similar executive retention agreements with Messrs. Beck and Arad. Additionally, on July 26, 2011, we made a restricted stock grant of 915,000 shares of our common stock to Mr. Beck pursuant to a Long-Term Incentive Restricted Stock Agreement that provides that (1) upon a corporate transaction, certain unvested shares accelerate and become vested, and (2) upon Mr. Beck’s involuntary termination, certain unvested shares shall remain outstanding and become vested only at such time as the performance goals applicable to such unvested shares are satisfied, each as described in more detail below. We currently have no other arrangements regarding potential payments upon termination or change of control with our other named executive officers.

Executive Retention Agreements

Under the executive retention agreements, we have agreed to pay Messrs. Beck, Cox and Arad specified severance and bonus amounts and to accelerate the vesting on their equity awards upon each of their termination upon a change of control or an involuntary termination, as each term is defined in the agreements.

Termination upon change of control

In the event of a termination upon a change of control, Messrs. Beck, Arad and Cox are entitled to receive an amount equal to 18 months of the executive officer’s base salary and the target bonus then in effect for the executive officer for the year in which such termination occurs, such bonus payment to be pro-rated to reflect the full number of months the executive remained in our employ. In addition, the vesting on any stock option and other equity awards held by the executive officer will be accelerated in full. At the election of the executive officer, we will also continue to provide our health related employee insurance coverage for twelve months, at our expense. The following table sets forth the potential (estimated) payments and benefits to which Messrs. Beck, Cox and Arad would have been entitled assuming a change of control as of December 31, 2011, as specified under their respective executive retention agreement.

Name	Severance amount	COBRA premiums	Bonus amount	Accelerated stock options(1)	Total
Philip D. Beck	$555,000	$21,633	$175,750	$179,400	$931,783
Robert J. Cox III	435,000	21,633	68,885	644,002	1,169,520
Graham N. Arad	345,000	21,633	54,625	156,401	577,659

(1)                                  Calculates the value of the accelerated stock options based on the closing price of our common stock on the OTCQX on December 31, 2011, which was $2.76 per share.

Involuntary termination

In the event of an involuntary termination, Messrs. Beck, Arad and Cox are entitled to receive an amount equal to 12 months of the executive officer’s base salary and the target bonus then in effect for the executive officer for the year in which such termination occurs, such bonus payment to be pro-rated to reflect the full number of months the executive remained in our employ. In addition, the vesting on any stock option and other equity awards held by the executive officer will be accelerated in full. At the election of the executive officer, we will also continue to provide our health related employee insurance coverage for twelve months, at our expense. The following table sets forth the potential (estimated) payments and benefits to which Messrs. Beck, Cox and Arad would have been entitled assuming an involuntary termination as of December 31, 2011, as specified under their respective executive retention agreement.

Name	Severance amount	COBRA premiums	Bonus amount	Accelerated stock options(1)	Total
Philip D. Beck	$370,000	$21,633	$175,750	$179,400	$746,783
Robert J. Cox III	290,000	21,633	68,885	644,002	1,024,520
Graham N. Arad	230,000	21,633	54,625	156,401	462,659

(1)                                  Calculates the value of the accelerated stock options based on the closing price of our common stock on the OTCQX on December 31, 2011, which was $2.76 per share.

Long-Term Incentive Restricted Stock Agreement

In addition to the severance and bonus payments and accelerated vesting on equity awards upon Mr. Beck’s termination upon a change of control or an involuntary termination as set forth in the executive retention agreement described above, under the Long-Term Incentive Restricted Stock Agreement, certain shares subject to Mr. Beck’s long-term incentive restricted stock agreement will vest in connection with a corporate transaction, as defined in our 2006 Equity Incentive Plan, or involuntary termination, as defined in Mr. Beck’s executive retention agreement.

Corporate transaction

In the event of a corporate transaction, 65% of the aggregate unvested shares shall immediately accelerate and become vested. Additionally, the remaining 35% of the aggregate unvested shares shall accelerate and become vested only if (i) the consideration paid in the corporate transaction is at least $1 billion and (ii) the fair market value of our common stock immediately prior to the corporate transaction or the purchase price of our common stock in the corporate transaction is at least $15.00 per share.

Name	Accelerated restricted stock(1)
Philip D. Beck	$1,651,510

(1)                                  None of the performance conditions were met as of December 31, 2011, so all shares were unvested. Calculates the value of the accelerated stock options based on the closing price of our common stock on the OTCQX on December 31, 2011, which, at $2.76 per share was less than $15.00 per share, so the remaining 35% of the aggregate unvested shares do not accelerate and become vested.

Involuntary termination

In the event of an involuntary termination, 65% of the aggregate unvested shares shall remain outstanding and become vested only at such time as the performance goals applicable to such unvested shares are satisfied, notwithstanding Mr. Becks’ involuntary termination. If the performance goals are not met and such unvested shares do not become vested prior to the expiration date of the applicable performance period, such unvested shares shall become subject to our repurchase option. The remaining 35% of the aggregate unvested shares shall become subject to our repurchase option upon Mr. Beck’s involuntary termination.

Employee benefit plans

2000 stock incentive plan

Background.  Our Board of Directors adopted and our stockholders approved our 2000 Stock Incentive Plan on December 23, 1999. Our 2000 Stock Incentive Plan provides for the grant of stock options to our employees or any parent or subsidiary’s employees, and for the grant of stock options to non-employees. Our 2000 Stock Incentive Plan also allows for awards and sales of shares of restricted stock. We ceased issuing awards under our 2000 Stock Incentive Plan upon the adoption of our 2006 Equity Incentive Plan.

Share reserve.  Our 2000 Stock Incentive Plan has terminated and awards are no longer granted under it. As of June 30, 2012, options to purchase 273,519 of these shares had been exercised and options to purchase 50,000 of these shares remained outstanding. The options outstanding as of June 30, 2012 had a weighted average exercise price of $4.11 per share. Our 2012 Equity Incentive Plan (described below) will be effective upon the date of this registration statement. However, any outstanding options granted under our 2000 Stock Incentive Plan will remain outstanding, subject to the terms of our 2000 Stock Incentive Plan and stock option agreements, until they are exercised or until they terminate or expire by their terms.

Administration.  Our Board of Directors administered our 2000 Stock Incentive Plan and had complete discretion to make all decisions relating to the plan, including the power to determine the terms of the awards, including who will receive awards, the exercise price, the number of shares subject to each award, the term of awards, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock options.  Under the terms of our 2000 Stock Incentive Plan, the exercise price of stock options must be at least equal to 75% of the fair market value of our common stock on the date of grant and the term of the stock options may not exceed 10 years. Upon termination of an employee’s employment with us, he or she may exercise his or her stock option for the period of time stated in the stock option agreement, to the extent his or her stock option is vested on the date of termination. If termination is due to death or disability, the remainder of the unvested shares shall immediately vest and the stock option will remain exercisable for a period of not more than 12 months. If termination is for cause, the stock option will terminate in its entirety within 30 days or at such later times and on such conditions as determined by our Board of Directors. In all other cases, the stock option will remain exercisable for a period not more than 12 months after the date on which the employee’s employment terminates or such shorter period as may be prescribed in the stock option agreement. Subject to the requirements of all applicable laws, rules or regulations, each stock option agreement shall contain provisions relating to early termination of the stock option based upon termination of the holder’s service to us as determined by our Board of Directors. A stock option may never be exercised later than the expiration of its term.

Effect of certain corporate transactions.  In the event we experience a merger or consolidation, all awards granted under our 2000 Stock Incentive Plan shall be subject to the agreement evidencing such merger or consolidation, and with respect to a stock option, our Board of Directors may choose to either take no action at all, or to:

•                  arrange for the surviving, new or acquiring entity to assume the outstanding options;

•                  give each holder of outstanding options the right to exercise all or a portion of their option; or

•                  take such other action as is reasonable in order to permit optionees to realize the value of their rights.

Our 2000 Stock Incentive Plan provides for adjustment of awards in the event of a stock split, stock dividend and certain other corporate events.

Payment.  The exercise price for options granted under our 2000 Stock Incentive Plan may not be less than 75% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price of options by using cash or a promissory note, with the exercised shares being pledged to secure the obligations of the promissory note.

Transferability.  Our 2000 Stock Incentive Plan does not allow for the sale or transfer of stock option awards, except by will or the laws of descent and distribution.

Additional provisions.  Our Board of Directors has the authority to amend, suspend or terminate our 2000 Stock Incentive Plan, provided our stockholders approve actions that:

•                  increase the number of shares of our common stock that may be issued under our 2000 Stock Incentive Plan;

•                  change the designation of employees eligible to receive incentive stock option awards under our 2000 Stock Incentive Plan; or

•                  require their approval pursuant to the Code or the regulations promulgated under the Code or pursuant to any other applicable rule or law.

2006 equity incentive plan

Background.  Our Board of Directors adopted and our stockholders approved our 2006 Equity Incentive Plan on January 6, 2006. Our 2006 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees or any parent or subsidiary’s employees, and for the grant of nonstatutory stock options to our employees, officers, directors, consultants, independent contractors and advisors and any parent and subsidiary corporations’ officers, directors, consultants, independent contractors and advisors. Our 2006 Equity Incentive Plan also allows for awards and sales of shares of restricted stock, stock bonuses, stock appreciation rights, and restricted stock units. We will cease issuing awards under our 2006 Equity Incentive Plan upon our 2012 Equity Incentive Plan becoming effective upon the effectiveness of this registration statement. Instead we will grant equity awards under our 2012 Equity Incentive Plan.

Share reserve.  As of June 30, 2012, we had reserved 11,150,683 shares of our common stock for issuance under our 2006 Equity Incentive Plan. As of June 30, 2012, options to purchase 282,818 of these shares had been exercised, options to purchase 8,721,606 of these shares remained outstanding and 1,231,258 shares remained available for future grant. The options outstanding as of June 30, 2012 had a weighted average exercise price of $2.33 per share. Our 2012 Equity Incentive Plan will be effective upon the effectiveness of this registration statement. As a result, we will not grant any additional options under our 2006 Equity Incentive Plan following that date. However, any outstanding options granted under our 2006 Equity Incentive Plan will remain outstanding, subject to the terms of our 2006 Equity Incentive Plan and stock option agreements, until they are exercised or until they terminate or expire by their terms. Shares of common stock reserved for issuance pursuant to this plan will be rolled into our 2012 Equity Incentive Plan.

Administration.  Our Compensation Committee currently administers our 2006 Equity Incentive Plan and makes recommendations to our Board of Directors regarding grants of options or other awards permitted under our 2006 Equity Incentive Plan. Our Board of Directors has complete discretion to make all decisions relating to the plan, including the power to determine the terms of the awards, including who will receive awards, the exercise price, the number of shares subject to each award, the term of awards, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock options.  The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant and the term of the stock options may not exceed 10 years. With respect to stock options granted to any employee who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed 5 years and the exercise price must equal at least 110% of the fair market value on the grant date. Upon termination of an employee’s employment with us, he or she may exercise his or her stock option for the period of time stated in the stock option agreement, to the extent his or her stock option is vested on the date of termination. If termination is due to death or disability, the stock option will remain exercisable for a period of not more than 12 months. If termination is for cause, the stock option will immediately terminate in its entirety or at such later times and on such conditions as determined by our Board of Directors. In all other cases, the stock option will remain exercisable for a period of three months after the date on which the employee’s employment terminates or such shorter or longer period as may be prescribed in the stock option agreement. Subject to the requirements of all applicable laws, rules or regulations, each nonstatutory stock option agreement shall contain provisions relating to early termination of the nonstatutory stock option based upon termination of the holder’s service to us as determined by our Board of Directors. A stock option may never be exercised later than the expiration of its term.

Effect of certain corporate transactions.  In the event we experience a merger or consolidation, all awards granted under our 2006 Equity Incentive Plan shall be subject to the agreement evidencing such merger or consolidation, and with respect to a stock option or shares of restricted stock, such agreement shall provide for one or more of the following:

•                  the continuation or assumption of such outstanding stock options by the surviving corporation or its parent;

•                  the substitution by the surviving corporation or its parent of new options for such outstanding stock options; or

•                  the issuance of substantially similar shares or other property subject to repurchase restrictions no less favorable than those imposed on the shares originally issued.

In the event the surviving corporation fails to assume or substitute all awards granted under our 2006 Equity Incentive Plan, all awards will immediately become vested as to 100% of the shares and such awards will expire at the closing of the transaction.

Our 2006 Equity Incentive Plan provides for adjustment of awards in the event of a stock split, stock dividend and certain other corporate events.

Payment.  The exercise price for options granted under our 2006 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price of options by using:

•                 cash or cash equivalents;

•                  cancellation of indebtedness owed by the company to the holder (in cases of termination by death or disability only);

•                  waiver of compensation due or accrued to the holder by the company (in cases of termination by death or disability only);

•                  a broker-assisted “cashless” exercise program; or

•                  a net exercise method whereby the shares are purchased with shares being exercised.

Additional provisions.  Our Board of Directors has the authority to amend, suspend or terminate our 2006 Equity Incentive Plan, provided our stockholders also approve actions that:

•                  increase the number of shares of our common stock that may be issued under our 2006 Equity Incentive Plan;

•                  change the designation of employees eligible to receive stock option awards under our 2006 Equity Incentive Plan; or

•                  require their approval pursuant to the Code or the regulations promulgated under the Code or pursuant to any other applicable rule or law.

2012 equity incentive plan

Background.  In October 2012, our Board of Directors adopted and our stockholders will have a meeting on October 26, 2012, to approve our 2012 Equity Incentive Plan that will become effective on the day before the date this registration statement is declared effective by the Securities and Exchange Commission and will serve as the successor to our 2000 Stock Incentive Plan and 2006 Equity Incentive Plan.

Share reserve.  We have initially reserved 5,000,000 shares of our common stock for issuance under our 2012 Equity Incentive Plan plus (i) any shares reserved but not issued or subject to outstanding awards under our 2006 Equity Incentive Plan and (ii) shares that are subject to outstanding awards under our 2000 Stock Incentive Plan and 2006 Equity Incentive Plan which cease to be subject to such awards. The number of shares reserved for issuance under our 2012 Equity Incentive Plan will increase automatically on the first day of January of each of 2013 through 2016 by a number of shares equal to

(i) the lesser of 4% of the total outstanding shares our common stock as of the immediately preceding December 31st or (ii) a number of shares determined by our Board of Directors. In addition, the following shares will again be available for grant or issuance under our 2012 Equity Incentive Plan:

•                  shares subject to options or stock appreciation rights granted under our 2012 Equity Incentive Plan that cease to be subject to the options or stock appreciation rights for any reason other than exercise of the option or stock appreciation right;

•                 shares subject to awards granted under our 2012 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•                  shares surrendered pursuant to an exchange program; and

•                  shares subject to awards granted under our 2012 Equity Incentive Plan that otherwise terminate without shares being issued.

Term.  Our 2012 Equity Incentive Plan terminates ten years from the date our Board of Directors approved the plan, unless it is terminated earlier by our Board of Directors.

Eligibility.  Our 2012 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance awards and stock bonuses. No person will be eligible to receive more than 4,000,000 shares in any calendar year under our 2012 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than 8,000,000 shares in the calendar year in which the employee commences employment.

Administration.  Our 2012 Equity Incentive Plan will be administered by our Compensation Committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. Our Compensation Committee will have the authority to construe and interpret our 2012 Equity Incentive Plan, grant and determine the terms of each award, including the exercise price, the number of shares subject to the award, the exercisability of the award and the form of consideration payable upon exercise the award, and make all other determinations necessary or advisable for the administration of the plan. The Compensation Committee will also have the authority to institute an exchange program whereby outstanding awards may be surrendered, cancelled or exchanged. Awards under the 2012 Equity Incentive Plan may be made subject to “performance factors” and other terms in order to qualify as performance based compensation for the purposes of Internal Revenue Code Section 162(m).

Stock options.  Our 2012 Equity Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and those of any parent or subsidiary of ours. We may only grant non-qualified stock options to our directors, consultants, independent contractors and advisors, provided the awards to directors, consultants, independent contractors and advisors are not made in connection with services related to the offer and sale of securities in a capital-raising transaction. We may also grant non-qualified stock options to employees. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant.

Our Compensation Committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Stock options may vest based on time or achievement of performance conditions. In general, options will vest over a three-year period. The maximum term of options granted under our 2012 Equity Incentive Plan is ten years, with a maximum term of five years for incentive stock options granted to 10% or greater stockholders.

Restricted stock awards.  A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by our Compensation Committee. Unless otherwise determined by the Compensation Committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. Restricted stock awards may vest based on time or achievement of performance conditions.

Stock appreciation rights.  Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. The payment may occur upon the exercise of a stock appreciation right or deferred with such interest or dividend equivalent, if any, as our Compensation Committee determines, provided that the terms of the stock appreciation right and any deferral satisfy the requirements of Section 409A of the Code. Stock appreciation rights may vest based on time or achievement of performance conditions. The maximum term of stock appreciation rights under our 2012 Equity Incentive Plan is ten years.

Restricted stock units.  Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of the holder’s services to us or the holder’s failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we may deliver to the holder of the restricted stock unit whole shares of our common stock, which may be subject to additional restrictions, cash or a combination of our common stock and cash. Our Compensation Committee may also permit the holders of the restricted stock units to defer payment to a date or dates after the restricted stock unit is earned, provided that the terms of the restricted stock unit and any deferral satisfy the requirements of Section 409A of the Code.

Performance awards.  A performance award is a cash bonus or an award that covers a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonus awards.  Stock bonus awards may be granted as additional compensation for services and/or performance. Payment from the holder is not required for stock bonuses, and stock bonuses are not generally subject to vesting.

Effect of certain corporate transactions.  If we experience a change of control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the closing of a change of control transaction. Outstanding awards that are not assumed or substituted shall have their vesting accelerate as to all shares subject to such awards (and any applicable right of repurchase fully lapse) immediately prior to the change in control transaction. Our 2012 Equity Incentive Plan provides for adjustment of awards in the event of a stock split, stock dividend and certain other corporate events.

Additional provisions.  Awards granted under our 2012 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our Compensation Committee. Our Compensation Committee has the discretion and authority to determine and implement the terms and conditions of an award transfer program and shall have the authority to amend the terms of any award participating, or otherwise eligible to participate in, the award transfer program. Unless otherwise restricted by our Compensation Committee, awards that are nonstatutory stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or representative, or a family member of the optionee who has acquired the option by a permitted transfer. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2012 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, except in the case of death or permanent disability, in which case the options may be exercised for up to 12 months following termination of the optionee’s service to us.

2012 employee stock purchase plan

Background.  In October 2012, our Board of Directors adopted and our stockholders will have a meeting on October 26, 2012, to approve our 2012 Employee Stock Purchase Plan that will become effective upon the effectiveness of this registration statement and will enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases will be accomplished through participation in discrete offering periods. We intend our 2012 Employee Stock Purchase Plan to qualify as an employee stock purchase plan under Section 423 of the Code.

Share reserve.  We have initially reserved 800,000 shares of our common stock for issuance under our 2012 Employee Stock Purchase Plan. We anticipate that during the first seven years of the life of our 2012 Employee Stock Purchase Plan, the number of shares reserved for issuance will increase automatically on the first day of each January, starting with January 1, 2013, by the number of shares equal to one percent of our total outstanding shares as of the immediately preceding December 31st. Our Board of Directors will be able to reduce the amount of the increase in any particular year. No more than 8,000,000 shares of our common stock may be issued under our 2012 Employee Stock Purchase Plan and no other shares may be added to this plan without the approval of our stockholders.

Administration.  Our Compensation Committee will administer our 2012 Employee Stock Purchase Plan. Our employees generally will be eligible to participate in our 2012 Employee Stock Purchase Plan if they are (i) employed by us or a subsidiary or parent of ours that we designate, for six months or more prior to the beginning of each offering period or prior to such other time period as specified by our Compensation Committee, (ii) regularly scheduled to work more than 20 hours per week and more than five months in a calendar year, and (iii) not 5% stockholders, or would become 5% stockholders as a result of their participation in our 2012 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility as well. Under our 2012 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 10% of their cash compensation. We will also have the right to amend or terminate our 2012

Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2012 Employee Stock Purchase Plan will terminate on the tenth anniversary of the first purchase date, unless it is terminated earlier by our Board of Directors or as a result of the issuance of all of the shares of our common stock reserved for issuance under our 2012 Employee Stock Purchase Plan.

Purchase rights.  When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a non-transferable option to purchase shares in that offering period. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. Each offering period will run for no more than 24 months and consist of no more than five purchase periods. An employee’s participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2012 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (1) the first trading day of the applicable offering period and (2) the last trading day of each purchase period in the applicable offering period.

Change of control.  In the event of a corporate transaction, the successor company may assume or substitute the outstanding rights to purchase shares under our 2012 Employee Stock Purchase Plan. If the successor company refuses to assume or substitute the outstanding rights, the offering period for such purchase rights will be shortened and end on a new purchase date on or prior to the consummation of the corporate transaction and no new offering period will commence.

401(k) plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month on or following the date they begin employment and participants are able to defer their eligible compensation subject to applicable annual Code limits. The 401(k) plan permits us to make profit sharing contributions to eligible participants, although such contributions are not required and are not currently contemplated. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. All accounts are 100% vested at all times. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Other

We currently have employees in Bermuda, Canada, China, Hong Kong, Ireland, Mexico, Singapore, Taiwan, the United Arab Emirates, and the United Kingdom. In addition to providing statutorily mandated benefit programs in each country and territory, we contribute to private plans for health, pension and insurance benefits in the countries and territories where those contributions are customarily provided to employees.

Director compensation

The following table provides information for 2011 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director during fiscal 2011. Other than as set forth in the table and the narrative that follows it, we did not pay any fees to our directors, make any equity or non-equity awards to directors, or pay any other compensation to directors. All compensation that we paid to Messrs. Beck and Arad, our only employee directors, are set forth in the tables summarizing executive officer compensation below. No compensation was paid to Messrs. Beck and Arad in their capacity as directors.

Name	Fees earned or paid in cash ($)	Option awards ($)(1)	Total ($)
Lady Barbara T. Judge	$50,000	$26,000	$76,000
Jonathan Kaiden	50,000	26,000	76,000
Shane H. Kim(2)	34,018	49,600	83,618
Cameron R. M. McColl	50,000	26,000	76,000

(1)                                 Represents fair value based on our market price as of the respective option grant date. For a discussion of our methodology for determining the fair value of our common stock, see “Item 2. Financial Information—Management’s discussion and analysis of financial condition and results of operations— Critical accounting policies and estimates—Stock-based expense and assumptions.” The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in Note 2 to our Consolidated Financial Statements included elsewhere in this registration statement. As of December 31, 2011, each director held outstanding options to purchase the following number of shares: Lady Barbara T. Judge: 224,250; Jonathan Kaiden: 224,250; Shane H. Kim: 74,000; and Cameron R. M. McColl: 224,250.

(2)                                 Mr. Kim was appointed as a director in April 2011.

We also reimbursed the customary and reasonable travel expenses of our directors in attending meetings of our Board of Directors.

Our Board of Directors has a compensation policy pursuant to which independent directors are entitled to receive the following compensation:

•                  An annual cash retainer of $50,000, to be paid monthly with each payment made at the end of the calendar month except that the monthly payment shall be pro-rated based on the percentage achieved by dividing (1) the number of meetings of our Board of Directors and committees that the independent director is a member of that the independent director attended, or missed as a result of illness, by (2) the total number of meetings of our Board of Directors and committees that the independent director is a member of that were held during the month.

•                  Each independent director who becomes a member of our Board of Directors will be granted an initial option to purchase 50,000 shares of our common stock upon election to our Board of Directors. On the date of each annual stockholder meeting subsequent to initial election to our Board of Directors, each independent director who continues to serve on our Board of Directors immediately following such meeting will be granted an option to purchase 40,000 shares of our common stock unless the independent director was first elected to our Board of Directors less than six months prior to the annual stockholder meeting, in which case such independent director shall instead receive an option to purchase 24,000 shares of our common stock. The annual grants shall be made automatically, as of the close of business on the date of the annual stockholder meeting unless the date occurs during a closed period under AIM, in which case, the option grant shall occur automatically upon the termination of the closed period. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant. Since our shares of common stock began trading on AIM in 2006, our Board of Directors determined that the fair market value of the shares of common stock was the closing price of our common stock under the AIM symbol PPTR on the date of grant. Following the effectiveness of this registration statement, each option will have an exercise price equal to the closing price of our common stock on The NASDAQ Capital Market on the date of grant. Each initial option grant vests and becomes exercisable as to 1/3rd of the shares on the 12-month anniversary from the vesting commencement date and 1/36th of the shares each month thereafter, such that the grant vests in full after three years. Each annual option grant vests and becomes exercisable as to 1/12th of the shares each month from the vesting commencement date. All options shall become fully vested and exercisable immediately prior to a change of control. Additionally, an independent director’s initial option grant shall become fully vested and exercisable in the event that the independent director fails to serve on our Board of Directors for the duration of the vesting term solely as a result of our Board of Directors’ failure to re-nominate the independent director for election by our stockholders, other than a failure to re-nominate the independent director for cause.

Following the effectiveness of this registration statement, we expect to retain a compensation consultant to help us review our policy for compensating the independent members of our Board of Directors based on an analysis of market data about comparable companies.

Compensation Committee interlocks and insider participation

During 2011, our Compensation Committee consisted of Lady Judge and Messrs. Kaiden and McColl. None of them has at any time in the last year been one of our officers or employees, and none has had any relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during fiscal 2011.

Item 7.         Certain Relationship and Related Transactions, and Director Independence

In addition to the executive officer and director compensation arrangements discussed above under “Item 6. Executive Compensation,” the following is a description of transactions since January 1, 2009 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 per year and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Issuance of convertible notes and shares of common stock to entities affiliated with Camden Partners

In April 2008, we issued and sold an aggregate of $3.0 million of convertible notes, or the 2008 Notes, to entities affiliated with Camden Partners, a beneficial owner of more than 5% of our capital stock following the conversion of the 2008 Notes into shares of our common stock. In addition, Shane Kim, an employee of Camden Partners, was appointed to our Board of Directors in April 2011. The 2008 Notes had an expiration date of April 21, 2012 and were initially convertible into 1,333,333 shares of common stock at any time at the option of the holders, or automatically upon the achievement of certain milestones, such as a qualified initial public offering in the United States (as defined in the 2008 Notes) or the attainment of a certain stock price and trading volume on AIM as set forth in the 2008 Notes. The initial interest rate on the 2008 Notes was 8% per annum, payable semi-annually, but as a result of the issuance of a convertible note of $100,000 to another party in December 2008, the interest rate on the 2008 Notes was increased to 9% per annum. Interest payments through December 31, 2008, totaling $168,870, were capitalized and added to the principal amount. In addition, interest payments through December 31, 2008, totaling $811,056, were capitalized and added to the principal amount of convertible notes issued to entities affiliated with Camden Partners and certain other persons in February 2007, or the 2007 Notes. As of April 25, 2011, the principal amount of convertible debt owed to entities affiliated with Camden Partners and certain other persons was $8,979,926. Prior to April 25, 2011, at our option, we had issued an aggregate of 1,452,138 shares of common stock in lieu of cash payments for interest payable under the 2007 Notes and 2008 Notes.

On April 25, 2011, entities affiliated with Camden Partners and certain other persons converted all of the 2007 Notes and the 2008 Notes into an aggregate of 4,049,776 shares of common stock. In addition, we issued 425,000 shares of common stock in lieu of cash payments for accrued interest and a prepayment fee negotiated at the time of conversion. The shares issued for the accrued interest and the prepayment fee were valued at the average closing price of our common stock on AIM under the symbol “PPTR” during the 10 trading day period ending two days prior to the conversion.

Common stock issuances to Andrew Paul

In March 2009, we issued an aggregate of 6,659,000 shares of common stock at a per share purchase price of either £0.32 per share for investors located in the United Kingdom or $0.45 per share for investors located in the United States, including the issuance of 667,000 shares of common stock to Andrew Paul, a beneficial owner of more than 5% of our capital stock, for an aggregate purchase price of $300,150.

In November 2009, we issued an aggregate of 3,076,000 shares of common stock at a per share purchase price of $1.30 per share, including the issuance of 192,000 shares of common stock to an entity owned by Mr. Paul for an aggregate purchase price of $249,600.

Repayment of long-term debt and warrant exercise

In November 2010, we repaid in full the $4.0 million of long-term debt issued to Inter-Atlantic Fund L.P., or Inter-Atlantic, a beneficial owner of more than 5% of our capital stock, in 2005 under a note. In connection with the original issuance of the long-term debt, we granted a warrant to purchase 3,053,435 shares of common stock. In connection with the repayment, Inter-Atlantic partially exercised, at a per share price of $1.31, 1,526,718 shares of common stock pursuant to this warrant, which we issued in December 2010, and this warrant was amended to (i) extend the exercise period for the remaining unexercised shares subject to the warrant to November 30, 2015 from November 30, 2012 and (ii) reduce the remaining number of unexercised shares subject to the warrant by 145,000 shares to 1,381,717 shares.

From January 1, 2009 through the repayment of the long-term debt, we issued Inter-Atlantic an aggregate of 777,370 shares of common stock in lieu of cash payments for interest payable under this long-term debt.

Rental property payments

During 2009, 2010 and 2011 and the six months ended June 30, 2012, we paid rent pursuant to a lease for our headquarters to BDP Realty Associates, LLC of $463,936, $493,037, $487,677 and $250,655, respectively. Philip D. Beck, the Chairman of our Board of Directors, Chief Executive Officer and President, has a one-third membership interest in BDP Realty Associates, LLC.

Equity grants

Certain stock option and restricted stock grants to our executive officers and directors, and related stock option grant policies, are described in this registration statement under the caption “Item 6. Executive Compensation—Compensation discussion and analysis” and “Item 6. Executive Compensation—Director compensation.”

Employment arrangements and indemnification agreements

We have entered into employment arrangements with certain of our executive officers. See “Item 6. Executive Compensation—Potential payments upon termination or change of control.”

We entered or will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated certificate of incorporation and restated bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Item 11.  Indemnification of Directors and Officer—Limitations on liability and indemnification matters.”

Review, approval or ratification of transactions with related parties

We anticipate that our charters of our Audit Committee and our Nomination and Governance Committee to be adopted by our Board of Directors will require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by our Audit Committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our Nomination and Governance Committee. These committees have not adopted policies or procedures for review of, or standards for approval of, these transactions.

Director Independence

The NASDAQ Marketplace Rules require that a majority of the members of our Board of Directors be independent within specified periods following the effectiveness of this registration statement. Our Board of Directors has determined that four of our directors are “independent” as determined under The NASDAQ Marketplace Rules: Lady Judge and Messrs. Kaiden, Kim and McColl.

Item 8.         Legal proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We currently have no material legal proceedings pending.

Item 9.         Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Price range of our common stock

Since March 20, 2006, shares of our common stock have traded on AIM under the symbols “PPT” and “PPTR,” and immediately subsequent to the effectiveness of this registration statement will continue to trade on AIM. Since November 19, 2008, shares of our common stock have traded on the OTCQX under the symbol “PLPM,” and immediately subsequent to the effectiveness of this registration statement will cease to trade on the OTCQX. The following table sets forth, for the quarters indicated, the high and low intra-day sales prices per share of our common stock on AIM under the symbols “PPT” and “PPTR” and on the OTCQX under the symbol “PLPM” for each quarter of our two most recent fiscal years as well as the first, second, third and fourth quarters of fiscal year 2012:

	Shares Traded on AIM under the ticker “PPT” (British Pound)		Shares Traded on AIM under the ticker “PPTR” (British Pound)		Shares Traded on the OTCQX under the ticker “PLPM” (US Dollars)
Fiscal Period	High	Low	High	Low	High	Low
Fiscal Year ending December 31, 2012
First Quarter	£2.36	£1.35	£1.72	£1.25	$4.00	$2.20
Second Quarter	2.84	2.20	2.15	1.61	5.00	3.06
Third Quarter	2.70	1.60	2.12	1.73	4.42	2.55
Fourth Quarter (through October 5, 2012)	1.75	1.60	2.12	1.73	3.13	2.75
Fiscal Year ended December 31, 2011
First Quarter	1.80	0.80	1.53	0.75	3.50	1.60
Second Quarter	2.20	1.42	1.40	1.23	3.95	2.60
Third Quarter	2.85	2.00	1.74	1.15	4.96	2.30
Fourth Quarter	2.15	1.57	1.74	1.25	3.75	2.41
Fiscal Year ended December 31, 2010
First Quarter	1.37	0.95	1.35	1.05	2.50	1.60
Second Quarter	1.50	0.75	1.45	0.85	2.69	1.25
Third Quarter	0.88	0.35	0.88	0.58	1.49	0.80
Fourth Quarter	1.08	0.45	0.88	0.58	1.75	0.95

As of June 30, 2012, there were outstanding 59,203,835 shares of our common stock (which includes preferred stock on an as-converted to common stock basis) held by approximately 251 stockholders of record.  There is no trading market for shares of our Series A Preferred Stock nor do we expect there to be one.

Dividend policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to declare or pay any dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors that our Board of Directors considers relevant.

Securities Authorized for Issuance under Equity Compensation Plans

The following summarizes information about our equity compensation plans as of June 30, 2012.  All outstanding awards relate to our common stock.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuances under Equity Compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	8,771,606	$2.33	1,231,258
Equity compensation plans not approved by security holders	0	0	0
Total	8,771,606	$2.33	1,231,258

Item 10.                Recent Sales of Unregistered Securities

Since October 1, 2009 and through October 1, 2012 the Registrant has issued and sold the following securities:

1.                                      Since October 1, 2009 and through October 1, 2012, the Registrant has granted to its directors, officers, employees and consultants options to purchase 4,010,178 shares of common stock under its 2006 Plan with per share exercise prices ranging from $1.20 to $3.27 and a weighted average exercise price of $2.24, and has issued 406,102 shares of common stock upon exercise of options granted under its 2000 Plan and 2006 Plan. These transactions were exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, in reliance upon Rule 701 promulgated under the Securities Act.

2.                                      In November 2009, the Registrant issued 3,076,000 shares of common stock at a price of $1.30 per share, for a gross aggregate amount of approximately $4 million, to four accredited investors. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Regulation D promulgated under the Securities Act.

3.                                      In December 2009, the Registrant issued an aggregate of 1,076,283 shares of common stock to three accredited investors in connection with the conversion of convertible promissory notes issued in December 2008 and January and February 2009. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

4.                                      In January 2010, the Registrant issued 205,317 shares of common stock in lieu of a cash payment for interest accrued in the amount of $0.3 million and due in 2009 on a note issued in 2005 to Inter-Atlantic Fund, LP and 240,187 shares of common stock to six accredited investors in lieu of cash payments for interest due on convertible promissory notes issued in 2007 and April 2008 in the amount of $0.4 million. The Registrant also issued warrants to purchase 182,455 shares of common stock with an exercise price of $0.25 per share in satisfaction of accounts payable accrued in 2007 through 2009 in the amount of $684,206 for legal services rendered by a law firm not involved in the preparation of this registration statement. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

5.                                      In July 2010, the Registrant issued 303,371 shares of common stock to six accredited investors in lieu of cash payments for interest due on convertible promissory notes issued in 2007 and April 2008 in the amount of $0.4 million. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

6.                                      In October 2010, the Registrant sold an aggregate of 4,500,000 shares of common stock at a price of £0.85 per share for an aggregate purchase price of approximately $6.0 million to four accredited investors. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Regulation D promulgated under the Securities Act.

7.                                      In December 2010, the Registrant issued 1,526,718 shares of common stock to Inter-Atlantic Fund, LP in connection with the partial exercise of a warrant. The Registrant also issued warrants to purchase 23,931 shares of common stock with an exercise price of $0.25 per share in satisfaction of accounts payable accrued in 2010 in the amount of $89,741 for legal services rendered by a law firm not involved in the preparation of this registration statement. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

8.                                      In January 2011, the Registrant issued 298,901 shares of common stock to six accredited investors in lieu of cash payments for interest due on convertible notes issued in 2007 and April 2008 in the amount of $0.4 million. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

9.                                      In March 2011, the Registrant issued 15,206 shares of common stock to one warrantholder in connection with the automatic net exercise of a warrant held by a law firm not involved in the preparation of this registration statement effective as of November 30, 2010. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

10.                               In March 2011, the Registrant issued 10,000 shares of common stock as compensation for legal services rendered to the Registrant in the amount of $20,000 by a law firm not involved in the preparation of this registration statement. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

11.                               In April 2011, the Registrant issued an aggregate of 4,049,776 shares of common stock to six accredited investors upon the conversion of the convertible promissory notes issued in 2007 and April 2008. In addition, the Registrant issued an aggregate of 425,000 shares of common stock to these six accredited investors in lieu of cash payments for $0.3 million in interest due on these convertible promissory notes and a $0.6 million prepayment fee negotiated at the time of conversion. The shares issued for the accrued interest and the prepayment fee were valued at the average closing price of our common stock on AIM under the symbol “PPTR” during the 10 trading day period ending two days prior to the conversion. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

12.                               In June 2011, the Registrant issued a warrant for 3,981 shares of common stock with an exercise price of $0.25 per share for legal services rendered to the Registrant in the amount of $14,928 by a law firm not involved in the preparation of this registration statement. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

13.                               In July 2011, the Registrant made a restricted stock grant of 915,000 shares of its common stock to Philip Beck, its Chairman of the Board, Chief Executive Officer and President, pursuant to a Long-Term Incentive Restricted Stock Agreement. Under the terms of the agreement, the restricted stock will be held in escrow and will only vest upon achievement of certain long-term performance goals during the period between the time of grant and the end of 2017. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

14.                               In December 2011, a warrant previously issued to a law firm not involved in the preparation of this registration statement was, pursuant to the terms of the warrant, automatically net exercised and the Registrant issued an aggregate of 13,354 shares of common stock to the warrantholder. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act.

15.                               In May 2012, the Registrant issued an aggregate of 488,337 shares of common stock to the seven former shareholders of BPS as partial consideration for the Registrant’s acquisition of BPS. Consideration also included approximately €1.4 million (approximately $1.8 million) in cash. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Regulation D promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. With respect to each of the transactions listed above that were exempt pursuant to Section 4(2) of the Securities Act, the purchasers were a limited number of sophisticated investors. With respect to each of the transactions listed above that were exempt pursuant to Regulation D promulgated under the Securities Act, a Form D was filed with the Securities and Exchange Commission. All recipients of the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 11.                Description of Registrant’s Securities to be Registered

Since March 20, 2006, shares of our common stock have traded on AIM under the symbols “PPT” and “PPTR,” and immediately subsequent to the effectiveness of this registration statement will continue to trade on AIM. Since November 19, 2008, shares of our common stock have traded on the OTCQX under the symbol “PLPM,” and immediately subsequent to the effectiveness of this registration statement will cease to trade on the OTCQX.

Upon the effectiveness of this registration statement, our authorized capital stock will consist of 250,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, 2,243,750 of which has been designated as Series A Preferred Stock, $0.01 par value per share, and the remaining 7,756,250 shares shall be undesignated preferred stock.  A description of the material terms and provisions of our restated certificate of incorporation and restated bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our restated certificate of incorporation and the form of our restated bylaws to be adopted prior to the effectiveness of this registration statement, but to be effective only upon the effectiveness of this registration statement, that are filed as an exhibit to this registration statement.

As of June 30, 2012, there were outstanding 59,203,835 shares of our common stock and preferred stock (on an as-converted to common stock basis) held by approximately 251 stockholders of record.

Common stock

Dividend rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.

Voting rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation will not provide for the right to cumulate votes for the election of directors. Our restated certificate of incorporation will continue to provide for a classified Board of Directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

Subject to the liquidation rights of the Series A Preferred Stock described below, upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred stock

Following the effectiveness of this registration statement, our certificate of incorporation will authorized 10,000,000 shares of preferred stock, $0.01 par value per share, 2,243,750 of which has been designated as Series A Preferred Stock, which is currently outstanding,

Series A Preferred Stock

Dividend rights

If our Board of Directors declares and pays any dividend on shares of our common stock, then such dividend shall also be declared and paid on each outstanding share of our Series A Preferred Stock (on an as-converted to common stock basis).

Voting rights

Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which such shares of Series A Preferred Stock would be converted as of the time of the vote.

No preemptive or similar rights

Our Series A Preferred Stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to receive liquidation distributions

Upon our dissolution, liquidation, winding-up, merger, sale, lease, exclusive license or other disposition of all or substantially all of our assets (collectively, a “Dissolution”), the holders of each share of our Series A Preferred Stock then outstanding shall be entitled to be paid, out of the available funds and assets, and prior and in preference to any payment or distribution on any shares of common stock, an amount per share equal to $4.00, plus all declared but unpaid dividends on the Series A Preferred Stock.  If upon a Dissolution the available funds and assets are insufficient to permit the payment to the holders of Series A Preferred Stock the full preferential amount described above, then all available funds and assets shall be distributed among the holders of the then outstanding shares of Series A Preferred Stock on a pro rata basis.  If upon a Dissolution there are any available funds and assets after the payment to the holders of Series A Preferred stock of their preferential amount described above, then all remaining funds and assets shall be distributed among the holders of outstanding shares of common stock as described above.

Conversion Rights

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof and at any time, into the number of shares of common stock based upon a conversion ratio calculated in the certificate of designation to our certificate of incorporation.  The current conversion ratio is approximately 3.0534351.  Further, each share of Series A Preferred Stock shall automatically be converted into the number of shares of common stock based upon such conversion ratio (i) immediately prior to the closing of an underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, in which the total valuation of our common stock equals at least $50 million, based on the public offering price per share, and the aggregate net proceeds received by us are at least $25 million or (ii) upon the written consent of the holders of not less than two-thirds of the then outstanding shares of Series A Preferred Stock to the conversion of all then outstanding shares of Series A Preferred Stock.

Anti-dilution rights

Upon (i) the issuance of additional shares of common stock as a dividend on shares of common stock, or other distribution on outstanding common stock, (ii) a subdivision of the outstanding shares of common stock into a great number of shares of common stock or (iii) a combination of the outstanding shares of common stock into a smaller number of shares of common stock, then the conversion price of the Series A Preferred Stock shall be adjusted by a fraction, (a) the numerator of which shall be the number of shares of common stock issued and outstanding immediately prior to such an event and (b) the denominator of which shall be the number of shares of common stock issued and outstanding after such an event.

Undesignated Preferred Stock

Following this registration statement, we will be authorized, subject to limitations prescribed by Delaware law, to issue up to 7,756,250 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our Board of Directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any additional shares of preferred stock.

Options

As of June 30, 2012, we had options to purchase 8,771,606 shares of our common stock outstanding pursuant to our 2000 Stock Incentive Plan and our 2006 Equity Incentive Plan with a weighted-average exercise price of approximately $2.33 per share.

Warrants

As of June 30, 2012, we had outstanding warrants to purchase an aggregate of 726,858 shares of common stock with a weighted-average exercise price of approximately $2.29 per share, which warrants do not expire upon the effectiveness of this registration statement, and a warrant to purchase 1,381,717 shares of common stock with an exercise price of $1.31 per share, which will be automatically net exercised upon the effectiveness of this registration statement, if not exercised before then. The exercise price of each warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price.

Registration rights

Pursuant to the terms of a registration rights agreement, dated as of November 10, 2004, as amended, entered into by us and certain of our investors, as of June 30, 2012, the holders of up to an aggregate of 12,707,637 shares of our common stock (which includes shares of our Series A Preferred Stock on an as-converted to common stock basis and shares subject to an outstanding warrant that will be automatically net exercised for shares of common stock immediately prior to the effectiveness of this registration statement if not voluntarily exercised before then) are entitled to rights with respect to the registration of their shares following the effectiveness of this registration statement, as described below.  Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Demand registration rights

At any time beginning six months after the effective date of this registration statement, upon the written request of at least a majority of the holders of shares having registration rights that we file a registration statement under the Securities Act, we will be obligated to effect, as soon as practicable, the registration of such shares. We are required to effect no more than two registration statements upon exercise of these demand registration rights in accordance with the terms of the registration rights agreement, provided, that, in the event that the underwriters reduce the number of shares that may be registered by over 50%, we will be required to effect one additional registration statement upon the exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us.

Piggyback registration rights

If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans, corporate reorganization, any other transaction covered by Rule 145 promulgated under the Securities Act, or a registration on any registration form that does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of shares held by stockholders with registration rights. The underwriters of any underwritten offering will have the right to limit, due to marketing factors, the number of shares registered by these holders to 30% of the total shares covered by the registration statement, except for our initial public offering from which the underwriters can limit all of the shares held by stockholders with registration rights.

Form S-3 registration rights

The holders of at least a majority of shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $3,000,000. We are required to file no more than one registration statement on Form S-3 upon exercise of these rights per 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us.

Registration expenses

We will pay all expenses incurred in connection with each of the registrations described above, including the reasonable fees and disbursements of one counsel for the holders of registration rights, but excluding underwriters’ and brokers’ discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of registration rights

The registration rights described above will expire five years after the effective date of our initial public offering. The registration rights will terminate earlier with respect to a particular stockholder to the extent all of the shares held by such holder may be sold under Rule 144 of the Securities Act in any three month period.

Anti-takeover provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of the corporation’s outstanding voting stock, unless:

•                  the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•                  upon consummation of the transaction which resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•                  at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may opt out of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to opt out of these provisions. The statute could prohibit or delay mergers or other takeover or change of control attempts and, accordingly, may discourage attempts to acquire us.

Restated certificate of incorporation and restated bylaw provisions

Our restated certificate of incorporation and our restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•                  Board of directors vacancies.  Our restated certificate of incorporation and restated bylaws will authorize only our Board of Directors to fill vacant directorships. Similarly, under our current certificate of incorporation and bylaws, only our Board of Directors is authorized to fill vacant directorships. In addition, the number of directors constituting our Board of Directors will be set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees.

•                  Classified board.  Our restated certificate of incorporation and restated bylaws will provide that our Board of Directors is classified into three classes of directors. Similarly, under our current certificate of incorporation and bylaws, our Board of Directors is already classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our Board of Directors, and the prospect of that delay might deter a potential offeror.

•                  Stockholder action; special meeting of stockholders.  Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated bylaws will further provide that special meetings of our stockholders may be called only by our chairman of the board, our chief executive officer, our president or a majority of our Board of Directors.

•                  Advance notice requirements for stockholder proposals and director nominations.  Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•                  Issuance of undesignated preferred stock.  After the filing of our restated certificate of incorporation, our Board of Directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•                  Super majority vote to amend certificate of incorporation and bylaws.  Our restated certificate of incorporation will provide that if two-thirds of our Board of Directors approves the amendment of our certificate of incorporation and bylaws, or any provisions thereof, then such amendment need only be approved by stockholders holding a majority of our outstanding shares of common stock entitled to vote. Otherwise, such amendment must be approved by stockholders holding two-thirds of our outstanding shares of common stock entitled to vote.

Stock exchange listing

We have applied to list our common stock on The NASDAQ Capital Market under the symbol “PLPM.” Since March 20, 2006, shares of our common stock have traded on AIM under the symbols “PPT” and “PPTR,” and immediately subsequent to the effectiveness of this registration statement will continue to trade on AIM. Since November 19, 2008, shares of our common stock have traded on the OTCQX under the symbol “PLPM,” and immediately subsequent to the effectiveness of this registration statement will cease to trade on the OTCQX.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Investor Services. Affiliates of our transfer agent in each of the United States and the United Kingdom are collectively responsible for managing both our legal share register in the United States and the United Kingdom and our interaction, including moving our shares into and out of, both the United Kingdom’s CREST electronic clearing system, or CREST, and Depositary Trust Company, or DTC, systems.

Our common stock and trading in the United States and the United Kingdom

All of our issued and outstanding shares of common stock will be listed for trading on both The NASDAQ Capital Market and AIM in the United Kingdom. Our common stock has traded, and immediately subsequent to the effectiveness of this registration statement will cease to trade, on the OTCQX.

Our common stock in the United States

All of our shares of common stock are considered “restricted securities” in the United States under the rules of the SEC, although our shares of common stock are currently trading, and will continue to trade after the effectiveness of this registration statement, on AIM, without the restriction described below. In general, restricted securities are eligible for resale in the United States under Rule 144, as promulgated by the SEC under the Securities Act. Among other things, Rule 144 requires holders of securities not registered in the United States to have held such securities for a minimum holding period and, in certain cases, to be subject to certain volume limitations, prior to selling such securities in the United States. Under the rules of the SEC, resales under Rule 144 are not eligible until this registration statement has been effective for 90 days. In addition, if such a person is not an affiliate of ours and has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares immediately without complying with any of the requirements of Rule 144.

Shares of common stock which are restricted securities may contain a restrictive legend and may only be transferred or exchanged in the United States pursuant to an effective registration statement under the Securities Act or an available exemption from the registration requirements of the Securities Act, such as in accordance with Rule 144. All holders of common stock that are restricted securities are entitled to the same rights and privileges as all of our other stockholders.

Our common stock traded on AIM in the United Kingdom

All of the shares of our common stock are admitted for trading on AIM and will be listed for trading on The NASDAQ Capital Market. Our shares that trade on AIM under the ticker “PPT” are held in certificated form by individual stockholders or by Computershare, which acts as a depositary, pursuant to a trust deed with us. Computershare Company Nominees Limited, in turn, issues Depositary Interests, or DIs, to each of the brokerage firms that are members of CREST, which hold interests in shares on behalf of their clients who are stockholders. DIs are traded through CREST, operated by Euroclear U.K. & Ireland Limited. Our shares that trade on AIM under the ticker “PPTR” are held in certificated form, as will all shares held by Cede & Co. for DTC. Shares of our common stock that trade under the ticker “PPT” are unrestricted. Shares of our common stock that trade under the ticker “PPTR” are restricted under Regulation S of the Securities Act and are considered “restricted securities” under Rule 144. The legends on “PPTR” shares require the seller and seller’s broker to provide standard letters in connection with a sale of stock, under which they represent that the sale is in compliance with the offshore resale requirements of Rule 904 of the Securities Act. We expect that in due course after the completion of the effectiveness of this registration statement, our shares will cease trading on AIM under the ticker “PPTR” but will continue to trade on AIM under the ticker “PPT.”

The AIM Rules

For so long as any of our common stock is admitted for trading on AIM, we are subject to the AIM Rules. A copy of the AIM Rules may be obtained at the London Stock Exchange’s website at www.londonstockexchange.com. The information on, or that can be accessed through, this website is not part of this registration statement.

The AIM Rules regulate the admission of shares to trading on AIM and impose various continuing obligations on AIM-listed companies. Under the AIM Rules, we are obliged, among other things, to:

•                  disclose to the public details of certain transactions and various corporate and other information relating to our business and our stockholders;

•                  seek the approval of our stockholders for certain corporate transactions, such as reverse takeovers, transactions resulting in fundamental changes in our business or a cancellation of our AIM listing;

•                  publish half-yearly and annual accounts within certain time periods and in accordance with prescribed accounting standards; and

•                  ensure that our directors and certain employees do not deal in our shares during prescribed periods prior to the publication of our financial results or when we are in possession of material non-public information.

The AIM Rules also require us to retain the services of a nominated advisor, or Nomad, and a broker. The Nomad is a full time corporate finance advisor approved by the London Stock Exchange to act in this capacity. The Nomad assesses our overall suitability for AIM and assists us in meeting our continuing obligations under the AIM Rules, maximizing the benefits of our AIM quotation and dealing with market issues as they arise. The Nomad also has responsibilities to the London Stock Exchange itself and must comply with the AIM Rules for Nominated Advisers. A broker is a securities house that is a member of the London Stock Exchange and is responsible for facilitating and promoting trading in a company’s shares on the market. Often an AIM company will choose the same firm to act as both Nomad and broker and Canaccord Genuity Ltd acts in this joint capacity for us.

The AIM Rules also enable the London Stock Exchange to take various steps to fine or censure us or impose other sanctions, including suspending or cancelling the trading of our shares on AIM, should we breach the AIM Rules or in order to preserve the integrity of the market or protect investors.

Disclosure and transparency rules

We are required to notify AIM if we are notified that the percentage of voting rights a stockholder holds in us (or are deemed to hold through their direct or indirect holding of financial instruments) reaches, exceeds or falls below 3% of our total outstanding voting rights, or any 1% increment above the 3% threshold. Since we are not subject to Chapter 5 of the Disclosure and Transparency Rules of the Financial Services Authority, our stockholders are not required to provide us notification upon reaching, exceeding or falling below these thresholds. However, our restated bylaws provide that any stockholder that becomes the beneficial owner of 3% or more of our outstanding shares must submit notice within three business days of reaching or exceeding such beneficial ownership threshold, or thereafter upon acquiring additional shares representing 1% or more of our outstanding shares. In addition, we may issue a disclosure notice to any stockholder at any time and the stockholder shall be obliged to respond in writing confirming such details as the disclosure notice requires within 14 days of receipt of the disclosure notice.

Moving our shares of common stock between the United States and the United Kingdom

If a holder of our common stock in certificated form, or as DIs in uncertificated form in the CREST system, wishes to sell its shares on The NASDAQ Capital Market, the holder needs to use an eligible U.S. brokerage firm and, in general, abide by Rule 144. Upon sale of the common stock on The NASDAQ Capital Market through an eligible U.S. brokerage firm, such firm will need to contact our transfer agent, who will either take possession of the share certificate(s) or remove the shares from the CREST system and, in turn, convert such shares to certificated form in the name of Cede & Co, as nominee for DTC. The common stock held by Cede & Co. for DTC will be then be transferred by DTC to the purchaser.

Conversely, if a holder of common stock in the United States wishes to sell its common stock via AIM using the CREST system, the holder will need to contact Computershare and request that the shares be removed from the DTC system and converted to certificated form in the name of Computershare Company Nominees Limited, who will deposit such common stock in the CREST system.

Please note that the arrangements described above may be difficult or unavailable due to:

•                  temporary delays that may arise because the transfer books for the common stock are closed;

•                 obligations to pay fees, taxes and similar charges that would arise; or

•                  restrictions imposed because of laws or regulations applicable to shares of common stock in the United States or the United Kingdom.

Shares eligible for future sale

There has been only a limited public market for our common stock in the United States prior to this registration statement. Since 2006, shares of our common stock have been listed for trading on AIM in London, and since 2008 shares of our common stock have been listed for trading on the OTCQX in the United States. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after the effectiveness of this registration statement, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

As of June 30, 2012, a total of 59,203,835 shares of common stock (which includes preferred stock on an as-converted to common stock basis) are outstanding, assuming that there are no exercises of options or warrants after June 30, 2012. All of these shares will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 and Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares immediately without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•                  1% of the number of shares of common stock then outstanding or

•                  the average weekly trading volume of the common stock on The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of the effectiveness of this registration statement that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this registration statement in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration statement on Form S-8

As soon as practicable after the effectiveness of this registration statement, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding and reserved for issuance under our equity incentive plans.

Item 12.                  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation to be effective upon the effectiveness of the registration statement contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•                  any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•                  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•                  under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•                  any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws to be effective upon the effectiveness of this registration statement provide that:

•                  the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•                  the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•                  the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•                  the rights conferred in the bylaws are not exclusive.

The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Registrant regarding which indemnification is sought. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

One of Registrant’s directors (Shane Kim) is also indemnified by his employer with regard to his service on the Registrant’s Board of Directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit title	Exhibit number
Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the effectiveness of this registration statement	3.2
Form of Restated Bylaws of the Registrant, to be in effect upon the effectiveness of this registration statement	3.4
Registration Rights Agreement, dated November 10, 2004, by and among Registrant and certain security holders of the Registrant, as amended	4.2
Form of Indemnification Agreement	10.1

Limitations on liability and indemnification matters

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•                  any breach of the director’s duty of loyalty to us or our stockholders;

•                  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•                  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•                  any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation provides that we are required to indemnify our directors and our restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our restated certificate of incorporation or restated bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our restated bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Item 13.    Financial Statements and Supplementary Data

See our consolidated financial statements beginning on page F- 1 and financial statement schedule on page F-33.

Item 14.    Change in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15.    Financial Statements and Exhibits

(a)                                  Financial Statements.

See our consolidated financial statements beginning on page F-1.

(b)                                 Exhibits.  The following exhibits are included herein or incorporated herein by reference:

		Incorporated by reference
Exhibit number	Description of exhibit	Form	File no.	Exhibit	Filing date	Filed herewith
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	S-1	333-175705	3.1	7/21/2011
3.2	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the effectiveness of this registration statement.	10	001-35699	3.2	10/10/2012
3.3	Amended and Restated Bylaws of the Registrant.	S-1	333-175705	3.3	7/21/2011
3.4	Form of Restated Bylaws of the Registrant, to be in effect upon the effectiveness of this registration statement.	S-1	333-175705	3.4	1/31/2012
4.1	Form of Registrant’s common stock certificate.					X
4.2	Registration Rights Agreement, dated November 10, 2004, as amended, by and among Registrant and certain security holders of the Registrant.	S-1	333-175705	4.2	7/21/2011
4.3	Form of Warrant Agreement to purchase shares of Registrant’s common stock.	S-1	333-175705	4.3	7/21/2011
10.1	Form of Indemnification Agreement.	S-1	333-175705	10.1	7/21/2011
10.2	2000 Stock Incentive Plan and forms of stock option agreement and stock option exercise agreement.	S-1	333-175705	10.2	7/21/2011
10.3	2006 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.	S-1	333-175705	10.3	7/21/2011
10.4	2012 Equity Incentive Plan, to be in effect on the day before the effectiveness of this registration statement, and forms of notice of stock option award and stock option award agreement, notice of restricted stock award and restricted stock agreement, notice of stock appreciation right award and stock appreciation right award agreement, and notice of restricted stock unit award and restricted stock unit award agreement.	10	001-35699	10.4	10/10/2012
10.5	2012 Employee Stock Purchase Plan, to be in effect upon the effectiveness of this registration statement, and form of subscription agreement.	10	001-35699	10.5	10/10/2012
10.6	Offer letter, dated November 8, 2009, by and between the Registrant and Robert J. Cox III.	S-1	333-175705	10.6	7/21/2011
10.7	Offer letter, dated October 30, 2006, by and between the Registrant and Kieth W. Flaherty.	S-1	333-175705	10.7	7/21/2011
10.8	Offer letter, dated October 21, 2003, by and between the Registrant and Alan M. Lubitz.	S-1	333-175705	10.8	7/21/2011

		Incorporated by reference
Exhibit number	Description of exhibit	Form	File no.	Exhibit	Filing date	Filed herewith
10.9	Executive Retention Agreement, dated February 9, 2010, by and between the Registrant and Philip D. Beck.	S-1	333-175705	10.9	7/21/2011
10.10	Executive Retention Agreement, dated February 9, 2010, by and between the Registrant and Graham N. Arad.	S-1	333-175705	10.10	7/21/2011
10.11	Executive Retention Agreement, dated November 9, 2009, by and between the Registrant and Robert J. Cox III.	S-1	333-175705	10.11	7/21/2011
10.12	Agreement of Lease, dated August 15, 2005, by and between the Registrant and BDP Realty Associates, LLC.	S-1	333-175705	10.12	7/21/2011
10.13†	Service Agreement, dated March 10, 2008, as amended, by and between Planet Payment (Hong Kong) Ltd and Global Payments Asia-Pacific Processing Company Limited.	S-1	333-175705	10.13	12/13/2011
10.14†	Service Agreement, dated November 1, 2007, by and between Planet Payment (Hong Kong) Ltd and Global Payments Asia Pacific Processing Company Limited and subsequently assigned to Global Payments Asia-Pacific (Shanghai) Limited.	S-1	333-175705	10.14	12/13/2011
10.15†	Service Agreement, dated October 20, 2009, by and between Planet Payment (Hong Kong) Ltd and Global Payments Asia-Pacific Processing Company Limited.	S-1	333-175705	10.15	12/13/2011
10.16†	Multi-Currency Processing Agreement, dated January 10, 2010, by and among the Registrant, Planet Payment (Hong Kong) Ltd and Network International, LLC.	S-1	333-175705	10.16	12/13/2011
10.17	Long-Term Incentive Restricted Stock Agreement, dated July 26, 2011, by and between the Registrant and Philip D. Beck.	S-1	333-175705	10.17	1/31/2012
21.1	List of Subsidiaries of the Registrant.	S-1	333-175705	21.1	8/21/2012

†                                          Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Planet Payment, Inc.

Date:	October 25, 2012	By:	/s/ PHILIP D. BECK
Philip D. Beck
Chairman of the Board of Directors,
Chief Executive Officer and President

Exhibit Index

		Incorporated by reference
Exhibit number	Description of exhibit	Form	File no.	Exhibit	Filing date	Filed herewith
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	S-1	333-175705	3.1	7/21/2011
3.2	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the effectiveness of this registration statement.	10	001-35699	3.2	10/10/2012
3.3	Amended and Restated Bylaws of the Registrant.	S-1	333-175705	3.3	7/21/2011
3.4	Form of Restated Bylaws of the Registrant, to be in effect upon the effectiveness of this registration statement.	S-1	333-175705	3.4	1/31/2012
4.1	Form of Registrant’s common stock certificate.					X
4.2	Registration Rights Agreement, dated November 10, 2004, as amended, by and among Registrant and certain security holders of the Registrant.	S-1	333-175705	4.2	7/21/2011
4.3	Form of Warrant Agreement to purchase shares of Registrant’s common stock.	S-1	333-175705	4.3	7/21/2011
10.1	Form of Indemnification Agreement.	S-1	333-175705	10.1	7/21/2011
10.2	2000 Stock Incentive Plan and forms of stock option agreement and stock option exercise agreement.	S-1	333-175705	10.2	7/21/2011
10.3	2006 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.	S-1	333-175705	10.3	7/21/2011
10.4	2012 Equity Incentive Plan, to be in effect on the day before the effectiveness of this registration statement, and forms of notice of stock option award and stock option award agreement, notice of restricted stock award and restricted stock agreement, notice of stock appreciation right award and stock appreciation right award agreement, and notice of restricted stock unit award and restricted stock unit award agreement.	10	001-35699	10.4	10/10/2012
10.5	2012 Employee Stock Purchase Plan, to be in effect upon the effectiveness of this registration statement, and form of subscription agreement.	10	001-35699	10.5	10/10/2012
10.6	Offer letter, dated November 8, 2009, by and between the Registrant and Robert J. Cox III.	S-1	333-175705	10.6	7/21/2011
10.7	Offer letter, dated October 30, 2006, by and between the Registrant and Kieth W. Flaherty.	S-1	333-175705	10.7	7/21/2011
10.8	Offer letter, dated October 21, 2003, by and between the Registrant and Alan M. Lubitz.	S-1	333-175705	10.8	7/21/2011
10.9	Executive Retention Agreement, dated February 9, 2010, by and between the Registrant and Philip D. Beck.	S-1	333-175705	10.9	7/21/2011
10.10	Executive Retention Agreement, dated February 9, 2010, by and between the Registrant and Graham N. Arad.	S-1	333-175705	10.10	7/21/2011

		Incorporated by reference
Exhibit number	Description of exhibit	Form	File no.	Exhibit	Filing date	Filed herewith
10.11	Executive Retention Agreement, dated November 9, 2009, by and between the Registrant and Robert J. Cox III.	S-1	333-175705	10.11	7/21/2011
10.12	Agreement of Lease, dated August 15, 2005, by and between the Registrant and BDP Realty Associates, LLC.	S-1	333-175705	10.12	7/21/2011
10.13†	Service Agreement, dated March 10, 2008, as amended, by and between Planet Payment (Hong Kong) Ltd and Global Payments Asia-Pacific Processing Company Limited.	S-1	333-175705	10.13	12/13/2011
10.14†	Service Agreement, dated November 1, 2007, by and between Planet Payment (Hong Kong) Ltd and Global Payments Asia Pacific Processing Company Limited and subsequently assigned to Global Payments Asia-Pacific (Shanghai) Limited.	S-1	333-175705	10.14	12/13/2011
10.15†	Service Agreement, dated October 20, 2009, by and between Planet Payment (Hong Kong) Ltd and Global Payments Asia-Pacific Processing Company Limited.	S-1	333-175705	10.15	12/13/2011
10.16†	Multi-Currency Processing Agreement, dated January 10, 2010, by and among the Registrant, Planet Payment (Hong Kong) Ltd and Network International, LLC.	S-1	333-175705	10.16	12/13/2011
10.17	Long-Term Incentive Restricted Stock Agreement, dated July 26, 2011, by and between the Registrant and Philip D. Beck.	S-1	333-175705	10.17	1/31/2012
21.1	List of Subsidiaries of the Registrant.	S-1	333-175705	21.1	8/21/2012

†                                          Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

Index to consolidated financial statements and financial statement schedule

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Planet Payment, Inc.

We have audited the accompanying consolidated balance sheets of Planet Payment, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive (loss) income, cash flows, and changes in convertible preferred stock and stockholders’ (deficit) equity for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule on page F-33. These financial statements and financial statements schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Planet Payment, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the accompanying December 31, 2011, 2010 and 2009 consolidated financial statements have been retrospectively adjusted to reflect the Company’s adoption of Financial Accounting Standards Board Accounting Standards Update 2011-05, Presentation of Comprehensive Income.

/s/ DELOITTE & TOUCHE LLP

New York, New York

March 30, 2012

(May 23, 2012 as to the effect of the retrospective application of ASU 2011-05 discussed in Note 2)

Planet Payment, Inc. consolidated balance sheets

	December 31,		June 30,
	2010	2011	2012
			(Unaudited)
Current assets:
Cash and cash equivalents	$5,182,499	$7,671,963	$6,646,755
Restricted cash	2,060,357	1,941,909	2,460,111
Accounts receivable, net of allowances of $1.4 million as of December 31, 2010 and 2011, and June 30, 2012 (unaudited)	3,326,111	4,768,040	3,742,959
Prepaid expenses and other assets	638,953	947,043	1,789,793
Total current assets	11,207,920	15,328,955	14,639,618
Other assets:
Restricted cash	750,000	659,958	599,974
Property and equipment, net	1,384,310	1,223,562	1,241,693
Software development costs, net	4,635,799	4,978,002	4,912,524
Intangible assets, net	945,681	799,648	3,438,907
Goodwill	—	—	624,827
Security deposits and other assets	245,281	213,230	310,422
Deferred IPO costs	—	1,650,789	2,346,210
Total other assets	7,961,071	9,525,189	13,474,557
Total assets	$19,168,991	$24,854,144	$28,114,175
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$591,461	$993,872	$1,013,580
Accrued expenses	495,457	2,482,255	3,369,589
Due to merchants	2,294,252	2,137,064	2,592,196
Current portion of term debt and capital leases	917,834	247,257	217,724
Total current liabilities	4,299,004	5,860,448	7,193,089
Long-term liabilities:
Long-term portion of capital leases and other long-term liabilities	213,351	248,730	409,461
Convertible debt	8,979,926	—	—
Total long-term liabilities	9,193,277	248,730	409,461
Total liabilities	13,492,281	6,109,178	7,602,550
Commitments and contingencies (Note 8)
Stockholders’ equity:
Convertible preferred stock—4,000,000 shares authorized, $0.01 par value: Series A—2,243,750 issued and outstanding as of December 31, 2010 and 2011 and June 30, 2012 (unaudited); $8,975,000 aggregate liquidation preference	22,438	22,438	22,438
Common stock—70,000,000 shares authorized as of December 31, 2010 and 80,000,000 shares authorized as of December 31, 2011 and June 30, 2012 (unaudited), $0.01 par value, and 46,068,496, 51,764,405 and 52,352,691 shares issued and outstanding as of December 31, 2010, December 31, 2011 and June 30, 2012 (unaudited), respectively	460,684	517,644	523,527
Additional paid-in capital	83,459,133	94,083,901	96,281,841
Warrants	1,607,723	1,622,651	1,622,651
Accumulated other comprehensive loss	(27,600)	(40,729)	(106,418)
Accumulated deficit	(79,845,668)	(77,460,939)	(77,832,414)
Total stockholders’ equity	5,676,710	18,744,966	20,511,625
Total liabilities and stockholders’ equity	$19,168,991	$24,854,144	$28,114,175

The accompanying notes are an integral part of these financial statements

Planet Payment, Inc. consolidated statements of operations

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Revenue:
Net revenue	$26,319,319	$30,553,164	$41,858,166	$19,867,007	$21,797,974
Operating expenses:
Cost of revenue:
Payment processing service fees	10,175,430	10,051,640	11,677,012	5,643,131	5,217,839
Processing and service costs	6,282,743	6,980,981	9,093,674	4,387,906	5,373,419
Software licenses impairment	—	1,108,514	—	—	—
Total cost of revenue	16,458,173	18,141,135	20,770,686	10,031,037	10,591,258
Selling, general and administrative expenses	12,822,449	14,304,448	18,152,014	8,631,157	11,319,331
Total operating expenses	29,280,622	32,445,583	38,922,700	18,662,194	21,910,589
(Loss) income from operations	(2,961,303)	(1,892,419)	2,935,466	1,204,813	(112,615)
Other (expense) income:
Interest expense	(1,236,504)	(1,169,578)	(319,098)	(288,418)	(28,575)
Interest income	18,702	429	1,582	648	413
Other income, net (Notes 6 and 7)	—	—	98,682	58,682	—
Total other (expense) income, net	(1,217,802)	(1,169,149)	(218,834)	(229,088)	(28,162)
(Loss) income from operations before provision for income taxes	(4,179,105)	(3,061,568)	2,716,632	975,725	(140,777)
Provision for income taxes	(4,095)	(3,219)	(331,903)	—	(230,698)
Net (loss) income	$(4,183,200)	$(3,064,787)	$2,384,729	$975,725	$(371,475)
Basic net (loss) income per share applicable to common stockholders	$(0.12)	$(0.08)	$0.04	$0.02	$(0.01)
Diluted net (loss) income per share applicable to common stockholders	$(0.12)	$(0.08)	$0.04	$0.02	$(0.01)
Weighted average common stock outstanding (basic)	33,725,727	40,431,073	49,348,033	47,837,945	51,906,425
Weighted average common stock outstanding (diluted)	33,725,727	40,431,073	52,167,492	56,829,616	51,906,425

The accompanying notes are an integral part of these financial statements

Planet Payment, Inc. consolidated statements of comprehensive (loss) income

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Net (loss) income	$(4,183,200)	$(3,064,787)	$2,384,729	$975,725	$(371,475)
Foreign currency translation adjustment	—	(27,600)	(13,129)	1,730	(65,689)
Total comprehensive (loss) income	$(4,183,200)	$(3,092,387)	$2,371,600	$977,455	$(437,164)

The accompanying notes are an integral part of these financial statements

Planet Payment, Inc. consolidated statements of cash flows

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(4,183,200)	$(3,064,787)	$2,384,729	$975,725	$(371,475)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Stock-based expense	1,213,659	739,992	555,882	216,715	540,397
Depreciation and amortization expense	1,537,674	1,769,650	2,416,873	1,180,421	1,307,461
Provision (recovery) for doubtful accounts	14,997	(36,703)	75,384	56,082	78,988
Software license impairment charge	—	1,108,514	—	254,636	—
Write off of note receivable	257,596	—	—	—	—
Non-cash interest expense on notes payable	34,174	—	—	—	—
Non-cash interest expense on convertible debt	808,193	808,193	254,636	—	—
Non-cash interest expense on term debt	337,926	295,743	—	—	—
Warrant expense	231,366	89,741	14,928	9,776	—
Common stock issued for payment of account payable	—	—	20,000	—	—
Derecognition of note payable	—	—	(700,000)	(660,000)	—
Non-cash prepayment fee on conversion of convertible debt	—	—	601,318	601,318	—
Changes in operating assets and liabilities net of effects of acquisitions:
(Increase) decrease in settlement assets	(453,130)	(46,859)	118,448	(88,998)	(518,202)
(Increase) decrease in accounts receivables, prepaid expenses and other current assets	(229,105)	(1,787,798)	(1,825,403)	(696,688)	443,426
Decrease (increase) in software licenses	194,225	(80,209)	—	—	—
(Increase) decrease in security deposits and other assets	(110,570)	52,247	32,051	28,691	(6,901)
(Decrease) increase in accounts payable and accrued expenses	(1,073,787)	231,768	2,088,190	888,737	(63,572)
Increase (decrease) in due to merchants	608,992	201,103	(157,188)	68,348	455,132
Other	(7,432)	(1)	(13,128)	11,511	(16,007)
Net cash (used in) provided by operating activities	(818,422)	280,594	5,866,720	2,846,274	1,849,247
Cash flows from investing activities:
(Increase) decrease in restricted cash	(495,267)	—	90,042	88,460	59,984
Purchase of property and equipment	(143,370)	(300,540)	(161,705)	(168,392)	(95,782)
Capitalized software development	(1,804,822)	(1,970,349)	(1,862,653)	(886,103)	(744,902)
Purchase of intangible assets	(121,305)	(79,618)	(78,453)	(49,443)	(38,318)
Cash paid for business combination, net of cash acquired	—	—	—	—	(1,577,829)
Net cash used in investing activities	(2,564,764)	(2,350,507)	(2,012,769)	(1,015,478)	(2,396,847)
Cash flows from financing activities:
Proceeds from issuance of common stock	6,999,161	6,058,702	269,965	238,310	61,680
Proceeds from convertible debt	350,000	—	—	—	—
Principal payments on capital lease obligations	(101,789)	(187,144)	(284,682)	(127,846)	(184,757)
Payment of capital-raising expense	(368,134)	(343,969)	—	—	—
Repayment of long-term debt	—	(2,000,000)	—	—	—
Payment of IPO costs	—	—	(1,349,770)	—	(354,531)
Net cash provided by (used in) financing activities	6,879,238	3,527,589	(1,364,487)	110,464	(477,608)
Effect of exchange rate changes on cash and cash equivalents(*)	9,523	(27,600)	—	—	—
Net increase (decrease) in cash and cash equivalents	3,505,575	1,430,076	2,489,464	1,941,260	(1,025,208)
Beginning of period	246,848	3,752,423	5,182,499	5,182,499	7,671,963
End of period	$3,752,423	$5,182,499	$7,671,963	$7,123,759	$6,646,755
Supplemental disclosure:
Cash paid for:
Interest	$56,211	$65,642	$64,462	$33,782	$27,872
Income taxes	2,917	142	233,535	—	179,027
Non cash investing and financing activities:
Convertible debt converted to common stock	$450,000	$—	$8,979,926	$8,979,926	$—
Common stock issued to pay accrued interest	1,519,336	1,103,936	—	—	—
Common stock issued for BPS acquisition	—	—	—	—	1,596,862
Common stock issued as payment of accounts payable	34,125	—	—	20,000	—
Common stock issued for stock options and warrants exercised	—	19,661	354	9,776	—
Assets acquired under capital leases	252,136	223,965	349,484	223,815	180,805
Common stock issued for warrants exercised	—	2,000,000	—	—	—
Reduction of long-term debt through exercise of warrants	—	(2,000,000)	—	—	—
Derecognition of note payable	—	—	—	660,000	—
Prepayment fee on conversion of convertible debt	—	—	—	601,318	—
Accrued IPO costs	—	—	301,019	—	340,890

(*)                                 For the year ended December 31, 2011 and the six months ended June 30, 2011 and 2012, the effect of exchange rate changes on cash and cash equivalents was inconsequential.

The accompanying notes are an integral part of these financial statements

Planet Payment, Inc. consolidated statements of changes in convertible preferred stock and stockholders’ (deficit) equity

	Convertible preferred stock $0.01 par value— 4,000,000 shares authorized Series A		Common stock $0.01 par value— 70,000,000 shares authorized as of December 31, 2008, 2009 and 2010 and 80,000,000 shares authorized as of December 31, 2011 and June 30,		Additional		Accumulated other		Total
	Shares	Shares par	2012 (unaudited)		paid-In		comprehensive	Accumulated	stockholders’
	issued	value	Issued	Par value	capital	Warrants	loss	deficit	(deficit) equity
Balance—December 31, 2008	2,243,750	$22,438	26,931,007	$269,310	64,243,699	$1,286,616	—	$(72,597,681)	$(6,775,618)
Stock issued	—	—	12,239,206	122,391	8,512,097	—	—	—	8,634,488
Warrant expense	—	—	—	—	—	231,366	—	—	231,366
Stock-based expense	—	—	—	—	1,213,659	—	—	—	1,213,659
Cumulative translation adjustment(1)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(4,183,200)	(4,183,200)
Balance—December 31, 2009	2,243,750	22,438	39,170,213	391,701	73,969,455	1,517,982	—	(76,780,881)	(879,305)
Stock issued	—	—	5,357,897	53,579	6,765,090	—	—	—	6,818,669
Warrants exercised	—	—	1,526,718	15,267	1,984,733	—	—	—	2,000,000
Options exercised	—	—	13,668	137	(137)	—	—	—	—
Warrant expense	—	—	—	—	—	89,741	—	—	89,741
Stock-based expense	—	—	—	—	739,992	—	—	—	739,992
Cumulative translation adjustment	—	—	—	—	—	—	(27,600)	—	(27,600)
Net loss	—	—	—	—	—	—	—	(3,064,787)	(3,064,787)
Balance—December 31, 2010	2,243,750	22,438	46,068,496	460,684	83,459,133	1,607,723	(27,600)	(79,845,668)	5,676,710
Stock issued	—	—	4,484,776	44,848	9,811,033	—	—	—	9,855,881
Restricted stock issued	—	—	915,000	9,150	—	—	—	—	9,150
Warrants exercised	—	—	28,560	286	(286)	—	—	—	—
Options exercised	—	—	267,573	2,676	258,139	—	—	—	260,815
Warrant expense	—	—	—	—	—	14,928	—	—	14,928
Stock-based expense	—	—	—	—	555,882	—	—	—	555,882
Cumulative translation adjustment	—	—	—	—	—	—	(13,129)	—	(13,129)
Net income	—	—	—	—	—	—	—	2,384,729	2,384,729
Balance—December 31, 2011	2,243,750	$22,438	51,764,405	$517,644	$94,083,901	$1,622,651	$(40,729)	$(77,460,939)	$18,744,966
Options exercised	—	—	99,949	999	60,681	—	—	—	61,680
Issuance of common shares—Acquisition of BPS	—	—	488,337	4,884	1,596,862	—	—	—	1,601,746
Stock-based expense	—	—	—	—	540,397	—	—	—	540,397
Cumulative translation adjustment	—	—	—	—	—	—	(65,689)	—	(65,689)
Net loss	—	—	—	—	—	—	—	(371,475)	(371,475)
Balance—June 30, 2012 (unaudited)	2,243,750	$22,438	52,352,691	$523,527	$96,281,841	$1,622,651	$(106,418)	$(77,832,414)	$20,511,625

(1)                                 Amount deemed inconsequential.

The accompanying notes are an integral part of these financial statements

Planet Payment, Inc.

Notes to consolidated financial statements

1. Business description and basis of presentation

Business description

Planet Payment, Inc. together with its wholly owned subsidiaries (“Planet Payment,” the “Company,” “we,” or “our”) is a provider of international payment processing and multi-currency processing services. The Company provides its services to approximately 34,000 active merchant locations in 18 countries and territories across the Asia Pacific region, North America, the Middle East, Africa and Europe, primarily through its acquiring bank and processor customers, as well as through its own direct sales force. The Company’s point-of-sale and e-commerce services are integrated within the payment card transaction flow and enable its acquiring customers to process and reconcile payment transactions in multiple currencies, geographies and channels. The Company is a registered third party processor with the major card associations and operates in accordance with industry standards, including the Payment Card Industry, or PCI, Security Council’s Data Security Standards.

Company structure

Planet Payment was incorporated in the State of Delaware on October 12, 1999 as Planet Group Inc. and changed its name to Planet Payment, Inc. on June 18, 2007.

Since March 20, 2006, shares of the Company’s common stock have traded on the Alternative Investment Market of the London Stock Exchange, or AIM, under the symbols “PPT” and “PPTR.” Since November 19, 2008, shares of the Company’s common stock have traded on the OTCQX market tier operated by OTC Markets Group, Inc., or the OTCQX, in the United States under the symbol “PLPM.”

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements include the accounts of Planet Payment, Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The Company evaluated subsequent events through March 30, 2012, the date on which the December 31, 2011 financial statements were available to be issued, and May 23, 2012, the date on which the revised, as to the effect of retrospective application of ASU 2011-05, December 31, 2011 financial statements were available to be issued. There were no events or transactions occurring during this subsequent reporting period that require recognition or disclosure in the financial statements.

For the six months ended June 30, 2012, the Company evaluated subsequent events through October 10, 2012, the date on which these interim financial statements were available to be issued. There were no events or transactions, other than the event disclosed in Note 18, occurring during this subsequent reporting period that require recognition or disclosure in the financial statements.

Unaudited consolidated interim financial information

The accompanying unaudited consolidated interim financial statements as of June 30, 2012 and for the six months ended June 30, 2012 and 2011 have been prepared on the same basis as the annual consolidated financial statements. In the opinion of the Company’s management, the unaudited financial information for the interim periods presented reflects all adjustments, which are normal and recurring, necessary for the fair presentation of the statement of operations, financial position and cash flows. Operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

2. Summary of significant accounting policies

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

On an on-going basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, recoverability of long-lived assets, and other assets and liabilities; the useful lives of intangible assets, property and equipment, capitalized software development costs; assumptions used to calculate stock-based expense including volatility, expected life and forfeiture rate; and income taxes (including recoverability of deferred taxes), among others. The Company bases its estimates on historical experience and on other various assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Revenue recognition

The Company derives revenue principally through fees earned under fixed contractual arrangements with customers who use our international payment and multi-currency processing services. The Company has two revenue streams:

Multi-currency processing services revenue

Multi-currency processing services revenue is the foreign currency transaction fee earned on processing and converting of a credit or debit card transaction from one currency into another currency. Multi-currency transaction processing services revenue is recognized upon settlement of the transaction.

Payment processing services revenue

The Company follows the requirements of reporting revenue gross as a principal versus net as an agent included in the Revenue Recognition Topic of ASC topic 605, in determining its payment processing services revenue reporting. Generally, where the Company has merchant portability, credit risk and ultimate responsibility for the merchant, revenue is reported at the time of settlement on a gross basis equal to the full amount of the discount charged to the merchant. This amount may include interchange paid to card issuing banks and assessments paid to payment card associations.

Payment processing services revenue is transaction based and priced either as a fixed fee per transaction or calculated based on a percentage of the transaction value. The fees are charged for processing services provided in facilitating the sale of goods and services by means of credit, debit and prepaid cards and other electronic payments and do not include the gross sales price paid by the ultimate buyer. Payment processing services revenue is recognized upon settlement of the transaction.

Our revenue is presented net of a provision for sales credits, which is estimated based on historical results and established in the period in which services are provided. As of the periods presented, there were no such provisions.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments purchased with original maturity of three months or less.

Restricted cash

Restricted cash is primarily held by either processing partners where the Company holds a share of underwriting risk and for other potential liabilities under processing or by the Company on behalf of an automated clearing house, or ACH, transaction processing customer. The restricted cash balance related to the ACH transaction processing customer represents a contractual requirement with a sponsor bank to hold three times the daily average of the last thirty days of transactions. The long-term portion of restricted cash is contractually required to be held by some of the Company’s processing partners and will remain restricted as long as the associated contracts are effective. As such, the Company classifies these portions as long-term.

Translation of non-U.S. currencies

The translation of assets and liabilities denominated in foreign currency into U.S. Dollars is made at the prevailing rate of exchange at the balance sheet date. Revenue and expenses are translated at the average exchange rates during the period. Translation adjustments are reflected in accumulated other comprehensive (loss) income on our consolidated balance sheets, while gains and losses resulting from foreign currency transactions are included in our consolidated statements of operations. Amounts resulting from foreign currency transactions included in our statement of operations were not material for the years ended December 31, 2009, 2010 and 2011 and for the six months ended June 30, 2011 and 2012.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments due to the Company. The amount of the allowance is based on historical experience and our analysis of the accounts receivable balance outstanding. While credit losses have historically been within the Company’s expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, additional allowances may be required which would result in an additional expense in the period that this determination was made. As of December 31, 2010 and 2011 and June 30, 2012, the Company has included an allowance for doubtful accounts of approximately $1.4 million.

Software licenses impairment

In the fourth quarter of 2010, due to the Company’s unsuccessful efforts to sell software licenses previously purchased for resale, management determined that the underlying undiscounted cash flow projections did not support the recorded value of the asset and the entire asset balance of $1.1 million was written off to cost of revenue for the year ended December 31, 2010.

Property, equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs, which do not improve or extend the useful life of the respective asset, are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

Software development costs and amortization

The Company capitalizes costs of materials, consultants and payroll and payroll-related costs incurred by employees involved in developing internal use computer software. Costs incurred during the preliminary project and post-implementation stages are charged to processing and service costs, which are included in cost of revenue as incurred. Software development costs are amortized to processing and service costs, which are included in cost of revenue on a straight-line basis over estimated useful lives of approximately three to five years. The Company performs periodic reviews to ensure that unamortized software costs remain recoverable from future cash flows. Capitalized software development costs, net, were $4.6 million, $5.0 million and $4.9 million as of December 31, 2010 and 2011 and June 30, 2012, respectively. Amortization expense totaled $0.9 million, $1.1 million, and $1.5 million for the years ended December 31, 2009, 2010 and 2011, respectively. Amortization expenses totaled $0.7 million and $0.9 million for the six months ended June 30, 2011 and 2012, respectively.

Goodwill, intangibles and long-lived assets

The Company records as goodwill the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired. Other acquired intangible assets, which primarily include identifiable acquired technology, is being amortized on a straight-line basis over five years, which approximates the pattern in which the assets are utilized, over their estimated useful lives.

The Company performs reviews to determine if the carrying value of its goodwill is impaired. The Company reviews goodwill for impairment at least annually during the fourth quarter, or more frequently if an event occurs indicating the potential for impairment. The Company reviews goodwill for impairment utilizing either a qualitative assessment or a two-step process. If the Company decides that it is appropriate to perform a qualitative assessment and conclude that the fair value of a reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. For reporting units where the Company performs the two-step process, the first step requires us to estimate the fair value of each reporting unit and compare that fair value to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired and no further evaluation is necessary. If the carrying value is higher than the estimated fair value, there is an indication that impairment may exist and the second step is required. In the second step, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit’s goodwill, the difference is recognized as an impairment charge.

For reporting units where the Company decides to perform a qualitative assessment, management assesses and makes judgments regarding a variety of factors which potentially impact the fair value of a reporting unit, including general economic conditions, industry and market-specific conditions, customer behavior, cost factors, our financial performance and trends, our strategies and business plans, capital requirements, management and personnel issues, and the Company’s stock price, among others. Management then considers the totality of these and other factors, placing more weight on the events and circumstances that are judged to most affect a reporting unit’s fair value or the carrying amount of its net assets, to reach a qualitative conclusion regarding whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.

For reporting units where the Company performs the two-step process, it may utilize a combination of the following approaches to assess fair value: (a) an income based approach, using projected discounted cash flows, (b) a market based approach, using multiples of comparable companies, and (c) a transaction based approach, using multiples for recent acquisitions of similar businesses made in the marketplace.

The Company’s estimate of fair value of each reporting unit may be based on a number of subjective factors, including: (a) appropriate consideration of valuation approaches (income approach, comparable public company approach, and comparable transaction approach), (b) estimates of future cost structure, (c) discount rates for estimated cash flows, (d) selection of peer group companies for the public company and the market transaction approaches, (e) required levels of working capital, (f) assumed terminal value, and (g) time horizon of cash flow forecasts.

The entire goodwill balance as of June 30, 2012 is attributable to the acquisition of BPS. The Company did not record any impairment of goodwill in 2009, 2010, and 2011 and for the six months ended June 30, 2012.

The Company evaluates long-lived assets, including property and equipment, capitalized software and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Long-lived asset impairments are assessed whenever changes in circumstances could indicate that the carrying amounts of those productive assets exceed their projected undiscounted cash flows. When it is determined that impairment exists, the related asset group is written down to its estimated fair market value. The determination of future cash flows and the estimated fair value of long-lived assets, involve significant estimates on the part of management. In order to estimate the fair value of a long-lived asset, the Company may engage a third party to assist with the valuation.

The Company’s process for assessing potential triggering events may include, but is not limited to, analysis of the following:

•                  any sustained decline in the Company’s stock price below book value;

•                 results of the Company’s goodwill impairment test;

•                  sales and operating trends affecting products and groupings;

•                  the impact on current and future operating results;

•                  any losses of key acquired customer relationships; and

•                  changes to or obsolescence of acquired technology, data, and trademarks.

The Company also evaluates the remaining useful life of its long-lived assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining estimated amortization period.

Deferred initial public offering (“IPO”) costs

Deferred IPO costs represent legal, accounting and other direct costs related to the Company’s efforts to raise capital through an IPO. Future costs related to the Company’s IPO activities will be deferred until the completion of the IPO, at which time they will be reclassified to additional paid-in capital as a reduction of the IPO proceeds. If the Company terminates its plan for an IPO, any deferred costs would be expensed at that time.

Due to merchants

Due to merchants represents funds collected on behalf of all the Company’s acquired merchants using the iPAY gateway ACH product or funds collected on behalf of directly acquired merchants as security deposits. The ACH funds are generally held for an average of three days before payment to the merchant.

Income taxes

The Company accounts for income taxes on the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in results of operations in the period during which the tax change occurs. The Company’s operations are conducted in various geographies with different tax rates. As the Company’s operations evolve this may impact the Company’s future effective tax rate.

The Company assesses whether it is necessary to establish a valuation allowance to reduce the deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company’s process includes evaluating both positive (for example, sources of taxable income) and negative (for example, historical losses) evidence and determining whether it is more likely than not that the deferred tax assets will not be realized.

ASC topic 740-10, Accounting for Income Taxes, prescribes a comprehensive model for how companies should recognize, measure, present, and disclose uncertain tax positions taken or expected to be taken on a tax return. The company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions, for all periods presented, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

Concentration of credit risk

The Company’s assets that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash and receivables from clients. The Company places its cash, cash equivalents, and restricted cash with financial banking institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Company also maintains cash balances at foreign banking institutions, which are not insured by the FDIC. As of December 31, 2010 and 2011 and June 30, 2012, the Company’s uninsured cash balances totaled $3.8 million, $6.8 million and $6.1 million, respectively.

The Company maintains an allowance for uncollectible accounts receivable based on expected collectability and perform ongoing credit evaluations of customers’ financial condition.

The Company’s accounts receivable concentrations of 10% and greater are as follows:

	As of December 31,		As of June 30,
	2010	2011	2012
			(Unaudited)
Customer A	33%	35%	26%
Customer B*	22	20	17
Customer C		14	13

*              Customer B is a sponsoring bank for certain merchants within the Company’s payment processing services. Customer B serves as an aggregator of merchant transactions and therefore, there is a concentration risk relating to receivables. However, revenues are generated from individual merchants that individually do not exceed 10% of the Company’s revenue.

The Company’s revenue concentrations of 10% and greater are as follows:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Customer A	24%	30%	28%	30%	23%
Customer C			12		18

Net (loss) income per share

The Company computes net (loss) income per share in accordance with Financial Accounting Standards Board (“FASB”) ASC 260, Earnings per Share (“ASC topic 260”). Under ASC topic 260, securities that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities and should be included in the two-class method of computing earnings per share. The Company’s preferred stockholders are entitled to participate in dividends and earnings when, and if, dividends are declared on the common stock. As such, the Company calculates net (loss) income per share using the two-class method. The two-class method is an earnings formula that treats a participating security as having rights to dividends that otherwise would have been available to common and preferred stockholders based on their respective rights to receive dividends. Losses are not allocated to the preferred stockholders for computing net loss per share under the two-class method because the preferred stockholders do not have contractual obligations to share in the losses of the Company.

Basic earnings per share is calculated by dividing net (loss) income, adjusted for amounts allocated to participating securities under the two-class method, if applicable, by the weighted average number of common stock outstanding during the period.

Diluted earnings per share is calculated by dividing net (loss) income by the weighted average number of shares of the Company’s common stock outstanding, assuming dilution, during the period. The diluted earnings per share calculation assumes (i) all stock options and warrants which are in the money are exercised at the beginning of the period and (ii) each issue or series of issues of potential common stock are considered in sequence from the most dilutive to the least dilutive. That is, dilutive potential common stock with the lowest “earnings add-back per incremental share” shall be included in dilutive earnings per share before those with higher earnings add back per incremental share. For this purpose potential dilutive common stock include the stock options, warrants, shares of preferred stock and convertible debt.

The following table sets forth the computation of basic and diluted net (loss) income per share:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Numerator:
Net (loss) income	$(4,183,200)	$(3,064,787)	$2,384,729	$975,725	$(371,475)
Amounts allocated to participating preferred stockholders under the two-class method	—	—	(283,154)	(116,002)	—
Net (loss) income applicable to common stockholders (basic and dilutive)	$(4,183,200)	$(3,064,787)	$2,101,575	$859,723	$(371,475)
Denominator:
Weighted average common stock outstanding (basic)	33,725,727	40,431,073	49,348,033	47,837,723	51,906,425
Common equivalent shares from options and warrants to purchase common stock	—	—	2,819,459	2,140,527	—
Dilutive effect of assumed conversion of preferred stock	—	—	—	6,851,144	—
Weighted average common stock outstanding (diluted)(1)	33,725,727	40,431,073	52,167,492	56,829,616	51,906,425
Basic net (loss) income per share applicable to common stockholders	$(0.12)	$(0.08)	$0.04	$0.02	$(0.01)
Diluted net (loss) income per share applicable to common stockholders(1)	$(0.12)	$(0.08)	$0.04	$0.02	$(0.01)

(1)           In accordance with ASC 260-10-45-48 for the year ended December 31, 2011 and the six months ended June 30, 2012, the Company has excluded 915,000 contingently issued restricted shares from diluted weighted average common stock outstanding as the contingent compensation (a) have not been satisfied at the reporting date nor (b) would have been satisfied if the reporting date was at the end of the contingency period.

The following table sets forth the weighted securities outstanding that have been excluded from the diluted net (loss) income per share calculation because the effect would have been antidilutive:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Stock options	6,605,583	7,264,204	170,543	2,527,108	8,369,738
Warrants	4,279,472	3,661,083	182,539	182,539	2,108,575
Convertible debt(1)	4,867,730	4,049,776	1,316,071	2,653,955	—
Convertible preferred stock(1)	6,851,144	6,851,144	6,851,144	—	6,851,144
Total antidilutive securities	22,603,929	21,826,207	8,520,297	5,363,602	17,329,457

(1)           Diluted net income per share increases when the convertible debt and convertible preferred stock are included in the required sequence in the diluted earnings per share computation. As such both the convertible debt and convertible preferred stock are excluded from the computation of diluted earnings per share for the year ended December 31, 2011 and the six months ended June 30, 2012. Only the convertible debt is excluded from the computation of diluted earnings per share for the six months ended June 30, 2012.

Stock-based expense and assumptions

Stock-based expense is measured at the grant date based on fair value and recognized as an expense over the requisite service period, net of an estimated forfeiture rate.

The following summarizes stock-based expense recognized by income statement classification:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Processing and service costs	$437,919	$211,582	$135,444	$68,354	$129,001
Selling, general and administrative expenses	1,007,106	618,151	435,366	158,137	411,396
Total stock-based expense	$1,445,025	$829,733	$570,810	$226,491	$540,397

The following summarizes stock-based expense recognized by type:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Stock options	$1,213,659	$739,992	$555,882	$216,715	$540,397
Warrants(1)	231,366	89,741	14,928	9,776	—
Total stock-based expense	$1,445,025	$829,733	$570,810	$226,491	$540,397

(1)           For the periods indicated in the table above, the Company issued warrants as a partial payment for legal services rendered.

A summary of the unamortized stock-based expense and associated weighted average remaining amortization periods for stock options and warrants is presented below:

	As of December 31, 2011		As of June 30, 2012
	Unamortized stock-based expense	Weighted average remaining amortization period (in years)	Unamortized stock-based expense	Weighted average remaining amortization period (in years)
(Unaudited)
Stock options	$786,668	1.69	$1,885,705	2.05
Warrants	—	—	—	—

Stock-based expense assumptions and vesting requirements

Determining the appropriate fair value model and calculating the fair value of options and warrants require the input of highly subjective assumptions, including the expected life, expected stock price volatility, and the number of expected options and warrants that will be forfeited prior to the completion of the vesting requirements. The Company uses the Black-Scholes Option Pricing Model to value its options and warrants.

The Company accounts for warrants issued to non-employees as expense at their fair value over the service period. Warrants issued to non-employees vest immediately upon issuance and are not required to be revalued.

Expected life

Due to the limited history of the Company’s common stock being publicly traded on AIM, the expected life for the Company’s options granted was determined based on the “simplified” method under the provisions of ASC 718-10, Compensation—Stock Compensation. The expected life of warrants granted was determined based on the warrants contractual life.

Expected stock price volatility

Due to the Company’s limited public company history, expected stock price volatility prior to December 31, 2011 was determined based upon the expected volatility of similar entities whose shares are publicly traded and have trading history commensurate with the expected life.

For options and warrants granted after January 1, 2012, the Company began estimating its expected volatility using a time-weighted average of its historical volatility in combination with the historical volatility of similar entities whose common shares are publicly traded.

Risk-free interest rate and dividend yield

The risk-free interest rates used for the Company’s options and warrants granted were the U.S. Treasury zero-coupon rates for bonds matching the expected life of an option or warrant on the date of grant.

The expected dividend yield is not applicable to any options or warrants granted as the Company has not paid any dividends and intends to retain any future earnings for use in its business.

Vesting requirements

Options granted to employees generally vest 1/3rd of the amount of shares subject to each option on each 12-month anniversary from the vesting commencement date over a three year period and expire ten years from the grant date.

A director’s annual grant vests and becomes exercisable as to 1/12th of the shares each month from the vesting commencement date. A director’s initial grant vests and becomes exercisable as to 1/3rd of the shares on the 12-month anniversary from the vesting commencement date and then 1/36th of the shares each month thereafter, such that the grant vests in full after three years. All directors’ options expire ten years from the grant date.

The Company’s 2000 Stock Incentive Plan allows for acceleration of the vesting of outstanding options granted upon the occurrence of certain events related to change of control, merger, and the sale of substantially all of our assets or liquidation of the company, at the discretion of the Company’s Board of Directors. The Company’s 2006 Equity Incentive Plan provides that if outstanding options are not assumed or replaced by a successor corporation, options shall immediately vest as to 100% of the shares at such time and on such conditions as the Company’s Board of Directors shall determine.

Warrants are generally issued for services performed by third parties or investments and are generally fully vested at grant and generally expire over a period of five years.

Black-Scholes assumptions used for options and warrants

The fair market value of each option and warrant granted for all periods presented has been estimated on the grant date using the Black-Scholes Option Pricing Model with the following assumptions:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
(Unaudited)
Expected life (in years)	5.0 - 6.0	5.0 - 6.0	5.0 - 6.32	5.0 - 6.32	5.25 - 6.00
Expected volatility (percentage)	35.43 - 36.80	28.20 - 36.23	27.80 - 36.68	27.80 - 36.68	45.13 - 46.70
Risk-free interest rate (percentage)	2.31 - 2.57	1.59 - 3.04	1.58 - 2.72	2.17 - 2.72	0.91 - 1.39
Expected dividend yield	—	—	—	—	—

The Company’s Board of Directors has historically set the exercise price of stock options based on a price per share not less than the fair value of the Company’s common stock on the date of grant. Since our shares of common stock began trading on AIM in 2006, the Company’s Board of Directors has determined that the fair value of the shares of common stock on the date of grant is the closing price of the Company’s common stock under the AIM symbol PPTR. The underlying security for all issued and outstanding options and warrants is the Company’s common stock trading under PPTR.

Long-term incentive restricted stock agreement assumptions and vesting requirements

On July 26, 2011, the Company made a restricted stock grant of 915,000 shares of the Company’s common stock to Philip Beck, its Chairman of the Board, Chief Executive Officer and President, pursuant to a Long-Term Incentive Restricted Stock Agreement. The 915,000 shares vest in four separate tranches, each with a different long-term performance goal. The agreement provides that (1) upon a corporate transaction, certain unvested shares accelerate and become vested, and (2) upon

Mr. Beck’s involuntary termination, certain unvested shares shall remain outstanding and become vested only at such time as the performance goals applicable to such unvested shares are satisfied. The performance goals for each tranche are outlined below:

•                  Tranche one (expires 12/31/2014): Performance condition award consisting of 305,000 shares that vest based upon the achievement of adjusted EBITDA (as will be defined in the Company’s earnings releases for the relevant periods) per fully diluted share greater than or equal to $0.36 per share for any fiscal year concluding after the date of the restricted stock grant and on or prior to the expiration date. The fair value of tranche one is $0.7 million.

•                  Tranche two (expires 12/31/2017): Performance condition award consisting of 47,000 shares that vest based upon the achievement of adjusted EBITDA (as will be defined in the Company’s earnings releases for the relevant periods) per fully diluted share greater than or equal to $0.64 per share for any fiscal year concluding after the date of the restricted stock grant and on or prior to the expiration date. The fair value of tranche two is $0.1 million.

•                  Tranche three (expires 12/31/2017): Performance condition award consisting of 469,000 shares that vest based upon the achievement of adjusted EBITDA (as will be defined in the Company’s earnings releases for the relevant periods) per fully diluted share greater than or equal to $0.71 per share for any fiscal year concluding after the date of the restricted stock grant and on or prior to the expiration date. The fair value of tranche three is $1.0 million.

•                  Tranche four (expires 12/31/2017): Market condition award consisting of 94,000 shares that vest based upon the fair market value of the Company’s stock being greater than or equal to $12.00 per share for 75 consecutive trading days in the United States for any period of time beginning after the date of the restricted stock grant and concluding on or prior to the expiration date. The fair value of tranche four is $5,600.

In accordance with ASC 718-10, the Company valued the performance condition and market condition awards using the Black-Scholes and binomial lattice models, respectively. The fair values of the performance condition awards are based upon the closing price of shares of the Company’s common stock that trade on AIM under the symbol “PPTR” on the date of grant. The total fair value of all three tranches of the performance condition awards is $1.8 million, of which no amounts have been expensed as it was not deemed probable that the performance conditions would be satisfied based on the financial assessment of December 31, 2011 and June 30, 2012. The Company will reassess the probability of achieving each performance condition metric at each reporting period. The total fair value of the market condition award is $5,600. Given the inconsequential nature of the amount, the Company recorded the entire expense at the time of grant. The expense related to the market condition award is not reversed even if the market conditions are not satisfied.

The fair value of the market condition award has been estimated on the grant date using a binomial lattice-based valuation pricing model with the following assumptions:

July 26, 2011
Expected life (in years)	5.3
Expected volatility (percentage)	31.68
Risk-free interest rate (percentage)	2.04
Expected dividend yield	—

For further information on the Company’s equity plans, please refer to Notes 14 and 15.

Fair value measurements

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized into a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

•                  Level 1 — Fair value measurements of the asset or liability using observable inputs such as quoted prices in active markets for identical assets and liabilities;

•                  Level 2 — Fair value measurements of the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•                  Level 3 — Fair value measurements of the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

The Company’s cash and cash equivalents balances are residing in cash operating accounts and are not invested in money market funds or an equivalent. The Company’s remaining asset and liability accounts are reflected in the consolidated financial statement at cost which approximates fair value because of the short-term nature of these items.

Recent accounting pronouncements

In May 2011, the FASB issued guidance resulting in common fair value measurement disclosure requirements between US GAAP and International Financial Reporting Standards. Consequently, the amendments change the wording used to describe many of the requirements in US GAAP for measuring fair value and disclosing information about fair value measurements. Some of the requirements clarify the FASB’s intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance were effective prospectively for interim and annual periods beginning after December 15, 2011, with no early adoption permitted. This standard was effective for the Company beginning with the quarter ended March 31, 2012. The Company adopted this standard as of January 1, 2012. The adoption had no material impact on the consolidated financial statements.

In June 2011, the FASB issued an accounting pronouncement that provides new guidance on the presentation of comprehensive income (FASB ASC Topic 220) in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. Under either method, entities must display adjustments for items reclassified from other comprehensive income to net income in both net income and other comprehensive income. The provisions for this pronouncement were effective for the fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. This standard was effective for the Company beginning with the quarter ended March 31, 2012. The Company adopted this standard in the quarter ended March 31, 2012. As a result of adoption, the December 31, 2011, 2010 and 2009 consolidated financial statements have been retrospectively adjusted to reflect the Company’s adoption of the two-statement approach as shown on pages F-5 and F-7.

In December 2011, the FASB issued accounting standards update ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income in Accounting Standards Update 2011-05, Comprehensive Income (FASB ASC Topic 220): Presentation of Comprehensive Income. The provisions for this update were effective for the fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. This standard was effective for the Company beginning with the three months ended March 31, 2012. As noted above, the Company adopted ASU No. 2011-05 as of January 1, 2012.

3. Branded Payment Solutions Acquisition

On May 23, 2012, the Company acquired all of the outstanding shares of Branded Payment Solutions Limited (“BPS”) for a purchase price of approximately $3.4 million consisting of approximately $1.8 million in cash and $1.6 million in equity or 488,337 shares of Common Stock of $0.01 par value each of Planet Payment, Inc. issued to the BPS shareholders. Of the 488,337 consideration shares, 72,887 (valued on the date of closing at $0.2 million) are subject to certain technology development milestones. The fair value of the shares was determined on the date of closing and will not change. The Company believes that it is probable that the technology milestones will be achieved.

The acquisition of BPS expands the scope of the Company’s global technology solutions. Planet Payment currently interfaces to the merchant’s point of sale through its proprietary, currency-neutral, payment processing technology platform, but does not provide applications on the point of sale. With the acquisition of BPS, the Company expects to be able to implement new and innovative solutions that can sit alongside and communicate with existing point of sale applications. In addition, BPS operates a prepaid debit card program in Europe targeted at shopping malls and other private label initiatives.

The Company expensed approximately $0.1 million of professional fees associated with the acquisition for the six months ended June 30, 2012, which is classified in selling, general and administrative expenses.

This business combination resulted in the total purchase price being allocated on a preliminary basis to the assets acquired and liabilities assumed according to their estimated fair values at the date of acquisition with the remaining unallocated purchase price recorded as goodwill as follows:

Current assets	$581,988
Property and equipment	29,758
Non-current assets	90,291
Developed technology	2,796,411
Goodwill	634,315
Total assets acquired	4,132,763
Total liabilities assumed	(711,283)
Net assets acquired	$3,421,480

Included in current assets is approximately $0.2 million of cash acquired.

The amount allocated to developed technology (the acquired intangible asset) is $2.8 million. The fair values assigned to developed technology was determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The acquired identifiable intangible assets are being amortized on a straight-line basis over five years, which approximates the pattern in which the assets are utilized, over their estimated useful lives.

Goodwill represents the excess of the purchase price over the fair values of the acquired net tangible and intangible assets. In accordance with the provisions of ASC 350, goodwill is not amortized but will be tested for impairment at least annually. The allocated value of goodwill of $0.6 million primarily relates to the anticipated synergies resulting from adding BPS with our current products and the acquired workforce. The goodwill amount has been assigned to the payment processing services segment. Neither the acquired goodwill nor intangible assets are deductible for tax purposes.

The liabilities assumed includes a $0.3 million deferred tax liability that relates primarily to the future amortization of acquired intangibles offset by a $0.2 million deferred tax asset that relates primarily to acquired net operating loss carryforwards.

The purchase price allocations for the BPS acquisition is provisional and is based on the information that was available as of the acquisition date to estimate the fair values of assets acquired and liabilities assumed. The purchase price allocation for this acquisition as reported as of June 30, 2012 represents the Company’s best estimates of the fair values and was based upon the information available to us. The Company is gathering and reviewing additional information necessary to finalize the value assigned to the acquired assets and liabilities assumed, as well as acquired identified intangible assets and goodwill. Therefore, the provisional measurements of fair values reported as of June 30, 2012 are subject to change. The Company is expected to finalize the purchase price allocations as soon as practicable but no later than one year from the respective acquisition date.

The results of BPS were included in our consolidated statement of operations from the date of acquisition. BPS revenue and net loss from the date of acquisition through June 30, 2012, were less than $0.1 million and $0.2 million, respectively. On June 18, 2012, the name BPS was changed to Planet Payment Solutions Limited.

Unaudited Pro Forma Summary of Operations

The accompanying unaudited pro forma summary represents our consolidated results of operations as if the acquisition of BPS had been completed as of January 1, 2011. The unaudited pro forma financial information includes the accounting effects of the business combination, including adjustments to the amortization of intangible assets and professional fees associated with the acquisition. The unaudited pro forma information does not necessarily reflect the actual results that would have been achieved, nor is it necessarily indicative of our future consolidated results.

	Six months ended June 30,
	2011	2012
Net revenue	$20,361,003	$21,946,476
Net income (loss)	76,244	(810,463)
Basic net income (loss) per share	0.00	(0.02)
Diluted net income (loss) per share	0.00	(0.02)

4. Property and equipment

Property and equipment, net consist of the following:

	Estimated useful life	As of December 31,		As of June 30,
	(years)	2010	2011	2012
				(Unaudited)
Equipment	5	$700,087	$1,102,132	$1,187,292
Computer hardware	5	2,128,112	1,292,504	1,494,620
Furniture and fixtures	5 - 7	178,080	77,779	81,497
Leasehold improvements	5 - 7	355,123	321,596	321,723
		3,361,402	2,794,011	3,085,132
Less: Accumulated depreciation and amortization		(1,977,092)	(1,570,449)	(1,843,439)
Property and equipment, net		$1,384,310	$1,223,562	$1,241,693

Property and equipment depreciation and amortization expense is as follows:

	Year ended December 31,			Six months ended June 30
	2009	2010	2011	2011	2012
				(Unaudited)
Depreciation and amortization expense	$421,916	$502,250	$656,837	$327,874	$271,603

As of December 31, 2011, the Company removed $1.0 million of fully depreciated assets that were determined to no longer be in use.

5. Goodwill and intangible assets

The changes in carrying amount of goodwill for the six months ended June 30, 2012 is as follows:

Six months ended June 30,
2012
(Unaudited)
Goodwill, gross, as of December 31, 2011	$—
Acquisition of BPS	634,315
Impact of change in Euro exchange rate	(9,488)
Accumulated impairment losses as of June 30, 2012	—
Goodwill, net, as of June 30, 2012	$624,827

Intangible assets are recorded at estimated fair value and are amortized ratably over their estimated useful lives to processing and service costs, which are included in cost of revenue.

At December 31, the gross book value, accumulated amortization and amortization periods of intangible assets were as follows:

	As of December 31, 2010			As of December 31, 2011			Amortization
	Gross book value	Accumulated amortization	Net book value	Gross book value	Accumulated amortization	Net book value	period (years)
Trademarks and patents	$661,379	$(149,375)	$512,004	$739,832	$(200,390)	$539,442	15
Customer contracts	867,354	(433,677)	433,677	867,354	(607,148)	260,206	5
Intangible assets, net	$1,528,733	$(583,052)	$945,681	$1,607,186	$(807,538)	$799,648

As of June 30, 2012, the gross book value, accumulated amortization and amortization periods of intangible assets were as follows:

	As of June 30, 2012			Amortization
	Gross book value	Accumulated amortization	Net book value	period (years)
	(Unaudited)
Trademarks and patents	$798,365	$(228,173)	$570,192	15
Technology	2,754,582	(59,339)	2,695,243	5
Customer contracts	867,354	(693,882)	173,472	5
Intangible assets, net	$4,420,301	$(981,394)	$3,438,907

Amortization expense related to intangible assets is as follows:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Amortization expense	$213,908	$217,011	$224,486	$111,523	$174,021

Intangible amortization expense that will be charged to income for the subsequent five years and thereafter is estimated on the December 31, 2011 book value, as follows:

2012	$221,296
2013	134,561
2014	43,458
2015	42,026
2016	41,829
Thereafter	316,478
Total	$799,648

6. Long and short-term debt

Long and short-term debt consisted of the following:

	December 31,		June 30,
	2010	2011	2012
			(Unaudited)
Note payable due to First Horizon Merchant Services, Inc. (“FHMS”) and First Tennessee Bank National Association (“FTB”) payable on demand(1)	$660,000	$—	$—
Note payable due to FHMS and FTB payable on demand(1)	40,000	—	—
Capital leases to various lessors secured by financed equipment with interest rates ranging from 7.75% to 20.04%. Principal and interest are payable monthly through May 2016	431,185	495,987	492,035
Total long and short-term debt and capital leases	1,131,185	495,987	492,035
Less current portion of debt and capital leases	(917,834)	(247,257)	(217,724)
Long-term portion of capital leases	$213,351	$248,730	$274,311

(1)                                 In 2003, the Company entered into an agreement with FHMS and FTB and recorded a liability. Due to a breach of the contractual terms by FHMS and FTB, the Company did not believe it was liable to repay these amounts. As of March 31, 2011, the statute of limitations had expired on $0.66 million of the $0.7 million balance and as of September 30, 2011, the statute of limitations had expired on the remaining $40,000. For the year ended December 31, 2011, the Company recorded other income due to the derecognition of the note payable in the amount of $0.7 million.

Interest expense by term debt component is as follows:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Inter-Atlantic Fund L.P. note payable (non-cash)	$337,926	$295,743	$—	$—	$—
Capital leases	53,285	65,257	64,462	36,049	28,673
Total term debt interest expense	$391,211	$361,000	$64,462	$36,049	$28,673

7. Convertible debt

Long and short-term convertible debt as of December 31, 2010:

Issue date	Maturity date	Principal	Accrued capitalized interest	Total convertible debt	Interest rate	Conversion price
February 2007	February 2012	$5,000,000	$811,056	$5,811,056	9%	$2.20
April 2008	April 2012	3,000,000	168,870	3,168,870	9	2.25
Total convertible debt		$8,000,000	$979,926	$8,979,926

In February 2007, in connection with a $7.6 million private placement, the Company issued a $5.0 million five-year term note convertible into 2,272,727 shares of common stock at a conversion price of $2.20 per share and issued $2.6 million or 1,141,491 new shares of common stock at a price of $2.28 per share. The $5.0 million note carried an annual interest rate of 9% (payable semi-annually commencing June 30, 2007) and was convertible at any time at the option of the note holders or automatically upon the achievement by the Company of certain events, namely a qualified U.S. initial public offering or the achievement of certain liquidity and market value of shares of the Company’s common stock. At the Company’s election, interest payments were payable in the form of cash or common stock. Interest payments of $0.8 million through December 31, 2008 were not paid and added to the principal amount. Interest payments after December 31, 2008 were paid out in the form of common stock.

In April 2008, the Company issued a $3.0 million four-year term note convertible into 1,333,333 shares of common stock at a conversion price of $2.25 per share. The $3.0 million note carried an annual interest rate of 9% (payable semi-annually commencing June 30, 2008) and was convertible at any time at the option of the note holders or automatically upon the achievement by the Company of certain events, namely a qualified U.S. initial public offering or the achievement of certain liquidity and market value of shares of the Company’s common stock. At the Company’s election interest payments were payable in the form of cash or common stock. Interest payments of $0.2 million through December 31, 2008 were not paid and added to the principal amount. Interest payments after December 31, 2008 were paid out in the form of common stock.

In April 2011, the convertible debt holders converted their entire $9.0 million under convertible notes issued in 2007 and 2008 into an aggregate of 4,049,776 shares of common stock. In addition, we issued 127,318 shares of common stock valued at $0.3 million in lieu of cash payments for accrued interest and 297,682 shares of common stock valued at $0.6 million as a prepayment fee negotiated at the time of conversion. The shares issued for the accrued interest and the prepayment fee were valued at the average closing price of the Company’s common stock on AIM under the symbol “PPTR” during the period immediately prior to the conversion. For the year ended December 31, 2011, the Company recorded the prepayment fee as an other expense of $0.6 million, which is included in Other income, net on the Consolidated Statements of Operations.

Total interest expense related to convertible debt is as follows:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Convertible debt interest expense (non-cash)	$808,193	$808,193	$254,636	$199,281	$—

8. Commitments and contingencies

Operating leases

The Company leases office space and various office equipment under cancelable and noncancelable operating leases which expire on various dates through 2016. In general, leases relating to real estate include rent escalation clauses relating to increases in operating costs. Some leases also include renewal options of up to three years.

Operating lease expense is as follows:

	Year ended December 31,
	2009	2010	2011
Operating lease expense	$1,260,087	$1,243,621	$1,396,122

Future minimum rental payments under noncancelable operating leases are as follows:

Years ending December 31,
2012	$1,418,740
2013	1,332,194
2014	1,009,487
2015	933,422
2016	891,280
Thereafter	—
Total minimum lease payments	$5,585,123

Capital leases

The following is an analysis of the leased property under capital leases:

	December 31,
	2010	2011
Computer hardware	$757,452	$1,048,575
Less: Accumulated depreciation	(276,387)	(531,949)
Total capital leases, net	$481,065	$516,626

Future minimum rental payments under capital leases are as follows:

Years ending December 31,
2012	$289,427
2013	189,326
2014	67,417
2015	9,426
2016	3,927
Thereafter	—
Total minimum lease payments	559,523
Less: Amounts representing taxes, included in total minimum lease payments(*)	—
Net minimum lease payments	559,523
Less: Amounts representing interest payments	(63,536)
Present value of net minimum lease payments	$495,987

*                                         Tax amounts related to capital lease payments are inconsequential.

Acquiring bank sponsorship agreements

The Company has entered into three acquiring bank sponsoring agreements expiring at various dates through 2016. The future minimum payments under those agreements are as follows:

Years ending December 31,
2012	$217,500
2013	250,000
2014	300,000
2015	300,000
2016	25,000
Thereafter	—
Total payments	$1,092,500

Employment agreements

Pursuant to employment agreements with certain employees, the Company had a commitment to pay severance of approximately $1.8 million and $1.6 million as of December 31, 2011 and June 30, 2012, respectively, in the event of termination without cause, as defined in the agreements. Additionally, in the event of termination upon a change of control, as defined in the agreements, the Company had a commitment to pay severance of approximately $1.9 million and $1.9 million as of December 31, 2011 and June 30, 2012, respectively.

Contingent liabilities

In instances where the Company is acting as the merchant acquirer, the Company bears a risk that a merchant may engage in fraud by submitting for payment certain credit card transactions that may have been manipulated, are fictitious, or are otherwise not bona fide. Similarly, the Company bears the risk that a merchant becomes insolvent, owing money to cardholders. To the extent that such fraud or insolvency occurs in circumstances where the Company is liable to make good any resultant losses, this could affect the Company’s operating results and cash flows. The Company has required certain merchants to post cash reserves of approximately $0.4 million with the acquirer against such liabilities and has itself paid the acquirer a security deposit in connection therewith, as shown on the consolidated balance sheets. Under FASB ASC 460, Guarantees, the Company evaluates its ultimate risk and records an estimate of potential loss for chargeback’s related to merchant fraud based upon an assessment of actual historical fraud rates compared to recent bank card processing volume levels. No contingent liability has been recorded as of December 31, 2011 or as of June 30, 2012, as the risk of material loss is considered remote. The Company monitors this contingent liability on a quarterly basis and will provide for a reserve if deemed necessary.

Outstanding litigation

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. The Company currently has no material legal proceedings pending against it. The Company has commenced proceedings in the United States against various parties seeking to recover receivables and other sums owed arising from breaches of contract and related wrongful acts and omissions. One such case was settled in 2010 resulting in proceeds of $0.5 million (before expenses). The net proceeds were recorded as an offset to operating expenses for the year ended December 31, 2010.

9. Convertible preferred stock

The preferred stock consists of 2,243,750 shares designated (and issued) as Series A Preferred Stock, and 1,756,250 shares which are undesignated (and unissued). Each issued share of Series A Preferred Stock is convertible into approximately 3.05 shares of common stock, for a total of 6,851,144 shares of common stock. Series A Preferred Stock may be converted into shares of common stock at any time at the election of the holder. In addition, all issued Series A Preferred Stock automatically convert into shares of common stock upon the consent of the holders of at least two-thirds of the voting power of the issued Series A Preferred Stock, or immediately prior to the closing of an initial public offering of common stock registered with the U.S. Securities and Exchange Commission in which the valuation of the Company is at least $50.0 million and the net proceeds of the offering are at least $25.0 million.

Upon the admission of the Company’s common stock to AIM in March 2006, substantially all of the rights, preferences and privileges of the Series A preferred stockholders, except for the liquidation preference, terminated. The only difference in rights between the Series A Preferred Stock and the common stock is the payment of a liquidation preference on the Series A Preferred Stock in the event of an acquisition, liquidation or winding up of the Company. “Acquisition” is defined for purposes of payment of the liquidation preference as a consolidation or merger (or similar transaction) of the Company with or into any other corporation or the sale of all of the capital stock of the Company, in each case where the shareholders immediately prior to such transaction fail to retain a majority voting power of the Company’s stock following such transaction, or a sale, lease, exclusive license or other disposition of all or substantially all of the Company’s assets. Upon such a liquidation event, each share of Series A Preferred Stock entitles its holder to receive an amount equal to the original purchase price for the Series A Preferred Stock prior to payment on the common stock. The aggregate liquidation preference for the Series A Preferred Stock is approximately $9.0 million. In the event of an acquisition of the Company, the holders of Series A Preferred Stock would be entitled to receive the first approximately $9.0 million of the purchase price. After payment of this liquidation preference, the remaining proceeds would be distributed pro rata among the holders of common stock. The Series A Preferred Stock otherwise has identical rights to common stock on an as converted basis, including with respect to voting and dividends.

10. Common stock

The common stockholders are entitled to a distribution of all remaining assets (which may be more or less than the original investment), on a proportionate basis, in the event of the dissolution or winding up of the Company, after payment of all liabilities of the Company and the liquidation preference of all series of preferred stock then outstanding. The common stock has no conversion or redemption rights. The common stock is entitled to one vote per share at all general meetings of the Company. The common stockholders are entitled to share in all dividends and distributions, which may be declared by the Company, on a proportionate basis with all other classes and series of stock outstanding.

During the year ended December 31, 2009 the Company issued 12,239,206 shares of common stock as follows:

Common stock issued in March 16, 2009 private placement(1)	6,659,000
Common stock issued in November 4, 2009 private placement(2)	3,076,000
Common stock issued in payment of principal and accrued interest on convertible debt(3)	1,926,149
Common stock issued in payment of interest on term debt(4)	521,745
Common stock issued as payment of director fees for services(5)	56,312
Total common stock issued	12,239,206

(1)                                 On March 16, 2009, the Company completed a private placement of 6,659,000 new shares of common stock at a price of $0.45 per share raising approximately $3.0 million (before expenses). The shares of common stock were issued to institutional and other investors. The net proceeds of this private placement provided additional working capital.

(2)                                 On November 4, 2009, the Company completed a private placement of 3,076,000 new shares of common stock at a price of $1.30 per share raising approximately $4.0 million (before expenses). The shares of common stock were issued to institutional and other investors. The net proceeds of this private placement provided additional working capital.

(3)                                 During the year ended December 31, 2009, the Company issued 1,926,149 new shares of common stock, in payment of $1.3 million of principal and accrued interest on convertible debt.

(4)                                 During the year ended December 31, 2009, the Company issued 521,745 new shares of common stock, in payment of $0.7 million of accrued interest on term debt.

(5)                                 In May 2009, the Company issued a director 56,312 new shares of common stock in lieu of approximately $35,000 payments of directors fees.

During the year ended December 31, 2010 the Company issued 6,898,283 shares of common stock as follows:

Common stock issued in October 22, 2010 private placement(6)	4,500,000
Common stock issued in upon exercise of options and warrants(7)	1,540,386
Common stock issued in payment of accrued interest on convertible debt(8)	602,272
Common stock issued in payment of interest on term debt(9)	255,625
Total common stock issued	6,898,283

(6)                                 On October 22, 2010 the Company completed a private placement of 4,500,000 new shares of common stock at a price of $1.34 per share raising approximately $6.03 million (before expenses). The shares of common stock were issued to institutional investors. The net proceeds of the private placement provided additional working capital and were used to pay off term debt.

(7)                                 The Company issued 1,526,718 new shares of common stock upon the exercise of warrants for $2.0 million and repaid in cash the $2.0 million balance of principal on the term debt, which was discharged as of November 30, 2010. Refer to Note 6 for further information.

(8)                                 During the year ended December 31, 2010, the Company issued 602,272 new shares of common stock, in payment of $0.8 million of accrued interest on convertible debt.

(9)                                 During the year ended December 31, 2010, the Company issued 255,625 new shares of common stock, in payment of $0.3 million of accrued interest on term debt.

During the year ended December 31, 2011 the Company issued 5,695,909 shares of common stock as follows:

Common stock issued in April 2011 debt conversion(10)	4,474,776
Common stock issued in connection with restricted stock grant to Philip D. Beck(11)	915,000
Common stock issued in upon exercise of options and warrants	296,133
Other	10,000
Total common stock issued	5,695,909

(10)                          In April 2011, the convertible debt holders converted the outstanding principal amount of $9.0 million under convertible notes issued in 2007 and 2008 into an aggregate of 4,049,776 shares of common stock. In addition, the Company issued 127,318 shares of common stock valued at $0.3 million in lieu of cash payments for accrued interest and 297,682 shares of common stock valued at $0.6 million as a prepayment fee negotiated at the time of conversion. The shares issued for the accrued interest and the prepayment fee were valued at the average closing price of the Company’s common stock on AIM under the symbol “PPTR” during the 10 trading day period ending two days prior to the conversion.

(11)                          Please Refer to Note 2, Stock-based expense and assumptions, for further information regarding the restricted stock grant to Philip D. Beck.

On June 3, 2011, the Company’s stockholders approved a proposal to amend and restate the Company’s certificate of incorporation. The sole change in the amended and restated certificate was an increase in the authorized stock from 70,000,000 to 80,000,000 shares of common stock, $0.01 par value.

On January 18, 2012, at a Special Meeting of the Company’s stockholders, resolutions were adopted approving the following:

•                  a reverse stock split of the Company’s outstanding shares of common stock in a range between 2:1 to 4:1 (to be determined by the Board); and

•                  the adoption of a Restated Certificate of Incorporation, including an increase of the Company’s authorized common stock from 80,000,000 shares to 250,000,000 shares and an increase of the Company’s authorized preferred stock from 4,000,000 shares to 10,000,000 shares.

The first resolution will become effective upon further resolution by the Board and the second resolution will become effective upon the closing of an initial public offering.

11. Related party transactions

The Company incurred the following amounts to companies that are principally owned by executives, directors or stockholders of the Company:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Rent	$463,936	$493,037	$487,677	$242,906	$250,655
Consulting and professional fees	—	21,291	74,246	51,984	26,884

12. JourneyPay Ltd. note receivable

In January 2008, the Company terminated its joint venture relationship with JourneyPay Ltd. In November 2008, the Company sold its interest in the joint venture for consideration of a five-year note receivable in the amount of $0.2 million with an annual interest rate of 7%. For the year ended December 31, 2008, the Company recorded $0.3 million as income from discontinued operations related to this joint venture. For the year ended December 31, 2009 the Company determined that the note receivable and accrued interest of $0.3 million was uncollectible and in accordance with SAB Topic 5-Z(5), Accounting and Disclosure Regarding Discontinued Operations, the entire amount was written-off to selling, general and administrative expenses within continuing operations. The debtor subsequently filed for bankruptcy in 2010.

13. Income taxes

Immaterial Disclosure Restatement.  Amounts previously disclosed in the following tables of: (1) components of (loss) income from operations before provision for income taxes by jurisdiction; (2) reconciliation from the U.S. federal statutory income rate to the effective income tax rate; and (3) components of deferred tax assets and liabilities for the years ended December 31, 2009 and 2010 have been restated. The corrections relate principally to: (a) additional income being allocated to foreign jurisdictions also resulting in an increase to U.S. net operating loss carry forwards; (b) recognizing the non-deductibility of certain interest expenses which resulted in decreases in U.S. net operating loss carryforwards; and (c) recognition of previously undisclosed state and foreign deferred tax assets arising primarily from net operating loss carry forwards. Because the Company has previously recorded a full valuation allowance on all deferred tax assets in excess of deferred tax liabilities, all of the changes to deferred tax assets resulting from the foregoing corrections were fully offset by changes in the related valuation allowance. Accordingly, these corrections had no effect on the total tax provision or net deferred tax assets.

The components of the Company’s (loss) income before provision for income taxes by jurisdiction are as follows:

	Year ended December 31,
	2009	2010	2011
United States	$(4,961,555)	$(5,159,617)	$(1,570,453)
Outside United States	782,450	2,098,049	4,287,085
(Loss) before provision for income taxes, net	$(4,179,105)	$(3,061,568)	$2,716,632

The components of the provision for income taxes are as follows:

	Year ended December 31,
	2009	2010	2011
Current tax:
United States—Federal	$—	$—	$—
United States—State and local	4,095	3,219	5,111
Outside United States	—	—	326,792
Total current tax	4,095	3,219	331,903
Deferred tax:
United States—Federal	—	—	—
United States—State and local	—	—	—
Outside United States	—	—	—
Total deferred tax	—	—
Provision for income taxes, net	$4,095	$3,219	$331,903

For 2011, the current tax provision of $0.3 million related primarily to foreign entities. The Company has tax attribute carryforwards in its federal, state and foreign jurisdictions that based on all available evidence it is not more likely than not that the Company would realize the benefit from a significant portion of the deferred tax assets. Therefore, a full valuation allowance is recorded on these deferred tax assets and no deferred tax provision or benefit is recorded. There are no tax attribute carryforwards in the jurisdictions that are currently generating income.

For 2010, the Company had no material income tax expense. The Company has tax attribute carryforwards in its federal, state and foreign jurisdictions that based on all available evidence it is not more likely than not that the Company would realize the benefit from a significant portion of the deferred tax assets. Therefore, a full valuation allowance is recorded on these deferred tax assets and no deferred tax provision or benefit is recorded.

The table below shows reconciliation from the U.S. Federal statutory income rate of 34.0% to the effective income tax rate:

	Year ended December 31,
	2009	2010	2011
Federal statutory rate	34.0%	34.0%	34.0%
State tax (less than 0.2%)	—	—	—
Permanent differences	(9.1)	(12.2)	15.1
Foreign tax rates at rates different from U.S. rates	5.8	21.1	(48.9)
Valuation allowance	(30.8)	(43.0)	12.0
Total tax provision	(0.1)%	(0.1)%	12.2%

With few exceptions, the statute of limitations for the years 2007 and prior has expired. Earlier years related to certain foreign jurisdictions remain subject to examination. There are no income tax returns currently under examination. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and may make adjustments up to the amount of the net operating loss carry forward. As of December 31, 2010 and 2011, the Company has not recorded any significant liabilities, interest or penalties for uncertain tax positions. To the extent that the Company records any interest or penalties, these amounts will be recorded as part of the income tax provision. If the Company’s positions are sustained by the taxing authorities, there will be no impact to the Company’s income tax provision. There were no significant changes to the Company’s unrecognized tax benefits during the year ended December 31, 2011, and the Company does not anticipate any other significant changes to the unrecognized tax benefits during the next twelve months.

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2010	2011
Deferred tax assets:
Net operating loss carry-forwards	$23,866,864	$24,774,845
Stock options	2,565,833	2,658,836
Bonuses and salaries	—	217,447
Provision for doubtful accounts	673,583	502,957
Total deferred tax assets	27,106,280	28,154,085
Less: Valuation allowance	(26,326,256)	(26,452,590)
Net deferred tax assets	780,024	1,701,495
Deferred tax liabilities:
Depreciation and amortization	(780,024)	(1,701,495)
Total deferred tax liabilities	(780,024)	(1,701,495)
Total deferred tax asset, net	$—	$—

As of December 31, 2011, the Company has available federal net operating loss carryforwards of $68.3 million, state net operating loss carryforwards, primarily the State of New York, of $66.4 million, and various foreign net operating loss carryforwards, the most significant of which expire from 2020 through 2031.

The Company assesses the recoverability of its net operating loss carryforwards and other deferred tax assets and records a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. The Company continues to maintain the valuation allowance until sufficient positive evidence exists to support full or partial reversal. As of December 31, 2011, the Company had a valuation allowance totaling $26.5 million against its deferred tax assets due to historical losses within the taxing jurisdictions that have tax attributes and deferred tax assets.

14. Stock incentive plan

2000 Stock Incentive Plan

Options granted under the 2000 Stock Incentive Plan were all non-qualified stock options. As of December 31, 2011 and June 30, 2012, 50,000 options were outstanding and zero options were available for future grant under the 2000 Stock Incentive Plan.

2006 Equity Incentive Plan

The Board of Directors and stockholders approved an equity incentive plan (“2006 Equity Incentive Plan” or “Plan”) in January 2006. The Compensation Committee of the Board of Directors (the “Committee”) administers the Plan. Currently, the Company grants stock options under the 2006 Equity Incentive Plan to employees. Under the terms of the 2000 Stock Incentive Plan and the 2006 Equity Incentive Plan, participants may be granted restricted shares or options to purchase the Company’s common stock at the fair market value on the date of grant.

On June 3, 2011, the Company’s stockholders approved a proposal to amend its 2006 Equity Incentive Plan to increase the aggregate number of shares authorized for issuance under the Plan by 3.0 million shares. As of December 31, 2011 and June 30, 2012, 11,150,683 shares were reserved for issuance under the Plan. As of December 31, 2011 and June 30, 2012, 915,000 restricted shares have been issued (see Note 2 (Summary of significant accounting policies—long-term incentive restricted stock agreement assumptions and vesting requirements)) and no options have been issued below fair value. As of December 31, 2011 and June 30, 2012, 2,325,866 shares and 1,231,258 shares, respectively, of common stock were available for future issuance under the Plan.

A summary of stock option activity for both plans during the year ended December 31, 2011 and the six months ended June 30, 2012 is as follows:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value
Outstanding as of December 31, 2010	7,301,883	$2.25	6.67	$275,523
Options granted	924,500	2.19
Options exercised	(267,573)	1.01
Options cancelled	(136,862)	2.94
Options forfeited	(45,000)	2.13
Outstanding as of December 31, 2011	7,776,948	$2.27	5.48	1,752,732
Options granted	1,455,500	2.69
Options exercised	(99,949)	1.86
Options cancelled	(330,227)	2.55
Options forfeited	(30,666)	2.45
Outstanding as of June 30, 2012 (unaudited)	8,771,606	2.33	5.59	8,429,753
Options exercisable as of December 31, 2011	6,327,939	2.32	4.74	1,463,733
Options exercisable as of June 30, 2012 (unaudited)	6,306,671	2.30	4.73	6,296,125
Vested and expected to vest as of December 31, 2011	7,738,203	2.28	5.47	1,745,601
Vested and expected to vest as of June 30, 2012 (unaudited)	8,704,650	2.33	5.95	8,357,965

The following table provides additional information pertaining to the Company’s stock options:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Weighted-average grant date fair value for options granted during the period	$0.56	$0.74	$0.70	$0.72	$1.17
Total fair value of options vested during the period	1,443,280	537,199	549,802	349,548	392,493
Total intrinsic value of options exercised during the period	—	12,583	348,153	229,176	109,540

The exercise prices range from $1.20 to $4.00 for stock options outstanding and exercisable as of December 31, 2011 and June 30, 2012.

The aggregate intrinsic value of stock options outstanding, vested and unvested expected to vest, and exercisable, represent the total pre-tax intrinsic value, based on the closing price of $1.67, $1.35, and $2.27 of PPTR as reported on AIM on December 31, 2009, 2010, and 2011, respectively.

The aggregate intrinsic value of stock options outstanding, vested and unvested expected to vest, and exercisable, represent the total pre-tax intrinsic value, based on the closing price of $2.20 and $3.29 of PPTR as reported on AIM on June 30, 2011 and 2012, respectively.

Refer to Note 2 (Summary of significant accounting policies—Long-term incentive restricted stock agreement assumptions and vesting requirements) for further details regarding the restricted stock shares as of June 30, 2012 and December 31, 2011.

2012 Equity Incentive Plan

In December 2011, the Company’s Board of Directors adopted and in January 2012, the Company’s stockholders approved the Company’s 2012 Equity Incentive Plan, which authorizes the issuance of an aggregate of 5,000,000 shares before giving effect to the reverse stock split plus (i) any shares available for issuance under the 2006 Equity Incentive Plan, which will be terminated upon the effective date of the 2012 Plan, and (ii) any shares subject to outstanding options under the 2000 Stock Incentive Plan and the 2006 Equity Incentive Plan which are forfeited, cancel or which expire. The number of shares of common stock reserved for issuance under the 2012 Plan may increase automatically on January 1 of each of 2013 through 2016 by an amount up to 4% of the number of shares of common stock outstanding on the preceding December 31, unless the Board elects to authorize a lesser number of shares in any given year.

2012 Employee Stock Purchase Plan

In December 2011, the Company’s Board of Directors adopted and in January 2012, the Company’s stockholders approved the Company’s 2012 Employee Stock Purchase Plan, which authorizes the issuance of an aggregate of 800,000 shares of common stock before giving effect to the reverse stock split. The number of shares of common stock reserved for issuance under the 2012 Employee Stock Purchase Plan will increase automatically on January 1 of each of 2013 through 2019 by an amount equal to 1% of the number of shares of common stock outstanding on the preceding December 31, unless the Board elects to authorize a lesser number of shares in any given year.

15. Warrants

Warrants granted are generally issued for services performed by third parties or investments.

A summary of warrant activity during the year ended December 31, 2011 and the six months ended June 30, 2012 is as follows:

	Number of warrants	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value
Outstanding as of December 31, 2010	2,119,312	$1.64	3.40	$399,733
Warrants granted	3,981	0.25
Warrants exercised	(13,354)	0.25
Warrants cancelled	(1,364)	0.25
Warrants forfeited	—	—
Outstanding as of December 31, 2011	2,108,575	1.65	2.90	1,956,140
Warrants granted	—	—
Warrants exercised	—	—
Warrants cancelled	—	—
Warrants forfeited	—	—
Outstanding as of June 30, 2012 (unaudited)	2,108,575	1.65	2.34	3,866,781
Warrants exercisable as of December 31, 2011	2,108,575	1.65	2.90	1,956,140
Warrants exercisable as of June 30, 2012 (unaudited)	2,108,575	1.65	2.34	3,866,781
Vested and expected to vest as of December 31, 2011	2,108,575	1.65	2.90	1,956,140
Vested and expected to vest as of June 30, 2012 (unaudited)	2,108,575	1.65	2.34	3,866,781

The exercise prices range from $0.25 to $5.50 for warrants outstanding and exercisable as of December 31, 2011 and June 30, 2012.

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Weighted-average grant date fair value for warrants granted during the period	$0.45	$1.41	$2.83	$2.84	$—
Total fair value of warrants vested during the period	66,448	33,776	11,254	11,292	—
Total intrinsic value of warrants exercised during the period	—	77,795	26,975	—	—

The aggregate intrinsic value of warrants outstanding, vested and unvested expected to vest, and exercisable, represent the total pre-tax intrinsic value, based on the closing price of $1.67, $1.35, and $2.27 of PPTR as reported on AIM on December 31, 2009, 2010, and 2011 respectively.

The aggregate intrinsic value of warrants outstanding, vested and unvested expected to vest, and exercisable, represent the total pre-tax intrinsic value, based on the closing price of $2.20 and $3.29 of PPTR as reported on AIM on June 30, 2011, and 2012, respectively.

16. Retirement plan

All U.S. employees are eligible to participate in a 401(k) plan which covers U.S. employees meeting certain age requirements in accordance with section 401(k) of the Internal Revenue Code. Under the provisions of the 401(k) plan, the Company has the ability to make matching contributions equal to a percentage of the employee’s voluntary contribution, as well as a non-elective contribution. From the inception of the 401(k) plan the Company has not made a contribution of any type.

17. Segment information

General information

The segment and geographic information provided in the table below is being reported consistent with the Company’s method of internal reporting. Operating segments are defined as components of an enterprise for which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker, or CODM, reviews net revenue and gross profit by service by geographical region. The Company operates in two reportable segments multi-currency processing services and payment processing services.

Information about revenue, profit and assets

The CODM evaluates performance and allocates resources based on the net revenue and gross profit of each segment. For purposes of analyzing segments, gross profit of the multi-currency processing services segment is equal to net revenue, while the gross profit for the payment processing services segment includes net revenue of the segment less the cost of revenue component “processing services fees”, which may include interchange and card network fees and assessments. Net revenue and gross profit by geographical region is based upon where the transaction originated. Lastly, the Company does not evaluate performance or allocate resources using segment asset data. Long-lived assets are primarily located in North America and as of December 31, 2010 and 2011 and as of June 30, 2012, long-lived asset amounts are $7.0 million, $7.0 million and $10.2 million, respectively.

The Company conducts its business primarily in three geographical regions: Asia Pacific (“APAC”), North America, and Central Europe, Middle East and Africa (“CEMEA”). The following table provides revenue concentration by geographic region. Analysis of revenue by segment and geographical region and reconciliations to consolidated revenue and gross profit are as follows:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Net Revenue:
APAC	$10,496,935	$15,198,058	$18,337,513	$9,203,328	$8,254,260
North America	2,065,284	2,647,547	3,991,374	1,986,708	2,076,259
CEMEA	34,515	127,632	4,909,875	1,870,796	4,032,166
Total multi-currency processing services revenue	12,596,734	17,973,237	27,238,762	13,060,832	14,362,685
Payment processing services revenue	13,722,585	12,579,927	14,619,404	6,806,175	7,435,289
Net revenue	$26,319,319	$30,553,164	$41,858,166	$19,867,007	$21,797,974
Gross Profit:
APAC	$10,496,935	$15,198,058	$18,337,513	$9,203,328	$8,254,260
North America	2,065,284	2,647,547	3,991,374	1,986,708	2,076,259
CEMEA	34,515	127,632	4,909,875	1,870,796	4,032,166
Total multi-currency processing services gross profit	12,596,734	17,973,237	27,238,762	13,060,832	14,362,685
Payment processing services gross profit	3,547,155	2,528,287	2,942,392	1,163,044	2,217,450
Total gross profit	$16,143,889	$20,501,524	$30,181,154	$14,223,876	$16,580,135

Payment processing service revenue and gross profit is the result of transactions that primarily originated in North America and no individual merchant of the payment processing segment was greater than 10% of segment revenue.

Concentration of revenue by customer by geographical region:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(Unaudited)
Multi-currency processing services revenue:
APAC:
Customer A	60%	61%	63%	65%	62%
Customer D	11
Customer E	10
Customer F		13	13	13	13
North America:
Customer G	57	24	11	11	16
Customer H	17	25	54	46	47
Customer I	16	34	21	27	12
CEMEA:
Customer C		82	100	100	100

18.  Subsequent events (unaudited)

The Company is in the process of evaluating whether to proceed with an offering pursuant to the Registration Statement on Form S-1, originally filed with the U.S. Securities and Exchange Commission on July 21, 2011 for a proposed initial public offering. In the event the Company does not proceed with an offering in the near future, the Company would expense its deferred IPO costs, which as of June 30, 2012, was $2.3 million. The costs would be recorded as an increase in operating expenses in the consolidated statement of operations.  The expensing of deferred IPO costs would normally be netted against Additional Paid in Capital arising in respect of IPO proceeds.  However, if the Company decides not to pursue an offering at this time, there would be no proceeds and therefore, the deferred IPO costs would be expensed.

Planet Payment, Inc.

Schedule II — Valuation and qualifying accounts

Description	Balance at beginning of period	Additions charged to expenses	Deductions	Other adjustments	Balance at end of period
As of December 31, 2009:
Allowance for doubtful accounts	$1,876,400	$14,997	$—	$—	$1,891,397
Deferred tax valuation allowance(1)(5)	22,898,035	2,204,821	—	—	25,102,856
As of December 31, 2010:
Allowance for doubtful accounts(2)	$1,891,397	$—	$(536,703)	$—	$1,354,694
Deferred tax valuation allowance(3)(5)	25,102,856	1,618,532	(395,132)	—	26,326,256
As of December 31, 2011:
Allowance for doubtful accounts	$1,354,694	$60,944	$—	$—	$1,415,638
Deferred tax valuation allowance(4)	26,326,256	1,218,415	(1,092,081)	—	26,452,590

(1)                                 For the year ended December 31, 2009, the tax valuation allowance was increased by $2.2 million consisting of an increase of $1.7 million due to the Company’s net operating loss and an increase of $0.5 million due to an increase in stock options and depreciation.

(2)                                 For the year ended December 31, 2010, the decrease to the allowance for doubtful accounts is primarily due to the recovery of previously reserved receivables.

(3)                                 For the year ended December 31, 2010, the tax valuation allowance was increased by $1.6 million, primarily as a result of an increase due to the Company’s net operating loss. For the year ended December 31, 2010, the tax valuation allowance also decreased by $0.4 million, primarily as a result of an increase in the deferred tax liability related to depreciation and amortization that resulted in less valuation allowance recorded.

(4)                                 For the year ended December 31, 2011, the tax valuation allowance was increased by $1.2 million consisting of an increase of $0.9 million due to the Company’s net operating loss and an increase of $0.3 million due to an increase in stock options and salaries and bonuses. For the year ended December 31, 2011, the tax valuation allowance also decreased by $1.1 million, consisting of an increase of $0.9 million in the deferred tax liability related to depreciation and amortization and a reduction in the allowance for doubtful accounts of $0.2 million that resulted in less valuation allowance recorded.

(5)                                 The deferred tax valuation allowances previously disclosed as of December 31, 2009 and 2010 have been immaterially restated. Please see Note 13 (Income taxes) to the consolidated financial statements for further information.

Report of Independent Auditors to the Board of Directors of Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

In our opinion, the accompanying balance sheets and the related profit and loss accounts and cash flow statements present fairly, in all material respects, the financial position of Planet Payment Solutions Limited at 31 December 2011 and 31 December 2010 and the results of its operations and its cash flows for the year ended 31 December 2011 and 31 December 2010 in conformity with accounting principles generally accepted in Ireland.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the auditing standards generally accepted in the United States of America and auditing standards generally accepted in Ireland. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 26 to the financial statements.

PricewaterhouseCoopers

Chartered Accountants and Statutory Audit Firm

Dublin,

Ireland

25 October, 2012

PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1, Ireland, I.D.E. Box No. 137

T: +353 (0) 1 792 6000, F: +353 (0) 1 792 6200, www.pwc.com/ie

Chartered Accountants

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

PROFIT AND LOSS ACCOUNT

Year Ended 31 December 2011

		2011	2010
	Notes	€	€

Turnover	4	2,199,064	1,872,985

Cost of sales		(545,059)	(737,046)

Gross profit		1,654,005	1,135,939

Administrative expenses		(1,260,868)	(2,218,456)

Operating profit/(loss)	5	393,137	(1,082,517)

Interest payable	7	(30,014)	(27,316)

Profit/(loss) on ordinary activities before tax		363,123	(1,109,833)

Taxation	8	—	3,238

Profit/(loss) retained for the year		363,123	(1,106,595)

All amounts dealt with above relate to continuing operations. There were no recognised gains or losses other than those dealt with in the profit and loss account.

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

BALANCE SHEET

As at 31 December 2011

		2011	2010
	Notes	€	€

Fixed assets

Tangible assets	12	41,606	92,244
Intangible assets	13	99,175	196,332
		140,781	288,576

Current assets
Debtors	14	1,768,281	2,201,444
Cash at bank		89,158	151,847
		1,857,439	2,353,291

Creditors - amounts falling due within one year	15	(1,882,583)	(2,806,868)

Net current liabilities		(25,144)	(453,577)

Total assets less current liabilities		115,637	(165,001)

Creditors - amounts falling due after one year	16	(99,173)	(190,083)

Net assets/(liabilities)		16,464	(355,084)

Capital and reserves
Called up share capital	17	88,314	88,314
Other reserves		1,892,355	1,883,930
Profit and loss account	18	(1,964,205)	(2,327,328)

Equity shareholders’ funds/(deficit)	19	16,464	(355,084)

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

CASH FLOW STATEMENT

Year Ended 31 December 2011

		2011	2010
	Notes	€	€

Net cash inflow/(outflow) from operating activities	9	28,598	(400,808)

Returns on investment and servicing of finance
Interest paid	7	(30,014)	(27,316)

Taxation paid	8	—	3,238

Capital expenditure and financial investment
Purchase of tangible assets	12	—	(53,750)

Cash outflow from financing		(1,416)	(478,636)

Financing
Proceeds from issue of shares	17	—	313
Long-term shareholder loans	15	29,637	397,018
Decrease in long term loans	16	(90,910)	(82,644)

(Decrease) in cash	10	(62,689)	(163,949)

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

NOTES TO THE FINANCIAL STATEMENTS

1            Accounting policies

The significant accounting policies adopted by the company are as follows:

Basis of preparation

The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2012.  Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those issued by the Accounting Standards Board and published by the Institute of Chartered Accountants in Ireland.

The preparation of the financial statements requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts included in the profit and loss account for the period.

Historical cost convention

The financial statements are prepared under the historical cost convention.

Taxation

Current tax, including Irish corporation tax and foreign taxes, is provided on the company’s taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date.  Full provision is made at the rates expected to apply when the timing differences reverse.  Timing differences are differences between the company’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in taxable profits in periods different from those in which they are recognised in the financial statements.

Revenue recognition

Revenue is generally recognised when a written arrangement is in place, the revenue is determinable, the products have been delivered or the services have been provided and where collection is probable. Professional services are recognised when the services have been provided.  Licence fees are recognised when the licences have been delivered.

Revenue from the Card business is recognised as follows: Transactions fees are recognised in the period in which the transactions take place and the fees are earned. Interest income is recognised in the year the interest is earned. Set up fees are recognised on completion and confirmation of set up. Breakage is recognised over the active life of the card, based on average historical breakage rates applied to the average load value.

Research and development tax credits

The company receives R&D tax credits under Section 756 of the Taxes Consolidation Act on certain of its research and development costs incurred.  R&D tax credits are netted in the profit and loss account against the operating expenses to which the R&D tax credits relate.

Tangible fixed assets

Tangible fixed assets are carried at cost less accumulated depreciation. The cost of an asset is made up of the purchase price of the asset plus any costs directly attributable to bringing the asset into working condition for its intended use.

Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful lives as follows:

Computer equipment	3 years
Office equipment	3 years

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

NOTES TO THE FINANCIAL STATEMENTS - continued

1            Accounting policies - continued

Intangible assets

Intangible assets comprising goodwill and patent design and trademarks are carried at cost less accumulated amortisation.  They are written off over their expected life of 3 years.

Foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date and revenues, costs and non-monetary assets at the exchange rates ruling at the dates of the transactions.

Share based payment transactions

The company engages in equity settled share-based payment transactions in respect of services received from certain of its employees. Share based compensation is measured on the date of the grant, based on the fair value of the award and is recognised as an expense over the period that the employee services are received.

Pension

The company operates a defined contribution pension scheme for its staff. The assets of the scheme are held separately from the company in an independently administered fund.

2            Going concern

During the year the company recorded a profit of €363,123 and at the end of the year the company had net assets of €16,464.

The company’s budgets and forecast indicate that the company can continue to trade on a going concern basis, even taking into account lower revenues than achieved in 2011.

However, due to the limited number of existing customers and the non recurring nature of professional services revenue, there is no certainty in achieving these results. The board are currently evaluating a strategic option to sell the business and have signed heads of agreement to include a sale of the business by June 2012.  The directors are confident this transaction will be concluded, and it will provide further financial stability.

Having regard to the foregoing, the directors have concluded that it is appropriate to prepare the financial statements on the going concern basis.

3            Acquisition of the business

The company was formed on the 2 October 2008 following the acquisition of the Open Loop Gift Card business (including supporting technology) from Payzone Group Limited.

4            Turnover

2011	2010
€	€

2,199,064	1,872,985

Turnover has been earned on contracts in Ireland, the UK and other EU countries. It is the opinion of the directors that further disclosure would be prejudicial to the interests of the company.

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

NOTES TO THE FINANCIAL STATEMENTS - continued

5            Operating profit/(loss)

	2011	2010
	€	€

Operating profit/(loss) is stated after charging:

Auditors’ remuneration	11,000	10,000
Depreciation of tangible assets	50,638	53,898
Amortisation of intangible assets	97,157	90,979

6            Employees and remuneration

	2011	2010
	€	€

Wages and salaries	822,138	1,182,355
Share based payment	8,425	17,768
PRSI	72,047	95,408
Pension	27,195	22,932
	929,805	1,318,463

The average number of persons employed by the company during the period was:

	2011	2010
	Number	Number

General and administration	12	16

7            Interest payable

	2011	2010
	€	€

Bank interest payable	—	(110)
Interest on loans to group companies	(30,014)	(27,206)
	(30,014)	(27,316)

8            Tax on profit/(loss) on ordinary activities

	2011	2010
	€	€

The (charge)/credit for taxation is made up as follows:

Current tax:
Irish corporation tax for the period	—	3,238

Current tax charge for the period	—	3,238

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

NOTES TO THE FINANCIAL STATEMENTS - continued

8            Tax on profit/(loss) on ordinary activities - continued

	2011	2010
	€	€

Factors affecting corporation tax credit for the period:
Profit/(loss) on ordinary activities before tax	363,123	(1,109,833)

Profit/(loss) on ordinary activities at the standard tax rate for the year of 12.5%	45,390	(138,729)

Effect of:
Tax losses recognised	(45,390)	(138,729)
Current tax credit for the period	—	3,238

Due to the losses incurred the company has a deferred tax asset. This has not been recognised as it is unlikely to be utilised in the immediate future.

9            Net cash inflow from operating

	2011	2010
	€	€

Operating profit/(loss)	393,137	(1,082,517)
Depreciation	50,638	53,898
Amortisation	97,157	90,979
Share Based Payment	8,425	19,019
Decrease in debtors	433,163	68,522
(Decrease)/increase in creditors	(953,922)	449,291
Net cash inflow/(outflow) from operating activities	28,598	(400,808)

10     Reconciliation of net cash flow to movement in debt

	2011	2010
	€	€

Decrease in cash in period	(62,689)	(163,949)
Net cash at start of period	151,847	315,796
Net cash at end of period	89,158	151,847

11     Analysis of changes in net cash

	At		At
	1 January	Cash flow	31 December
	€	€	€

Cash - 2011	151,847	(62,689)	89,158

Cash - 2010	315,796	(163,949)	151,847

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

NOTES TO THE FINANCIAL STATEMENTS - continued

12     Tangible assets

	Computer	Office
	equipment	equipment	Total
	€	€	€

Cost
At 1 January 2011	160,310	6,343	166,653
Additions during the year	—	—	—

At 31 December 2011	160,310	6,343	166,653

Accumulated depreciation
At 1 January 2011	70,877	3,532	74,409
Charge for year	48,347	2,291	50,638

At 31 December 2011	119,224	5,823	125,047

Net book amounts
At 31 January 2011	89,433	2,811	92,244

At December 2011	41,086	520	41,606

13     Intangible assets

		Intangible
	Goodwill	assets	Total
	€	€	€

Cost
At 1 January 2011	347,139	25,000	372,139
Additions during the year	—	—	—

At 31 December 2011	347,139	25,000	372,139

Accumulated amortisation
At 1 January 2011	157,057	18,750	175,807
Charge for year	90,907	6,250	97,157

At 31 December 2011	247,964	25,000	272,964

Net book amounts
At 31 January 2011	190,082	6,250	196,332

At 31 December 2011	99,175	—	99,175

14     Debtors

	2011	2010
	€	€

Trade debtors	1,209,634	1,697,880
VAT	27,058	22,215
Prepayments and accrued income	531,589	481,349

	1,768,281	2,201,444

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

NOTES TO THE FINANCIAL STATEMENTS - continued

15     Creditors - amounts due in less than one year

	2011	2010
	€	€

Shareholders loan	426,655	397,018
Trade creditors	1,068,693	1,777,799
PAYE and PRSI	23,008	51,227
Accruals and deferred income	364,227	580,824

	1,882,583	2,806,868

Shareholder loans are interest bearing and are repayable upon the occurrence of the earliest of the following events:

(a)          an exit event as defined in the Articles of Association; or

(b)         a Qualifying IPO as defined in the Articles of Associations; or

16     Creditors - amounts due in more than one year

	2011	2010
	€	€

Deferred services fee repayable in more than year	99,173	190,083

The deferred services relate to the original acquisition and will fall due after one year but not more than five years.

17     Called up share capital

	2011	2010
	€	€

Authorised share capital
10,000,000 ordinary shares @ €0.01 each	100,000	100,000
100 zero coupon redeemable preference shares @ €0.01 each	1	1

At 31 December	100,001	100,001

Issued share capital
31,250 B ordinary shares @€0,01 each	313	313
8,800,000 A ordinary shares @ €0.01 each	88,000	88,000
100 zero coupon redeemable preference shares @ €0.01 each	1	1

At 31 December	88,314	88,314

18     Profit and loss account

	2011	2010
	€	€

At 1 January	(2,327,328)	(1,220,733)
Profit/(loss) for year	363,123	(1,106,595)

At 31 December	(1,964,205)	(2,327,328)

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

NOTES TO THE FINANCIAL STATEMENTS - continued

19     Reconciliation of movement in equity shareholders’ funds

	2011	2010
	€	€

Equity shareholdings (deficit)/funds at start of year	(355,084)	732,179
Profit/(loss) retained for the year	363,123	(1,106,595)
Shares issued in the year	—	1,564
Share based payments	8,425	17,768

Equity shareholders’ funds/(deficit) at end of year	16,464	(355,084)

20     Directors’ remuneration

	2011	2010
	€	€

Emoluments:
- for services as directors	10,000	10,000
- for management duties	110,000	110,000

	120,000	120,000

21     Related party transactions

During the year the company undertook commercial transactions at arm’s length with the following entities who are connected to the company’s directors.

JTM offers Management Consulting Services and is controlled by James Murphy, a director up to 23 May 2012 The total value of transactions during the year was €9,953.

Linda Hughes provides Account Management Consultancy Services.  She is, director Rory Meehan’s wife. During the year the total value of transactions was €21,500.

22     Pensions

The company operates a defined contribution pension scheme for its staff. The assets of the scheme are held separately from the company in an independently administered fund. The pension charge represents contributions payable by the company to the fund and amounted to €51,624.  The unpaid contribution outstanding at the year end was €2,846.

23     Subsequent events

On 23 May 2012, the company sold all of its outstanding shares Planet Payment, Inc. for a purchase price of approximately €2.7 million consisting of approximately €1.4 million in cash and €1.3 million in equity or 488,337 shares of Common Stock of $0.01 par value each of Planet Payment, Inc. issued to the BPS shareholders.  Of the 488,337 consideration shares, 72,887 are subject to certain technology development milestones.

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

NOTES TO THE FINANCIAL STATEMENTS - continued

24     Operating lease commitments

At 31 December 2011 the company had annual commitments under non-cancellable operating leases as set out below:

2011
€

Payable within 1 year	72,183
Payable within 2-5 years	—

72,183

25     Share options

The company has adopted FRS 20 from 1 January 2009. The company set up a share based payment plan in the form of a share option scheme for senior management and employees. The average period for these awards is 4 years, and the options were granted at €0.05 per option.  25,000 options were granted during the year, and 100,000 options lapsed during the year.

As there are no vesting conditions other than time the company used a Black-scholes model to value the share awards. The following weighted average assumptions were used:

Options granted	2011	2010

Stock options
Date granted	20/10/2011	03/06/10

Assumptions
Expected life of awards	4	4
Accumulated volatility	75%	75%

Summary of outstanding options under the scheme option plan

Share options	2011	2010

Outstanding at start of year	375,000	350,000
Granted during the year	25,000	25,000
Exercised	—	—
Forfeited	(150,000)	—
Expired	—	—

Outstanding at end of year	250,000	375,000

The cost of the equity settled awards recognised in the year were €8,425.

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

NOTES TO THE FINANCIAL STATEMENTS - continued

26     US GAAP reconciliation

The financial statements of the company have been prepared in accordance with generally accepted accounting practice in Ireland (“Irish GAAP”), which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”).

The following tables summarise the principal adjustments which reconcile income for the period and equity attributable to the equity holders of the Company under Irish GAAP to the amounts that would have been reported had US GAAP been applied:

	For the year ended
	31 December
	2011	2010
	€	€

Profit/(loss) reported under Irish GAAP	363,123	(1,106,595)
Adjustments for:
- Software revenue recognition	1,835,332	(1,163,271)
- Software arrangement cost deferral	(1,648,962)	1,140,076
- Recognition of up-front fees	116,568	295,084

Profit/(loss) income reported under US GAAP	666,061	(834,706)

	As at
	31 December
	2011	2010
	€	€

Shareholder equity/(deficit) reported under Irish GAAP	16,464	(355,084)
Adjustments for:
- Software revenue recognition	—	(1,835,332)
- Software cost deferral	—	1,648,962
- Recognition of up-front fees	(67,087)	(183,655)

Shareholders deficit reported under US GAAP	(50,623)	(725,109)

Software Revenue recognition and deferred costs

In 2009, the Company entered into a multiple-element arrangement which provided a customer with (i) a software product license, (ii) professional services, (iii) hosting and (iv) post-contract support (PCS). As the software arrangement included a service element, it was necessary to evaluate whether the service element may be accounted for as a separate element or whether contract accounting would be applied to the arrangement. ASC paragraph 985-605-25-2 specifies that, if an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customisation of software, the entire arrangement should be accounted for in conformity with ASC Subtopic 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts.

The software arrangement subject to contract accounting also included PCS. Pursuant to ASC 985-605-55-75, if Vendor Specific Objective Evidence (VSOE) of fair value exists for PCS included in an arrangement that is otherwise accounted for using contract accounting, the PCS services should be accounted for separately from the remainder of the arrangement (i.e., the software and customisation services).    However, as VSOE of fair value of PCS did not exist, the entire arrangement should be accounted for in conformity with ASC 605-35, using the relevant guidance in ASC 985-605-25-88 through 25-107 on applying contract accounting to certain arrangements involving software.

Planet Payment Solutions Limited (formerly Branded Payment Solutions Limited)

NOTES TO THE FINANCIAL STATEMENTS - continued

26     US GAAP reconciliation - continued

Software Revenue recognition and cost deferral - continued

In such cases, it would be rare that the company would be able to prepare reliable estimates at completion of costs of the contract or estimates of the extent of progress toward completion of the contract because such estimates must contemplate the cost of 1) when-and-if-available upgrades and enhancements as well as 2) phone support and 3) bug fixes that the company will provide to the customer pursuant to the terms of the PCS arrangement. ASC 605-35 states that if reliable estimates of the extent of progress toward completion of a contract, contract revenues or contract costs cannot be made, the completed-contract method of contract accounting should be used.

For purposes of this reconciliation, the company has deferred all revenue and expenses under completed-contract and was to recognise those amounts ratably over the PCS period once the customisation services were complete. However, in 2011, the contract was terminated prior to project completion. As such, all revenue and direct costs related to the contract were recognised in 2011 as of the last day of the transition services period as provided for in the termination agreement.

For the year ended December 31, 2011, the company recognised revenue and cost of €1.8 million and €1.6 million, respectively. For the year ended December 31, 2010, the company deferred revenue and cost of €1.2 million and €1.1 million, respectively.

Under Irish GAAP, professional services are recognised when the services are provided.  Contractual license fees are recognised when the software is delivered. There is no concept of VSOE of fair value under Irish GAAP.

Recognition of up-front fees

In some contracts the Company provides card activation and program set-up services for a non-refundable up-front fee. For Irish GAAP up-front fees are recognised into revenue once the activation or program set-up is completed.  In accordance with Staff Accounting Bulletin Topic 13.A, if there is no separate earnings process associated with the payment of an up-front fee, the fee should be deferred and recognised over the period the earnings process is complete or the performance period. Such fees are recognised over the longer of the contractual term of the arrangement or the estimated customer relationship period. For purposes of US GAAP card activation up-front fees are recognised over the card life of 12 months and program set-up up-front fees are recognised over a customer relationship period of 36 months.

The net impact on revenue for the year ended December 31, 2011 and December 31, 2010 was €0.3 million and €0.03 million, respectively.

	For the year ended
	31 December
	2011	2010
	€	€

Up-front revenue previously reported under Irish GAAP	415,832	213,368
Up-front revenue deferred under US GAAP	(67,087)	(183,655)

Net impact on revenue recognition under US GAAP	348,745	29,713

Taxation

As a full valuation allowance would be recognised in respect of this entity, the identified adjustments do not give rise to any corporate income tax effect.

Acquisition of the business

In 2008, the company entered into a business transfer agreement and services agreement with Payzone Group Limited. Under both Irish GAAP and US GAAP, the transaction was accounted for as a business combination. Under Irish GAAP, the allocation of the purchase price of €420,000 was as follows:

Tangible assets acquired	€25,000 - hardware
Intangible assets acquired	€25,000 - patents and trademarks
Liabilities assumed	Nil
Excess purchase price	€370,000- Goodwill

Under US GAAP, it is required for the company to allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition. Any excess of the cost of the acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as an asset referred to as goodwill. US GAAP is more prescriptive on the identification of intangible assets and for this reason a larger number of intangible assets arise under a purchase price allocation performed in accordance with US GAAP.

After completing the purchase price accounting under US GAAP, there were no excess amounts that needed to be allocated to goodwill. Intangible assets identified are being amortized over 3 years for US GAAP purposes which is the same time period that goodwill is being amortized for Irish GAAP purposes. Therefore, this US GAAP difference did not impact the income statement.

Comprehensive and net income

For the year ended December 31, 2011 and 2010, any differences between comprehensive income and net income were not material.

27  Approval of the financial statements

The board of directors approved the financial statements on 25 October, 2012.

UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION

On May 23, 2012, Planet Payment, Inc. (“PP” or the “Company”) acquired all of the outstanding shares of Branded Payment Solutions Limited (“BPS”) for a purchase price of approximately $3.4 million consisting of approximately $1.8 million in cash and $1.6 million in equity or 488,337 shares of common stock of $0.01 par value each of Planet Payment, Inc. issued to BPS shareholders.  Of the 488,337 consideration shares, 72,887 (valued on the date of closing at $0.2 million) are subject to certain technology development milestones.  The fair value of the shares was determined on the date of closing and will not change.  We believe that it is probable that the technology milestones will be achieved.

The financial information for PP has been obtained without adjustment from the Company’s historical audited consolidated statement of operations for the year ended December 31, 2011 and the unaudited condensed consolidated statement of operations for the six months ended June 30, 2012 contained in the Company’s report on Form 10. The financial information of BPS for the year ended December 31, 2011 has been obtained from the historical audited financial statements of BPS and prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP) which is a method of accounting different from accounting principles generally accepted in the United States of America (US GAAP), and the unaudited condensed consolidated statement of operations for the period ended May 23, 2012 contained in the Company’s historical records. PP reconciled the historical BPS Irish GAAP statements to US GAAP.

The BPS historical EUR denominated financial statement amounts have been translated to US Dollars (USD) using the following exchange rates:

		EUR / $

Year ended December 31, 2011	Average spot rate	1.3943

Interim period ended May 23, 2012	Average spot rate	1.3093

The unaudited pro forma combined condensed statements of operations for the six months ended June 30, 2012 and for the year ended December 31, 2011 give effect to the acquisition as if they had occurred on the first day of the earliest period presented.

The unaudited pro forma adjustments have been made for informational purposes.  The actual results reported by the combined company in periods following the acquisition may differ significantly from those reflected in these unaudited pro forma combined condensed statements.  As a result, the pro forma combined condensed information is not intended to represent and does not purport to be indicative of what the combined company’s financial condition or results of operations would have been had the acquisition been completed on the applicable dates of this pro forma combined condensed financial information.  In addition, the pro forma condensed combined financial information does not purport to project the future financial condition and results of operations of the combined company.

The unaudited pro forma combined condensed financial statements are based on various assumptions, including consideration paid and the allocation thereof to the assets acquired and liabilities assumed from BPS based on preliminary estimates of fair value.  The pro forma assumptions and adjustments are described in the accompanying notes presented on the following pages.  Pro forma adjustments are those that are directly attributable to the transaction, are factually supportable and, with respect to the unaudited pro forma condensed combined statements of operations, are expected to have a continuing impact on the consolidated results.  The final purchase price and the allocation thereof may differ from that reflected in the pro forma combined condensed financial statements after the final valuation procedures are performed and amounts are finalized.

The unaudited pro forma combined condensed financial information does not reflect any cost savings from operating efficiencies, synergies or other restructuring that could result from the acquisition.

Unaudited Pro Forma Combined Condensed Statement of Operations for the Six Months Ended June 30, 2012

	Planet Payment	Branded Payment Solutions			Pro Forma Combined
	June 30, 2012	May 23, 2012	Pro Forma Adjustments	Note	June 30, 2012

Revenue:
Net revenue	$21,797,974	$148,502	$—		$21,946,476
Operating expenses:
Cost of revenue	10,591,258	349,238	146,863	(1)	11,087,359
Selling, general and administrative expenses	11,319,331	213,144	(121,755)	(2)	11,410,720
Total operating expenses	21,910,589	562,382	25,108		22,498,079
Loss from operations	(112,615)	(413,880)	(25,108)		(551,603)
Other (expense) income:
Interest expense	(28,575)	(4,842)	4,842	(3)	(28,575)
Interest income	413	—	—		413
Other income, net	—	—	—		—
Total other (expense) income, net	(28,162)	(4,842)	4,842		(28,162)
Loss from operations before provision for income taxes	(140,777)	(418,722)	(20,266)		(579,765)
Provision for income taxes	(230,698)	—	—		(230,698)
Net loss	$(371,475)	$(418,722)	$(20,266)		$(810,463)
Basic net loss per share applicable to common stockholders	$(0.01)				$(0.02)
Diluted net loss per share applicable to common stockholders	$(0.01)				$(0.02)
Weighted average common stock outstanding (basic)	51,906,425				52,294,455
Weighted average common stock outstanding (diluted)	51,906,425				52,294,455

Unaudited Pro Forma Combined Condensed Statement of Operations for the Year Ended December 31, 2011

	Planet Payment	Branded Payment Solutions			Pro Forma Combined
	December 31, 2011	December 31, 2011	Pro Forma Adjustments	Note	December 31, 2011

Revenue:
Net revenue	$41,858,166	$5,809,834	$—		$47,668,000
Operating expenses:
Cost of revenue	20,770,686	3,667,315	425,950	(1)	24,863,951
Selling, general and administrative expenses	18,152,014	848,256	—		19,000,270
Total operating expenses	38,922,700	4,515,571	425,950		43,864,221
Income from operations	2,935,466	1,294,263	(425,950)		3,803,779
Other (expense) income:
Interest expense	(319,098)	(41,849)	41,849	(3)	(319,098)
Interest income	1,582	—	—		1,582
Other income, net	98,682	—	—		98,682
Total other (expense) income, net	(218,834)	(41,849)	41,849		(218,834)
Income from operations before provision for income taxes	2,716,632	1,252,414	(384,101)		3,584,945
Provision for income taxes	(331,903)	—	—		(331,903)
Net income	$2,384,729	$1,252,414	$(384,101)		$3,253,042
Basic net income per share applicable to common stockholders	$0.04				$0.06
Diluted net income per share applicable to common stockholders	$0.04				$0.05
Weighted average common stock outstanding (basic)	49,348,033				49,836,370
Weighted average common stock outstanding (diluted)	52,167,492				52,655,829

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Note 1 — Basis of Presentation

The unaudited pro forma combined condensed financial information was prepared using the acquisition method of accounting and used audited financial statements of PP and BPS for the year ended December 31, 2011 and unaudited financial statements of PP and BPS for the six months ended June 30, 2012 and the period from January 1, 2012 through May 23, 2012, respectively.

The unaudited pro forma combined condensed statements of operations for the year ended December 31, 2011 and for the six months ended June 30, 2012 gives effect to the acquisition as if it occurred on the first day of the earliest period presented.

The acquisition method of accounting is based on authoritative guidance of business combinations and uses the fair value concepts defined in authoritative guidance.  We prepared the unaudited pro forma combined condensed financial information using the acquisition method of accounting under these existing U.S. GAAP standards.

The authoritative guidance for fair value defines the term “fair value,” sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of inputs used to develop the fair value measures. Fair value is defined in the guidance as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The pro forma adjustments described below have been developed based on assumptions and estimates, including assumptions relating to the consideration to be paid and the allocation thereof to the assets acquired and liabilities assumed from BPS based on preliminary estimates of fair value. The final purchase price and the allocation thereof will differ from that reflected in the pro forma combined condensed financial statements after final valuation procedures are performed and amounts are finalized.

The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations would have been had the acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations.

The unaudited pro forma combined condensed financial statements do not reflect any cost savings from operating efficiencies, synergies or other restructurings that could result from the acquisition; as such costs are not currently factually supportable.

Management performed a review of BPS’s accounting policies, based primarily on available historical financial information, to determine whether any adjustments were necessary to ensure comparability in the pro forma combined condensed financial statements. At this time, we are not aware of any differences, other than those stated in either in the unaudited pro forma adjustments or identified in the BPS stand-alone financials statements provided elsewhere in this document, which would have a material impact on the pro forma combined condensed financial statements.

Note 2 — Preliminary Purchase Price Allocation

This business combination resulted in the total purchase price being allocated on a preliminary basis to the assets acquired and liabilities assumed according to their estimated fair values at the date of acquisition with the remaining unallocated purchase price recorded as goodwill as follows:

Current assets	$581,988
Property and equipment	29,758
Non-current assets	90,291
Developed technology	2,796,411
Goodwill	634,315
Total assets acquired	4,132,763
Total liabilities assumed	(711,283)
Net assets acquired	$3,421,480

Included in current assets is approximately $0.2 million of cash acquired.

The amount allocated to developed technology (the acquired intangible asset) is $2.8 million. The fair values assigned to developed technology was determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The acquired identifiable intangible assets are being amortized on a straight-line basis over five years, which approximates the pattern in which the assets are utilized, over their estimated useful lives.

Goodwill represents the excess of the purchase price over the fair values of the acquired net tangible and intangible assets. In accordance with the provisions of ASC 350, goodwill is not amortized but will be tested for impairment at least annually. The allocated value of goodwill of $0.6 million primarily relates to the anticipated synergies resulting from adding BPS with our current products and the acquired workforce. The goodwill amount has been assigned to the payment processing services segment. Neither the acquired goodwill nor intangible assets are deductible for tax purposes.

The liabilities assumed includes a $0.3 million deferred tax liability that relates primarily to the future amortization of acquired intangibles offset by a $0.2 million deferred tax asset that relates primarily to acquired net operating loss carryforwards.

The purchase price allocations for the BPS acquisition is provisional and is based on the information that was available as of the acquisition date to estimate the fair values of assets acquired and liabilities assumed. The purchase price allocation for this acquisition as reported as of June 30, 2012 represents the Company’s best estimates of the fair values and was based upon the information available to us. The Company is gathering and reviewing additional information necessary to finalize the value assigned to the acquired assets and liabilities assumed, as well as acquired identified intangible assets and goodwill. Therefore, the provisional measurements of fair values reported as of June 30, 2012 are subject to change. The Company is expected to finalize the purchase price allocations as soon as practicable but no later than one year from the respective acquisition date.

Note 3 — Unaudited Pro Forma Adjustments

(1) Pro Forma adjustment to record additional amortization expense related to BPS acquired identifiable intangible assets as if the acquisition occurred on January 1, 2011.

(2) Pro Forma adjustment to eliminate acquisition costs relating to the purchase of BPS in 2012.

(3) Pro Forma adjustment to eliminate interest expense on shareholder loans that were paid off with proceeds from the sale of BPS to PP.

Note 4 — Adjustment to Common Shares and Equivalents Outstanding

For purposes of these pro forma financial statements the 488,337 shares of common stock issued to BPS shareholders was given effect in the computation of basic and diluted net income per share for the year ended December 31, 2011 and the six months ended June 30, 2012 as if the acquisition of BPS had occurred on the first day of the earliest period presented.